Enel Américas S.A. and its Subsidiaries

Unaudited Interim Consolidated Financial Statements as of March 31, 2019

Exhibit 99.1

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars
AR$	Argentine pesos
CP$	Colombian pesos
R$	Brazilian Reals
PS$	Peruvian Soles

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Financial Position

As of March 31, 2019 and December 31, 2018

(In thousands of US Dollars — ThUS$)

		3-31-2019 (Unaudited)	12-31-2018
ASSETS	Note	ThUS$	ThUS$

CURRENT ASSETS

Cash and cash equivalents	8	1,925,533	1,904,285
Other current financial assets	9	198,313	210,393
Other current non-financial assets	10	398,315	307,732
Trade and other current receivables	11	4,036,992	3,551,022
Current accounts receivable from related parties	12	13,209	14,337
Inventories	13	359,733	339,398
Current tax assets	14	48,887	50,994
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners		6,980,982	6,378,161

Non-current assets or disposal groups held for sale or for distribution to owners	5.1	5,986	5,825
Total non-current assets or groups of assets for disposal classified as held for sale or as held for distribution to owners		5,986	5,825

TOTAL CURRENT ASSETS		6,986,968	6,383,986

NON-CURRENT ASSETS

Other non-current financial assets	9	2,845,309	2,796,475
Other non-current non-financial assets	10	1,147,675	1,140,708
Trade and other non-current receivables	11	721,777	906,508
Non-current accounts receivable from related parties	12	1,490	1,652
Investments accounted for using the equity method	15	2,180	2,596
Intangible assets other than goodwill	16	5,822,732	5,827,289
Goodwill	17	1,206,692	1,205,570
Property, plant and equipment	18	8,848,985	8,686,827
Investment property		10,626	11,708
Deferred tax assets	19	430,955	433,037

TOTAL NON-CURRENT ASSETS		21,038,421	21,012,370

TOTAL ASSETS		28,025,389	27,396,356

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Financial Position

As of March 31, 2019 and December 31, 2018

(In thousands of US Dollars — ThUS$)

		3-31-2019 (Unaudited)	12-31-2018
LIABILITIES AND EQUITY	Note	ThUS$	ThUS$

CURRENT LIABILITIES

Other current financial liabilities	20	1,533,829	1,648,099
Trade and other current payables	23	4,316,526	4,116,247
Current accounts payable to related parties	12	3,014,198	2,996,668
Other current provisions	24	353,770	422,863
Current tax liabilities	14	182,082	192,924
Other current non-financial liabilities	10	277,692	270,120
Total current liabilities other than those associated with groups of assets for disposal classified as held for sale or distribution to owners		9,678,097	9,646,921

Total non-current liabilities other than those associated with groups of assets for disposal classified as held for sale	5.1	3,940	3,835
Total non-current liabilities other than those associated with groups of assets for disposal classified as held for sale or distribution to owners		3,940	3,835

TOTAL CURRENT LIABILITIES		9,682,037	9,650,756

NON-CURRENT LIABILITIES

Other non-current financial liabilities	20	5,212,320	4,621,868
Trade and other non-current payables	23	1,175,115	933,056
Non-current accounts payable to related parties	12	980	—
Other long-term provisions	24	1,056,784	1,363,976
Deferred tax liabilities	19	531,484	546,070
Non-current provisions for employee benefits	25	1,331,375	1,343,507
Other non-current non-financial liabilities	10	97,121	105,223

TOTAL NON-CURRENT LIABILITIES		9,405,179	8,913,700

TOTAL LIABILITIES		19,087,216	18,564,456

EQUITY
Issued capital	26.1.1	6,763,204	6,763,204
Retained earnings		5,046,040	4,841,687
Other reserves	26.5	(4,891,306)	(4,880,883)
Equity attributable to shareholders of Enel Américas		6,917,938	6,724,008

Non-controlling interests	26.6	2,020,235	2,107,892

TOTAL EQUITY		8,938,173	8,831,900

TOTAL LIABILITIES AND EQUITY		28,025,389	27,396,356

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature

For the three month periods ended March 31, 2019 and 2018

(In thousands of US Dollars — ThUS$)

		For the three month periods ended
STATEMENTS OF COMPREHENSIVE INCOME		3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Profit (loss)	Note	ThUS$	ThUS$
Revenues	27	3,368,794	2,546,734
Other operating income	27	217,745	187,169
Revenues and Other Operating Income		3,586,539	2,733,903

Raw materials and consumables used	28	(2,207,789)	(1,504,130)
Contribution Margin		1,378,750	1,229,773

Other work performed by the entity and capitalized		43,697	39,112
Employee benefits expenses	29	(212,813)	(200,180)
Depreciation and amortization expense	30	(238,144)	(166,648)
Impairment loss recognized in the period’s profit or loss	30	(48,610)	(22,811)
Other expenses	31	(300,489)	(248,620)
Operating income		622,391	630,626

Other gains (losses)		—	188
Financial income	32	119,102	73,059
Financial costs	32	(341,745)	(202,922)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	15	(481)	495
Foreign currency exchange differences	32	47,664	2,411
Gains (losses) from indexed assets and liabilities (*)	7	25,024	—

Income before taxes		471,955	503,857
Income tax expenses	19	(155,961)	(170,421)
NET INCOME		315,994	333,436

Net income attributable to:
Shareholders of Enel Américas		204,353	221,280
Non-controlling interests	26.6	111,641	112,156
NET INCOME		315,994	333,436

Basic and diluted earnings per share

Basic and diluted earnings per share	US$ / share	0.00356	0.00385
Basic and diluted earnings per share	US$ / share	0.00356	0.00385
Weighted average number of shares of common stock		57,452,641,516	57,452,641,516

Diluted earnings per share
Diluted earnings per share	US$ / share	0.00356	0.00385
Diluted earnings per share	US$ / share	0.00356	0.00385
Weighted average number of shares of common stock		57,452,641,516	57,452,641,516

(*) In 2019, this corresponds to the effect from the hyperinflation in Argentina (see Note 7).

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature

For the three month periods ended March 31, 2019 and 2018

(In thousands of US Dollars — ThUS$)

		For the three month periods ended
		3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
STATEMENTS OF COMPREHENSIVE INCOME	Note	ThUS$	ThUS$

Net Income		315,994	333,436

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes

Foreign currency translation gains (losses)		(91,662)	114,276
Gains (losses) on financial assets measured at fair value with changes in other comprehensive income		(37)	(22)
Gains (losses) from cash flow hedge		2,023	(6,542)
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		(489)	2,555

Other comprehensive income (loss) that will be reclassified subsequently to profit or loss		(90,165)	110,267

Total components of other comprehensive income (loss), before taxes		(90,165)	110,267

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss

Income tax related to cash flow hedge		(474)	2,088

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
		(474)	2,088

Total Other Comprehensive Income (Loss)		(90,639)	112,355

TOTAL COMPREHENSIVE INCOME		225,355	445,791

Comprehensive income attributable to:
Shareholders of Enel Américas		123,456	273,298
Non-controlling interests		101,899	172,493
TOTAL COMPREHENSIVE INCOME		225,355	445,791

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Changes in Equity

For the three month periods ended March 31, 2019 and 2018

(In thousands of US Dollars — ThUS$)

		Changes in Other Reserves
Statement of Changes in Equity	Issued Capital	Reserve for Exchange Differences in Translation	Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale	Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Enel Américas	Non-Controlling Interests	Total Equity
Beginning of period 1/1/2019	6,763,204	(1,666,109)	(5,094)	—	(397)	(3,209,283)	—	(4,880,883)	4,841,687	6,724,008	2,107,892	8,831,900
Changes in equity
Comprehensive income:
Profit (loss)									204,353	204,353	111,641	315,994
Other comprehensive income (loss)		(81,817)	938	—	(18)	—	—	(80,897)		(80,897)	(9,742)	(90,639)
Comprehensive income										123,456	101,899	225,355
Dividends									—	—	(229,820)	(229,820)
Increase (decrease) from other changes	—	—	—	—	—	70,474	—	70,474	—	70,474	40,264	110,738
Total changes in equity	—	(81,817)	938	—	(18)	70,474	—	(10,423)	204,353	193,930	(87,657)	106,273
Equity at end of period 3/31/2019 (Unaudited)	6,763,204	(1,747,926)	(4,156)	—	(415)	(3,138,809)	—	(4,891,306)	5,046,040	6,917,938	2,020,235	8,938,173

		Changes in Other Reserves
Statement of Changes in Equity	Issued Capital	Reserve for Exchange Differences in Translation	Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale	Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Enel Américas	Non-Controlling Interests	Total Equity
Beginning of period 1/1/2018	6,763,204	(453,995)	(3,472)	—	(175)	(3,408,922)	—	(3,866,564)	3,583,831	6,480,471	1,798,036	8,278,507
Increase (decrease) through changes in accounting policies (1)	—	—	—	—	—	—	—	—	4,203	4,203	(1,317)	2,886
Equity at beginning of period 1/1/2018	6,763,204	(453,995)	(3,472)	—	(175)	(3,408,922)		(3,866,564)	3,588,034	6,484,674	1,796,719	8,281,393
Changes in equity
Comprehensive income:
Profit (loss)									221,280	221,280	112,156	333,436
Other comprehensive income (loss)		54,702	(2,673)	—	(11)	—	—	52,018		52,018	60,337	112,355
Comprehensive income										273,298	172,493	445,791
Dividends									—	—	(195,796)	(195,796)
Increase (decrease) from other changes	—	—	—	—	—	—	—	—	—	—	—	—
Total changes in equity	—	54,702	(2,673)	—	(11)	—	—	52,018	221,280	273,298	(23,303)	249,995
Ending balance 3/31/2018 (Unaudited)	6,763,204	(399,293)	(6,145)	—	(186)	(3,408,922)	—	(3,814,546)	3,809,314	6,757,972	1,773,416	8,531,388

(1)         Considers a charge to retains earnings of ThUS$2,886 due to the application of IFRS 9.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statments of Cash Flows, Direct

For the three month periods ended March 31, 2019 and 2018

(In thousands of US Dollars — ThUS$)

		For the three month periods ended
		3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Statements of Direct Cash Flows	Note	ThUS$	ThUS$
Cash flows from (used in) operating activities

Types of collection from operating activities
Collections from the sale of goods and services		4,640,518	3,464,744
Collections from royalties, payments, commissions, and other income from ordinary activities		3,061	5,398
Collections from premiums and services, annual payments, and other benefits from policies held		11,050	20,289
Other collections from operating activities		199,652	180,286
Payments to suppliers for goods and services		(2,465,038)	(2,065,972)
Payments to and on behalf of employees		(247,861)	(209,491)
Payments on premiums and services, annual payments, and other obligations from policies held		(11,885)	(10,078)
Other payments for operating activities, net	8.c	(1,687,078)	(1,051,088)

Cash flows from (used in) operating activities
Income taxes paid		(147,682)	(151,109)
Other outflows of cash		(3,785)	(53,417)

Net cash flows from operating activities		290,952	129,562

Cash flows from (used in) investing activities
Other charges for the sale of equity or debt instruments of other entities		60,947	69,021
Other payments to acquire equity or debt instruments of other entities		(48,790)	(125,872)
Purchase of property, plant and equipment		(246,853)	(203,896)
Purchase of intangible assets		(151,520)	(128,869)
Payments from future, forward, option and swap contracts		(3,375)	(2,871)
Collections from future, forward, option and swap contracts		2,990	—
Interest received		42,575	17,997
Other inflows (outflows) of cash, net		(15,882)	2,460

Net cash flows from (used in) investing activities		(359,908)	(372,030)

Cash flows from (used in) financing activities
Total proceeds from loans	8.d	971,101	347,802
Proceeds from long-term loans		599,352	228,987
Proceeds from short-term loans		371,749	118,815
Payment on borrowings	8.d	(605,556)	(161,587)
Payment on lease liabilities	8.d	(9,882)	(6,358)
Payments on loans to related parties	8.d	(1,014)	—
Dividends paid		(135,755)	(97,108)
Interest paid	8.d	(123,163)	(93,603)
Other inflows (outflows) of cash, net	8.d	(818)	(13,382)

Net cash flows from (used in) financing activities		94,913	(24,236)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		25,957	(266,704)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(4,709)	8,350
Net increase (decrease) in cash and cash equivalents		21,248	(258,354)
Cash and cash equivalents at beginning of period	8	1,904,285	1,472,763
Cash and cash equivalents at end of period	8	1,925,533	1,214,409

The accompanying notes are an integral part of these consolidated financial statements.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2019 AND DECEMBER 31, 2018 AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2019

(In thousands of US Dollars — ThUS$)

1.                  THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enel Américas S.A. (hereinafter “Enel Américas”, the “Company” or the “Parent Company”) and its subsidiaries comprise the Enel Américas Group (hereinafter “the Group”).

The Company is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered in the securities register of the Financial Market Commission of Chile, hereinafter “CMF”, under number 175. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter “U.S. SEC”) and its shares have been listed on the New York Stock Exchange since 1993.

The Company is a subsidiary of Enel S.p.A. (hereinafter “Enel”), an entity that owns a 56.42% interest (see Note 39).

The Company was initially created in 1981 under the corporate name of Compañía Chilena Metropolitana de Distribución Eléctrica S.A. Subsequently, on August 1, 1988 the company became Enersis S.A., by means of an amendment to the articles of incorporation. In the context of the restructuring process carried out by the Group on March 1, 2016, as part of the “Spin-Off” stage, the then Enersis S.A. became Enersis Américas S.A. On December 1, 2016, upon completion of the “Merger” stage, the corporate name was changed again and Enersis Américas S.A. became Enel Américas S.A. For tax purposes, the Company operates under Chilean tax identification number 94.271.000-3.

As of March 31, 2019, the Group had 17,818 employees. During the three-month period ended March 31, 2019, the Group averaged a total of 17,944 employees. See Note 35 for additional information regarding employee distribution by category and geographic location.

The Company’s corporate purpose consists of exploring for, developing, operating, generating, distributing, transmitting, transforming, and/or selling energy of any kind or form, whether in Chile or abroad, either directly or through other companies. It is also engaged in telecommunications activities, and it provides engineering consultation services in Chile and abroad. The Company’s corporate purpose also includes investing in, and managing, its investments in subsidiaries and associates which generate, transmit, distribute, or sell electricity, or whose corporate purpose includes any of the following:

(i)                 Energy of any kind or form,

(ii)              Supplying public services, or services whose main component is energy,

(iii)           Telecommunications and information technology services, and

(iv)          Internet-based intermediation business.

The Group’s 2018 consolidated financial statements were approved by the Board of Directors at a meeting held on February 27, 2019.

2.                  BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Accounting principles

The interim consolidated financial statements for the three months ended as of March 31, 2019 of Enel Américas were approved for issuance by the Company’s Board of Directors at its meeting held on April 25, 2019 and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These interim consolidated financial statements reflect faithfully the financial position of Enel Américas and its subsidiaries as of March 31, 2019 and December 31, 2018 and the results of their operations, changes in their equity and their cash flows for the three months ended as of March 31, 2019 and 2018 and corresponding notes.

These interim consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except when, in accordance with IFRS, those assets and liabilities that are measured at a fair value.

2.2 New accounting pronouncements

a)                 The following accounting pronouncements have been adopted by the Group effective as of January 1, 2019:

i.                     New Standards and Interpretations

New Standards and Interpretations	Mandatory Effective date:

IFRS 16: Leases	January 1, 2019

IFRIC 23 Uncertainty over Income Tax Treatments	January 1, 2019

•                     IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17 Leases and its interpretations: IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard became effective on January 1, 2019.

IFRS 16 is based on the concept of control in determining whether a contract is or contains a lease. In relation to the accounting treatment for a lessee and a lessor, the standard states the following:

i)                     Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee will recognize on the statement of financial position a right to use asset and a lease liability for the future payments. Subsequent to initial recognition it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interest related to the liability for leases. The standard provides two voluntary recognition exceptions for low-value leases and short-term leases.

ii)                  Lessor accounting: does not change substantially from the model established for IAS 17. The lessor will continue to classify leases under the same principles of the current standard as operating or financial leases.

The Group carried out an assessment of the potential impact of IFRS 16 on its consolidated financial statements. Conducting this assessment required the use of professional judgment and assumptions, which are summarized below:

•                     Analysis of the lease contracts executed by the Group’s companies in order to identify if they are within the scope of the standard. This analysis included not only the contracts in which the Group’s companies act as a lessee, but also the contracts for the rendering of services and the contracts in which the Group companies act as a lessor.

•                     Estimate of the lease terms, based on the non-cancellable period and the periods covered by the renewal options, the exercise of which is in the power of Enel Américas and is considered reasonably certain.

•                     Estimate of the discount rate to calculate the present value of the lease payments. This is equal to the incremental rate of the lessee’s loans when the interest rate implicit in the lease cannot be easily determined. For the transition, the calculation of the effects as of January 1, 2019, the Group has used the incremental indebtedness rate, defined as the interest rate that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a value similar to the right-of-use asset in a similar economic environment.

The Group decided to use certain exemptions from application of the standard, because there are contracts with a maturity of less than 12 months or that have underlying assets of low individual value, such as the lease of certain office equipment (personal computers, printers and photocopiers). See Note 3.f and 18.d.

For the transition of the new standard, the Group has decided to apply the following practical expedients:

•                     Not to re-evaluate if a contract is, or contains, a lease. Instead, it applied the standard to contracts that were previously identified as leases by applying IAS 17 and IFRIC 4. Therefore, the Group did not apply the standard to contracts that were not previously identified as containing a lease.

•                     Apply the standard retrospectively with the cumulative effect of the initial application recorded against opening retained earnings at January 1, 2019. This means not restating comparative periods and presenting the cumulative effect of the initial application of the standard as an adjustment to the opening balance of retained earnings as of January 1, 2019.

•                     Recognize right-of-use assets on the initial date of application for an amount equal to the lease liabilities, adjusted by the amount of any advance or accumulated lease payments recognized in the statement of financial position immediately before the initial date of application.

The new standard has an impact on all Group entities that have lease contracts. The main issues that arise are those related to the lease of land, buildings and automobiles. As a result of the change in the accounting model for lessees, the Group has recognized an increase in current and non-current liabilities of ThUS$74,953 as of January 1, 2019, for the recognition of lease liabilities, and an increase in non-current assets for the same amount, as a result of the recognition of the right of use assets in such contracts. It should be noted that there was no effect to be recognized in the opening balance of retained earnings as of January 1, 2019. For further information see Notes 18.c and 20.

As a result of the foregoing, during the first quarter of 2019, the Group recognized an increase in financial expenses associated with the new lease liabilities of ThUS$1,733 and an increase in depreciation associated with the right-of-use assets of ThUS$5,554.

•                     IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 to clarify the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

Uncertainty over income tax treatments can affect both current and deferred taxes. Recognizing the effects of uncertainty depends on whether the tax authority is likely or not to accept an uncertain tax treatment, assuming that the tax authority will examine the amounts that it is entitled to examine and has full knowledge of all the related information.

This interpretation became effective on January 1, 2019. The application of IFRIC 23 has not had an impact on the consolidated financial statements of Enel Américas and its subsidiaries.

ii.                 Amendments and Improvements

Amendments and Improvements	Mandatory Effective Date:

Amendment to IAS 9: Prepayment Features with Negative Compensation	January 1, 2019

Amendment to IAS 28: Long-term interests in Associates and Joint Ventures	January 1, 2019

Annual Improvements to IFRS: 2015 - 2017 Cycle (IFRS 3, IFRS 11, IAS 12 and IAS 23).	January 1, 2019

IAS 19: Plan Amendment, Curtailment or Settlement	January 1, 2019

•                     Amendments to IFRS 9 Prepayment Features with Negative Compensation

This amendment was issued on October 12, 2017. This amendment amends the existing requirements in IFRS 9 regarding termination rights in order to allow measurement of financial assets at amortized cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation prepayments.

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through profit or loss in other comprehensive income, provided that the contractual cash flows are only principal and interest payments on the outstanding principal and the instrument is carried out within the business model for that classification. The amendments to IFRS 9 are intended to clarify that a financial asset meets the criterion of “only principal payments plus interest”, regardless of the event or circumstance that causes the early termination of the contract or of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments to IFRS 9 should be applied when the prepayment is close to the unpaid amounts of principal and interest in such a way that it reflects the change in the benchmark interest rate. This implies that prepayments at fair value or for an amount that includes the fair value of the cost to terminate an associated hedging instrument will normally meet the criterion of only principal payments plus interest, only if other elements of the change in fair value, such as the effects of credit risk or liquidity, are minimal.

The application of this amendment, as of January 1, 2019, did not have an impact on the Group’s consolidated financial statements.

•                     Amendments to IAS 28 Long-term interests in Associates and Joint Ventures

This amendment clarifies that IFRS 9 Financial Instruments is applicable to an entity’s long-term interests in an associate or joint venture to which the equity method is not applied. This clarification is relevant because it implies that the expected credit loss model, described in IFRS 9, applies to these long-term interests.

The application of this amendment, as of January 1, 2019, did not have an impact on the Group’s consolidated financial statements.

•                     Annual improvements to IFRS 2015 - 2017 Cycle (IFRS 3, IFRS 11, IAS 12 and IAS 23).

IFRS 3 Business Combinations and IFRS 11 Joint Arrangements clarifies the accounting for increases in ownership interest in a joint operation that meets the definition of a business. If a party maintains (or obtains) joint control, the previously held ownership interest is not remeasured. If a party obtains control, the transaction is a business combination in stages and the acquiring party remeasures the previously held ownership interest in the assets and liabilities of a joint operation, at fair value.

The IAS 12 Income Taxes amendment clarifies that the income tax on dividends is linked more directly to past transactions or events that generated distributable profits than to distributions to shareholders. Therefore, an entity recognizes income tax on dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

IAS 23 Borrowing Costs clarifies that loans that were specifically intended to finance qualifying assets part of the entity’s general loan pool for the purpose of calculating the capitalization rate, when substantially all of the activities necessary to prepare the asset for its intended use or sale are complete.

The application of these improvements, as of January 1, 2019, did not have an impact on the Group’s consolidated financial statements.

•                     Amendment to IAS 19 Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 Employee Benefits, issued in February 2018, address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendment specifies that an entity is required to determine the current service cost and net interest for the remainder of the annual period using the actuarial assumptions used to remeasure the defined benefit liability (asset) and plan assets after the plan amendment, curtailment or settlement.

The amendments to IAS 19 also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in net interest, is recognized in other comprehensive income.

This clarification provides that entities might have to recognize a past service cost, or a gain or loss on settlement, that reduces a surplus that was not recognized before. Changes in the effect of the asset ceiling are not netted against such amounts.

The amendments to IAS 19 apply to a plan amendment, curtailment or settlement that occurred on or after January 1, 2019.

b)                 Accounting pronouncements with application effective as of January 1, 2020 and thereafter:

As of the date of issuance of these interim consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application is not mandatorily effective:

i.                      Amendments and Improvements

Amendments and Improvements	Mandatory Effective Date:

Conceptual Framework (Revised)	January 1, 2020

Amendments to IFRS 3: Definition of a Business	January 1, 2020

Amendments to IAS 1 and IAS 8: Definition of Material or Materiality	January 1, 2020

•                     Conceptual Framework (Revised)

The IASB issued the Conceptual Framework (revised) in March 2018. It incorporates some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important matters. Revisions to the Conceptual Framework may affect the application of IFRS when no standard applies to a particular transaction or event.

The IASB has also issued a separate accompanying document, “Amendments to References to the Conceptual Framework in IFRS Standards,” which establishes amendments to affected IFRSs in order to update references to the new Conceptual Framework.

The revised Conceptual Framework and the Amendments to References to the Conceptual Framework in IFRS Standards become effective on January 1, 2020. Early application is allowed if all the changes made are adopted at the same time. Management is evaluating the potential impact of the application of the new Conceptual Framework on the consolidated financial statements of the Group.

•                     Amendments to IFRS 3 Definition of a Business

IFRS 3 Business Combinations was amended by the IASB in October 2018, to clarify the definition of business, in order to help entities to determine whether a transaction should be accounted for as a business combination or as the acquisition of an asset. To be considered as a business, an acquired integrated set of activities and assets must include, at least, an input and a substantive process that together contribute significantly to the ability to create output. The amendment also adds guidance and illustrative examples to assess whether a substantial process has been acquired.

The amendment is applicable prospectively to business combinations and acquisitions of assets, the acquisition date of which is from January 1, 2020. Earlier application is permitted.

•                     Amendments to IAS 1 and IAS 8 Definition of Material or Materiality

In October 2018, the IASB amended IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to improve the definition of material and the explanations accompanying the definition. The amendments ensure that the definition of material is consistent in all IFRS.

Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The amendments will be applicable prospectively for annual periods beginning on or after January 1, 2020. Earlier application is permitted.

2.3 Responsibility for the information, judgments and estimates provided

The Company’s Board of Directors is responsible for the information contained in these interim consolidated financial statements and expressly states that all IFRS principles and standards have been fully implemented.

In preparing the interim consolidated financial statements, certain judgments and estimates made by the Group’s Management have been used to quantify some of the assets, liabilities, revenue, expenses and commitments recognized.

The most important areas where critical judgment was required are:

•                      In a service concession agreement, determination of whether a grantor controls or regulates what services the operator must provide, to whom and at what price, are critical factors for the application of IFRIC 12 Service Concession Arrangements (see Note 3.d.1).

•                      The identification of cash generating units (CGU) for impairment testing (see Note 3.e).

•                      The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.h).

•                      The determination of the Group’s functional currency (see Note 3.v).

•                      Application of the revenue recognition model in accordance with IFRS 15 (see Note 3.q).

•                      Determination of the non-cancellable lease term of contracts with renewal options (See Note 3.f).

The estimates refer basically to:

•                      The valuations performed to determine the existence of impairment losses in non-financial assets and goodwill (see Note 3.e).

•                      The assumptions used to calculate the actuarial liabilities and obligations with employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 3.m.1 and 25).

•                      The useful lives of property, plant and equipment and intangible assets (see Notes 3.a and 3.d).

•                      The assumptions used to calculate the fair value of financial instruments (see Notes 3.h and 22).

•                      The energy supplied to customer whose meters have not yet been read (see Note 3.q).

•                      Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, that allow for estimation of electricity system settlements that occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recognized in the financial statements (see Appendix 2.2).

•                      The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.m).

•                      Future disbursements for closure of facilities and restoration of land, as well as associated discount rates to be used (see Note 3.a).

•                      The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and other estimates have been used as a basis for recording the various income tax-related balances in these interim consolidated financial statements (see Note 3.p).

•                      The fair value of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

Although these judgments and estimates have been based on the best available information as of the issuance date of these interim consolidated financial statements, future events may occur that would require a change (increase or decrease) to these judgments and estimates in subsequent periods. This change would be made prospectively, recognizing the effects of this change in judgment and estimation in the corresponding future consolidated financial statements.

2.4 Subsidiaries

Subsidiaries are defined as those entities controlled either, directly or indirectly by Enel Américas. Control is exercised if and only if the following conditions are met: the Company has i) power over the subsidiary; ii) exposure, or rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of these returns.

Enel Américas has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting the practical ability to direct the entities’ relevant activities, that is, the activities that significantly affect the subsidiary’s results.

The Group will reassess whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control listed above.

Subsidiaries are consolidated as described in Note 2.7.

The following are the entities in which the Group has the ability to exercise control and are therefore included in these interim consolidated financial statements:

				% Ownership as of 3-31-2019 (Unaudited)			% Ownership as of 12-31-2018
Taxpayer ID No.	Company	Country	Functional currency	Direct	Indirect	Total	Direct	Indirect	Total

Foreign	Enel Distribución Río S.A.	Brazil	Real	—	99.73%	99.73%	—	99.73%	99.73%
Foreign	EGP Cachoeira Dourada S.A.	Brazil	Real	—	99.75%	99.75%	—	99.75%	99.75%
Foreign	Enel Generación Fortaleza S.A.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Cien S.A.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Distribución Ceará S.A.	Brazil	Real	—	74.05%	74.05%	—	74.05%	74.05%
Foreign	Enel Brasil S.A.	Brazil	Real	100.00%	—	100.00%	100.00%	—	100.00%
Foreign	Enel X Brasil S.A.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Distribución Goias S.A.	Brazil	Real	—	99.93%	99.93%	—	99.93%	99.93%
Foreign	Enel Distribución Sao Paulo S.A.	Brazil	Real		95.88%	95.88%		95.88%	95.88%
Foreign	Enel Green Power Proyectos I (Volta Grande)	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Ingendesa do Brasil Ltda.	Brazil	Real	1.00%	—	1.00%	1.00%	—	1.00%
Foreign	Enel Brasil Investimento Sudeste S.A.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Central Geradora Fotovoltaica Sao Francisco Ltda.	Brazil	Real	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Nuxer Trading S.A.	Uruguay	American Dollar	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Central Dock Sud S.A.	Argentina	Argentine Peso	—	70.24%	70.24%	—	70.24%	70.24%
Foreign	Compañía de Transmisión del Mercosur S.A.	Argentina	Argentine Peso	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Distrilec Inversora S.A.	Argentina	Argentine Peso	51.50%	—	51.50%	51.50%	—	51.50%
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Argentine Peso	—	99.45%	99.45%	—	99.45%	99.45%
Foreign	Enel Argentina S.A.	Argentina	Argentine Peso	99.92%	—	99.92%	99.92%	—	99.92%
Foreign	Enel Trading Argentina S.R.L.	Argentina	Argentine Peso	55.00%	45.00%	100.00%	55.00%	45.00%	100.00%
Foreign	Enel Generación Costanera S.A.	Argentina	Argentine Peso	—	75.68%	75.68%	—	75.68%	75.68%
Foreign	Enel Generación El Chocón S.A.	Argentina	Argentine Peso	—	67.67%	67.67%	—	67.67%	67.67%
Foreign	Hidroinvest S.A.	Argentina	Argentine Peso	41.94%	54.76%	96.70%	41.94%	54.76%	96.70%
Foreign	Inversora Dock Sud S.A.	Argentina	Argentine Peso	57.14%	—	57.14%	57.14%	—	57.14%
Foreign	Transportadora de Energía S.A.	Argentina	Argentine Peso	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Colombia	Colombian Peso	48.30%	—	48.30%	48.30%	—	48.30%
Foreign	Emgesa S.A. E.S.P.	Colombia	Colombian Peso	48.48%	—	48.48%	48.48%	—	48.48%
Foreign	Inversora Codensa S.A.S.	Colombia	Colombian Peso	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombia	Colombian Peso	—	99.85%	99.85%	—	99.85%	99.85%
Foreign	Enel X Colombia S.A.S	Colombia	Colombian Peso	—	100.00%	100.00%	—	100.00%	100.00%
Foreign	Enel Perú S.A.C.	Peru	Peruvian Soles	100.00%	—	100.00%	100.00%	—	100.00%
Foreign	Chinango S.A.C.	Peru	Peruvian Soles	—	80.00%	80.00%	—	80.00%	80.00%
Foreign	Enel Generación Perú S.A.	Peru	Peruvian Soles	—	83.60%	83.60%	—	83.60%	83.60%
Foreign	Enel Distribución Perú S.A.	Peru	Peruvian Soles	—	83.15%	83.15%	—	83.15%	83.15%
Foreign	Enel Generación Piura S.A.	Peru	Peruvian Soles	—	96.50%	96.50%	—	96.50%	96.50%
Foreign	Enel X Perú S.A.C.	Peru	Peruvian Soles	—	99.99%	99.99%	—	—	—
Foreign	Compañía Energética Veracruz S.A.C.	Peru	Peruvian Soles	—	100.00%	100.00%	—	100.00%	100.00%

2.4.1           Changes in the scope of consolidation

•                      On June 7, 2018, our subsidiary Enel Brasil S.A. through its own subsidiary (100%) Enel Brasil Investimentos Sudeste S.A. (Enel Sudeste) successfully completed the acquisition, by means of a voluntary tender offer (“OPA” or “Tender Offer”), for the Brazilian energy distributor Enel Distribución Sao Paulo (formerly known as Eletropaulo Metropolitana de Eletricidade de Sao Paulo S.A.). For further information related to this acquisition, see Note 6.1.

•                      During the last quarter of 2018, Enel Brasil S.A. acquired in Uruguay the company Nuxer Trading S.A. and in Brazil the company Central Geradora Fotovoltaica Sao Francisco Ltda, in order to develop the business lines of Enel X Brasil those countries.

•                      The subsidiary Enel X Perú SpA was incorporated in the first quarter of 2019. The corporate purpose of this subsidiary, among others, is to develop, implement and sell products and services related to energy that incorporate innovation, state-of-the-art technology and trends of the future, products and services other than the electricity distribution under concession and the related services.

2.4.2           Consolidated companies with an economic equity interest of less than 50%

Although the Group holds a 48.3% equity interest in Codensa S.A. E.S.P. and a 48.48% equity interest in Emgesa S.A. E.S.P., they are considered as subsidiaries since the Company exercises control over these entities through contracts or agreements with shareholders, or as a consequence of their structure, composition and shareholder classes. The Group holds 57.15% and 56.43% of the voting shares of Codensa and Emgesa, respectively.

2.5 Investments in associates

Associates are those entities over which Enel Américas, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the associate but is not control or joint control over those policies. In assessing significant influence, the Group takes into account the existence and effect of currently exercisable voting rights or convertible rights at the end of each reporting period, including currently exercisable voting rights held by the Company or other entities. In general, significant influence is presumed to be those cases in which the Group has more than 20% of the voting power of the investee.

Associates are accounted for under equity method as described in Note 3.i.

The detail of the companies that qualify as associates is the following:

				% Ownership as of 3-31-2019 (Unaudited)			% Ownership as of 12-31-2018
Taxpayer ID No.	Company	Country	Functional currency	Direct	Indirect	Total	Direct	Indirect	Total

Foreign	Sacme S.A.	Argentina	Argentine Peso	—	50.00%	50.00%	—	50.00%	50.00%
Foreign	Yacylec S.A.	Argentina	Argentine Peso	22.22%	—	22.22%	22.22%	—	22.22%
Foreign	Central Termica Manuel Belgrano	Argentina	Argentine Peso	—	25.60%	25.60%	—	25.60%	25.60%
Foreign	Central Térmica San Martin	Argentina	Argentine Peso	—	25.60%	25.60%	—	25.60%	25.60%
Foreign	Central Vuelta Obligada S.A.	Argentina	Argentine Peso	—	40.90%	40.90%	—	40.90%	40.90%

2.6 Joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the participants, joint agreements are classified as:

•                      Joint venture: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are incorporated to the consolidated financial statements using the equity method, as described in Note 3.i.

•                      Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are incorporated to the consolidated financial statements recognizing the interest in the contractually named assets and liabilities in the joint operation.

In determining the type of joint arrangement in which it is involved, the management of the Group assesses its rights and obligations arising from the arrangement by considering the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances. If facts and circumstances change, the Group reassesses whether the type of joint arrangement in which it is involved has changed.

Currently, the Company is not involved in any joint arrangement that qualifies as a joint operation.

2.7 Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, revenues, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-group transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated statement of comprehensive income from the date when the parent company obtains control of the subsidiary and until the date on which it loses control of the subsidiary.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.                  At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interests exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, the Group chooses whether to measure the non-controlling interests in the acquire at fair value or at the proportional share of the net identifiable assets acquired.

If the fair value of all assets acquired and liabilities assumed at the acquisition date has not been completed, the Group reports the provisional values accounted for in the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively as if the accounting for the business combination had been completed at the acquisition date, and also additional assets or liabilities will be recognized to reflect new information obtained about events and circumstances that existed on the acquisition date, but which were unknown to the management at that time. Comparative information for prior periods presented in the financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

For business combinations achieved in stages, the Company’s previously held equity interest in the acquire is remeasured to its acquisition date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

2.                  Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.                  The financial statements of the Group companies operating in non-hyper-inflationary economies, with functional currencies other than the US dollar are translated as follows:

a.                  For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.

b.                  For items of the comprehensive income, the average exchange rate for the period is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.                   For equity accounts, the historical exchange rate from the date of acquisition or contribution is used, and retained earnings are translated at the average exchange rate at the date of origination.

d.                  Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses”) within the consolidated statement of comprehensive income in other comprehensive income (see Note 26.2).

4.                  The financial statements of the subsidiaries whose functional currency comes from hyper-inflationary economies, as is the case of the Argentine economy (see Note 7), are first adjusted for the inflation effect, and any gain or loss in the net monetary position is recognized in profit or loss; then all the items (assets, liabilities, equity items, expenses and revenue) are translated using the closing exchange rate corresponding to the closing date of the most recent statement of financial position.

5.                  Balances and transactions between consolidated companies have been fully eliminated in the consolidation process.

6.                  Changes in the ownership interests in subsidiaries that do not result in the Group obtaining or losing control are recognized as equity transactions. The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to shareholders of the Parent.

7.                  Business combinations between entities under common control are accounted for using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amounts at which they were recognized in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between assets and liabilities contributed to the consolidation and the consideration paid is recorded directly in Net equity, as a charge or credit to “Other reserves”. The Group does not restate comparative periods in its financial statements for business combinations under common control.

3.                  ACCOUNTING POLICIES

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)                 Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, with general character, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

•                      Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment (see Note 18.b.1).

•                      Employee expenses directly related to construction in progress (see Note 18.b.2).

•                      Future disbursements that the Group will have to make to close its facilities are added to the value of the asset at fair value, recognizing the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 24).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recorded as an increase in cost for the respective assets, derecognizing the replaced or overhauled components.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the year in which they are incurred.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group expects to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively.

In addition, the Group recognizes right-of-use assets for leases relating to property, plant and equipment in accordance with the criteria established in Note 3.f.The following are the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful life
Buildings	10 – 85
Plant and equipment	10 – 85
IT equipment	3 – 15
Fixtures and fittings	3 – 75
Motor vehicles	5 – 20

Additionally, the following table sets forth more details on the useful lives of plant and equipment items:

Categories of Property, plant and equipment	Years of estimated useful life
Generating plant and equipment:
Hydroelectric plants
Civil engineering works	10 – 85
Electromechanical equipment	10 – 60
Coal/Fuel power plants	10 – 40
Combined cycle power plants	10 – 50
Distribution plant and equipment:
High-voltage network	15 – 50
Low- and medium-voltage network	30 – 50
Measuring and remote control equipment	10 – 30
Primary substations	20 – 40

Land is not depreciated since it has an indefinite useful life.

Regarding the administrative concessions held by the Group’s electric companies, the following table lists the remaining periods until expiration of the concessions that do not have an indefinite term:

Concession holder and operator	Country	Year concession started	Concession Term	Remaining period to expiration
Empresa Distribuidora Sur S.A. - Edesur (Distribution)	Argentina	1992	95 years	69 years
Enel Generación El Chocón S.A. (Generation)	Argentina	1993	30 years	4 years
Transportadora de Energía S.A. (Transmission)	Argentina	2002	85 years	68 years
Compañía de Transmisión del Mercosur S.A. (Transmission)	Argentina	2000	87 years	68 years
EGP Cachoeira Dourada S.A. (Generation)	Brazil	1997	30 years	8 years
Central Generadora Termoeléctrica Fortaleza S.A (Generation)	Brazil	2001	30 years	13 years
Enel CIEN S.A. (*)	Brazil	2000	20 years	1 year
Enel CIEN S.A. (*)	Brazil	2002	20 years	3 years

(*) Our subsidiary Enel CIEN has as its main assets the Garabi I and Garabi II energy interconnection systems, which through two frequency conversion stations and 2,200 MW transmission lines transport energy between Brazil and Argentina. The concession period for the Garabi I line ends on June 20, 2020, with no possibility of renewal, while for the Garabi II line the in-force period is until July 31, 2022. The company is working with the Brazilian government to try to consolidate the concession period for the two lines and extend them both until July 31, 2022.

To the extent that the Group recognizes the assets as Property, plant and equipment, they are amortized over their economic life or the concession term, whichever is shorter, when the economic benefit from the asset is limited to its use during the concession term.

Any required investment, improvement or replacement made by the Group is considered in the impairment test to Property, plant, and equipment as a future contractual cash outflow that is necessary to obtain future cash inflow.

The Group’s management analyzed the specific contract terms of each of the aforementioned concessions, which vary by country, business activity and jurisdiction, and concluded that, with the exception of Enel CIEN, there are no determining factors indicating that the grantor, which in every case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for the services. These requirements are essential for applying IFRIC 12, Service Concession Arrangements, an interpretation that establishes how to recognize and measure certain types of concessions (see Note 3.d.1 for concession agreements within the scope of IFRIC 12).

On April 19, 2011, the subsidiary Enel CIEN successfully completed its change in business model. Under the new agreement, the government continues to control the infrastructure, but Enel CIEN receives fixed payments, which puts it on an equal footing with a public transmission concession (with regulated prices). Under this business model, its concessions fall within the scope of IFRIC 12; however, the infrastructure has not been derecognized due to the fact that Enel CIEN has not substantially transferred the significant risks and benefits to the Brazilian government.

Gains or losses that arise from the sale or disposal of items of property, plant and equipment are recognized as “Other gains (losses”) in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales costs from the consideration received in the sale.

b)                 Investment Properties

“Investment property” includes basically land and buildings that are kept for the purpose of obtaining profits in future sales or lease arrangements.

Investment property is measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. Investment properties, excluding land, are depreciated by distributing the cost of the various elements that make them up on a straight-line basis over the years of useful life.

An investment property is derecognized on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses that arise from the sale or disposal of items of investment property are recognized as “Other gains (losses)” in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales costs from the consideration received in the sale.

c)                  Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and thus the goodwill determination as well, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and thus the goodwill determination as well, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date (see Note 2.7.1).

Goodwill arising from acquisition of companies with functional currencies other than the functional currency of the parent is measured in the functional currency of the acquired company and translated to US dollar using the exchange rate effective as of the date of the statement of financial position.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Group estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, it impairment loss is immediately recognized in profit or loss (see Note 3.e).

d)                 Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of March 31, 2019 and December 31, 2018, there are no significant amounts in intangible assets with an indefinite useful life.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous periods are explained in Note e) below.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset are recognized in profit or loss when the asset is derecognized.

d.1)       Concessions

Public-to-private service concession agreements are recognized according to IFRIC 12 “Service Concession Agreements.” This accounting interpretation applies if:

a)                 The grantor controls or regulates which services the operator should provide with the infrastructure, to whom it must provide them, and at what price; and

b)                 The grantor controls — through ownership, beneficial entitlement, or otherwise — any significant residual interest in the infrastructure at the end of the term of the agreement.

If both of the above conditions are met simultaneously, the consideration received by the Group for the constructed infrastructure is initially recognized at its fair value, as either an intangible asset when the Group receives the right to charge users of the public service, as long as these charges are conditional on the degree to which the service is used; or as a financial asset when the Group has an unconditional contractual right to receive cash or another financial asset directly from the grantor or from a third party.

However, both types of consideration are classified as a contract asset during the construction or improvement period, in accordance with IFRS 15 (see Note 10).

The Group recognizes the contractual obligations assumed for maintenance of the infrastructure during its use, or for its return to the grantor at the end of the concession agreement within the conditions specified in the agreement, as long as it does not involve an activity that generates income, in accordance with the Group’s accounting policy to recognized provisions (see Note 3.m).

Finance expenses attributable to the concession agreements are capitalized based on criteria established in a) above, provided that the operator has a contractual right to receive an intangible asset.

The Company’s subsidiaries that have recognized an intangible asset and/or a financial asset from their service concession agreements are the following:

Concession holder and operator	Country	Year concession started	Concession term	Period remaining to expiration
Enel Distribución Río S.A. (ex — Ampla) (Distribution) (*)	Brazil	1996	30 years	8 years
Enel Distribución Ceará S.A. (ex Coelce) (Distribution) (*)	Brazil	1997	30 years	9 years
Enel Distribucion Goiás S.A. (Distribution) (*)	Brazil	2015	30 years	26 years
Enel Green Power Proyectos I (Volta Grande) (**)	Brazil	2017	30 years	29 years
Enel Distribucion Sao Paulo S.A. (Eletropaulo) (Distribution) (*)	Brazil	1998	30 years	10 years

(*)   Given that part of the rights acquired by these subsidiaries are unconditional an intangible asset and financial asset at fair value through profit and loss have been recognized for the concession (See Notes 3.g.1 and Note 9).

(**) Given that all of the rights acquired by this subsidiary are unconditional, only a financial asset at fair value through profit and loss has been recognized for this concession (See Note 3.g.1 and Note 9).

At the end of each concession period it can be renewed at the discretion of the granting authority, otherwise all assets and facilities will be returned to the government or its designee, upon reimbursement for investments made and not yet amortized.

d.2)       Research and development expenses

The Group recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

Research costs are recorded as an expense in the consolidated statement of comprehensive income in the period in which they are incurred.

d.3)       Other intangible assets

Other intangible assets correspond to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software is amortized (on average) over five years. Certain easements and water rights have indefinite useful lives and are therefore not amortized, while others have useful lives ranging from 40 to 60 years, depending on their characteristics, and they are amortized over that term.

e)                  Impairment of non-financial assets

During the period, and principally at the end of each reporting period, the Group evaluates whether there is any indication that an asset has been impaired. If any such indication exists, the Group estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGU’s to which goodwill or intangible assets with indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate value in use, the Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of a CGU’s revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates.

		Growth rates
Country	Currency	12-31-2018
Argentina	Argentine peso	10.4%
Brazil	Brazilian reals	4.2%
Peru	Peruvian soles	2.5%
Colombia	Colombian peso	3.5%

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

The following are the pre-tax discount rates applied as of December 31, 2018, expressed in nominal terms:

		December 31, 2018
Country	Currency	Minimum	Maximum
Argentina	Argentine pesos	22.9%	36.4%
Brazil	Brazilian reals	9.1%	21.3%
Peru	Peruvian soles	7.2%	12.1%
Colombia	Colombian pesos	7.9%	12.9%

If the recoverable amount of the CGU is less than the net carrying amount of the asset, the corresponding impairment loss is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income. The impairment is first allocated to the CGU’s goodwill carrying amount, if any, and then to the other assets comprising it, prorated on the basis of the carrying amount of each one, limited to its fair value less costs of disposal, or its value in use, a negative amount may not be obtained.

Impairment losses recognized in prior periods for an asset other than goodwill are reversed, if and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount and crediting profit or loss, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset. In the case of goodwill, impairment losses are not reversed.

On January 1, 2018, an impairment loss of ThUS$ 76,658 was recorded in our subsidiary Enel Generación Costanera S.A., as a result of the restatement of its non-monetary assets due to the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” (See Note 7). As of December 31, 2018, the recoverable value of the company had an increase and, therefore, a reversal of the impairment of ThUS$70,513 was recorded.

f)                   Leases

In order to determine whether an arrangement is, or contains, a lease, the Group assesses the economic substance of the agreement, assessing whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for consideration. Control is considered to exist if the customer has i) the right to obtain substantially all the economic benefits arising from the use of an identified asset; and ii) the right to direct the use of the asset.

When the Group acts as lessee, at the commencement of the lease (i.e. on the date on which the underlying asset is available for use) it records a right-of-use asset and a lease liability in the statement of financial position.

The Group initially recognizes right-of-use assets at cost. The cost of right-of-use assets comprises: (i) the amount of the initial measurement of the lease liability; (ii) lease payments made until the commencement date less lease incentives received; (iii) initial direct costs incurred; and (iv) the estimate of decommissioning or restoration costs.

Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated impairment losses. A right-of-use asset is depreciated on the same terms as other similar depreciable assets if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If there is no such certainty, the asset is depreciated over the shorter of the asset’s useful life or the lease term.  The same criteria detailed in Note 3.e are applied to determine whether the right-of-use asset has become impaired.

The lease liability is initially measured at the present value of the lease payments, discounted at the company’s incremental lending rate if the interest rate implicit in the lease cannot be readily determined. The lease payments included in the measurement of the liability comprise: (i) fixed payments, less any lease incentive receivable; (ii) variable lease payments that depend on an index or rate; (iii) residual value guarantees; (iv) purchase option exercise price; and (v) lease termination penalties.

After the start date, the lease liability increases to reflect the accrual of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is remeasured if there is a change in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of a purchase option or change in the amounts payable). Interest expense is recognized as expense and distributed over the years making up the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases of one year or less or leases of low value assets are exempted from the application of the recognition criteria described above, recording the payments associated with the lease as expense on a straight-line basis over the term of the lease.

When the Group acts as lessor, it classifies at the inception of the agreement the lease as operating or finance, based on the substance of the transaction. Leases in which all the risks and rewards inherent to the ownership to the underlying asset are substantially transferred are classified as finance leases. All other leases are classified as operating leases.

In the case of finance leases, at the inception date, the company recognizes in its statement of financial position the assets held under finance leases and presents them as an account receivable, equal in value to the net investment in the lease, calculated as the sum of the present value of the lease payments and the present value of any accrued residual value, discounted at the interest rate implicit in the lease. Subsequently, finance income is recognized over the term of the lease, based on a model that reflects a constant rate of return on the net financial investment made in the lease.

In the case of operating leases, lease payments are recognized as income on a straight-line basis over the lease term, unless some other systematic basis of allocation is more representative. The initial direct costs incurred in obtaining an operating lease are added to the book value of the underlying asset and are recognized as expense throughout the lease period, applying the same basis as for rental income.

g)                 Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

g.1)       Financial assets other than derivatives

The Group classifies its non-derivative financial assets, whether permanent or temporary, excluding investments accounted for using the equity method (see Notes 3.i and 15) and non-current assets and disposal groups held for sale or distribution to owners (see Note 3.k), into three categories:

(i)                 Amortized cost:

This category includes the financial assets that meet the following conditions (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows, and (ii) the contractual terms of financial assets give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI criterion).

Financial assets that meet the conditions established in IFRS 9, to be valued at amortized cost in the Group are: accounts receivable, loans and cash equivalents. These assets are recorded at amortized cost, which is the initial fair value, less repayments of principal, plus uncollected accrued interest, calculated using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability (or a group of financial assets or financial liabilities) and allocating the finance income or financial expenses throughout the relevant period. The effective interest rate is the discount rate that exactly matches the estimated cash flows to be received or paid over the expected useful life of the financial instrument (or when appropriate in a shorter period of time), with the net carrying amount of the financial asset or financial liability.

(ii)            Financial Assets Recorded at Fair Value through Other Comprehensive Income:

This category includes the financial assets that the meet the following conditions: (i) they are classified in a business model, the purpose of which is to maintain the financial assets both to collect the contractual cash flows and to sell them, and (ii) the contractual conditions comply with the SPPI criterion.

These investments are recognized in the consolidated statement of financial position at fair value when it is possible to determine reliably. In the case of holdings in unlisted companies or companies with low liquidity, it is usually not possible to determine the fair value reliably. Therefore, when this circumstance occurs, such holdings are valued at their acquisition cost or for a lower amount if there is evidence of their impairment.

Changes in fair value, net of their tax effect, are recorded in the consolidated statement of comprehensive income: Other comprehensive income, until such time as the disposal of these investments takes place, at which time the accumulated amount in this section is fully posted in the profit or loss for the period.

In the event that the fair value is lower than the acquisition cost, if there is objective evidence that the asset has suffered an impairment that cannot be considered as temporary, the difference is recorded directly in the losses for the period.

(iii)        Financial Assets Recorded at Fair Value through Profit or Loss:

This category includes the trading portfolio of the financial assets that have been allocated as such upon their initial recognition and which are administered and assessed according to the fair value criterion, and the financial assets that do not meet the conditions to be classified in the two above categories.

They are valued at fair value in the consolidated statement of financial position and any changes in value are recorded directly in profit or loss when they occur.

g.2)       Cash and cash equivalents

This item within the consolidated statement of financial position includes cash and bank balances, time deposits, and other highly liquid investments (with original maturity of less than or equal to 90 days) that are readily convertible into cash and are subject to insignificant risk of changes in value.

g.3)       Impairment of financial assets

Under IFRS 9, the Group applies an impairment model based on expected credit losses. The new impairment model is applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income, except for investments in equity instruments.

Under IFRS 9, the allowance for impairment losses are measured based on:

•                     12 months expected credit losses; or

•                     Lifetime expected credit losses if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The Group applies a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset.

Based on the reference market and the regulatory context of the sector, as well as the recovery expectations after 90 days, for such accounts receivable, the Group mainly applies a predetermined definition of 180 days to determine the expected credit losses, since this is considered an effective indicator of a significant increase in credit risk. Therefore, financial assets with an aging of more than 90 days are generally not considered to be in default.

g.4)       Financial liabilities other than derivatives

Financial liabilities with general character are recognized based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest rate method (see Note 3.g.1).

Lease liabilities are initially measured at the present value of future lease payments, determined in accordance with the criteria described in Note 3.f. In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability is measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recorded in the statement of financial position and for fair value disclosure purposes as shown in Note 22, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

g.5)       Derivative financial instruments and hedge accounting

Derivatives held by the Group are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value at the end of each reporting period as follows: if their fair value is positive, they are recorded within “Other financial assets” and if their fair value is negative, they are recorded within “Other financial liabilities”. For derivatives on commodities, positive fair value is recorded in “Trade and other receivables”, and negative fair value is recognized in “Trade and other liabilities”.

Changes in fair value are recorded directly in profit or loss, except when the derivative has been designated for  hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting established by IFRS are met, including that the hedge be highly effective. In this case, changes are recognized as follows:

•                      Fair value hedges: The underlying portion for which the risk is being hedged (hedged risk) and the hedge instrument are measured at fair value, and any changes in value of both items are recognized in the statement of comprehensive income by offsetting the effects in the same comprehensive income statement account.

•                      Cash flow hedges: Changes in the fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income and accumulated in an equity reserve known as “Reserve for cash flow hedges”. The cumulative loss or gain in this reserve is transferred to the consolidated statement of comprehensive income to the extent that the hedged item impacts the consolidated statement of comprehensive income offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge relationship are recognized directly in the statement of comprehensive income.

•                      Hedge accounting is discontinued only when the hedging relationship (or a part of the relationship) fails to meet the required criteria, after making any rebalancing of the hedging relationship, if applicable. If it is not possible to continue the hedging relationship, including when the hedging instrument expires, is sold, settled or exercised, any gain or loss accumulated in equity at that date remains in the equity until the projected transaction affects the statement of comprehensive income. When a projected transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately transferred to the income statement.

The Group does not apply hedge accounting to its investments abroad.

As a general rule, long-term commodity purchases or sales agreements are recognized in the statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

•                      The sole purpose of the agreement is for its own use, which is understood as: (i) in the case of fuel purchase agreements such use is to generate electricity; (ii) in the case of electrical energy purchased for sale, its sale is to the end-customers; and (iii) in the case of electricity sales its sale is to the end-customers.

•                      The Group’s future projections evidence the existence of these agreements for own use.

•                      Past experience with agreements evidence that they are “own use” agreements, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues, they have been used for other purposes beyond the control and expectations of the Group.

•                      The agreement does not stipulate net settlement of monetary differences and the parties have not made it a practice to net settle similar contracts in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts for use in sales to end-customers, and electricity sale contracts for sale of the Group’s own products.

The Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the host contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in the statement of comprehensive income.

g.6)       Derecognition of financial assets and liabilities

Financial assets are derecognized when:

•                      The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more recipients.

•                      The Group has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

For transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, its continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.g.1).

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired.

g.7)       Offsetting of financial assets and liabilities

The Group offsets financial assets and liabilities and the net amount is presented in the statement of financial position only when:

•                      there is a legally binding right to offset the recognized amounts; and

•                      the Company intends to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

The right of offset may only be legally enforceable in the normal course of business, or in the event of default, or in the event of insolvency or bankruptcy, of one or all of the counterparties.

g.8)       Financial guarantees

The financial guarantee contracts, defined as the guarantees issued by the Group to third parties, are initially measured at their fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.

Subsequent to initial recognition, financial guarantee contracts are recognized at the higher of:

•                      the amount of the liability determined in accordance with the accounting policy described in Note 3.m; and

•                      the amount of the asset initially recognized less, if appropriate, any accumulated amortization recognized in accordance with the revenue recognition policies described in Note 3.q.

h)                 Fair value measurement

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market, namely, the market with the greatest volume and level of activity for that asset or liability. In the absence of a principal market, it is assumed that the transaction is carried out in the most advantageous market available to the entity, namely, the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

In estimating fair value, the Group uses valuation techniques that are appropriate for the circumstances and for which there is sufficient data to perform the measurement where it maximizes the use of relevant observable data and minimizes the use of unobservable data.

Given the hierarchy explained below, data used in the valuation techniques, assets and liabilities measured at fair value can be classified at the following levels:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:  Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted at market rates. Future cash flows for financial assets and financial liabilities are discounted with the zero coupon interest rate curves for each currency (these valuations are carried out using external tools such as Bloomberg); and

Level 3:  Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

•                      For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset at its highest and best use;

•                      For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes but is not limited to, the Company’s own credit risk;

•                      For derivatives not traded on active markets, the fair value is determined by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the close of the financial statements. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself.

•                      For financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and liabilities measured at fair value are shown in Note 22.3.

i)                    Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with the Group plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless the Group has a present obligation (either legal or constructive) to support the investee’s negative equity situation, in which case a provision is recognized.

Goodwill from the associate or joint venture is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when there are indicators of impairment.

Dividends received from these investments are deducted from the carrying amount of the investment, and any profit or loss obtained from them to which the Group is entitled based on its ownership interest is recognized under “Share of profit (loss) of associates accounted for using equity method.”

The companies classified as “Associates” and “Joint Ventures” (see Notes 2.5 and 2.6, respectively) in these consolidated financial statements are accounted for under this method.

j)                    Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of inventories includes all costs of purchase and all necessary costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase.

k)                 Non-current assets (or disposal groups of assets) held for sale or held for distribution to owners and discontinued operations

Non-current assets, including property, plant and equipment; intangible assets; investments accounted for using the equity method and joint ventures and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets), are classified as:

•                      Held for sale, if their carrying amount will be recovered principally through a sale transaction rather than through continuing use, or

•                      Held for distribution to owners, when the entity is committed to distribute the assets (or disposal groups) to the owners.

For the above classifications, the assets must be available for immediate sale or distribution in their present condition and its sale or distribution is highly probable. For the transaction to be considered highly probable, management must be committed to the sale or distribution and actions to complete the transaction must have been initiated and should be expected to be completed within one year from the date of classification.

Actions required to complete the sale or distribution plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The probability of shareholders’ approval (if required in the jurisdiction) should be considered as part of the assessment of whether the sale or distribution is highly probable.

Non-current assets or disposal groups held-for-sale or held for distribution to owners are measured at the lower of their carrying amount and fair value less costs to sell or costs to distribute, as appropriate.

Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale or held for distribution to owners.

Assets that are no longer classified as held for sale or held for distribution to owners, or are no longer part of a disposal group, are measured at the lower of their carrying amounts before being classified as held for sale or held for distribution, less any depreciations, amortizations or revaluations that would have been recognized if they had not been classified as held for sale or held for distribution to owners and their recoverable amount at the date of subsequent decision that they would be reclassified as non-current assets.

Non-current assets held for sale and the components of the disposal groups classified as held for sale or held for distribution to owners are presented in the consolidated statement of financial position as a single line item within assets called “Non-current assets or disposal groups held for sale or for distribution to owners”, and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups held for sale or for distribution to owners”.

The Group classifies as discontinued operations those components of the Group that either have been disposed of, or are classified as held for sale and:

(i)                 represent a separate major line of business or geographical area of operations;

(ii)              is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

(iii)           is a subsidiary acquired exclusively with a view to resale.

The components of profit or loss after taxes from discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or groups constituting the discontinued operation are presented as a single line item in the consolidated comprehensive income statement as “Income after tax from discontinued operations”.

l)                    Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and measured at acquisition cost.

Gains and losses from the disposal of treasury shares are recognized directly in “Equity — Retained earnings”, without affecting profit or loss for the period.

m)             Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as finance cost. Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not result in the recognition of a provision. Legal costs expected to be incurred in defending a legal claim are expensed as they are incurred. Significant contingent liabilities are disclosed unless the likelihood of an outflow of resources embodying economic benefits is remote.

m.1) Provisions for post-employment benefits and similar obligations

Some of the Group’s subsidiaries have pension and similar obligations to their employees. Such obligations, related to defined benefit plans, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if any.

For each of the defined benefit plans, any deficit between the actuarial liability for past services and the plan assets is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the consolidated statement of financial position, and any surplus is recognized under line item “Other financial assets” within non-current assets in the consolidated statement of financial position, provided that any surplus is recoverable by the Group, usually through a reduction in future contributions and taking into consideration the limit established in IFRIC 14, IAS 19 The limit on a defined benefit asset, minimum funding requirements, and their interaction.

Actuarial gains and losses arising in measurements of both the plan liabilities and the plan assets, including the limit in IFRIC 14, are recognized directly as a component of other comprehensive income.

Contributions to defined contribution benefit plans are recognized as an expense when the employees have rendered their services.

n)                 Translation of balances in foreign currency

Transactions carried out by each entity in a currency other than its functional currency are recognized using the exchange rates prevailing as of the date of the transactions. During the period, any differences that arise between the prevailing exchange rate at the date of the transaction and the exchange rate as of the date of collection or payment are recognized as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

Likewise, at the end of each reporting period, receivable or payable balances denominated in a currency other than each entity’s functional currency are translated using the closing exchange rate. Any differences are recorded as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

The Group has established a policy to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and reclassified to profit or loss when the hedged cash flows affect profit or loss. This term has been estimated at ten years.

o)                 Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Group has any obligations that mature in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as non-current liabilities.

p)                 Income taxes

Income tax expense for the period is determined as the sum of current taxes from each of the Group’s subsidiaries and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

•                      Did not arise from a business combination; and

•                      At initial recognition affected neither accounting profit nor taxable profit (loss).

With respect to deductible temporary differences associated with investments in subsidiaries, associates and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from investments in subsidiaries, associates and joint ventures in which the Group can control their reversal and where it is probable that they will not be reversed in the foreseeable future.

Current tax and changes in deferred tax assets or liabilities are recorded in profit or loss or in equity, depending on where the gains or losses that triggered these tax entries have been recognized.

Any tax deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when there exists uncertainty about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as government grants.

At the end of each reporting period, the Group reviews the deferred tax assets and liabilities recognized, and makes, if any necessary corrections based on the results of this analysis.

Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if the Group has a legally enforceable right to set off current tax assets against current tax liabilities, and only when the deferred taxes relate to income taxes levied by the same taxation authority.

q)                 Revenue and expense recognition

Revenue is recognized when (or as) the control over a good or service is transferred to the customer. Revenue is measured based on the consideration to which it is expected to be entitled for said transfer of control, excluding the amounts collected on behalf of third parties.

The Group analyzes and takes into consideration all the relevant facts and circumstances for revenue recognition, applying the five step of the model established by IFRS 15: 1) Identifying the contract with a customer; 2) Identifying the performance obligations; 3) Determining the transaction price; 4) Allocating the transaction price; and 5) Recognizing revenue.

The following are the criteria for revenue recognition by type of good or service provided by the Group:

•                     Electricity supply (sale and transportation): Corresponds to a single performance obligation that transfers to the customer a number of different goods/services that are substantially the same and that have the same transfer pattern. Since the customer receives and simultaneously consumes the benefits provided by the Company, it is considered a performance obligation met over time. In these cases, the Group applies an output method to recognize revenue in the amount to which it is entitled to bill for electricity supplied to date.

•                     Generation: revenue is recorded according to the physical deliveries of energy and power, at the prices established in the respective contracts, at the prices stipulated in the electricity market by the current regulations, or at the marginal cost of energy and power, depending on whether they are unregulated customers, regulated customers or energy trading in the spot market are involved, respectively.

•                     Distribution of electricity: Revenue is recognized based on the amount of energy supplied to customers during the period, at prices established in the respective contracts or at prices stipulated in the electricity market by applicable regulations, as appropriate.

These revenues include an estimate of the service provided and not invoiced, at the balance sheet date (See Note 2.3, Note 27 and Appendix 2.2).

•                     Other Services: mainly the provision of supplementary services to the electricity business, construction of works and engineering and consulting services. Customers control committed assets as they are created or improved. Therefore, the Company recognizes this revenue over time based on the progress, measuring progress through output methods (performance completed to date, milestones reached, etc.), or costs incurred (resources consumed, hours of labor spent, etc.), as appropriate in each case.

•                     Sale of goods: revenue from the sale of goods is recognized at a certain time, when control of the goods have been transferred to the buyer, which generally occurs at the time of the physical delivery of the goods. Revenues are measured at the independent sale price of each good, and any type of applicable variable compensation.

In contracts in which multiple committed goods and services are identified, the recognition criteria will be applied to each of the identifiable performance obligations of the transaction, based on the control transfer pattern of each good or service that is separate and an independent selling price allocated to each of them, or to two or more transactions jointly, when these are linked to contracts with customers that are negotiated with a single commercial purpose and  the goods and services committed represent a single performance obligation and their selling prices are not independent.

Enel Américas determines the existence of significant financing components in its contracts, adjusting the value of the consideration if applicable, to reflect the effects of the time value of money. However, the Group applies the practical solution provided by IFRS 15, and will not adjust the value of the consideration committed for the purpose of a significant financing component, if it expects, at the beginning of the contract, that the period between the payment and the transfer of goods or service to the customer is one year or less.

The Group excludes the gross revenue of economic benefits received when acting as an agent or broker on behalf of third parties from the revenue figure. The Group only records as revenue the payment or commission to which it expects to be entitled.

Given that the Group mainly recognizes revenue for the amount to which it has the right to invoice, it has decided to apply the practical disclosure solution provided in IFRS 15, through which it is not required to disclose the aggregate amount of the transaction price allocated to the obligations of performance not met (or partially not met) at the end of the reporting period.

In addition, the Group evaluates the existence of incremental costs of obtaining a contract and costs directly related to the fulfillment of a contract. These costs are recognized as an asset, if their recovery is expected, and amortized in a manner consistent with the transfer of the related goods or services. The incremental costs of obtaining a contract are recognized as an expense, if the depreciation period of the asset that has been recognized is one year or less. Costs that do not qualify for capitalization are recognized as expenses at the time they are incurred, unless they are explicitly attributable to the customer.

Interest revenue (expenses) is (are) recorded considering the effective interest rate applicable to the principal with pending amortization, during the corresponding accrual period.

r)                  Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Parent Company by the weighted average number of shares of common stock outstanding during the period, excluding the average number of shares of the Company held by other subsidiaries within the Group, if any.

Basic earnings per share for continuing and discontinued operations are calculated by dividing net income from continuing and discontinued operations attributable to shareholders of the Company (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the year, excluding the average number of shares of the Company held by other subsidiaries within the Group.

Diluted earnings per share is calculated by dividing net income attributable to shareholders of the Parent Company by the weighted average number of shares of common stock outstanding during the period plus the weighted average number of shares of common stock that would be issued on conversion of all the potential dilutive securities into shares of common stock, if any.

s)                   Dividends

Article No. 79 of the Chilean Corporations Act Law No. 18,046, establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the Company’s by-laws if there are preferred shares, of at least 30% of profit for each year, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given the Enel Américas highly fragmented share ownership, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the period, and then accounted for in “Trade and other current payables” and “Accounts payable to related parties”, as appropriate, and recognized in equity.

The interim and final dividends are deducted from equity when approved by the competent body, which in the first case is normally the Board of Directors and in the second case is the shareholders as agreed at an Ordinary Shareholders’ Meeting.

t)                    Share issuance costs

Share issuance costs, only when they represent incremental expenses directly attributable to the transaction, are recognized directly in net equity as a deduction from “Share premiums,” net of any applicable taxes. If the share premium account has a zero balance or if the costs described exceed the balance, they are recognized in “Other reserves”.

u)                 Statement of cash flows

The statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined with the direct method. It uses the following expressions and corresponding meanings:

•                      Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

•                      Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

•                      Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•                      Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

v)                 Functional currency

The Company’s management has concluded that the currency of the main economic environment in which the Company operates is the United States dollar (US$), and has decided that this is the Company’s functional currency.

This conclusion is based on the fact that the US$ is the currency that fundamentally influences financing activities, capital issues and cash flows and their equivalents.

Due to the foregoing, the US$ reflects the underlying transactions, events and conditions which are relevant to the Group.

•                      All information presented in US$ has been rounded to the nearest thousand (ThUS$) or million (MUS$) unit, except when otherwise indicated.

4.                  SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

a)                 Regulatory Framework

Argentina

Argentina has shown signs of intervention in the electricity market since the crisis of 2002. Under the previous regulations, generators sold to distributors at prices obtained from centralized calculations of the average spot market price. The distributers’ purchase price was the average price forecast for the next six months, called the Seasonal Price (Precio Estacional). Any differences between the Seasonal Price (the purchase price) and the actual spot price (the selling price) was charged to the Seasonal Fund (Fondo Estacional) managed by the Wholesale Electricity Market Administration Company (CAMMESA - Compañía Administradora del Mercado Mayorista Eléctrico).

However, after the 2002 crisis, the authorities changed the price-setting criteria, bringing the marginal pricing system to an end. First, marginal prices were calculated without taking into consideration the natural gas shortages. In effect, despite the fact that generation is dispatched on the basis of the fuels actually used, SE Resolution No. 240/2003 establishes that the marginal price is to be calculated taking into consideration all of the generation units as if there were no restrictions in effect on natural gas supplies. In addition, the expense of water is not included in the calculations if its opportunity cost is higher than the cost of generating power with natural gas. Second, it established a spot price ceiling of Ar$120 per MWh. However, CAMMESA pays the actual variable costs of the thermal plants that run on liquid fuels through the Temporary Dispatch Cost Overruns program.

In addition, as the dollarized economy was devalued and went back to the Argentine peso, payment for capacity fell from US$10 to Ar$10 per MWh. Capacity payments have subsequently risen slightly to Ar$12 per MWh.

Additionally, the freezing of prices paid by distributors caused a gap in relation to actual generation costs, resulting in various types of special agreements for recovering costs, in accordance with regulations in force.

It was in this context that the government announced in 2012 its plan to change the current regulatory framework to one based on an average cost scheme.

Resolution No. 95/2013 was published in March of 2013, significantly changing the system for generators’ remunerations and setting new prices for capacity depending on the type of technology used and availability. It also set new values for paying for non-fuel variable costs, as well as additional remuneration for energy generated.

In May 2013, the Group’s generating companies (Enel Generación Costanera, Enel Generación El Chocón and Dock Sud) accepted the terms of SE Resolution No. 95/2013.

This resolution marked the end of marginal pricing as a payment system in the Argentine power generation market and established, instead, a payment system by type of technology and size of plant. For each case, it recognizes fixed costs (determined on the basis of fulfillment of availability) and variable costs, plus an additional remuneration (the two parts are determined based on energy generated). Part of the additional remuneration is placed in a trust for future investments.

Commercial management and fuel dispatch are handled by of CAMMESA; Terminal Market agreements cannot be extended or renewed, and large users, once their respective contracts are up, must purchase their supply from CAMMESA. However, the Secretary of Energy (“SE”), in Note SE 1807/13, gave generators the opportunity to express their intention to continue handling collections for their entire contract portfolio, thus ensuring a certain amount of cash flow and a continuing relationship with the customer.

It is also important to mention that Enel Generación Costanera has availability contracts signed in 2012 that are still in effect, as well as combined cycle contracts (until 2016) and turbosteam generation contracts (until 2019) that will enable the company to implement an investment plan for the Costanera plant generation units in order to optimize the reliability and availability of that plant. The contracts also include payment of the commitments under the Long-Term Service Agreement (LTSA) for the plant’s combined cycles.

The values of SE Resolution 95/2013 were updated on an annual basis by SE Resolutions 529/2014, 482/2015 and SEE Resolution 22/2016. SE Resolution 529/2014 created a remuneration for non-recurring maintenance for the steam-electric power plants, and SE Resolution 482/2015 provided remuneration for non-recurring maintenance also to hydroelectric power stations. In addition, Resolution 482/2015 created a new charge of 15.8 Ar$/MWh for steam-electric power plants and 6.3 Ar$/MWh for hydroelectric power stations, in order to finance investments, applicable from February, 2015 to December, 2018 only for those generating companies participating in the project.

On March 22, 2016, the SE through Resolution No. 21/16, requested bids to offer new capacity for thermal generation for the summer 2016/17, winter 2017 and summer 2017/18 periods. The resolution stated that the offer cannot include, as of the date the resolution was published, pre-existing generation units already interconnected to the Argentine Interconnection System (“SADI” in its Spanish acronym) or capacity that was already offered in other agreements. The five (5) — ten (10) year contract will be entered into with CAMMESA as a representative of Wholesale Electricity Market (“MEM”) agents and monthly remuneration for capacity will be in US$ per MW, while energy generated with each fuel will be in US$  per MWh, as the payment priority equivalent to that of payment for liquid fuel. The supply and recognition of fuel costs will be based on current regulations, as appropriate. The minimum capacity at each interconnection node must not be less than 40MW and preferably must be of dual capacity for fuel consumption, with specific maximum consumption of up to 2,500 kcal/kWh. CAMMESA will make known the expected locations for generation between 50MW to 150MW. The order of priority for the offers was based on increasing costs, therefore, the assessment formulas must be made available to the bidders.

On September 14, 2016, the results of the New Thermal Generation Bid were published in the Official Bulletin, granting a total of 1,915 MW (out of 6,000 MW total offers). Four offers propose to deliver new energy (545 MW of capacity) to the SADI in December 2016; ten offers propose to deliver new energy (685 MW) in the first quarter of 2017 and four more offers are expecting to deliver new energy (229 MW) in the second quarter of 2018. In addition, 26 offers are committed to start their service in the second half of 2017, and five other offers in 2018. Likewise, through Note No. 355, the SE instructed CAMMESA to encourage pricing improvements to those entities whose offers were considered acceptable but no bid was granted. As a result of new pricing offers, an additional 956 MW were granted to seven offers proposing to deliver new energy within the period from January 30 to December 1, 2017. Lastly, on October 28, 2016, the SE, through Resolution No. 387/E/2016, instructed CAMMESA to add two additional projects for a total of 234 MW. None of the Group’s entities participated in the bidding process.

On November 16, 2016, by means of Secretariat of Electrical Energy (“SEE”) Resolutions 420-16 and 455-16, the SE summoned those entities interested in developing infrastructure projects that contribute in the reduction of costs in the MEM and to increase the reliability of the Argentinean Power Grid, to express their interest, considering in particular the contribution of the preliminary plans presented with responsibility in supplying fuel for generating electrical energy. Enel Group presented two projects located on the premises of Enel Generación Costanera, for 350 MW and 415 MW. The specifications for the new combined cycles are expected to be issued in the next few months, to close the bidding process during Spring of 2017. On the other hand, by means of SEE Resolution 287 - E/2017 of May 10, 2017, the SEE instructed CAMMESA to summon all interested parties to submit their proposals (Stage I) for a new thermal generating plant with (a) combined cycle closure or (b) cogeneration technology, with the commitment to be available to meet the demands of the MEM, attaching the respective specifications and terms and conditions. 40 projects were submitted for a total of 4,597 MW. On September 25, 2017, SEE Resolution 820 was published awarding 506 MW at an average price of 17,769 US$/MW-month and instructing CAMMESA to invite the remaining technically accepted proposals to improve their proposal, with a submission deadline on October 6 and the award on October 13, 2017, so that CAMMESA could send its analysis to the SEE.

On February 2, 2017, the SEE issued Resolution No. 19/2017 replacing SEE Resolution No. 22/2016, which set the remuneration guidelines for existent power generating plants. Resolution No. 19/2017 defines the minimum remuneration for the energy capacity of technology and scale, and allows thermal units to offer equal remuneration for availability energy contracts for all technologies. Thermal generators may declare the price of firm capacity to be committed for a three-year period per unit each summer period, and may also provide the information by summer and winter periods (adjustments could be made during the period). As an exception applicable to 2017, Resolution No. 97/2017 authorized the declaration of the Guaranteed Availability Commitments (Compromisos de Disponibilidad Garantizada, in Spanish) in conjunction with the information required for the Winter Seasonal Programming, effective from May 1, 2017 to October 31, 2017. Generators will sign a Guaranteed Availability Commitment contract with CAMMESA, which may be transferred to demand as defined by SEE. The remuneration will be received by each generation unit with a committed capacity and will be in proportion to its compliance, with the minimum remuneration calculated based on the minimum price. On the other hand, the thermal generation could offer additional capacity availability for bi-annual periods, which will be auctioned at a maximum price.

In relation to hydroelectric power plants, a new scheme is defined to assess energy capacity, which is based on actual energy capacity available (that will result in a higher value for capacity than under prior regulations). Likewise, a base is defined for the price of energy capacity, a second for the period from May 2017 to October 2017, and a third from November 2017.

The remuneration values under Resolution No. 19/2017 are denominated in U.S. dollars and will be translated to Argentine pesos using the last business day exchange rate published by the Argentine Central Bank, and will be effective for the term established in CAMMESA’s procedures. Subsequently, the SEE established that the conversion rate to be used to translate to Argentine pesos should correspond to the spot exchange rate from the day before the transaction due date, starting from November 2017.

SEE Resolution 1085/17 amends the payment process to agents for the transportation system as of December 1, 2017 (the transporter’s remuneration does not change as it was set in the RTI). Synthetically it stipulates:

•                      The costs associated with the transportation remuneration will be distributed proportionately in accordance with the demand.

•                      The Generating Agents will only pay charges from direct connection.

•                      Instructs CAMMESA to propose, in the next 90 days. All necessary changes in order to implement the procedures (MEM regulations).

On August 1, 2018, Resolution ME No. 46 was published that reduces the price of gas from US$ 5.20 to US$ 4.20 per MMBTU (on average) that is allocated to the electricity generation segment.

The SEE is also instructed to implement a competitive mechanism for the provision of gas for generation at a maximum defined price.

In this sense, the SEE instructed CAMMESA to carry out natural gas purchases under firm and interruptible conditions through the Electronic Gas Market (MEGSA) to supply thermal generation.

Finally, the bid on interruptible contracts for the period September-December of 2018 was tendered.

The average price of offers was US$ 3.69 per MMBTU, 13% cheaper than the price of Resolution ME No. 46.

On November 7, 2018, Resolution 2018-70-APN-SGE was published in the Official Gazette, through which the Generators, Cogenerators and Self Generators of MEM are enabled to procure their own fuel supply for the generation of electric power.

Initially, the standard is in force for natural gas and allows generators to obtain an additional margin when producing with their own fuel, only if the gas purchase price is lower than the price recognized by CAMMESA.

With this resolution, the generators charge the variable production cost (CVP) according to the recognized prices.

CAMMESA is responsible for continuing to supply the other generators that do not buy their fuel.

Out of a total of 60 companies authorized to declare, 22 of them were registered, 6 of which correspond to Generation under 100% of Resolution 19/17.

In December 2018, the authorities allowed the export of natural gas, establishing a new procedure to authorize exports.

The surplus is generated from the availability of gas resulting from higher production from Vaca Muerta.

The authorized exports were destined to Chile and Brazil, with a total volume of 479,250,000 m3, under interruptible conditions, and for the period up to June 2020 towards Chile and for approximately 600 MW of electricity to Brazil.

On February 28, 2019, Resolution SRR and ME No. 1/19 replaced Resolution SEE No. 19/2017 which established the guidelines for the remuneration of existing power plants.

The new Resolution basically maintains the current remuneration structure with some changes. In the first place,  it made adjustments related to   decreases in the payment for Availability and for energy of the thermal units. For the former,  the reduction was in the order of 10% and for the energy  it was 20%.

A formula was also established to adjust the revenue  for availability according to the historical dispatch of the generating unit. In this sense, the units that had  a dispatch factor in the last rolling year of less than 30% will have a reduction of 30%. In the event that this factor is >70% there is no effect and between 30% and 70% the reduction is proportional.

The hydroelectric power plants basically did not have modifications to their revenue guidelines.

Brazil

Legislation in Brazil allows the participation of private capital in the electricity sector, upholds free competition among companies in electricity generation, and defines criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in free competition.

Based on the contract requirements as stated by distribution companies, the Ministry of Energy has been involved in planning the expansion of the electricity system, setting capacity quotas by technology on the one hand and, on the other, promoting separate tender processes for thermal, hydraulic or renewable energies, or directly holding tender processes for specific projects. The operation is being coordinated in a centralized fashion in which one National System Operator (“ONS” in its Portuguese acronym) coordinates centralized load dispatch based on variable production costs and seeks to guarantee to meet demand at the minimum cost for the system. The price at which transactions take place on the spot market is called the Difference Liquidation Price (Precio de Liquidación de las Diferencias, PLD).

Generation companies sell their energy on the regulated or unregulated market through contracts, and trade their surpluses or deficits on the spot market. The free market is aimed at large users, with a limit of 3,000 kW (this limit will change to 2,500 kW as of July 1, 2019, and to 2,000 kW as of January 1, 2020) or 500 kW if they purchase Non-Conventional Renewable Energy (“NCRE”).

In the unregulated market, suppliers and their clients directly negotiate energy purchase conditions. In the regulated market, in contrast, where distribution companies operate, energy purchases must go through a bidding process coordinated by the National Electricity Agency (“ANEEL” in its Portuguese acronym). In this way, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bids for existing energy consider shorter contractual terms and seek to cover the distributors’

contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. The ANEEL sets maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

These regulatory mechanisms ensure the creation of regulatory assets/liabilities, whose rate adjustment for eventual deficits will take place in the tariff adjustments (starting March 15 for Enel Distribución Río S.A. (formerly Ampla), April 22 for Enel Distribución Ceará S.A. (formerly Coelce), July 4 for Enel Distribución São Paulo (formerly Eletropaulo) and October 22 for Enel Distribución Goiás). This mechanism has existed since 2001, and is called the Compensation Clearing Account - Part A (Cuenta de Compensación de Valores — Parte A, or “CVA”). They aimed to maintain consistent operating margins for the dealer by allowing tariff revenue due to the costs of Part A.

The CVA helps maintain stability in the market and enables the creation of deferred costs, which is compensated through tariff adjustments based on the fees necessary to compensate for deficits the previous year.

On December 2014, an addendum was signed to the concession contract for distributors in Brazil Enel Distribución Río S.A. and Enel Distribución Ceará S.A., which allows these regulatory assets (CVA’s and others) to be included in indemnitee assets at the end of the concession, and if this is not possible over time, it allows compensation through tariffs. Therefore, the recognition for these regulatory assets/liabilities is allowed under IFRS (see Note 3.d.1).

Brazil experienced drought conditions throughout 2014. In November 2014, the system reached the maximum risk of energy rationing. The average reservoir levels were 1% lower than at the last rationing. However, the government stated that there was no risk to supply.

The government created the ACR account to cover the additional energy costs through bank loans to be paid within two years through the tariff. Distributors had used approximately R$ 18,000 million (approximately US$6.8 billion) from the ACR account by December 31, 2014. However, this was not sufficient to cover the shortfall. In March 2015, a new loan was approved against the ACR account to cover the shortfall of November and December 2014. In addition, an extension in the payment period was approved for all loans, which currently will have to be paid in 54 months from November 2015.

In January 2015, based on the mismatches between the costs recognized in tariffs and actual costs other than those related to operations of the distribution entities, and increased inherent drought conditions costs, ANEEL began the application of a system (known as Tariffs Flags) of monthly charges over the tariff to the customers, provided that the marginal cost of the system is higher than the regulatory standard. The purpose of the regulator is to indicate the customers the generating cost of the following month, and paying in advance to the distribution companies an amount that would only be available in the next tariff review process.

The Tariff Flags system initially consisted of three levels of colored flags: Green, Yellow and Red as follows:

	Description	To be applied when CMO (R$/MWh)	Additional Tariff (R$/MWh)
Green	Favorable generation of energy conditions	<200	None
Yellow	Less favorable generation of energy conditions	>200<388.48	+ 0.025
Red	Higher costs generation conditions	>388.48	+ 0.045

From January 2015 until the reporting date of these financial statements, the values have been changing based on new expectations of future generation costs.

In summary, with this mechanism the generation cost that is currently transferred to the customer only once a year (when the annual tariff adjustment is performed) will generate a monthly variation and the customer can improve control over his/her electricity consumption. That is, the consumers will notice a lower tariff adjustment as they are paying a higher amount during the month. The flags system implemented by the ANEEL, is an accurate indicator of the actual cost of energy generated, allowing consumers a rational use of electrical energy.

As of February 1, 2016, the Red flag was separated into two levels — R$3.00 and R$4.50 — applicable to a consumption of 100kWh. Also, the Yellow flag value was reduced from R$2.5 to R$1.5 applicable to a consumption of 100kWh (or portions). The improved conditions of the rainy season in 2016 increased hydroelectrical reserves to their normal levels and the combined effect of a decrease in demand together with the addition of new power plants in the Brazilian electricity system, led to a change in the Tariff Flags, such that the flag was Yellow in March 2016 and Green in April 2016.

As of 2017, the values of the flags are:

•                      Green flag rate: Favorable generation conditions

•                      Yellow flag rate: R$2.00 per 100 (kWh)

•                      Red flag rate - level 1: R$3.00 per 100 (kWh)

•                      Red flag rate - level 2: R$3.50 per 100 (kWh

Green flag rate: It will be activated in the next few months when the value of the last CVU plant to be sent is less than R $211.28 / MWh;

Yellow flag rates: It will be activated in the next few months when the value of the last CVU plant is verified to be equal to or more than R$211.28 / MWh and less than R$422.56 / MWh; and

Alert signal rate: It will be activated in the next few months when the value of the last CVU plant is verified to be equal to or higher than R$422.56 / MWh, according to the following levels of application:

Level 1: It will be activated in the next few months when the value of the variable unit cost - CVU last plant is verified to be equal to or higher than R$422.56 / MWh and less than R$610 / MWh; and

Level 2: It will shoot up in the next few months when the value of the variable unit cost - CVU last plant is verified to be equal to or higher than the ceiling of R$610 / MWh.

There was a methodological alteration in the proposal regarding the metrics. Now the operation of the flags takes into account the definition the cost of the hydrological risk, given the indirect relationship between the hydroelectric generating deficit and the short-term price of electrical energy. The incorporation of these two variables to the system makes the projected collection, with the proposed values, to be more accurate in relation to the actual incurred costs.

As of November 2017, the flag values are:

•                      Green flag rate: Favorable generating conditions

•                      Yellow flag rate: R$1.00 per 100 (kWh)

•                      Red flag rate - level 1: R$3.00 per 100 (kWh)

•                      Red flag rate - level 2: R$5 per100 (kWh)

Energy tenders of recent years

In 2015, six electric power tenders were carried out for purposes of reestablishing the energy supply:

•                      One A-1 tender: 1,954 MW (avg.), allocated to Hydro (94%), Biomass (4%) and Gas (2%); from 1 to 3 years of energy supply;

•                      Four A-3 tenders and reserve:

•                      97 MW (avg.), allocated to Wind (30%) and Biomass (70%), at an average price of R$200/MWh;

•                      233 MW (avg.), allocated to Solar (100%), at an average price of R$301.8/MWh;

•                      314.3 MW (avg.), allocated to Wind (72%), Hydro (15%), Gas (7%), and Biomass (6%), at an average price of R$189/MWh; and

•                      508 MW (avg.), allocated to Wind (52%) and Solar (48%), at an average price of R$249/MWh.

•                      One A-5 tender: 1,147 MW (avg.), allocated to Gas (76%), Hydro (18%) and Biomass (7%), at an average price of R$259.2 MWh.

Also, a Tender for Contracting Hydroelectrical Plants Concessions was carried out through the quota regime, in which the seller is granted energy (3,223 MW (avg)) and capacity (6,061 MW) for an Annual Operational Revenue from Generation.

In 2016, two electric power tenders were carried out as follows:

•                      One A-5 tender for 202 MW (avg.) allocated to Gas (2%), Hydro (58%) and Biomass (40%), at an average price of R$198.59MWh.

•                      One A-1 tender for 21 MW (avg.) at an average price of R$118.15 MWh.

In 2017, four tender processes were carried out as follows:

(i)                 A-4, set out a tender on 12/18/2017 for 2,202 MW of energy, awarded at an average price of R$ 144.51 per MWh, the distribution by nature of generation was 3% to hydroelectric, 4% to steam-electric, 16% to wind and 77% to solar;

(ii)              A-6, set out a tender on 12/20/2017 for 27,366 MW of energy, awarded at an average price of R $ 189.45 per MWh the distribution by nature of generation was 3% to hydroelectric, 72% to steam-electric, 25% to wind;

(iii)           A-1 and A-2, set out a tender on 12/22/2017, for 288 MW and 423 MW of energy, respectively, sold at an average price of R $177.46 per MWh and R$174.52 per MWh, respectively.

In 2018, there were three tenders with the following result:

•                      One tender A-4: 356.19 MW-media, assigned to Hydro (6.6%), Biomass (9.7%), Wind (16.2%) and Solar (67.5%) at an average price R $ 124.75 MWh.

•                      One tender A-6: 1,228.59 MW-media, assigned to Gas (26.6%), Hydro (18.9%), Biomass (0.9%) and Wind (53.6%) at an average price R $ 140.87 MWh.

•                      One tender A-1 and A-2, on 12/07/2018, in the A-1 were 4 MW of average energy sold at an average price of R $ 142.99 per MWh and in the A-2 were 359 MW of energy operated at an average price of R $ 161.35 per MWh

Pro rata allocation due to judicial matters

At the end of September 2016, ANEEL, based on certain judicial outcomes referring to the suspended collection of CDE charges of certain industrial participants (members of the Associação Brasileira de Grandes Consumidores Industriais de Energia e de Consumidores Livres or “ABRACE”), had to recalculate the CDE pro rata allocation to the rest of the applicable participants, despite having transferred Parcel A costs. Subsequently, specific tariffs applicable to the members of ABRACE will be published and the distribution companies will have to promote the new invoicing to those customers. The distribution companies must maintain the payments of the CDE parts under actual amounts (published in the resolutions); and, finally the deficit originated for the revenue losses will be included in the tariff adjustments of the distribution companies.

CDE’s Monthly Rate: Indemnification for discounts granted to consumers under judicial orders

Resolution No. 1,576 authorized electric energy distributors to recover the lower amounts billed due to judicial orders against the Energy Development Account, through the CDE’s monthly installments.

The difference between the regular tariff and the judicial order tariffs will be deducted from the CDE’s monthly installment. This adjustment will not be implemented through the tariffs and no regulatory assets will be included in the tariffs. The discount applied to the CDE’s monthly installment of consumers with judicial orders will be compensated, that is, the monthly payment of the installments will be lower than the installments defined in the resolution.

Distributed Generation

In May 2015, the regulator in a public hearing began the process to modify the regulations related to the distributed micro- and mini-generation aimed to making it more viable. The most important modification is to allow the installation of generation systems (of any renewable source, up to 3MW for hydro and 5MW for other sources) in locations other than where the load is located.

On November 24, 2015, ANEEL through Resolution No. 687/15 approved the regulation on distributed micro- and mini-generation by using an energy compensation mechanism.

Under the new regulations, effective on October 27, 2017, the use of any source of renewable energy as well as qualified co-generation is allowed. Distributed micro-generation is defined as a generating power plant with installed capacity of up to 75 kW. Distributed mini-generation is defined as a generating power plant with installed capacity of more than 75kW and less than 5 MW (3 MW for water supply) connected to the distribution network through consumption unit facilities.

On the same date, the regulation prohibits the framing as a distributed micro generation of generating plants that have already been subject to registration, concession, permit or authorization, or have entered into commercial operation or had their electric power accounted for within the scope of the CCEE or directly engaged with a concessionaire or permit holder of electric power distribution, the distributor must identify those cases.

If the volume of energy generated in a particular month is higher than the energy consumed in that particular month, the consumer has a credit that can be used to reduce the next month’s invoice. In accordance with the new regulation, the effective period for energy credits was increased from 36 to 60 months and the credits may be applied to the consumption of units by the same owner located in other places, as long as the service area is from the same distributor. This type of use for credits is referred to as “distance auto-consumption”.

Another new feature available under the regulation is the ability to install distributed generation in condominiums (companies with multiples consumption units). Under this feature, the energy generated can be distributed in specific percentages defined by the consumers.

ANEEL also created the “shared generation” scheme which allows parties interested in being part of a consortium or cooperative to install distributed mini/micro generation and use the energy generated to reduce the invoices of all members of the consortium or cooperative.

In terms of the procedures necessary to connect the micro/mini generator to the distribution network, ANEEL set up rules that simplify the process for access requests by creating specific forms to be completed by the consumers and reducing the period, from 82 days to 34 days, which distributors have to connect the 75kW plants. In addition, from January 2017, customers will be able to make access requests and monitor their progress online.

In 2018 ANEEL made a Public Consultation, CP 10/2018, to discuss the improvement of the rules applicable to micro and distributed mini-generation (Normative Resolution No. 482/2012) where it seeks to evaluate alternatives to reduce the loss of reception of distributors.

In 2019, continuing the aforementioned Public Consultation, ANEEL opened a public hearing (PH 001/2019) to discuss the improvement of the rules applicable to distributed micro/mini generation.

Resolution No. 771

Public Hearing No. 81/2016 resulted in repricing related to the billing of the technical losses from the connections to the consumer units, in the cases of external measurement (SMC - System of centralized measurement) made through locations in poles or other structures owned by the Distributor.

A calculation method was established to discount from the customer’s bill the losses that occurred in the connections made through branches of external measurement systems.

Resolution No. 237

On June 6, 2016, the Ministry of Mining and Energy (“MME”) issued Resolution No. 237 allowing energy distribution companies to request to the MME that their investments in high voltage distribution systems and in substations be categorized as priority. Such classification allows the distributors to issue “infrastructure debentures”, which are financing bonds with maturities longer than those of normal bonds, and that also have tax benefits for creditors. The grant of this benefit to energy distribution companies was as a result of an initiative carried out between the Brazilian Electric Energy Distributors Association (“ABRADEE” in its Portuguese acronym) and the Ministry of Mining and Energy.

Provisional Measure No. 735

On June 22, 2016, ANEEL issued Provisional Measure No. 735, establishing the following changes:

1)                 Sectoral Commissions:

•                      Beginning on January 1, 2017, the Chamber of Electric Energy Commercialization (“CCEE” in its Portuguese acronym) will replace Eletrobás in performing the collection activities for the Global Reserve of Reversal (“RGR” in its Portuguese acronym), Energy Development Account (“CDE”) and the Fuel Consumption Account (“CCC”), as well as, in managing the financing for the payment of the administration and operational expenditures incurred in this sectorial funds.

•                      Beginning on January 1, 2030, the CDE’s annual installments allocation will be made in proportion to the electric energy consumer market in MWh served by the distribution companies and the distribution and transmission concessionaires. The geographical location will no longer be taken into account. From January 1, 2017 to December 31, 2029, a gradual and uniform reduction will be applied in order to eliminate the actual proportion (4.53 for the CDE installments in the South, South East, North and North East regions).

•                      Beginning on January 1, 2030, the cost per MWh of the CDE’s annual installments paid by the consumers will be pro rata allocated to their voltage levels, as follows:

•                      High Voltage = 1/3 x Low Voltage cost

•                      Medium Voltage = 2/3 x Low Voltage cost

•                      From January 1, 2017 to December 31, 2029, a gradual and uniform reduction will be applied in order to reach the above proportions.

2)                 Itaipú Binacional’s Tariff

Itaipú Binacional (“Itaipú”) is a hydroelectrical power plant constructed as part of the International Agreement signed between Brazil and Paraguay on April 26, 1973, for the development of the hydroelectric resources of the Parana River located at the Brazilian-Paraguayan border (from the Seven Falls to the Iguazú’s River mouth).

The transfer tariff of Itaipu’s energy is fixed in US$/kW for monthly contracted capacity. Brazilian energy distribution companies must pay Eletrobas monthly through Itaipu’s Electric Energy Commercialization account an amount equal to the product of the monthly contracted capacity quota multiplied by the transfer tariff of Itaipu’s energy, both as approved by ANEEL.

Beginning on January 1, 2016, in accordance with Article 6 of Provisional Measure No. 735, a new transfer tariff of Itaipu’s energy was established, which will be included in the total cost of the 15.3 multiplier factor over the energy transfer cost referred to in Appendix C of the Brazilian-Paraguayan Itaipu Agreement.

3)                 Tenders

•                      For the electric energy generation, transmission and distribution concessions that will not be renewed, the Brazilian government may propose a sale/tender of the new 30-year concession period.

Law No. 13, 2013: Beneficiaries to the discount in the Tariffs for Using Distribution System (“TUSD”) and Tariffs for Using Transmission System (“TUST”)

Law No. 13,203, published on December 8, 2015, broadened the scope of beneficiaries able to use the discount under TUSD/TUST, as well as, the volume and use of the energy when it is considered and used for self-generation:

•                      ANEEL will establish a discount of up to 50% to the TUSD/TUST tariffs for those hydroelectrical energy projects with total capacity less than or equal to 3,000 kW and those energy projects based on solar, wind, biomass and qualified co-generation whose total capacity connected to the distribution and transmission systems is less than or equal to 30,000 kW. The discount will be applicable to energy production and consumption that is:

(i)                 purchased/sold for this type of projects and

(ii)              used as own production for those entities beginning operations on January 1, 2016.

•                      ANEEL will establish a discount of up to 50% to the TUSD/TUST tariffs for those solar, wind, biomass and qualified co-generation energy projects whose total capacity connected to the distribution and transmission systems is more than 30,000 kW and less than 300,000 kW and that comply with the following criteria:

(i)                 the project was originated as a result of the energy auction carried out on January 1, 2016; or

(ii)              the project was authorized to begin operations on January 1, 2016.

In implementing Law No. 13,203, ANEEL established Public Audience No. 38 that will replace Resolution No. 77/2004. The discounts will result in a significant increase in the amounts that are subsidized by the CDE, thus, increasing the tariffs for consumers of our subsidiaries Enel Distribución Río S.A. and Enel Distribución Ceará S.A. The fixed percentage discount of 50% proposed by ANEEL for these type of energy projects is the minimum that may be applied based on current regulations.

White Tariff

On September 12, 2016, ANEEL Resolution No. 733/2016 approved the conditions for applying a low voltage time-of-use tariff, the “White Tariff”.

The “White Tariff” is a new time-of-use tariff option that indicates to consumers the fluctuation in the value of energy at a particular date and time of consumption. It will be offered to consumers supplied low voltages (127V, 220V, 380V and 440V, Group B) and those consumers from Group A (high voltage) that comply with certain criteria under the White Tariff.

Resolution No. 733/2016 states the following with regard to the White Tariff:

•                      The application will begin in January 2018 for consumers already connected with monthly consumption greater than 500 kWh (12 cycles average) and for new connections;

•                      The application will begin in January 2019 for consumers already connected with monthly consumption greater than 250 kWh (12 cycles average);

•                      After January 2020, it will be applied to all consumers;

•                      The value of energy, under this tariff option, will be obtained from peak, intermediate and off-peak periods and are approved by ANEEL during its periodic review of the distribution companies.

•                      The “low income” (under specific regulation of ANEEL) and public lighting consumers cannot opt for the White Tariff;

•                      The energy meter equipment cost will be charged to the distributor, except for meter equipment with additional features; and

•                      Any potential customization of the consumption unit will be charged to the owner.

Adjustment to pricing rate for Enel Distribución Río S.A. (formerly Ampla)

On March 14, 2017, Enel Distribución Río S.A. signed the New Concession Contract (Sixth amendment) as a result of the public hearings No. 95 and No. 58. During the hearings, the regulations and application of the rates to the registered distributors were discussed, in order to amend the rules of the concession contract, in accordance with Decree 2194/2016.

The new rules applied to determine the adjusted rates for 2017, included, among other modifications, the use of the IPCA index instead of the general market price index (“IGP-M”). The unrecoverable revenue was transferred from Part B to Part A and new regulatory loss indexes were applied. As a result, ANEEL approved an average adjustment of -6.51% for Enel Distribución Río S.A. For low voltage consumers, especially residential ones, the average adjustment was of -6.24%. The average adjustment for medium and high voltage customers was of -7.12%.

Transfer of other Transmission Installations (Demais Instalações de Transmissão or “DIT”) for distribution companies

On February 13, 2017, ANEEL issued Resolution 758/2017 establishing that voltage installations under 230 kV (Basic Grid) (hereinafter referred to as “DIT”) property of electrical energy transmission companies, should be transferred to and classified in property, plant and equipment of concessionary companies providing electrical energy distribution services.

The following DIT will be transferred to Enel Distribución Río S.A. on its first ordinary rate review after January 1, 2019. Enel Distribución Ceará S.A. will not receive any DIT.

Other Transmission Installations (DIT)	Km	Classification	Operational situation	Responsible Distributor	Proprietary Transmitter
IMBARIE	—	SE DIT	In operation	Enel Distribución Río S.A.	Furnas
IRIRI	—	SE DIT	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV ADRIANOPOLIS/MAGE RJ	48	LD	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV CAMPOS/IRIRI RJ	98	LD	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV IMBARIE/ARIANOPOLIS RJ	15	LD	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV IRIRI/ROCHA LEAO RJ	12	LD	In operation	Enel Distribución Río S.A.	Furnas
Transmission line 138 KV ROCHA LEAGO /MGE RJ	108	LD	In operation	Enel Distribución Río S.A.	Furnas

ANEEL considers that this measure will improve the operating efficiency of the power grid. The incorporation of the DIT into the distribution companies will take place in the first rate review after January 1, 2019. According to current regulations, at that time, the power lines and substations will be accounted for as part of the property, plant and equipment of the distribution Company, and they have to be incorporated on the calculation rate process. The distributing companies will be compensated for a value equivalent to the non-depreciated assets, within 30 days after the rate review of the distribution Company receiving the DIT.

Adjustment to energy rate for distribution companies including the devolution of the cost of the Reserve Energy Order (EER) with the highest included in the adjustments.

Through Resolution No. 2,214 / 2017, ANEEL published the rates of all of the power sector distribution companies to return in April 2017 the highest cost values of Angra III included in the rates.

For the period of April 2017, the energy rate for Enel Distribución Rio, Enel Distribución Ceará and Enel Distribución Goiás were reduced in order to return the values of the costs of Angra III. The objective is to return the effects of the inclusion of the Part A of the Reserve Energy Order (“EER”) corresponding to the contracting of the Angra III plant one time only. Remembering that, via the natural rate adjustment process of the distribution companies, these amounts would be returned to the consumers in 12 months.

The procedure was divided into two stages: In the first, in April 2017, the rate will be reduced to revert the values of Angra III included from the previous rate-setting process and, at the same time, it will cease to consider the future cost of the EER of that plant. In the second stage, which started on May 1, 2017, and continues until the next rate-setting process of each distribution Company, the rate will cease to include (i) the future cost of the EER of Angra III and (ii) for the distribution companies which already experienced the adjustment in 2017, as is the case of Enel Distribución Rio, the value of the return in 12 months that was already included in the rate.

Modifications to review period of Enel Distribución Goiás pricing from October 2017 to October 2018

In a Public Meeting, ANEEL approved ENEL’s request to change the review period of the rates of Enel Distribución Goiás to 2018, after discussing the issue in a Public Hearing. As a result, the decision was to perform the review, which will be performed in October 2018 and every 5 years, with the new cut-off date for investments being April 30, 2018.

In addition to working on the quality of the information, the postponement will allow us to recover within the Remuneration Base past costs assigned as OPEX (capitalization of additional costs) and immediately recognize the investments made in the first year of ENEL’s operation in the company, as of such moment and until April 2018.

Enel Distribución Goiás Adjustment

On October 17, 2017, ANEEL authorized the rate price adjustment of Enel Distribución Goiás by means of Resolution No.2,317. The annual rate adjustment of Enel Distribución Goiás had an average effect on the rates of the consumers of 14.65%, with 12.03% on average for High Voltage consumers and 15.89% for Low Voltage consumers.

Public Hearing 066/17- WACC

On March 6, 2018, ANEEL approved the result of AP066, established to review the weighted average cost of regulatory capital of the distribution segment related to Sub-module 2.4 of the Tariff Regulation Procedures - “PRORET”. The Board of Directors, unanimously, decided to revoke the forecast for updating the weighted cost of capital in 2018 and approve a new version of Sub-module 2.4 of the Tariff Regulation Procedures — “PRORET”, which establishes the anticipation of the methodological revision for the year 2019, with application from January 2020.

Public Hearing 052/17 — Operating Cost

On March 6, 2018, ANEEL approved the result of the AP052 with updating of the parameters related to the definition of the Regulatory Operating Costs - Submodules 2.2 and 2.2A of the Tariff Regulation Procedures - PRORET. The efficiency of Enel Distribución Ceará remained unchanged at 100%, remaining as one of the most efficient distributors in management of operating costs in Brazil according to ANEEL.

Operating Cost Efficiency Index

Enel Distribución Ceará	100.00%
Enel Distribución Goiás	78.37%
Enel Distribución Rio	59.50%
Enel Sao Paulo	87.55%

Enel Distribución Rio Adjustment

On March 13, 2018, ANEEL approved the provisional result of the Fourth Periodic Tariff Review of Enel Distribución Rio, as of March 15, 2018, consolidated after evaluating the contributions made at Public Hearing No. 078/2017.

The result leads to the average effect on consumers of 21.04%, which is 19.94% for consumers connected to High Voltage and 21.46% for those connected to Low Voltage. The T component of Factor X is fixed 0.00% and the technical losses is fixed at 9.1%.

Enel Distribución Ceará S.A. Tariff Adjustment

On April 17, 2018, ANEEL approved the provisional inflation results of Enel Distribución Ceará, as of April 22, 2018.

The result leads to the average effect on consumers of 4.96%, which is 7.96% for consumers connected to High Voltage and 3.8% for those connected to Low Voltage.

Enel Distribución Goiás S.A. Tariff Adjustment

On October 16, 2018, ANEEL conformed the result of the review of Enel Distribución Goiás, as of October 22, 2018.

The result leads to the average effect on consumers of 18.54%, which is 26.52% for consumers connected to High Voltage and 15.31% for those connected to Low Voltage.

Enel Distribución São Paulo (ex Eletropaulo) Tariff Adjustment

On April 04, 2018, ANEEL approved the tariffs applicable for the consumers.  This process resulted in a tariff adjustment of +16.4%, made up by an economic adjustment of +10.5% and a financial adjustment of +5.9%.  After eliminating the financial adjustment of the previous year (0.6%), the average effect to the consumer amounted to +15.8%, which is greater for consumers connected to High Voltage (+17.7%), while those connected to Low Voltage received a lower increase of 15.1%.

Enel CIEN Adjustment

Resolution No. 2408, dated October 22, 2018, established the annual income allowed (RAP) for the public service concessionaires of electric power transmission, for those available transmission facilities under its responsibility.

The values of Enel CIEN are: Garabi I (RAP: R$ 72,667,795.35 and adjusted PA: R$ - 6,579,727.76) and Garabi II (RAP: R$ 179,367,079.58 and adjusted PA: R$ - 6,834,803.35).

Electric Vehicles Charging

Through Normative Resolution No. 819 of 2018, ANEEL established the procedures for electric vehicle recharging activities.

The distributor may, at its discretion, install charging stations in its concession area intended for the public charging of electric vehicles, which must be classified in the subclass electric vehicle charging station of the consumption class itself (Group Tariffs A - MV and HV or Tariff B3 - LV).

In the event of revenue generation at the distributor’s charging station, these may be established at freely negotiated prices, applying to the activity the procedures and conditions for the provision of ancillary activities, in the terms of Res. 581/2013 (partial reversion to reasonable tariffs and a separate accounting standard);

The provision of electric vehicle charging activities by the distributor is at its own risk, and the assets that make up the infrastructure of the charging stations will not be part of its asset base;

The charging of other electric vehicles, not of property of the consumer is permitted, even for commercial exploitation purposes at freely negotiated prices;

The installation of the charging station shall be notified in advance to the distributor, in the event that the installation results in the need to create or alter the consumer unit;

Information from the charging stations shall be sent by the distributor to ANEEL every six months on a consolidated basis (January and July);

In the event that it is necessary to adapt the electricity network and the metering system, the costs will be made using the criteria set forth in the regulations in force;

Any interested consumer may register with ANEEL, using their own form, a charging station for consumers of their ownership;

Public charging equipment shall be compatible with open protocols in the public domain for communication and remote supervision and control.

Electric vehicle charging equipment shall comply with the regulations and standards established by the distributor, as well as other applicable standards issued by the competent official bodies, including ANEEL’s regulations;

The injection of electric energy into the distribution network from electric vehicles is prohibited, as well as participation in the Energy Compensation System (Res. 482);

The rules on compensation for electrical damage are fully applied to electric vehicle charging installations, and the distributor may establish specific electrical safety standards for installations (only LV);

Enel Generación Fortaleza

The Fortaleza Thermoelectric Generating Plant (hereinafter CGTF), the Enel Group’s natural gas-operated thermal plant in Brazil, is without fuel supply due to the unilateral termination of the supply contract by Petrobras. The plant was built under the guidelines of the Programa Prioritario de Termoelectricidad (Thermoelectric Priority Program or PPT), a government program established during the energy rationing period that occurred in the country in 2001 that aimed to stimulate the construction of thermoelectric plants in the system. To this end, the government secured the financing of the projects by BNDES, as well as the supply of fuel by Petrobras for up to 20 years. The formula for adjusting the gas price of fuel contracts was regulated and defined through Portaria published by the Ministry of Mines and Energy.

In this context, Enel Brasil filed a lawsuit against Petrobras in order to re-establish the supply of gas to the plant, stating that Petrobras cannot unilaterally rescind the contract as it was guaranteed by the Union through a government PPT program. We obtained a mandate that determined Petrobras’ gas supply for the plant, which was rejected on July 2, 2018. Enel Brasil appealed the decision and in the judicial instance, the Special Court of the Federal Regional Court (TRF) has granted a new mandate to force Petrobras to return the gas supply to the CGTF under the conditions of the contract signed under the PPT. On December 11, 2018, Petrobras was notified of the decision, which will remain in effect until the appeal is heard. Petrobras may file an appeal before the Superior Court of Justice in Brasília.

In administrative matters, on August 3, 2018, CGTF requested suspension  together with the regulator ANEEL of  the contractual obligations in which it required: (i) determination of gas supply or determination that Petrobras deliver energy for CGTF under penalty of short-term market exposure associated with lack of gas supply; (ii) recognition of exclusion of CGTF’s liability by the public authority from  the breach of the PPT between July, 1,2018 and the date of commencement of operation, under the conditions established by MME’s one-time solution, eliminating the application of any penalty and incidental contractual, commercial and regulatory obligations on CGTF.

To date ANEEL has not pronounced a final decision, because in the last Board meetings in which the process was discussed, there were requests further points of view by other Directors.

In addition, Petrobras, Cegás and Termo Fortaleza agreed to suspend the arbitration procedure until April 30, 2019, in order to focus on finding a solution for the supply until 2023 that can be accepted by the parties and sanctioned by the regulator. This would eventually put an end to the proceedings in the courts.

On February 28, 2019, both parties sent a joint letter to the regulator ANEEL presenting the terms under which they would be available to sign an agreement, subject to approval, as well as requesting the granting of certain regulatory guarantees necessary for the maintenance of systemic equilibrium  and proper functioning of the agreement. The letter is still under analysis by ANEEL.

Proposal for a solution to the short-term lack of market liquidity

The Brazilian short-term market has been illiquid since 2015, the year in which several legal limits were granted to hydro generators for their assumption of non-hydrological risks. This is because the thermal dispatch carried out outside the order of costs of service, the import of energy without physical guarantee and the impact of the structuring plants (Belo Monte, Jirau and Santo Antônio plants) displaced their generation and exposed them to the market in the short term on account of non-manageable factors unrelated to hydrological risk. In this way, the hydro generators would be exempted to pay their debts in the market in the short term, sum that currently  amounts to R$ 6.95 billion and represents about 70% of the total book value of the market.

In substitution of the rejected PLC 77/2018, an amendment to PLS 209/2015 was presented that calculates the impact of the non-hydrological risks assumed by the hydro power plants and compensates them through the extension of their concession term, with the condition of the abandonment of judicial processes and the payment of their debts. The objective of this solution is to solve the impasse of the hydro generators and restore the liquidity of the Brazilian market in the short term.

In addition to the legislative solution, ANEEL is discussing an agreement based on Law 13.203/2015 that recognizes the compensation for the impacts of the year 2015 as a regulatory asset to be received through the extension of the granted term. It also includes the condition of desisting from legal processes and payment of its debts.

Public Consultation ANEEL- No. 15/2018

ANEEL opened a public consultation to obtain subsidies on the WACC’s methodology and update for the distribution, transmission and generation segments.

It proposes three alternative methodologies:

Alternative A

•                      Maintenance of the current methodology (WACC / CAPM)

•                      Replacement of some further  series in the calculation

•                      That data windows used in Dx / Tx / Gx become compatible

Alternative B

•                      Maintenance of the current methodology (WACC / CAPM)

•                      Nationalization of the WACC calculation

•                      That  data windows used in Dx / Tx / Gx become compatible

Alternative C

•                      Adoption of an alternative methodology to define the WACC to be adopted

The agents had until September 30, 2018 to contribute. In summary, Enel Generación Fortaleza contributed the following elements:

1)                 with the objective of obtaining coherent parameters for the WACC calculation, it understands that these are tools that the regulator must provide when calculating the WACC:

a)                 Adequate statistical treatment to the series of data used, with the use of the average as a measure of  a tendency for all the series and with the withdrawal of eventual outliers, in order to bring greater consistency and robustness to the results;

b)                 The correct selection of data series to correctly reflect the real risks faced by energy distributors, especially for the beta parameter.

c)                  In the case of the risk-free asset parameter, the use of other criteria to choose the series (such as Convexity), not exclusively the duration as a model for assessing the sensitivity of a flow of capital to the time of duration as a function of changes in interest rates.

2)                 The reduction verified in the calculation of the beta parameter based on the American market is not consistent with the current business risk of the distribution segment in Brazil.

3)                 corroborates the current methodology for calculating the cost of capital of third parties and refutes the substitution of its calculation based on data from the secondary debentures market

Public Hearing No. 61/2018

The Superintendencies of ANEEL are working together to develop the Transmission Geographic Data Base (BDGT) that will be used in the future for various purposes, such as, survey of assets and attributes of transmission facilities, support to the processes of annual income review and technical analysis of blackouts in the transmission system.

In this context, ANEEL has composed the list of assets and their attributes to compose the database. The creation of the BDGT will lead to the publication of a specific Normative Resolution, which will define the main issues related to obligations and deadlines.

The proposal is that the regulation of the BDGT enters into force at the close of publication of the standard. With regard to the accounting part in the BDGT the term will be up to 6 (six) months after ANEEL creates the loading routine and these data.

The contribution period is from December 20, 2018 to February 17, 2019.

Public Hearing No. 60/2018

ANEEL decided for the opening of the Public Hearing, with a view to collecting subsidies and additional information for the improvement of the voltage conformity regulation.

In summary, the problem to be addressed is related to the improvement of the control stages of the sample measurement process, in particular the stage of installation of measurement, extraction and data processing. According to the regulator, there is currently a low inspection capacity at these stages of the process, where reduced traceability is detected.

Therefore, the problem analyzed in the Regulatory Impact Analysis focused on the reinforcement of the inspection capacity and on the reduction of information asymmetry, in the stages of installation of the measurements and treatment of the data from these measurements. The deadline established by the regulator for the receipt of contributions closes on February 18, 2019.

Public Hearing No. 56/2018

ANEEL established the Public Hearing to collect subsidies and additional information to improve the proposal for adaptation of article 24 of Normative Resolution No. 414/2010, which deals with the requirement imposed on the National Observatory to carry out studies regarding the necessary time for the use of public lighting and lighting in internal roads of condominiums, taking into consideration the specificities of each locality.

Article 24 of REN 414/2010 provides for studies to be carried out by the National Observatory (NO) for alteration of the time to be considered for consumption of electric energy in public lighting and in condominium internal roads. However, the NO requested ANEEL to exclude this allocation, since it does not have sufficient elements to carry out the studies in question.

ANEEL presents 4 alternatives to solve the previous problem:

•                      Maintain the current regulation.

•                      Only withdraw the accomplishment of the studies by the NO and maintain the possibility of performance of studies by the interested parties.

•                      Change the regulation, withdrawing the performance of studies by the NO and carrying out studies through existing tools (by ANEEL), maintaining the possibility of performance of studies by the interested parties.

•                      Change the regulation, withdrawing the performance of studies by the NO and promoting a tender (by ANEEL) to contract the studies for the calculation of the time of artificial illumination by Municipality, maintaining the possibility of performance of studies by the interested parties.

•                      Change the regulation, withdrawing the performance of studies by the NO and forcing the distributors to carry out the studies for all the municipalities in their areas within a certain period (1 year).

Public Hearing No. 28/2018

ANEEL established the second phase of the Public Hearing to obtain subsidies and additional information to improve the proposal for the review of Module 5 of the Distribution Procedures (PRODIST) and the improvement of the recurrent reading process with respect to Normative Resolution No. 414/2010.

Among the proposals presented by ANEEL, the following stand out:

•                      Impeded access - access: The alternative proposed in the first phase of AP No. 28/2018 was to offer the distributor a minimum list of solutions to the consumer, mandatory in the cases of impeded  access and optional, for the others. Now, ANEEL proposes that distributors offer solutions at their discretion, considering their operational reality and that of the location of the consumer units.

•                      Impeded access - Instruments that verify the visit to the meter: The initial proposal considered that the distributor should present proof that it has visited the consumer unit with access restriction. As some distributors said that they already use georeferencing techniques and photographs to check where impeded access exists, ANEEL understood that it is necessary that the other distributors need to adapt.

•                      Impeded access - Charge for inability to do a reading: ANEEL maintained the initial proposal of maintaining the regulations in force, that is, not allowing the distributor to charge the consumer when there is an unsuccessful attempt to read, even due to responsibility of the latter.

•                      Impeded access  — Invoicing: value to be invoiced, as long as the impeded access persists: ANEEL opted for invoicing considering the arithmetic average of the last twelve months. Criterion for the adjustment of the invoicing, after the regularization of the reading: Limitation of retroactive collection, with period of limitation with the application of the provisions of article 113 of Normative Resolution No. 414/2010.

•                      ANEEL’s proposal foresees that self-reading will be a prerogative of the distributor, who can evaluate the benefits and risks of delegating that activity to the consumer. Therefore, the problems derived from self-reading should be treated in a manner equivalent to the failures derived from the readers hired by the distributors, i.e., if there is incorrect invoicing due to self-reading, the application of article 113 of Normative Resolution No. 414/2010 should be considered.

•                      Reading by group of months: ANEEL proposes to maintain the regulations in force, allowing this modality only for consumers located in rural areas.

•                      The consumer units invoiced by estimate (articles 72 and 91 of Normative Resolution No. 414/2010) for the non-obligation of the installation of the measurement, such as public lighting, traffic lights and others, was evaluated not to be reasonable in that the invoicing does not occur in the calendar month but as if there were a fictitious metering reading. Thus, the agency proposes that, in these situations, the invoicing corresponds mandatorily to the calendar month, in order to improve the consumer’s understanding of the days invoiced and to avoid the proportionality of the tariff bands.

•                       Regarding the possibility of postponing the receipt of low-value invoices, ANEEL understood this to be a timely practice. Thus, the proposal is to allow such procedure, provided that the accumulation of invoices does not occur for more than three cycles and that the consumer can, at any time, choose not to have his invoices accumulated.

ANEEL intends to define the validity of the changes from the beginning of 2020.

Public Hearing No. 46/2018

In the period from October 4 to December 3, 2018, ANEEL established Public Hearing No. 46/2018, with the objective of collecting subsidies and additional information for the improvement of the review of the regulation of the continuous supply of electricity.

This is the first phase of the improvement process, in which the alternatives presented in the Regulatory Impact Analysis will be discussed.

The objective is to encourage the improvement of service quality, addressing the following issues: focus of the compensations for violation of individual continuity indicators, formulation of compensations, tariff reviews and structure of continuity indicators. With regard to compensation, the proposal is to update the limits established to guarantee quality improvement for consumers with lower service levels than expected, based on higher compensated values.

The formulation of compensation will be simplified, excluding quarterly and annual limits. The proposal is to modify the basis for calculating the value to be compensated, which withdraws from the compensations items that cannot be handled by the distributors, such as the purchase of energy and sectoral expenses.

Another proposal is that interruptions of external origin should not be considered in the compensations. Thus, distributors will be held responsible only for events that occur in their area of operation, aligning Brazilian regulation to international practice. The calculation of the indicators, however, will continue to count all the amounts that impact consumers.

The contribution period ended on December 3, 2018 and the second phase of the public hearing was opened in the first semester of 2019.

Decree No. 9.642 of December 27, 2018

The ANEEL, in the use of its mandate, vetoed the cumulative application of tariff discounts, using the one that grants the greatest benefit to the consumer.

Office No. 18 of January 4, 2019

The ANEEL, in the use of its mandate, received the preliminary negative judicial decision determining the suspension of paragraph II of article 113 of Normative Resolution No. 414/2010, ordering that, when a billing error occurs for reasons attributable to the distributor, the limit of the return to consumers will be 10 years instead of 36 months, as determined by the resolution.

Public Hearing No. 009/2019

In March 2019, ANEEL opened Public Hearing No. 009/2019 (PH 009/2019) to define the calculation methodology and the regulatory capital rate for the electric power generation and transmission segments. For the distribution segment, for now, the methodological discussion should be carried out, according to ANEEL, in a public audience to be opened probably in the second half of 2019.

In general, there was a target of obtaining parameters to follow in the Brazilian market.

In addition, ANEEL proposed the annual redefinition of WACC based on the updating of the parameters to be defined in the PH. The suggested preliminary rate for the transmission segment for 2019 is 7.11%.

The contribution period is from March 3, 2019 to March 22, 2019.

Tariff Review Enel Distribución Rio

Enel Distribución Rio’s tariff review was provisionally approved on March 13, 2018, according to Resolution No. 2,377, when tariffs were readjusted to 21.04%. At that time, the values of the Regulatory Remuneration Base (RRB) and the history of non-technical losses from 2019 to 2022 were provisional.

Based on the final calculation of the remuneration basis of the tariff review, R$ 20,052,539.92 were added to Plot B and the difference between the amount approved in 2018 and the final value of 2019 resulted in R$ 21,819,141.88, at the price of March 2019, included as financing in the RTA of 2019.

The following values were defined for non-technical losses:

Proposal	RTA 2019	RTA 2020	RTA 2021	RTA 2022
1. Pós AP (-0.41%)	19.80%	19.39%	18.98%	18.57%

On March 12, 2019, ANEEL approved Enel Distribución Rio’s tariff readjustment received by consumers of 9.70%. 9.72% is for low voltage consumers and 9.65% is for medium and high voltage customers. This readjustment was valid from March 15, 2019 to March 31, 2019.

ANEEL authorizes CCEE to reach agreement with banks for payment of ACR account

ANEEL authorized the Chamber of Marketing of Electric Energy (CCEE) to reach an agreement with a group of eight banks to anticipate the approval of the management of the so-called ACR account. The measure will remove R $8.4 billion from electricity tariffs until 2020 and allow for an average change in tariff readjustments of 3.7% in 2019 and 1.2% in 2020.

The ACR account was a mechanism for transferring resources to distributors to cover costs related to involuntary exposure in the short-term market and the dispatch of thermoelectric plants between February and December 2014. To support the account, CCEE was authorized to contract credit operations with banks, compensated by consumers from November 2015, through the collection of a charge under the electricity tariff until April 2020.

ANEEL incorporated the effects of the agreement into the tariffs of the companies that had the adjustments defined between December 2018 and March 2019 by means of an extraordinary tariff review: Cepisa, Ceron, Electroacre, Energisa Borborema, Light and Enel Distribución Rio.

Extraordinary Tariff Review Enel Distribución Rio

The extraordinary review was necessary due to the decision of ANEEL’s Board of Directors on March 20, 2019, which authorized the Chamber of Marketing of Electric Energy (CCEE) to reach the agreement with the group of eight banks to anticipate the payment of the so-called CDE Conta- ACR by September 2019. This decision was reflected in Enel Distribución Rio’s tariff, which will be 7.59% (average for all consumers). For low-voltage consumers, it changed the increase from 9.72% to 7.49%, and for medium- and high-voltage customers, the approved rate changed from 9.65% to 7.89%.

The tariffs shall apply from April 1, 2019 to March 14, 2020.

ANEEL Public Consultation No. 03/2019

This relates to the obtaining of subsidies for the Assessment of Regulatory Result (ARR) of the regulation of incentives of the electric power distribution segment, assessing the regulatory environment in terms of the use of technologies to improve service, energy efficiency and business development.

Sub-Transmission Assets

From a planning point of view, the assets in sub-transmission are more similar to those of transmission, because they have no clear relationship with the growth of the market. Therefore, it is not consistent to expose their remuneration to this element. However, ANEEL’s current regulatory treatment for sub-transmission is very different from that for transmission, with greater exposure to the market risk element. International experience shows that it is possible and consistent to treat the activities of sub-transmission in a different manner, reducing the element of risk related to growth in the market in their remuneration.

The Group proposes modifications of ANEEL’s current regulatory treatment for assets in sub-transmission from the already applied treatment for transmission and international experience.

Regulatory Context in the Price Cap Model

•                      The investments made during the tariff cycle are included in the Regulatory Asset Base on the date of the Periodic Tariff Review (PTR) with the depreciation that has already been recorded.

•                      Investments that do not add value in the market receive the remuneration and reintegration from their execution up to the lost PTR.

•                      Incentive to reach an agreement on the investment only on the initiation of the PTR and not when the investment is shown to be necessary or socially desirable (ratchet effect).

Need

•                      Identify, characterize and justify investments that do not add value in the market and bring some positive external factors into play which justify differentiated treatment.

•                      We concentrated on three main groups: sub-transmission (demands associated with EPE and ONS planning), technological innovation and quality.

Transmitters vs. Distributors

TRANSMITTERS	DISTRIBUTORS

•        Calculation of an Annual Authorized Revenue (AAR), defined in the bidding process and/or in each Periodic Tariff Review (PTR), in accordance with the provisions of the transmitter’s contract -> There is no market risk.

•        In the annual tariff adjustments, which always occur in June, the AAR varies according to the inflation captured at that point and deducted from a factor that seeks to capture the technological evolution in the OPEX -> zero factor for 2020.

•        Assets are added to the tariff in the adjustment following the commercial commissioning of new equipment, with retroactive effects from the commissioning.

•        Calculation of the balanced rate in the PTR, which considers the revenue required for the provision of the service and the market tested in the test year -> There is market risk.

•        In tariff adjustments, the average tariff obtained on the PTR varies according to the calculated inflation deducted from the X-Factor (sharing with consumers the gains in productivity, quality and efficiency). -> Factor applied on the whole part B (costs and remuneration).

•        The assets are only incorporated into the tariff in the tariff repositioning (next PTR), after the physical and accounting depreciation of the asset has occurred.

Incentive to anticipate the work	Incentive to delay the work until the next PTR

As an international benchmarking, there are regulators that identify activities at high voltage levels as closer to transmission activities than distribution activities, having differentiated models of regulation.  Differentiated treatment for high-voltage assets operated by distributors is more usual in Latin America than in Europe, where the lower-risk revenue-cap model is predominant.

Some types of differentiated regulatory treatments identified:

•                      Adoption of the revenue-cap model for the sub-transmission, although the rest of the distribution follows the price cap.

•                      Annual incorporation of assets in tariffs.

•                      Possibility that another agent becomes responsible for the construction of the assets, with the delegation, or not, of the operation.

New technologies

Globally, there is growing concern about the introduction of new technologies in the electric power sector, such as: smart grids and distributed energy resources (distributed generation, energy storage, energy efficiency and demand management) in the electric power distribution business.  Technological changes sometimes require new business models and therefore may require regulatory adaptations.

Our group will make contributions in order that technological assets are recognized differently from the current model, because these assets have different characteristics and will bring other motivating factors to the model, because have as objectives:

1.                  Improved supply quality, fewer interruptions and system failures.

2.                  Introduce decentralized generation, usually through renewable sources.

3.                  Enable electric mobility (gradual introduction of electric vehicles).

4.                  Enable consumers to manage their energy.

5.                  Improved tariff structure.

6.                  Incorporation of new services (economy of scale).

7.                  Improved the operating structure: (i) remote reading, disconnection and reconnection; (ii) increased accuracy to identify possible network problems such as failures, interruptions, wire drops; (iii) theft prevention and monitoring, reduction of non-technical losses; and (iv) real time measurement of demand.

Some examples of incentives:

1.                  Differentiated WACC.

2.                  Accelerated depreciation rate.

3.                  Longer time for obtaining efficiency and technological gains, i.e. no impact of the X Factor.

Another important point is also that all financial, economic and regulatory discussions will bring a change in relation to the customer, for example, the customer may be reconnected online, as it is done by telephone companies, with positive impacts on the evaluation of services, security and convenience, among others.

ANEEL Public Consultation No. 05/2019

This relates to the obtaining of subsidies for the improvement of regulations associated with reinforcements and improvements in transmission facilities under the responsibility of electricity transmission concession companies.

The improvement of the regulations associated with reinforcements and improvements in electric power transmission facilities is included in the Project for the Consolidation and Improvement of the Regulations of Transmission Services. This project is one of the initiatives aligned with ANEEL’s strategic goal of “improving, simplifying and consolidating the regulations.” This is part of Strategic Planning 2018-2021.

The focus of ANEEL’s strategic goal “to improve, simplify and consolidate the regulations” is to develop regulations focused on the permanent search for efficiency and improvement of the quality of service with social, environmental and financial sustainability of the agent and to adapt the regulations to make them more consistent, concise and simple, seeking to reduce and unify the regulations and give stability to decision-making.

In this regard, it is expected to address four key issues associated with performance, efficiency, effectiveness and simplification:

1.                  Key issue P1 (Performance) - What can be improved in the standard to make the goals fully achieved/achievable?

2.                  Key Issue E2 (Efficiency) - What can be improved in the standard so that goals are achieved with lower regulatory cost, i.e. with lower administrative, inspection and regulatory compliance costs?

3.                  Key Issue E3 (Effectiveness) - What can be improved in the standard to improve the quality of transmission service with social, environmental and financial sustainability?

4.                  Key issue S1 (Simplification) - What would be the most consistent, concise and simple way of regulating the matter in order to achieve the objectives in relation to the quality of service provision?

Some points observed:

•                      Few transmitter initiatives to invest in additions to the useful lives (reality for regulatory design).

•                      There is a concentration of the focus on the accounting issue and on the replacement of the current equipment with new equipment.

•                      Different visions between physical useful life and regulatory useful life; this “conflict” may push for anticipated substitutions and consistent pre-loading of tariff to the consumer.

•                      Equate possible mismatches between the recommendations for expansion of substation capacity and the required values to be considered.

•                      Point of improvement-absence of definition of improvements for reinforcements for the distributors because it is not explicit in any specific resolution. The classifications of ReNANEEL No. 443/2011 (transmitters) are assumed.

•                      Lack of standardization of classification (terms and concepts) by ONS and ANEEL in the definitions of maintenance and treatment of adjustments.

ANEEL Public Consultation No. 06/2019

This is related to obtaining of subsidies to assess the need for improvement of regulatory controls related to the regulatory useful life of transmission equipment.

Regulatory Resolution No. 674 dated August 11, 2015 approved the revision of the Equity Control Manual of the Electric Sector (ECMES) introduced by Regulatory Resolution No. 367 dated June 2, 2009. That manual defines useful life as the period during which an asset is expected to be fit for use by a company. In that manual, depreciation rates are defined for various recording units. The rates are inversely proportional to the useful life. The term “regulatory useful life” refers to the useful life defined by the ECMES.

The replacement of transmission equipment due to fulfilled useful life is regulated by the agency. However, over the years, the regulations related to the subject had some revisions.

However, since the end of the regulatory useful life does not mean the inability of the equipment to continue to operate properly, the performance history of the equipment must also be evaluated in the decision-making process. Therefore, it is possible that a piece of equipment has a physical useful life greater than the regulatory useful life.

Within the framework of this evaluation, it has been possible to distinguish at least three types of useful life that may be causing confusion and giving the wrong signals to the agents of the sector and to the company. The three types of useful life are:

a)                 Regulatory useful life: The useful life defined by the ECMES for the calculation of depreciation rates for various recording units.

b)                 Economic useful life: The period necessary for the amortization of the investment; and

c)                  Physical useful life: The period during which the asset has the physical condition to continue to provide the service satisfactorily.

Perform a useful life study using technical data from Enel group distributors (Brazil and abroad), based on the revision of rate regulations.

•                      Return on the investment within the period of actual technical use of the asset.

•                      Reduced deactivation loss.

•                      Make investments in feasible technology.

•                      Promote technological innovation consistent with the life cycle of assets.

Colombia

In 1994, the Public Utility Law (Ley de Servicios Públicos Domiciliarios, Law 142) and the Electricity Law (Ley Eléctrica, Law 143) were passed. These laws set out the general criteria and policies ruling the public utility service provision in Colombia, as well as the procedures and mechanisms for regulating, monitoring and overseeing them.

The Electricity Law puts the constitutional focus into practice, regulating the generation, transmission, distribution and sale of electricity, creating the market and competitive environment, strengthening the industry and setting the boundaries for government intervention. Taking into account the nature of each activity or business, general guidelines were established for developing the regulatory framework, creating and implementing the rules that would allow for free competition in the power generation and sales industries, while the directives for the transmission and distribution industries were geared toward treating these activities as monopolies while seeking out competitive conditions wherever possible.

The main institution in the electricity sector is the Mining and Energy Ministry, whose Mining Energy Planning Unit, (Unidad de Planeación Minero Energética, or UPME) draws up the national Energy Plan and the Generation and Transmission Expansion Plan. The Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas or CREG) and the Public Service Superintendency (Superintendencia de Servicios Públicos, or

SSPD) regulate and oversee, respectively, the companies in the industry, and the Superintendency of Industry and Commerce is the national authority for free trade protection issues.

The electricity industry operates on the basis of electricity-selling companies and the large consumers being able to buy and sell energy through bilateral contracts or on a short-term energy exchange market, called the “energy exchange” that operates freely according to supply and demand conditions. In addition, long-term auctions of Firm Energy within a Reliable Charge scheme are carried out to promote the expansion of the system. The market is operated and administered by XM, which is in charge of the National Dispatch Center (Centro Nacional de Despacho, CND), and the Commercial Interchange System Manager (Administrador del Sistema de Intercambios Comerciales, ASIC).

Peru

The main legislations in the regulatory framework for doing business in the power industry in Peru are:

•                      Electricity Concessions Law (DL 25,844) and its regulations (DS 009-93-EM).

•                      Law to Ensure Efficient Development of Electricity Generation (Law No. 28,832); and its Regulations, DS 019-2007-EM (Regulation of the Compensation Mechanism among the regulated users of the SEIN), DS 027-2007-EM (Transmission regulations), DS 052-2007-EM (Supply of Electricity Bidding Regulations), DS 022-2009-EM (Unregulated electricity users Regulations) and DS 026-2016-EM (Regulation of Electricity Wholesale Market.).

•                      Decree promotion of generation with non-conventional renewable sources in Peru (DL 1,002) and its Regulation (DS 050-2008-EM)).

•                      Decree improving the regulation of electricity distribution to promote access to electrical energy in Peru (DL 1,221) and its Enabling Regulations (DS 018-2016-EM).

•                      Decree amending several rules of the Electric regulation framework of Peru (DL 1,041) and Regulations (DS 001-2010-EM).

•                      Law that Strengthens Energy Security and Promotes the Development of the Petrochemical Complex in the South of the Country (Law 29,970) and its Regulation (DS 038-2013-EM).

•                      Anti-Monopoly and Oligopoly Law of the Electricity Sector (Law 26,876) and Regulations (DS 017-98-ITINCI).

•                      Law Creating the Energy and Mining Investments Supervisor Agency “OSINERGMIN” (Law 26,734) and its Regulations (DS 054-2001-EM).

•                      Technical Standard of the Quality of the Electricity Services (DS 020-97-EM).

•                      Regulations for the conservation of the Environment in Electrical Activities (DS 029-94-EM) and Hydrocarbon Activities (DS 015-2006-EM).

•                      Framework law on Climate Change (Law 30,754).

Law 25,844 specifies that the Peruvian power sector is divided into three large segments — Generation, Transmission and Distribution — in such a way that more than one activity cannot be carried out by the same company. The Peruvian power grid is made up of a single power grid called National Interconnected Grid (SINAC), in addition to a few isolated power grids. The Company performs its operations in the electrical energy generating segment as a member of SINAC.

According to the Law, the operation of the generating companies will be subject to the provisions of the Economic Operation Committee of the National Interconnected Grid - COES-SINAC, with a view to coordinating their operation at minimum cost, guaranteeing the security of the supply of electrical energy and better use of the energy resources. The COES-SINAC administers the transfers of power and energy between generating companies, considering the injections and withdrawals according to the contracts, and it sets a value on such transfers every month, as well as also compensation for the owners of the power grids and compensation for other generating companies, according to the regulations stipulated in that regard by OSINERGMIN.

The main purposes of Law 28,832 are to i) ensure the sufficiency of efficient generation of electricity, which reduces the exposure of the electricity system to price volatility and the risk of rationing due to lack of energy; and ensures the consumer a competitive electricity rate; ii) reduces administrative intervention in calculating generating prices by means of market solutions; and iii) promote effective competition in the generation market.

The main changes introduced by the Law are related to the participation in the short-term market of generation companies, the distribution companies and the unregulated large customers, including both distribution companies and unregulated customers as members of COES-SINAC, modifying the structure of this agency. In addition, the bidding mechanism that must be followed by the electricity distribution companies in order to enter into electricity supply contracts with the generating companies aimed at supplying the public electricity service and optionally for the unregulated users was introduced.

The sale of energy that the generators make to distributors that are destined to the public service of electricity, will be carried out at Generation Level Prices that are calculated as the weighted average of Contracts without Bidding and Contracts resulting from Tenders. The purpose of this provision is to establish a mechanism that promotes investments in new generation capacity through long-term electricity supply contracts and firm prices with distribution companies.

By means of Supreme Decree No. 026-2016-EM, the Regulation of the Wholesale Electricity Market (MME Regulation) was approved. Among the main aspects of the MME Regulation are: it incorporates the definition “MME” which is made up of the short-term market (“MCP”) and the mechanisms for assigning complementary services, operational inflexibilities and allocation of congestion rents.

The participants authorized to buy on the MCP are: the generators to meet their supply contracts; the distributing companies to serve their unregulated users, up to 10% of the maximum demand; and large users to attend to up to 10% of their maximum demand.

The COES will calculate the marginal energy costs and marginal congestion costs, evaluate the transactions on the MME on a daily basis and the results will be made available to the participants on the COES web portal. The Congestion Rents will be assigned among the Participants in accordance with the provisions of the respective Procedure. The participants must have guarantees of payment of their obligations in the MME, in addition to incorporating the actions by the COES in the event of non-compliance with the payment obligations by a participant.

Decree No. 1,002 creates a promotional regime for non-conventional renewable sources of energy “RER”; it also creates a mechanism that guarantees income paid through the demand via the rate charged at the connection usage charge. Its purpose is to incorporate up to 5% of the production of electrical energy by means of renewable energy sources and the generation of RER is promoted via tenders.

Decree No. 1,221 amends several articles of the Law on Electricity Concessions DL 25844, introducing mainly the following changes in the scope of distribution:

•                      The Ministry of Energy and Mines will determine a Technical Responsibility Zone for each distribution concessionary Company, with the possibility of expanding their current concession zone by assuming nearby rural areas, whose Works may be financed by the State and received by the concessionary companies with a recognition of actual audited Operating and Maintenance costs.

•                      It establishes the carrying out of studies and the setting of Value Added Distribution (VAD) individually for each distribution concessionary Company providing services to more than 50,000 suppliers, according to the procedure set in the Regulations.

•                      Recognition of an additional charge for technological innovation projects previous approved by OSINERGMIN, equivalent to a maximum percentage of the annual revenues.

•                      Incentives to improve the quality of the service as of the current quality until the target value is achieved.

Supreme Decree No. 018-2016-EM amended the Enabling Regulations of the Electricity Concessions; the main amendments are that it incorporates the possibility of installing supplies with intelligent metering; these installations and their investment costs will be owned by the distribution Company; O&M will be considered in the VAD; the proposed Technical Responsibility Zones (ZRT) will be published in advance; technological innovation projects will be included in the VAD and they will be compensated by means of a charge for power.

Likewise, with respect to customers who may choose to belong to the regulated or free market, Supreme Decree No. 018-2016 maintained the following provisions:

•                      The range for customers who may choose to be regulated or unregulated was maintained between 200 and 2500 kW.

•                      The change of condition shall be notified to the current supplier at least one year in advance. The user must remain in the new condition for at least 3 years.

•                      Customers whose peak demand is greater than 2,500 kW are unregulated customers.

Legislative Decree No.1,041 amended several articles of the Law on Electrical Concessions (DL No. 25,844) and the Law to Ensure Efficient Development of Electrical Generation (Law No. 28,832).

Supreme Decree No. 001-2010-EM regulated DL 1041, which amends the electrical regulatory framework, for dispatching natural gas and the remuneration of power and energy. A special remunerative regime was also created for the cold reserve that will be put out to tender by PROINVERSION, to prevent any rationing due to a deficit in generation. As far as the transmission regime is concerned, the responsibility of payment of the rate base of the Guaranteed Transmission System was finally amended to assign it exclusively to the users.

Law No. 29,970 extends the guaranteed income mechanism of Law No. 27,133 to energy security projects and promotes the participation of State-owned companies in those projects. It creates a system of compensation for costs of natural gas in the north and south charged to the transmission usage charge. This law creates a subsidy mechanism to be paid for electrical demand to finance natural gas infrastructure (transportation, storage, support and others) and generation using natural gas, which results from the planning and awards processes managed by the State. Within this framework, the South Peruvian Gas Pipeline Project (GSP) was tendered, a contract that was terminated in February 2017 due to the fact that the concessionaire did not comply with the financial closing within the established contractual term.

Through Law No. 30,754, the Framework Law on Climate Change was enacted. It is governed by the principles of Law 28,611, General Environmental Law; Law 28,245, Framework Law of the National Environmental Management System, National Environmental Policy, and the United Nations Framework Convention on Climate Change. It will allow the State to issue standards related to the development of RER generation, electric vehicles and sustainable investments consistent with the Paris Agreement.

Legislative Decree No. 1394 modifies articles of the National Environmental Impact Assessment System Law (SEIA), and the Law creating SENACE. The objective is to strengthen the functioning of the competent authorities, in order to modernize and ensure a timely and efficient evaluation of environmental management instruments.

Legislative Decree No. 1451 modified article 122 of the Law of Electrical Concessions, which defines the criteria for restricting vertical or horizontal integration in the sector. The modification incorporates provisions for those cases of vertical integration that do not qualify as acts of concentration according to the regulations of the matter.

Supreme Decree No. 033-2017-EM, stipulates that the Enabling Regulations of the Electricity Wholesale Market, approved by means of Supreme Decree No. 026-2016-EM, come into force as of January 1, 2018.

Supreme Decree No. 040-2017-EM amended articles 95 and 96 of the Enabling Regulations of the Law on Electricity Concessions, related to operating the system in Exceptional Situations and with the information on the generating units as provided by the agents that imply operating inflexibilities; article 7 of the Enabling Regulations of the Electricity Wholesale Market with regard to assigning costs for operating inflexibilities; and Final Provision Sixteen of the Technical Standard of Quality of the Electricity Services with regard to the fact that no sanctions and/or compensations are applied in Exceptional Situations.

Supreme Decree No. 043-2017-EM amended: article 5 of Supreme Decree No. 016-2000-EM, stipulating that the generating companies that use natural gas as fuel must declare the single price of gas once a year, coming into force as of July 1, 2018, except for the first period of the declaration. The COES checks that the declared value is at least the result of applying a formula that considers the Contractual Daily Amount, the specific consumption, take or pay contracts and the price of the supply of natural gas, without including transportation and distribution.

Supreme Decree No. 005-2018-EM modifies several articles of the Regulations of the Wholesale Electricity Market, approved by Supreme Decree No. 026-2016-EM, are modified in order to specify aspects related to the participation, guarantee, default, elimination or exclusion of participants in the MME.

Supreme Decree No. 017-2018-EM establishes the Rationing Mechanism for situations that place at risk the supply of natural gas, understood as an “emergency”, which is the total or partial shortage of natural gas in the internal market, duly qualified by the Ministry of Energy and Mines.

Supreme Decree No. 022-2018-EM (modified by D.S. No. 026-2018-EM) modifies the Regulation of Electricity Supply Tenders, approved by Supreme Decree No. 052-2007-EM, in order to establish provisions on the procedure for the evaluation of proposals for modification of contracts resulting from tenders.

Non-Conventional Renewable Energy

•                      In Brazil, ANEEL holds auctions by technology considering the expansion plan set by the Empresa de Pesquisa Energética (“EPE”), the planning agency; so that the target amount set for non-conventional renewable energy capacity is met.

•                      In Colombia, Law No. 1,715 was enacted in 2014, which created a legal framework for the development of non-conventional renewable energy, in which guidelines for declarations of public interest, as well as tax, tariff and accounting incentives were established. As part of the implementation, the Ministry of Mines and Energy enacted Decree No. 2,469 in 2014, establishing guidelines for energy policy on supply of self-generation surpluses. In 2014, CREG published resolution 132 defining the methodology for determining the firm energy of the geothermic plants to be able to access the Reliability Charge. Likewise, CREG issued Resolution No. 24/2015, regulating high-scale self-generation activity, and the Mining Energy Planning Unit (“UPME”) issued Resolution No. 281/2015, establishing the limit for low-scale (equal to 1MW) self-generation.

In addition, CREG issued Resolution Nos. 11 and 212 in 2015, encouraging mechanisms to act in response of the demand. Likewise, the regulatory authority published resolution 61 of 2015 to determine the methodology for calculating the firm energy of wind farms in order to enable them to participate in the Reliability Charge scheme, which was recently amended by resolution No. 167 of 2017. The Ministry of Mines and Energy issued Law Decree No. 1,623 in 2015 that established guidelines on zone expansion policies, and Law Decree No. 2,143 that outlined the application of fiscal and tax incentives established in Law No. 1715. In 2016, the UPME issued Resolution No. 45/2016, establishing procedures for the request of certificates to support Sources of Non-Conventional Energy’s (FNCE in its Spanish acronym) projects and to obtain the list of goods and services exempted from duties or value added tax (“VAT”).

In 2017, CREG published Document 161 in which it set forth four alternatives for integrating Non-Conventional Sources of Renewable Energy (FNCER) into the generating capacity, including: i) Green bonus, ii) Long-term contracts pay for what is generated, iii) Long-term contracts of average energy, and iv) Long-term contracts pay for what is contracted.

In 2016, the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible or MADS) issued Resolution No. 1,283, which establishes the procedures and requirements for obtaining environmental certifications for new investments in projects for sources of non-conventional energy and the efficient management of energy, in order to obtain the tax benefits specified in Articles 11, 12, 13 and 14 of Law No. 1,715. Likewise, MADS issued Resolution No. 1.312/2016 that establishes referral terms for preparing Environmental Impact Study’s required for environmental licenses for sources of wind energy projects, as well as Resolution No. 1,670 of August 15, 2017 by which it adopted the terms of reference for the preparation of the Environmental Impact Study (EIA), required for the processing of the environmental license for projects using photovoltaic solar energy.

Additionally, the Ministry of Environment and Sustainable Development, through Decree 2.462 of December 28, 2018, establishes that only projects exploring and using alternative energy sources that come from biomass to generate energy with an installed capacity greater than 10 MW, excluding solar, wind, geothermal and tidal energy sources, will require an Environmental Diagnosis of Alternatives, or DAA.

Finally, the UPME, through Resolution 703 of 2018, states the procedure and requirements in order to get the certification endorsing the projects of Non-Conventional Energy Sources (FNCER), in order to get the exclusion benefit from ICA and the exemption from the tariff charge addressed by articles 12 and 13 of Law 1715 of 2014.

In February 2017, the Energy and Gas Regulatory Committee, through Resolution No. 243 of 2016, issued the methodology for calculating the Firm Energy of the Photovoltaic Solar Plants, necessary for this technology to be able to participate in the assignations of the Reliability Charge. This resolution was amended by Resolution No. 201 of 2017.

In September 2017, the Ministry of Mines and Energy issued decree 1543, which regulates the Non-Conventional Energy and Efficient Energy Management Fund, or FENOGE, whose purpose is to finance FNCER and efficient energy management programs, by fostering them, promoting them, stimulating them and incentivizing them, through the autonomous equity. Among others, programs and projects aimed at the residential sector of stratus 1, 2 and 3 may be financed in whole or in part both for implementing small-scale self-generation solutions and improving the energy efficiency by promoting good practices, equipment for the final use of energy, adapting internal installations and architectural remodeling.

The FENOGE Operating Manual, which contains aspects related to sources of financing, destination of resources, organizational structure, methodology for presenting and selecting projects and the execution process, was published recently by means of Resolution MME No. 41407 of 2017.

In February 2018, CREG Resolution No. 030 of 2018 was issued with simplified procedures to authorize the connection of Small Scale Distributed Autogenerators (less than 1 MW), Large Scale Autogenerators up to 5 MW and Distributed Generators (up to 0.1 MW) using Non-Conventional Renewable Energy Sources (NCRE). In the case of resources less than 100 kW, a procedure was defined by means of a registration form with the Distributor, without the need for connection studies which entails very short periods of review of the application (5 days), as well as testing and connection (2 days), which in all cases requires minimum technical conditions in terms of electrical protection and safety.

In March 2018, the Ministry of Mines and Energy issued Decree No. 0570 of 2018, by which the public policy guidelines for the contracting of Long-Term Energy are dictated. The objectives of the Decree are to strengthen the resilience of the generation matrix through risk diversification, promote competition and efficiency in price formation through new and existing projects, mitigate the effects of climate variability and change through the use of available renewable resources, strengthen national energy security and reduce GHG emissions, in accordance with COP 21 commitments. The Ministry of Mines and Energy, CREG, UPME, and other competent entities have a period of 12 months from the entry into force of the Decree to update the current regulations that allow planning, connection, operation, and measurement for the integration of electricity generation projects that are developed from the application of the mechanism.

Giving continuity to the mentioned Decree, the Ministry of Mines and Energy issued Resolutions 40791 and 40795 of August 2018, finalizing the construction cycle of the public policy that will allow to comply with the objectives of strengthening, complementing and diversifying the energy matrix of the country and establishing a historical milestone such as the launching of the first long term electric energy auction in the country. As a fundamental element of the issuance of these resolutions, a long-term energy auction is created that will allow, among others, the greater incorporation of renewable energies into the national energy system.

Through Resolutions 41,307 and 41,314 of December 2018, the Ministry of Mines and Energy officially called for the first auction of electricity for long-term contracting, which took place on February 26, 2019 which seeks to diversify, complement and boost the competitiveness of the energy matrix, making it more resilient to climate variability, contributing to the reduction of carbon dioxide emissions and guaranteeing the country’s energy security.

This process will award 1,183,000 megawatt-hours per year, through long-term average annual energy contracts valid for 12 years. The start date of the obligations of the assigned generation projects will be December 1, 2021.

The auction will only consider power generation projects whose initial date of operation is after December 31, 2017, which will be evaluated based on four criteria: resilience, complementary state of resources, regional energy security and reduction of CO2 emissions.

The Ministry of Mines and Energy will publish the minutes of the contract no later than the first week of January 2019, while the UPME, the entity responsible for the administration of the mechanism, will disclose the specifications and specific conditions for the auction on the same date.

This auction took place on February 26, 2019, but it did not result in the award of long-term contracts of annual average energy, because the indicators of the competition (concentration and dominance) were not exceeded as foreseen by the Energy and Gas Regulation Commission (CREG). The Ministry announced a second auction of energy would be held before June 30, 2019.

•                      In Peru, a target up to 5% has been set as the Non-Conventional Renewable Energy share in the country’s energy system. It is a nonbinding target and the regulatory agency, OSINERGMIN, holds differential quota tenders by technology and limited prices to help reach the goal.

In 2016, the Fourth Tender of Energy Supply with Renewable Energy Resources (“RER” in its Spanish acronym) for the National Interconnected Electricity System (“SEIN” in its Spanish acronym) was carried out. The tender was awarded to thirteen projects consisting of two biomass plants, two solar plants, three wind plants and six hydroelectrical plants, and will add 430.1 MW to the SEIN. The reference date for commercial operation of these RER generation projects of this tender is until 2020. The average tariffs per MWh awarded were: US$ 77 for biomass; US$ 37 for wind; US$ 48 for solar; and US$ 46 for hydro.

•                      In Argentina, on October 21, 2015, Law No. 27,191 for Renewable Energy was published, replacing Law No. 26,190. The new regulation postpones reaching an 8% share in the national demand of energy with renewable sources for generation to December 31, 2017 and establishes a second stage goal of reaching a 20% share in 2025 by establishing mid-objectives of 12%, 16% and 18% for the years ended 2019, 2021, and 2023. The enacted law creates a Fiduciary Fund (“FODER”) to finance works, grant tax benefits for renewable energy projects and establish exemptions for specific taxes and national, provincial and municipality royalties until December 31, 2025. The customers categorized as Large Users (>300 Kw) will comply on an individual basis with the renewable share goals, establishing that the price of contracts will not exceed US$ 113 per MWh, and setting sanctions for those not fulfilling the goals.

On March 30, 2016, Decree No. 531/16 was published and established the following formalities for the implementation of Law No. 27,191 and the modified Law No. 26,190:

•                      The Ministry of Energy and Mining (“MEyM” in its Spanish acronym) is the regulator authority.

•                      Generators/traders are allowed to enter into contracts requesting a demand equal to or more than 300 KW or with distribution companies acting on their behalf.

•                      CAMMESA will call public tenders to supply consumers with a demand of less than 300 KW.

•                      All CAMMESA’s purchases are guaranteed by the Fiduciary Fund (“FODER”).

•                      The FODER will be financed with funds from the Treasury and a specific fee will be applied to the demand supplied by CAMMESA.

•                      The energy goals must be fulfilled with renewable energy generated from power plants within the country.

•                      To use the tax benefits, it is necessary to have an authorized certificate of inclusion within the renewable energy regime.

The MEyM, CAMMESA and the Executive Committee will be responsible for establishing the methodology for determining fines for the non-compliance of goals, the use of the Fiduciary Fund (FODER) and tender specifications.

MEyM Resolution Nos. 71/2016 and 72/2016, both issued on May 17, 2016, as part of the implementation of Law No. 27,191 and Decree No.531/16, began the process of public tenders for contracts within the Wholesale Electricity Market of renewable energy under the so called “Programa RenovAr — Ronda 1” with a total requirement of 1,000 MW distributed as: Wind: 600 MW; Solar: 300 MW; Biomass: 65 MW; Mini-hydro: 20 MW; and Biogas: 15 MW.

The tender is structured with a maximum price for technology as established by the government. CAMMESA is the buyer of the energy with prices in US$ per MW (without indexation) and contracts for a 20 -year term.

A total of 123 offers with an aggregate 6,366 MW participated in the tender, of which 105 complied with the specifications (42 wind energy offers, totaling 2,870 MW; 50 solar energy offers, totaling 2,305 MW; 8 biomass and biogas energy offers, totaling 23 MW and 5 micro-hydro offers, totaling 11 MW. On September 30, 2016, after reviewing the economic offers, the results indicated that most of the offers were below the Maximum Tender Price established by the MEyM. The minimum price for wind energy was US$ 49 per MWh and US$ 59 per MWh for solar energy. Finally, the Ronda 1 of the Programa RenovAr awarded 29 projects for a total of 1,142 MW.

Subsequently, a new tender (“Ronda 1.5”) was carried out for Programa RenovAr, which awarded 30 projects with a total of 1,281.5 MW at an average price of US$ 54 per MWh (765.4 MW wind and 516.2 MW solar).

Finally, Programa RenovAr (Ronda 1 and 1.5) awarded 59 projects with a total of 2,423.5 MW at a weighted average price of US$ 57.44 per MWh. All of the Ronda 1 projects already signed their contracts and subsequently the same will be done with the Ronda 1.5 contracts.

On August 17, 2017, by means of MEyM Resolution No. 275-E/2017 The National and International Open Call for Bids was made to interested parties in bidding for contracting, in MEM, electrical energy from renewable sources of generation within the framework of “Programa RenovAr (Ronda 2)”. The idea is to award 1,200 MW

(550 MW wind and 450 MW solar). The date for submitting the bids is October 19, 2017, and the award will be made on November 29, 2017.

Subsequently via Resolution No. 473/2017, the qualified, but unsuccessful projects, were invited following the original order of merit until an additional number equivalent to 50% of the original call for bids was filled.

In all, for Ronda 2 of the Programa RenovAr, 88 projects for 2,043 MW were awarded in 18 provinces at an average price of US$51.5 per MWh.

Furthermore, on August 18, 2017, MEyM Resolution 281/2017, stipulating the regime of the Market of Electrical Energy from Renewable Sources was published. Subsequently, various administrative aspects were regulated by means of provision No. 1/18 of the Undersecretariat of Renewable Energy.

In September 2018, the Undersecretary for Renewable Energies presented Round 3 of the Programa RenovAr, known as MiniRen, whose main characteristic is the use of the capacities available in medium voltage networks and the promotion of regional development in Argentina.

The RenovAr MiniRen program offers 400 MW of power throughout Argentina, to be connected to medium voltage networks of 13.2 kV, 33 kV and 66 kV. The maximum allowed power per project is 10 MW, while the minimum is 0.5 MW.

In regards to the contractual part, the awarded projects will sign an electric power supply contract (PPA) with CAMMESA, in the same way as in the previous rounds, and an agreement to adhere to the FODER to guarantee 3 months of invoicing for the contracted projects.

The schedule for Round 3 began in October with the publication of the specifications, and will continue from March 2019 with the period for submitting bids, the process of qualification, award and signing of contracts that will end in July 2019.

On the other hand, from Round 2 a total of 82 projects were signed for 1,969.1 MW out of 88 awarded projects. The Secretariat of Energy of the Ministry of Finance reported that the period for signing contracts for the supply of renewable electricity had ended.

Limits on integration and concentration

In general, all of the countries have legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulators allow the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. In Argentina and Colombia, there are specific restrictions if generation or distribution companies want to become majority shareholders in transmission companies.

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Peru, integration is subject to the authorization of the Instituto Nacional de Defensa de la Competencia y Protección de la Propiedad Intelectual (“INDECOPI”), an antitrust authority that is able to establish commercial conduct. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities, although two criteria have been established for generating activity. One of these relates to participation limits depending on market concentration (HHI) and the size of the players according to their Firm Energy, and the other relates to pivotally conditions in the market depending on the availability of resources to meet system demand. In addition, Colombian companies created after the Public Service Law was enacted in 1994, can only engage in activities that complement generation/sales and distribution/sales. Finally, in Brazil, with the changes taking place in the power industry under Law No. 10,848/2004 and Decree No. 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment. However, regulatory approval is required for consolidations or mergers to take place between players operating within the same business segment.

Market for unregulated customers

In all of the countries where the Group operates, distributing companies can supply their customers under regulated or freely-agreed conditions. The supply limitations imposed on the unregulated market are as follows:

Country	kW threshold
Argentina	> 30 kW
Brazil	> 3,000 kW or > 500 kW (1)
Colombia	> 100 kW or 55 MWh-month
Peru	> 200 kW (2)

(1)             The >500 kW limit applies if energy is purchased from renewable sources, for which the government provides incentives through a discount on tolls.

(2)             On July 24, 2016, Supreme Decree No. 018-016-EM established that:

•                      the demand of customers that can choose between regulated and unregulated markets (those clients with a demand between 200 kW and 2,500 kW) is measured by each point of supply;

•                      regulated customers whose demand is over 2,500 kW, will remain as regulated customers for one year; and

•                      customers whose demand at each point of supply is more than 2,500 kW are classified as unregulated customers.

b)                 Tariff Revisions:

General Aspects

In the countries where the Group operates, selling prices charged to clients are based on the purchase price paid to generators plus a component associated with the value added in distribution. Regulators set this value periodically through reviews of distribution tariffs. As a result, distribution is essentially a regulated activity.

Argentina

In Argentina, the first review of Edesur’s tariffs scheduled for 2001 was cancelled by the authorities due to the country’s economic and financial crisis, and tariffs were frozen starting with that year. Edesur’s tariff restructuring started in 2007 with the enforcement of the “Acta Acuerdo,” or Agreement Act. The last tariff adjustment made to date went into effect in 2008 (with a positive effect on the added value distribution, or VAD), when tariffs were adjusted for inflation (applying the cost monitoring mechanism, or MMC, provided for in the Agreement Act).

In November 2012, ENRE passed Resolution No. 347 authorizing a fixed charge to be added on invoices which differs for various categories of customers. This charge will finance infrastructure works and corrective maintenance through a trust (FOCEDE). Additionally, in July 2012, the ENRE appointed an observer in Edesur; the appointment is still in effect, although this does not imply loss of control of the company.

SE Resolution No. 250/13 was published in May 2013 authorizing compensation for Edesur’s debt corresponding to revenues originating from the application of the Program for the Rational Use of Electricity (PUREE) until February 2013, with a credit in its favor from recognition of the MMC for the six-month periods between May 2007 and February 2013. In addition, the SE Resolution No. 250/13 instructed CAMMESA to issue in Edesur’s favor what are termed as Sales Settlements with Unspecified Due Dates for values exceeding the compensation mentioned above, and authorized CAMMESA to receive these settlements as partial payment of Edesur’s debt.

Subsequently, SE Resolution No. 250/13 was supplemented and extended to December 2014 by SE Nos. 6852, 4012, 486 and 1136. The accounting effects of these compensations positively affect the company’s financial results. However, to date, the Comprehensive Tariff Review included in the Renegotiation Agreement Act is still pending in order to adapt revenues to Edesur’s costs and obligations.

On March 11, 2015, the Secretary of Energy issued Resolution No. 32/2015, which among other things: (i) approved a transitory revenue increase for Edesur as of February 1, 2015 to pay for the energy acquired from the electricity market, salaries and assets and services supply; such increase, on account of the Integral Tariff Review (“RTI” in its Spanish acronym), arose from the difference between a theoretical tariff framework and the tariff framework in force for each category of user, according to the calculations of the Ente Nacional Regulador de la Electricidad (“ENRE”), and will not be converted into a tariff, but instead will be satisfied with transfers from CAMMESA to Edesur with Argentine National Government funds; (ii) provided that as of February 1, 2015, the funds from the PUREE will be considered part of Edesur revenues, also on account of the RTI; (iii) confirmed the procedure for the Cost Monitoring Mechanism (“MMC”) through January 31, 2015; and (iv) instructed CAMMESA to issue LVFVD in amounts determined by ENRE as a result of higher salary costs for Edesur due to the application of Resolution No. 836/2014 of the Secretary of Labor. In addition, Resolution No. 32/2015 allowed payment plans to be defined for the payment of remaining balances with the Wholesale Electricity Market (“MEM”) and instructed ENRE to initiate actions prior to the RTI process. As a consequence of the above, during the year ended December 31, 2015, revenues of US$ 538 million were recognized, which are presented in the statement of comprehensive income as follows: for point (i), US$ 405 million under “Other operating income” and ThUS$ 984 under “Financial income”; for point (ii), US$ 51,889 million under “Revenues” (Energy Sales); for point (iii) US$ 17 million under “Other operating income”; and for point (iv), US$ 62 million under “Other operating income”.

Although SE Resolution No. 32/2015 represented the first step towards an improvement in the economic situation of Edesur, it anticipates that investments will still be financed with mutual loans with CAMMESA. Mechanisms for the payment of remaining balances with MEM are still pending, as well as, revenue updates from increases in operational costs. On the other hand, tariffs have remained frozen since 2008.

On December 16, 2015, the National Executive Branch enacted Decree No. 134/2015, which declared a state of emergency for the National Electricity sector through December 31, 2017, and instructed the newly created Ministry of Energy and Mining (“MEyM” in its Spanish acronym) to prepare and implement a national program to improve the quality and safety of the electrical supply and guarantee that it is provided under the best technical and economic conditions.

In following with those instructions, on January 27, 2016, MEyM Resolution No. 6/2016 was published, which approved the Summer Quarterly Re-Scheduling (February 2016 — April 2017) tariffs for the MEM that are determined based on the “Procedures to Schedule the Operations, Dispatch of Generation Units and Pricing”. The tariffs consider a reduction in tariff subsidies and differentiate pricing schemes for those residential customers saving energy, and a new social tariff. This resolution is a significant step in the process of reconstructing the payment chain in the electric market.

In addition, on January 28, 2016, MEyM Resolution No. 7 applicable specifically to Edesur S.A. and Edenor S.A. was published, instructing the ENRE to adjust, through the RTI, the value added from distribution (“VAD”) in the tariff tables for energy distribution companies, by using the Transition Tariff Regime. MEyM Resolution No. 7 further instructed that a social tariff be applied instead of PUREE to the population of consumers falling under the criteria defined by the resolution. Finally, the resolution instructed that all necessary procedures be carried out to apply the RTI to energy distribution companies before December 31, 2016.

On January 29, 2016, ENRE issued Resolution Nos. 1 and 2 to return to Law No. 24,065 and normalize the electricity sector that was claimed by Edesur’s representative’s multiple times. Resolution No. 1/2016 established the new tariff table to be applied to each type of customer as of February 1, 2016 and in accordance with the guidelines of MEyM Resolution No. 7/2016, as well as, the new rules on supplying for streamlining with monthly invoicing. Resolution No. 2 terminated FOCEDE, which was created on January 31, 2012, and created a new mechanism for funds collected through Resolution No. 347/12 that are now deposited to a bank account authorized by the Argentine Central Bank instead of a fiduciary fund.

On April 5, 2016, the Secretary of Energy issued Resolution Nos. 54 and 55. Resolution No. 54 approved the tender specifications expected to be granted on May 27, 2016, for contracting an advisor for the RTI of Edesur. Resolution No. 55 approved the RTI program for 2016, which defined the criteria and methodology that Edesur must follow to perform its tariff studies. To prepare tariff proposals, the ENRE defined target quality parameters and the managing criteria to be used by Edesur, as well as the internal rate of return to be used in the calculation of their distribution cost.

On August 8, 2016, as part of the tariff renegotiation process, ENRE issued Resolution No. 463/2016, establishing the quality parameters for technical services and the value of costs for non-supplied energy required to complete the RTI.

Likewise, on August 29, 2016, ENRE issued Resolution No. 492/2016, establishing the quality parameters for commercial services and technical products. This resolution contains economic parameters for compliance with terms and time reductions for re-establishing energy supplies.

On August 30, 2016, ENRE stated that the Internal Rate of Return would be 12.46% pre-tax and 8.10% after tax.

Edesur submitted reports requested under ENRE Resolution No. 55/2016. On September 1, 2016, it submitted the reports “Red Ideal” and “Plan de Inversiones Plurianuales”, and on September 6, 2016, it submitted reports related to the basis and criteria for (i) operating costs; (ii) requirements for revenues and tariff calculations; (iii) tariff structure and transferring of costs to wholesale consumers; (iv) the mechanism for updating its own distribution costs; and (v) results and its economic-financial model.

On September 28, 2016, ENRE through Resolution No. 522/2016, summoned a public audience for a hearing on October 28, 2016, to notify and allow comments on tariff proposals presented by distribution companies for the next five-year period; this is part of the Comprehensive Tariff Review Process and prior to the definition of tariffs applicable by the distributors in such five-year period.

On December 30, 2016, ENRE issued Resolution No. 626, which approved the document titled “Final Resolution Public Audience” (Resolución Final Audiencia Pública, in Spanish) prior to defining the tariffs to be applied. Likewise, it transferred to the MINEM’s Undersecretary for Coordination of Tariff Policy (Subsecretaría de Coordinación de Política Tarifaria in Spanish) the topics discussed at the hearing that fall within the purview of that regulatory body.

The resolutions that contain the new Tariff Tables and Tariff Regime were issued in February 2017.

On February 1, 2017, ENRE issued Resolution No. 64/2017, which finalized the RTI and that as a result of it establishes the annual remuneration recognized to Edesur S.A. in the sum of Arg$14,539,836,941 (ThUS$944,448).

In connection with the new tariff structure and charges, MEyM instructed ENRE to limit the VAD increase as a result of the RTI process to be applied as of February 1, 2017 to 42% as compared to the VAD currently in effect. The application of the remaining VAD increase would be made in two stages: the first stage in November 2017 and the second stage in February 2018.

In addition, it instructed ENRE to compensate Edesur S.A. and Edenor S.A. for the difference in VAD as a result of the gradual application of the tariff increases in the RTI, in 48 installments beginning on February 1, 2018, which will be incorporated to the VAD determined on that date.

The new regulation also sets the method for updating the revenues of distribution companies based on fluctuations in economic prices, and all other matters related to service quality and supply requirements.

Upon setting the distribution tariff tables, including the instruction of the MEyM, and the provisions of SEE Resolution No. 20/2017 on seasonal prices from invoicing effective February 1, 2017, the temporary tariff stage of Edesur and the Agreement Act were finalized. Consequently, Edesur will be ruled by the terms stated in its concession contract.

In compliance with the requirements of Article 29 of ENRE Resolution No. 64/17 (Physical follow-up of the works plan), on March 20, Edesur sent a note Ratifying the Investment Plan reported at the proper time for the RTI (in physical terms). It also specified the possibility of adapting it in the future in the event of any changes in the demand. And the need for a prompt resolution of the Liabilities and Assets in order to expedite access to financing for compliance purposes.

Likewise, according to the Law of Administrative Procedures, on March 20, 2017, Edesur S.A. formally filed an appeal with ENRE containing its questioning of ENRE Resolution 64/17, which basically were focused on the treatment of easements, some optimization criteria in defining the capital base, the treatment for recognizing certain tax burdens and objections to the quality regime. We stress the fact that whether the observations and petitions for clarification are accepted or rejected by the regulator will not significantly alter the RTI.

On July 26, 2017, ENRE issued its Resolution 329/2017, which defines the procedure for invoicing the deferred income established in ENRE Resolution 64/2017 (Article 4), specifying that “…The amount owed corresponding to each rate category will be the sum of the accrued monthly values recognized per rate category…”; establishing the certainty of collection when recalculating, each year, the unrecovered amount owed, deducting the amount actually received from the initial amount owed, and recalculating the remaining installments so as to cover the rest of the amount owed; and the mechanism for updating it, specifying that “…Charges so calculated will be adjusted, as components of the CPD, as stipulated in the ‘trigger clause’ and in the ‘Adjustment Mechanism’ …”

On May 17, 2017, Law 27351 on ELECTRICITY-DEPENDENTS was ratified; it stipulates the gratuity and continuity of the electricity supply, together with the priority of attention, for those people who, due to health problems, require a constant supply of electricity at adequate voltage levels to be able to provide power to the medical equipment prescribed by a registered doctor and which is necessary to prevent risks to the person’s health or life. In this context, on July 26, 2017, by means of ENRE Resolution 292, that regulatory agency stipulated the gratuity of the service and the cost of the connection for this category of users of Edenor and Edesur. Along these same lines, on September 25, 2017, the Ministry of Health, via Resolution 1538-E, created the “Record of Electricity-dependents for Health Reasons”. With the regulations of the operating questions in order to guarantee the continuity of the supply still to be determined at this date, the compensation for the distribution companies (Law 27351 ARTICLE 11. The Executive will designate the authority to apply this law and will allocate the necessary budget items to comply with its purposes), and the limits of liability of the players involved.

On November 1, 2017, ENRE published Resolution 525 partially sustaining the Appeal for Reconsideration of Judgment filed by Edesur against ENRE 64/2017, accepting its points about the treatment of easements and requesting the company to remit its annual easement regularization plan to be implemented in the period 2017/2021 within sixty days of this notification, and likewise with regard to recognition of the CAMMESA expenses, rates and others that must be present in any future ex-post adjustments and minor modifications to the quality regime and other recognitions.

In an unprecedented event, on October 27, 2017, ENRE, in compliance with resolution of the Ministry of Energy and Mines No. 403 of October 26, 2017, by means of resolutions 526 and 527, summoned a Public Hearing on November 17, 2017. It would address in first place the new reference prices for power and energy and the references prices for power and stabilized reference prices for energy for distribution companies in each one’s equivalent node, for the Summer Seasonal Period of 2017-2018; electrical energy savings incentives plan; welfare rate and distribution methodology, between the requirement of the MEM, the cost represented by the remuneration for transporting extra high voltage electrical energy and between the requirement of the respective region, and that corresponding to transportation by trunk line distribution. And, in second place, report the impact that the measures that the Ministry of Energy and Mines will have to implement as a result of the Public Hearing summoned by that Ministry via MEyM Resolution 403/2017 will have on the bills of the users of the distribution companies, with regard to the prices of the MEM, the withdrawal of electrical energy transportation subsidies and the criteria for distributing the remuneration of the Transportation Companies among the users of the transportation that this Agency resolved when the Comprehensive Rate Review of Electrical Energy Transportation was performed.

As a result of this, on December 1, 2017, via Resolution 602, ENRE resolved to approve the new values of the Own Distribution Cost of Edesur, by applying the mechanisms provided for in the RTI. At the same time, it issued the Rate Tables reflecting the Seasonal Prices (generation and transportation) contained in the resolution of Secretariat of Electrical Energy No. 1091 of 2017, as well as the new Welfare Rate subsidy tables and bonus for savings in consumption for residential users. As a continuation of the same event, on January 31, 2018, the ENRE approved the new values effective as of February 1, 2018. These tables include a new reduction of wholesale price subsidies, taking it up to a value of 90% of the seasonal price operated in 2017. In addition, they maintain the subsidies to the social rate and a bonus of the stimulus plan, for reduction of the smaller power consumption.

Regarding the Distribution Added Value component, the third installment of the Distribution Cost Increase corresponding to the RTI, the proportional part of the deferred revenue, the Cost Monitoring Mechanism was included in this rate schedule corresponding to the period and the application of the Efficiency Factor. Reflecting, the latter, the compliance by Edesur of the Investment Plan committed in the RTI whenever the expected value was reached.

In this way, the Edesur rate reaches Ar$2.2828 per kWh without taxes as of February 1, 2018. In parallel and in order to resume the normal structural conditions, the Argentine National Government decided not to extend the validity of the Electric Emergency Law (valid until December 31, 2017) and the Economic Emergency (effective until January 6, 2018).

On the other hand, on April 17, 2017, the MEyM issued a note which instructs the Secretariat of Electric Energy (SEE) to determine within 120 working days if there are pending obligations of the Agreement and the treatment to be granted, and to issue a final resolution report during the following 30 days. For these purposes, the SEE requested that Edesur, ENRE and CAMMESA provide the pertinent information.

During December 2017, the MEyM presented its proposal and criteria to consider the treatment of regulatory liabilities. In this proposal, the MEyM clarifies that it accepts to cancel the commercial debt for the purchase of energy from CAMMESA, the fines destined for the State and the difference in the penalties for adjustments applied according to the interpretation of the ENRE. While sanctions for users are applied to additional investments with funds from the State and the debt with CAMMESA for mutual loans and pre-existing sanctions to the Agreement for users, the company should pay them.

With respect to the procedure initiated on December 28, 2017, the MEyM issued another note by which communicated to CAMMESA that the Argentine government is responsible of the obligations that Edesur maintains with CAMMESA for the purchase of electric power in the MEM. This procedure is in accordance to article 15 of Law No. 27,341 by which Edesur must comply with the determination that the MEyM will make regarding the outstanding obligations in relation to the Act Agreement and prior withdrawal of any administrative, arbitral or judicial claim against the Argentine government.

On December 29, 2017, Edesur agreed to the terms of this note.

Likewise, the Company must agree to the determination that the MINEM will make of the obligations pending compliance with the Agreement Act and of the conditions and modalities contemplated for the compensation of such obligations and of the obligations mentioned in this paragraph, prior waiver of any administrative, arbitral or judicial claim against the National State related to the application of the Agreement Act. In the absence of such agreement, the assignment of debt shall be null and void.

To date, drafts have been exchanged with the MEyM, obtaining improvements in terms of terms and rates, leaving elements for final consideration. As of the date of issuance of these financial statements, said process has not been completed.

On March 7, 2018, through Decree PEN 187/18, the National Executive Branch published the new organizational chart of the MEyM. And, subsequently, by means of resolution 64/2018 of the MEyM, the functions of the Ministry of Electricity were transferred to the new Sub-Secretary of Electric Power.

On April 25, 2018, the ENRE issued resolution No. 119 which, making use of the figure of “Extraordinary Affectation of the Rendering of the Service” established in the RTI, instructed Edesur to pay compensation to residential users (T1R tariff) for interruptions between March 1 and 6, 2017 (6 days) and between July 14 and 20, 2017 (7 days), whose interruptions were of a duration greater than or equal to 20 hours. This compensation amounted to 49 million pesos.

During May 2018, the Law on Reasonability in Public Service Rates was debated, seeking to bring them back to the value they had in November 2017 and that their update is not greater than the salary variation. The bill was approved by the Chambers of Deputies and Senators and then vetoed on June 1, 2018 (published in Official Gazette) by President Macri.

Also on May 31, 2018, ENRE issued Resolution 0170 which resolves to approve the sanctioning regime for departing from the Investment Plan presented by the distribution companies at the time of the RTI. This resolution is being appealed in view of the fact that it introduces a modification to the current Concession Contract.

Finally, on June 16, 2018, the national government announced the replacement of the Ministers of Production and Energy. Mr. Dante Sica was appointed as Minister of Production and Mining and Mr. Javier Iguacel as Minister of Energy. Mr. Iguacel was previously to be in charge of the National Roads Agency. He is an oil engineer who graduated from the Instituto Tecnológico de Buenos Aires (ITBA) with a vast experience in the oil industry.

These changes are added to the departure on June 14, 2018 of the president of the Central Bank Mr. Federico Sturzenegger, who was replaced by Mr. Luis Caputo, and the elimination of the Ministry of Finance by incorporating it into the Treasury Department.

On July 19, 2018, ENRE issued Resolution 0199, which elevates the quality control of the current Commune/Districts to MT Feeder. It penalizes deviations of 2, 3 or more times over the theoretical indicators that would correspond to each feeder to comply with the objective quality level of the RTI. It is applicable when 100 or more customers are affected, for values of 300 kWh and 600 kWh per user. Valid from Semester 45 (September 2018-February 2019). To date, the new regulations have been analyzed jointly with the legal and technical areas and an appeal has been filed.

On July 30, 2018, within the framework of the Ministry of Energy’s intention to gradually increase tariffs, a commitment was signed between MINE and Edesur whereby Edesur will receive 50% of the increase corresponding to the adjustment mechanism foreseen in the tariff as of August 1, receiving the remaining 50% in 6 installments adjusted as of February 1, 2018 and maintaining the Agreed Investment Plan in the RTI.  The same commitment was also signed by Edenor simultaneously.

On the other hand, MINE formally committed itself to promote the Approval (by the Attorney General’s Office and SIGEN) and the subsequent signing of the Agreement for the Solution to the Regulatory Assets and Liabilities corresponding to the Contractual Transition period. It also undertook to move forward with the signing of a new

Addendum to the Framework Agreement (collective supplies from underprivileged neighborhoods) in accordance with the proposals made by Edesur.

In addition, verbally, it undertook to resume negotiations for the approval of the Resolution associated with the Remuneration of the Sub-transmission provided by Edesur (PAFTT) and pending in the RTI.

Under the agreed commitment, on August 1, 2018, 50% (7.925%) of the increase corresponding to the August 2018 application of the MMC to Distribution Added Value was applied. Together with this increase continued the intention of elimination of subsidies to the wholesale price of energy, which had been delayed by the devaluation of June and July. With an increase of almost 50%, this led to the price of the Distributors’ Large Users (demand greater than 300 kW-months) at approximately Ar$2,700 per MWh and the rest of the distributors’ demand at approximately Ar$1,400 per MWh. In addition, the ex-post adjustments were applied corresponding to the reimbursement of the AT Transportation costs of the previous Tariff Schedule (modification of regulations) and to the amounts recognized as compensation for the Debit/Credit tax and the Safety and Hygiene Rates.

On the other hand, MINE used this occasion to modify the TOPES to the Social Rate (maximum % of invoicing with respect to a normal residential customer), thus reducing the subsidies to this rate and the distortions caused in this concept to Distributors that are still pending solution and analysis by ENRE. Regardless of which, the resolution was appealed on August 13, 2018.

On August 23, 2018, the ENRE, through Resolution 222, rejected the appeal filed by Edesur against the sanctioning regime for deviating from the Investment Plan presented in the RTI and published on May 31, 2018. In turn, on September 5, 2018, Edesur filed a new Subsidy Appeal against said resolution.

As for the Agreement for the solution of the Regulatory Assets and Liabilities, beyond the delay in the deadlines, the administrative advances for the definitive signature of the agreement continue to be fulfilled. The Undersecretary of Electric Energy having requested, in the last week of September 2018, both ENRE and the companies involved, the necessary information to be submitted to the National Attorney General’s Office and SIGEN.

Also, on September 18, 2018, the 2019 Budget Bill entered Congress with a primary deficit of zero foreseen for that year., and on September 25, 2018, the economist Mr. Guido Sandleris was appointed as president of the Central Bank, replacing Mr. Luis Caputo.

On the other hand, last November 1, 2018, the National Executive Power published Decree 986/2018 which seeks to achieve the installation of a total of 1,000 MW of power within 12 years. In order to obtain the connection authorization, the user must comply with a series of requirements established by the Application Authority, which will also establish the requirements for the technical and safety evaluation that the Distributor must perform on the distribution network, the distributed generation equipment and related devices.

Returning to the scope of electrical distribution, on December 10, ENRE published Resolution 318/2018 in which it approved the methodology and updated the values of remuneration for the sub-transmission service (PAFTT) offered among the distributors Edesur, Edenor and Edelap, effective as of March 6, 2017. This was pending in the Comprehensive Tariff Review. This mechanism makes it possible to remunerate operation and maintenance costs, as well as the recognition of the corresponding losses and the transfer to the tariff of the costs incurred by Edesur for this concept. The net accumulated to date represents for Edesur income of approximately 60 million Argentine pesos (approximately ThUS$1,500).

Additionally, by means of Resolution No. 366 of the Secretariat of Energy of December 27, 2018, announced that the new supply cost is approximately 68 US$/MWh, which is 13% lower than the one established in August 2018 due to the improvements in the gas contracts obtained by CAMMESA and the decrease in the international price of oil. On the other hand, the future Seasonal Prices to be transferred to the end users’ tariff continue with subsidy reductions foreseen by the authorities going from around 30% in February to 15% subsidy in August 2019. However, these prices translated into local currency mean an initial increase of 26% in February 2019 and subsequent increases of 6% in May and August 2019.

It is the Government’s intention to report all tariff changes during the month of January in order to prevent the issue from seeping into the electoral campaign for the October presidential election.

For Edesur, increases in VAD are expected to be granted in March and December 2019, similar to what happened in 2017 (also an election year). As in this opportunity all deferrals will be recognized and updated to the date of application.

Additionally, on January 7, 2019, through Decree No. 28 of the National Executive Power, Mr. Gustavo Sebastián Lopetegui was appointed official in the position of Minister of Energy as a result of the resignation of Mr. Javier Iguacel, subsequent to the press conference in which the expected tariff increases were communicated.

On December 4, 2018, the 2019 Budget Bill 27,467 was passed, which included in its article No. 124, and as part of the negotiations for its approval, the administrative transfer of the control and outlays with respect to subsidies to the Social Rate from the National State to the Autonomous City of Buenos Aires and the Province of Buenos Aires from January 1, 2019.

Accordingly, on February 28, 2019 a first Agreement of Jurisdiction Transfer was signed between the Secretariat of Government, the ENRE, the Autonomous City of Buenos Aires and the Province of Buenos Aires. This contract became effective on March 1, 2019. The following points are included:

•                      A bipartite Control entity will be created. During the transition period, the current ENRE will remain operating.

•                      The Autonomous City of Buenos Aires and the Province of Buenos Aires will enact the Social Rate with their own resources (from January 1, 2019).

•                      The National State undertakes to provide solutions to the pending claims of Edenor and Edesur Distributors (A&P, Framework Agreement and Social Rate until December 31, 2018).

•                      A Cut-off Audit will be conducted for economic-financial, operating and technical subjects.

On February 26, 2019, through Decree PEN 150/2019, the Public Accountant Mr. Juan Antonio Gerade was appointed as Secretary of the Renewable Resources and Electric Market Secetariat under the Energy Government Secretariat of the Ministry of Finance. He had been Edenor and Edesur Control and Planning Director in the 1990s and 2000s, as well as Director of the ENRE between December 2015 and June 2016.

On February 1, 2019, ENRE Resolutions 24/2019 and 26/2019 were published in the Official Gazette. The former approved the values of the Rate Table in effect as from the invoicing corresponding to the reading of meters after midnight February 1, 2019 according to the increases in the Energy Stabilized Price and the Reference Price of power, as set by Resolution SGE 366/2019. Also the FNEE increase is included, from Ar$15.5 per MWh to Ar$80 per MWh, while the AT Transport Cost had no changes. The second resolution (res. 26/2019) approves the new values of the Distribution Own Cost in effect as from the same period as the first one (February 2019), stating that they will be applied from March 1, 2019.  With the increase of VAD in February 2019 the MMC variation is included for the period August 2018 to February 2019 of 23.57%, the X factor of -5.42% and the Q factor (investments) of 1.74%. This last value involves an overage in relation to the guideline already set in RTI, which was of 1.58%.  Additionally, the recovery corresponding to the 50% deferral of VAD increase is incorporated, which should have occurred in August 2018 (7.93%), as well as the deferral of one month of this last increase (from February to March 2019). With the increases given, the VAD defined by the RTI has become regulated.

In relation to the Social Rate that was no longer funded by the National State from January 1, 2019, both the Autonomous City of Buenos Aires and the Province of Buenos Aires undertook the commitment of continuing with the system in effect through notes NO-2019-01998408MEFGC and NO-2019-00281203-GDEBA-DPSPMIYSPGP (January 7 and January 4, respectively) also stating the origin of the funds for such a purpose (CABA Law 6,608, PBA art. 103 of Law No. 15,078).  This is why ENRE instructs Edesur to keep the application of the Social Rate, including Maximum Amounts through notes

NO-2019-02728808 and its supplementary note NO-2019-06075459, in reply to our note GAL 832 as of December 28, 2018.

On March 11, 2019 coinciding with the maturity of CAMMESA’s purchase invoice of Electric Energy, the subsidy for the Social Rate has been collected, as well as the maximum amount of the Social Rate for January. The process was carried out by offsetting in the purchase invoice the amounts transferred by the City of Buenos Aires and the Province of Buenos Aires from the Information of the Purchase Statement to CAMMESA and of the maximum amounts reported by ENRE.

Brazil

In Brazil, there are three types of tariff adjustments: i) Ordinary Tariff Reviews (“RTO”) which are conducted periodically in accordance with the provisions in the concession contracts (in Enel Distribución Ceará and Enel Distribución São Paulo every 4 years and in Enel Distribución Río and Enel Distribución Goiás every 5 years); (ii) Annual Adjustments (“IRT”) since Brazil, unlike other countries, does not automatically index its tariffs to inflation; and (iii) Extraordinary Reviews (“RTE”) when important events have occurred that may affect the financial situation of the distributors.

In September 2012, the government approved Temporary Measure 579, one purpose of which was to reduce certain electricity tariff taxes and special charges paid by the final user, which will be paid in the future with the state budget. In January 2013, the Temporary Measure became Law 12,783, giving rise to Extraordinary Tariff Reviews that resulted in tariffs dropping an average of 18% throughout the country. This reduction affected Enel Distribución Río S.A. and Enel Distribución Ceará S.A. from the end of January 2012 to April 2013 (when the respective annual readjustments went into effect).

In April 2014, ANEEL finalized its periodic tariff review of Enel Distribución Río S.A. for the 2014-2019 period with retrospective effect on March 15, 2014.

On March 1, 2015, through Resolution No. 1858/2015, Enel Distribución Ceará S.A. had an extraordinary review when its rate increased by 10.28% for purposes of face the increases in charges (Energy Development Account - CDE) and the costs of energy purchase.

The last periodic tariff review of Enel Distribución Ceará S.A. was made in 2015 (the first of our distribution companies using the new fourth tariff cycle technology) for the 2015 — 2019 period, effective beginning on April 22, 2015. Such review was provisional as the methodologies of tariff review were not approved in time. The additional average increase in tariffs was 11.69% as approved under Resolution No. 1882/2015.

Enel Distribución Ceará S.A. will begin to use the fourth tariff cycle methodology in its tariff review in March 2019; however, in March 2015 it has a final average increase of 37.3% (Resolution No. 1.869/2015) essentially due to increases in Section A.

Finally, still in the scope of the fourth tariff cycle, on November 17, 2015, Chapter 2.3 of the Tariff Review Procedures related to the determination of the Basis for Remuneration was approved, under which a Database of Referential Prices was created to value certain variables of the basis for remuneration in the upcoming tariff reviews.

ANEEL approved the results of the first periodic review of Enel Cien S.A. (formerly named CIEN S.A.). Beginning on July 1, 2015, the tariffs decreased 7.49%, as approved by Resolution No. 1.902/2015.

On March 8, 2016, ANEEL approved the tariff adjustment of Enel Distribución Rio (formerly Ampla). Beginning on March 15, 2016, the tariffs were adjusted by an average of 7.38% for all of its customers (7.15% for low voltage consumers and 7.89% for high voltage consumers).

ANEEL, through Resolution No. 2.061 dated April 12, 2016, approved the final results of the fourth periodic tariff review (“RTP”) of Enel Distribución Ceará S.A., which were included in the 2016 adjustments.

ANEEL, through Resolution No. 2.065 dated April 19, 2016, approved the energy tariffs of Enel Distribución Ceará S.A. as a result of the 2016 tariff adjustments. The average increase in tariffs to consumers was 12.97%.

Colombia

CREG is the entity that defines the method by which distribution networks are paid. Distribution charges are reviewed every five years and updated monthly according to the Producer Price Index (“PPI”). Currently, these charges include the new replacement value of all operational assets, the Administration, Operation and Maintenance (“AOM”) and non-electrical assets used in the distribution business.

In Colombia, the current distribution charges for Codensa were published by CREG in October 2009.

The current review of regulated distribution charges began in 2013 with the publication of the assumptions for the remuneration methodology proposed by CREG Resolution No. 43 dated 2013. These assumptions were complemented by the development of the Purposes and Guidelines for Compensation of the Distribution Activity for the period 2015-2019 in CREG Resolution No. 79 dated 2014.

In February 2015, CREG issued a proposal for Resolution No. 179 of 2014, which proposed a methodology for remunerating distribution activity. The methodology is based on a regulated revenue scheme. Annual revenues are determined using a Regulated Net Assets Basis (“BRA”) and a rate of return (to be defined in separate resolution). Also, it included an annual revenue for incentives to investments and expenditures efficiency and quality improvements.

Additionally, CREG issued Resolution No. 95 dated 2015, which defined a method for calculating the regulated remuneration tariff (“WACC”) for electricity transmission and distribution, as well as for natural gas transportation and distribution.

In February 2019, CREG published CREG Resolution No. 016 of 2019, modifying the return rate for the activity of electric energy distribution approved in CREG Resolution No. 016 of 2018, in response to the aforementioned methodology.

In February 2018, CREG published Resolution No. 015 of 2018, which definitively decides on the Distribution Remuneration Methodology for the new tariff period, which determines the remuneration over the existing asset base, the presentation of investment plans, the remuneration of operating and maintenance expenses and defines ways to decrease losses and service quality.

Subsequently, as a result of the comments sent by the agents in July 2018, CREG Resolution No. 085 of 2018 was issued by which some provisions of CREG Resolution No. 015 are clarified and corrected. It is expected that by 2019, according to the indicative agenda of the CREG, the new charges that were requested from the regulator in accordance with the aforementioned methodology will be approved.

In September 2018, CREG published Resolution No. 114 of 2018, by which it determined the general principles and conditions that must be met by the mechanisms for the marketing of electric energy in order for its prices to be recognized in the component of costs of energy purchases from the regulated user.

Peru

In Peru, the process for the determination of the distribution rate is carried out every 4 years, and is called “Value Added Distribution Fixation” (“VAD”). Exceptionally, the last process lasted 5 years, since one year was required to implement the last reforms approved in 2015 by Legislative Decree 1221.

In November 2017, the Terms of Reference for the cost studies that distribution companies submit to the regulator in order to begin the process of establishing the VAD for the period 2018-2022 were approved. In this regard, during 2018, the regulator reviewed the proposed cost studies, made observations, and the distribution companies supported technically their proposals.

Throughout 2018, the process of determining the VAD for Enel Distribución for the period 2018-2022 was carried out. At the end of this tariff process, in general, the annual revenues that the company received before the beginning of the process, which corresponded to the tariff period 2013-2017, are maintained.

It should be noted that the Peruvian regulation follows the theory of the efficient model company, so that in each regulatory period the efficient investment costs are established, as well as the standard operation and maintenance costs that will be recognized to each distribution company under the parameters and criteria defined by the Osinergmin (Regulatory Body). Prior to the reform approved by Law Decree No. 1221, the model company was set by typical distribution sectors, which in practice meant grouping the companies that in some cases had different characteristics; while as of this regulatory period, the efficient model company is built individually for each distributor with more than 50,000 clients.

5.                  NON-CURRENT ASSETS OR DISPOSAL GROUPS HELD FOR SALE OR HELD FOR DISTRIBUTION TO OWNERS AND DISCONTINUED OPERATIONS

5.1           Operation Central Rio Negro (CODENSA).

In October 2018, Codensa’s Board of Directors approved the start of the sale process of the Small Hydroelectric Power Plant PCH Rio Negro (the “Río Negro SHP”).

The Rio Negro SHP was received as a result of the merger with Empresa de Energía de Cundinamarca, or EEC, in 2016. Considering that Codensa was constituted after 1992, the restriction of vertical integration is applicable and therefore it cannot operate or commercially represent any generation asset. To date, the sale process has begun with the advice of an investment bank, Bancolombia, based on a schedule that finalizes the sale in 2019.

Taking into account the sale process and the provisions of IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations prior to classification as a non-current asset held for sale, the Rio Negro SHP has been recorded at fair value; the foregoing implied recognizing as of December 31, 2018 an impairment loss of ThUS$5,234, which was determined in accordance with the valuation made.

The non-current assets and liabilities held for sale as of March 31, 2019 and December 31, 2018 are presented below:

	3-31-2019 (Unaudited)	12-31-2018
	ThUS$	ThUS$

Property, plant and equipment	5,986	5,825
TOTAL NON-CURRENT ASSETS	5,986	5,825
Other non-current non-financial liabilities	3,940	3,835
TOTAL NON-CURRENT LIABILITIES	3,940	3,835

6.                  BUSINESS COMBINATION

6.1           ACQUISITION OF ENEL DISTRIBUCIÓN SAO PAULO S.A. (FORMERLY ELETROPAULO METROPOLITANA DE ELETRICIDADE DE SAO PAULO S.A.)

On April 17, 2018, the Company’s subsidiary Enel Brasil S.A., through its 100% owned subsidiary Enel Investimentos Sudeste S.A. (Enel Sudeste), launched a voluntary public tender offer all the shares issued by the Brazilian electric power distributor Enel Distribución Sao Paulo S.A. subject to the acquisition of more than 50% of such shares in order to obtain control thereof.

On June 4, Enel Sudeste received the approval of the Brazilian authority for Free Competition, or Conselho Administrativo de Defensa Econômica (“CADE”). On the same date, the success of the public tender offer and the acquisition of the initial auction was confirmed, which was perfected through the payment of the price and transfer of the shares in favor of Enel Sudeste, which took place on June 7, 2018, the date on which the purchase accounting was established in IFRS 3, Business Combinations, applies. Specifically, 122,799,289 shares were acquired, all of the same class, corresponding to 73.38% of the capital stock of Enel Distribución Sao Paulo S.A. for a total of ThR$5,552,984 (approximately US$1,484 million).

In addition, on June 11, 2018, the ANEEL issued a technical note approving the taking over of control of Enel Distribución Sao Paulo S.A., which occurred with the purchase of the shares mentioned in the preceding paragraphs. This technical note was published by ANEEL on June 26, 2018.

Given that the shareholders of Enel Distribución Sao Paulo S.A. had until July 4, 2018 to sell the remaining shares to Enel Sudeste at the same price offered in the public tender offer (R$45.22 per share), additional increases in participation were perfected during the months of June and July. In effect, on June 22 and 30 and July 2 and 4, 2018, 4,692,338, 4,856,462, 14,525,826 and 9,284,666 shares were acquired, respectively, equivalent to a total of ThR$1,516,362 (approximately US$ 384 million). These subsequent acquisitions represented an increase in Enel Sudeste’s ownership from 73.38% to 95.05%.

On September 19, 2018, the Board of Directors of Enel Distribución Sao Paulo S.A. approved an increase in the company’s capital stock in the amount of ThR$1,500,000, through the issuance of 33,171,164 new shares. Enel Sudeste participated in this capital increase, acquiring 33,164,964 of the new shares (approximately US$ 395 million), thus increasing its ownership interest to 95.88% of the company.

The functional currency of Enel Distribución Sao Paulo S.A. is the Brazilian Real (R$). Enel Américas has converted the initial effects of the business combination into its presentation currency using the exchange rate prevailing at the date of acquisition. At each reporting period end, the financial statements of Enel Distribución Sao Paulo S.A. are converted following the accounting criteria detailed in Note 2.7.3.

Enel Distribución Sao Paulo S.A. has a concession area covering 4,526 km², which concentrates most of the gross domestic product and the highest population density in Brazil, with 1,581 consumer units per km², corresponding to 33.3% of the total electricity consumed in the State of Sao Paulo and 9.3% of the total in Brazil. It serves a demand of approximately 7.2 million consumer units, has 7,355 employees of its own, and has an infrastructure made up of 156 substations.

Since the date of acquisition, Enel Distribución Sao Paulo S.A. has contributed revenue of ThUS$2,214,855 and pretax losses of ThUS$39,227 to the profit and loss of Enel Américas for the period ended December 31, 2018. If the acquisition had occurred on January 1, 2018, it is estimated that the consolidated revenue for the year ended December 31, 2018 would have increased by ThUS$3,587,161 and the consolidated gain before tax would have decreased by ThUS$14,678.

Assets acquired and liabilities assumed at the acquisition date

	Fair Value	Fair Value
Identifiable net assets acquired	ThRS$	ThUS$
Cash and cash equivalents	1,037,105	273,439
Other current non-financial assets	400,311	105,544
Trade and other current receivables	3,948,137	1,040,949
Inventories	275,129	72,539
Current tax assets	41,179	10,857
Other non-current financial assets	3,205,469	845,140
Other non-current non-financial assets	1,056,711	278,608
Trade and other non-current receivables	205,249	54,115
Intangible assets other than goodwill	11,055,574	2,914,866
Property, plant and equipment	65,804	17,350
Investment property	44,049	11,614
Deferred tax assets	3,229,417	851,455
Other current financial liabilities	(2,266,501)	(597,576)
Trade and other current payables	(3,551,676)	(936,420)
Other current provision	(759,862)	(200,342)
Other current non-financial liabilities	(600,990)	(158,454)
Other non-current financial liabilities	(2,505,299)	(660,537)
Other non-current payables	(567,355)	(149,586)
Other non-current provision	(2,788,278)	(735,146)
Deferred tax liabilities	(3,009,203)	(793,394)
Provisions for non-current employee benefits	(3,327,621)	(877,347)
Total	5,187,349	1,367,674

Determination of goodwill

	ThR$	ThUS$
Cash consideration transferred	7,069,345	1,863,874
Non-controlling interests assumed in the acquisition	256,616	67,658
(-) Net assets acquired and liabilities assumed	(5,187,349)	(1,367,674)
Goodwill determinated	2,138,612	563,858

Goodwill is mainly attributable to the value of the synergies that are expected to be achieved through the integration of Enel Distribución Sao Paulo into the Group. These synergies are related, among others, to the generation of new businesses, efficiencies in investments and administrative costs.

The amounts paid to obtain control of Enel Distribución Sao Paulo S.A. are shown below:

Cash and Cash equivalents to obtain control of Sao Paulo S.A.	ThUS$

Amounts paid for the acquisition in cash and cash equivalents	(1,863,874)
Amounts of cash and cash equivalents in the acquired entity	273,439
Net, Total	(1,590,435)

7.                  ARGENTINA’S HYPERINFLATIONARY ECONOMY

Since July 2018, Argentina’s economy is considered hyper-inflationary under the provisions of IAS 29 - Financial Reporting in Hyperinflationary Economies. A number of qualitative and quantitative criteria led to this qualification; chief among them is the cumulative inflation rate over three years exceeding 100%.

In accordance with the provisions of IAS 29, the financial statements of the companies in Argentina in which Enel Américas has an interest have been retrospectively restated by applying a general price index to the historical cost, in order to reflect changes in the purchasing power of the Argentine currency as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, which was the last date on which an adjustment for inflation was made for accounting purposes in Argentina. In this regard, please note that the Group made its transition to IFRS on January 1, 2004 by applying the attributed cost exception for Property, plant and equipment.

For consolidation purposes in Enel Américas and as a result of the application of IAS 29, the profit or loss of our Argentine subsidiaries was translated using the closing exchange rate (Ar$/ US$) as of March 31, 2019 in accordance with the provisions of IAS 21 The Effects of Changes in Foreign Exchange Rates due to the fact that the Argentine economy qualifies as a hyper-inflationary economy (see Note 2.7.4). Previously, the profit or loss of the Argentine subsidiaries were translated using the average exchange rate of the period, as is the case for the translation of the profit or loss of the rest of the subsidiaries operating in other countries whose economies do not qualify as hyper-inflationary economies.

Considering that Enel Américas’ functional and presentation currency is not that of a hyper-inflationary economy according to the guidelines of IAS 29, the restatement of comparative periods as of March 31, 2018 is not required in the Group’s consolidated financial statements.

The general price indices used at the close of the reporting periods are as follows:

General price index
Historical inflation accumulated up to December 31, 2017	652.29%
From January to December 2018	47.83%
From January to March 2019	9.85%

As of December 31, 2018, the first time application of IAS 29 resulted in a positive adjustment to retained earnings of Enel Américas in the amount of ThUS $961,106 (net of taxes) as of January 1, 2018, of which ThUS$ 668,693 is attributable to the shareholders of Enel Américas. On the other hand, during the period ended March 31, 2019, the application of this standard resulted in a financial income of ThUS$25,024 (before tax). See Note 32.

The following is a summary of the effects of hyperinflation on the Consolidated Statements of Financial Position of Enel Américas:

	Initial balance as of 1-1-2019	Hyperinflation effects during period	Translation difference	Final hyperinflation balance as of 3-31-2019 (Unaudited)
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$

Current inventories	5,074	6,166	(692)	10,548
TOTAL CURRENT ASSETS	5,074	6,166	(692)	10,548

Investments accounted for using the equity method	388	20	(53)	355
Intangible assets other than goodwill	8,186	1,639	(1,117)	8,708
Goodwill	23,434	2,232	(3,198)	22,468
Property, plant and equipment	1,175,374	136,405	(160,380)	1,151,399
Deferred tax assets	—	5,257	—	5,257
TOTAL NON-CURRENT ASSETS	1,207,382	145,553	(164,748)	1,188,187
TOTAL ASSETS	1,212,456	151,719	(165,440)	1,198,735

LIABILITIES
Deferred tax liabilities	265,047	57,599	(36,165)	286,481
TOTAL NON-CURRENT LIABILITIES	265,047	57,599	(36,165)	286,481
TOTAL LIABILITIES	265,047	57,599	(36,165)	286,481

EQUITY
Equity attributable to the owners of the parent	664,005	64,264	(90,604)	637,665
Non-controlling interests	283,404	29,856	(38,671)	274,589
TOTAL EQUITY	947,409	94,120	(129,275)	912,254
TOTAL EQUITY AND LIABILITIES	1,212,456	151,719	(165,440)	1,198,735

Consolidated Statements of Comprehensive Income of Enel Américas:

			Total
	Effect of IAS 29	Effect of IAS 21	Adjustments
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME Profit (loss)	ThUS$ (I)	ThUS$ (II)	ThUS$ (III)
Revenues	14,105	(46,717)	(32,612)
Other operating income	125	(754)	(629)
Revenues and Other Operating Income	14,230	(47,471)	(33,241)

Raw materials and consumables used	(8,768)	30,134	21,366
Contribution margin	5,462	(17,337)	(11,875)

Other work performed by the entity and capitalized	348	(1,358)	(1,010)
Employee benefits expenses	(1,378)	5,471	4,093
Depreciation and amortization expense	(16,079)	1,250	(14,829)
Reversal of impairment losses recognized in the period’s profit or loss	(501)	1,434	933
Other expenses	(1,218)	5,116	3,898
Operating loss	(13,366)	(5,424)	(18,790)

Other gains (losses)	—	—	—
Financial income	763	(2,573)	(1,810)
Financial costs	(1,863)	7,915	6,052
Share in profits (losses) of associates and joint ventures accounted for under the equity method	—	—	—
Foreign currency exchange differences	263	(4,192)	(3,929)
Gains (losses) from indexed assets and liabilities	25,024	—	25,024

Income (loss) before taxes	10,821	(4,274)	6,547
Income tax expenses, continuing operations	(7,307)	(1,197)	(8,504)
Income (loss) from continuing operations	3,514	(5,471)	(1,957)
NET INCOME (LOSS)	3,514	(5,471)	(1,957)
Net income (loss) attributable to:
The owners of the parent	9,009	(1,885)	7,124
Non-controlling interests	(5,495)	(3,586)	(9,081)
NET INCOME (LOSS)	3,514	(5,471)	(1,957)

(i)                 Corresponds to the profit or loss arising from the net position of monetary assets and liabilities, as defined by IAS 29. This profit or loss is determined by restating non-monetary assets and liabilities, as well as those income statement accounts that have not already been updated.

(ii)              Corresponds to the difference that arises from translating the profit or loss of the Argentine subsidiaries using the closing exchange rate, as defined by IAS 21 with respect to hyper-inflationary economies, as opposed to the average exchange rate, which is the methodology previously applied to Argentine companies and to the rest of the subsidiaries of Enel Américas operating in other countries in the region (non-hyper-inflationary economies).

(iii)           Sum of (i) + (ii).

8.                  CASH AND CASH EQUIVALENTS

a)                 The details of cash and cash equivalents as of March 31, 2019 and December 31, 2018 are as follows:

	Balance as of
	3-31-2019 (Unaudited)	12-31-2018
Cash and Cash Equivalents	ThUS$	ThUS$
Cash balances	1,815	4,647
Bank balances	475,207	784,957
Time deposits	1,097,179	1,065,378
Other fixed-income instruments	351,332	49,303
Total	1,925,533	1,904,285

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of resale agreements maturing in 90 days or less from the date of investment. There are no restrictions for significant amounts of cash availability.

b)                 The detail of cash and cash equivalents by currency is as follows:

	Balance as of
	3-31-2019 (Unaudited)	12-31-2018
Currency	ThUS$	ThUS$
Chilean peso	138,601	151,714
Argentine peso	93,825	101,209
Colombian peso	206,998	372,361
Brazilian real	888,581	633,635
Peruvian soles	129,708	129,263
U.S. dollar	464,721	513,667
Euros	3,099	2,436
Total	1,925,533	1,904,285

c)                  The following table sets forth the components of “Other payments for operating activities” line item in the Statement of Cash Flows:

	Three-month ended
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Other Payments from Operating Activities	ThUS$	ThUS$
Payment for other taxes (VAT, ICMS, PIS/COFINS, Sales taxes, Custom taxes, taxes on bank transfers) (1)	(911,080)	(526,822)
Payments for collections made under Codensa Hogar contract (2)	(217,173)	(176,293)
Payments for the Energy Development Account (CDE) (3)	(312,502)	(183,329)
Other miscellaneous itemized payments for operating activities (4)	(246,323)	(164,644)
Total other payments from operating activities	(1,687,078)	(1,051,088)

(1)             The main elements of payments for other taxes are related to:

•                      ICMS is a Brazilian state value added tax (VAT) on the circulation of goods, telecommunication and transportation services. The ICMS payments were ThUS$704,357 and ThUS$382,321 for the three-month period ended March 31, 2019 and 2018, respectively.

•                      PIS/COFINS taxes. In Brazil, the “Programa de Integração Social” (PIS) is a social contribution tax, payable by corporations, targeted to finance the payment of unemployment insurance and allowance for low paid workers, while the “Contribuição para o Financiamento da Seguridade Social” (COFINS) is a federal contribution tax, based on gross revenues of business sales. The total amounts paid for PIS/COFINS were ThUS$172,114 and ThUS$86,157 for the three-month period ended March 31, 2019 and 2018, respectively.

•                      Payment for taxes on sales in Peru for ThUS$20,618 and ThUS$23,164 for the period ended March 31, 2019 and 2018, respectively.

(2)             Our Colombian subsidiary Codensa entered into an arrangement with a third party that develops a business with Codensa’s customers. By virtue of this arrangement, Codensa manages the collection of that third party’s receivables, since they are billed as part of the Codensa’s invoices issued monthly. The payments are related to the monthly collected amounts under the collection management contract, whereas the collections are presented in the line item “Other collections from operating activities”.

(3)             In Brazil, Law No. 10,438/2002 created the “Conta de Desenvolvimento Energético” (“CDE”). The CDE is a government fund that aims to promote the development of alternative energy sources, promote globalization of energy services and subsidizes low-income residential customers. The fund is financed through charges included in consumers and generators tariffs and government contributions.

(4)             Other miscellaneous aggregate payments for operating activities includes several types of individually non-significant payments related to operating activities.

d)                 The table below details the changes in the liabilities originating in the Group’s financing activities at March 31, 2019 and 2018, including those changes representing cash flows and changes that do not represent cash flows. Liabilities originating in financing activities are those for which the cash flows were or will be classified in the cash flow statement as cash flows from financing activities:

		Cash flows from financing				Changes that do not represent cash flows					Balance at
	Balance at					Changes in		Financial	New		3-31-2019
	1-1-2019 (1)	From	Used (3)	Paid interest	Total	fair value	Exchange differences	costs (2)	financial leases	Other changes	(Unaudited) (1)
Liabilities from financing activities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank Loans (Note 20.a)	1,895,909	340,551	(239,055)	(26,458)	75,038	—	12,165	30,644	—	(2,186)	2,011,570
Unsecured obligations with public (Note 20.a)	4,058,599	561,529	(286,448)	(83,843)	191,238	—	40,497	67,998	—	6,206	4,364,538
Leases (Note 20.a)	121,973	—	(10,896)	(1,375)	(12,271)	—	(73)	3,918	74,953	826	189,326
Other liabilities (Note 20.a)	187,878	69,021	(80,052)	(3,634)	(14,665)	—	(2,202)	4,529	—	647	176,187
Hedging derivatives (Note 22)	(108,545)	66	—	(7,853)	(7,787)	(118)	(11,142)	7,204	—	540	(119,848)
Non-hedging derivatives (Note 22)	(16,221)	429	—	—	429	(869)	53	(499)	—	(112)	(17,219)
Loans from related companies (Note 12.1 b)	2,652,387	—	—	—	—	—	(9,262)	70,388	—	(2,837)	2,710,676
Other accounts payable	133,114	—	(1,314)	—	(1,314)	—	—	—	—	(11,555)	120,245

Total	8,925,094	971,596	(617,765)	(123,163)	230,668	(987)	30,036	184,182	74,953	(8,471)	9,435,475

		Cash flows from financing				Changes that do not represent cash flows					Balance at
	Balance at					Changes in		Financial	New		3-31-2018
	1-1-2018 (1)	From	Used (3)	Paid interest	Total	fair value	Exchange differences	costs (2)	financial leases	Other changes	(Unaudited) (1)
Liabilities from financing activities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank Loans (Note 20.a)	1,501,723	271,177	(140,518)	(22,512)	108,147	(2,403)	11,062	29,897	—	(595)	1,647,831
Unsecured obligations with public (Note 20.a)	3,178,008	76,625	(10,002)	(65,144)	1,479	—	120,711	54,997	—	—	3,355,195
Leases (Note 20.a)	104,492	—	(6,357)	(120)	(6,477)	—	298	1,365	7,354	(1,282)	105,750
Other liabilities (Note 20.a)	219,735	—	(11,068)	(5,541)	(16,609)	—	3,251	6,246	—	471	213,094
Hedging derivatives (Note 22)	3,284	—	(12,336)	—	(12,336)	3,878	(3,274)	8,902	—	(4,196)	(3,742)
Non-hedging derivatives (Note 22)	3,162	—	(106)	—	(106)	4,862	(91)	(147)	—	4,364	12,044
Loans from related companies (Note 12.1 b)	—	—	—	—	—	—	—	38	—	(38)	—
Other accounts payable	112,086	—	(940)	(286)	(1,226)	—	—	—	—	(110,860)	—

Total	5,122,490	347,802	(181,327)	(93,603)	72,872	6,337	131,957	101,298	7,354	(112,136)	5,330,172

(1)     Corresponding to current and non-current portions.

(2)     This is accrual of interest.

(3)     The amount of the Repayment of loans for the three-month period ended March 31, 2019 and 2018 for ThUS$605,556 and ThUS$161,587, respectively, to Financing Cash Flows Used in bank Loans, unsecured public bonds, finance leases and other Accounts payable of this reconciliation

9.                  OTHER FINANCIAL ASSETS

The detail of other financial assets as of March 31, 2019 and December 31, 2018 is as follows:

	Balance as of
	Current		Non-Current
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
Other Financial Assets (*)	ThUS$	ThUS$	ThUS$	ThUS$

Financial assets at fair value through profit or loss (1)	89,635	105,372	12	14
Financial assets measured at amortized cost (1)	28,418	24,358	—	—
Financial assets at fair value with changes in results IFRIC 12 (2)	—	—	2,412,811	2,371,635
Financial assets at fair value with change in other comprehensive income	—	—	738	753
Financial assets measured at amortized cost IFRIC 12 (3)	12,798	12,655	355,142	354,344
Hedging derivatives	46,823	44,424	76,606	69,729
Non-hedging derivatives	20,639	23,584	—	—

Total	198,313	210,393	2,845,309	2,796,475

(1)         The amounts included in financial assets measured at fair value and financial assets at amortized cost mainly correspond to time deposits and other highly liquid investments that are easily convertible in cash and are subject to low risk of change in their value but that do not strictly meet the definition of cash equivalents as defined in Note 3.g.2 (for example with maturity date above 90 days at the time of investment).

(2)         Corresponding to concession agreements that include Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás S.A. and Enel Distribución Sao Paulo S.A. (with balances as of March 31, 2019 of ThUS$839,005, ThUS$500,070, ThUS$34,688 and ThUS$1,039,048, respectively). The legislation in effect, among other aspects, establishes that in its capacity of grantor the Government will use the New Replacement Value (VNR) in order to pay the applicable amounts to concession companies as compensation for those assets not amortized at the end of the concession term. On a monthly basis, distributors adjust the carrying amount of financial assets, once the present value of the estimated cash flows have been computed, using the rate of interest in effect for the payment corresponding to the end of concession; see Note 3.d.1.

(3)         Corresponding to the concession agreement in Enel Green Power Project I (Volta Grande); see Note 3.d.1.

10.           OTHER NON-FINANCIAL ASSETS AND LIABILITIES

a)                 The detail of other non-financial assets as of March 31, 2019 and December 31, 2018, is as follows:

	Balance as of
	Current		Non-Current
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
Other non-financial assets	ThUS$	ThUS$	ThUS$	ThUS$

VAT Tax Credit and Other Taxes	88,839	41,606	111,535	113,441
Contributions fund to Enel Distribución Goiás (*)	35,731	43,619	345,535	328,714
Ongoing services provided by third parties	67,586	61,725	—	—
Ongoing I & D and Energy Efficiency service	55,393	32,840	—	—
Judicial Deposits	—	—	279,345	278,261
Assets under construction IFRIC 12 (**)	—	—	336,109	385,171
Prepaid expenses	42,481	32,255	—	—
Other	108,285	95,687	75,151	35,121

Total	398,315	307,732	1,147,675	1,140,708

(*)             Through Law 17,555 as of January 20, 2012, the state of Goiás in Brazil created the Contribution Fund for Enel Distribución Goiás (Fundo de Aporte à CELG D - FUNAC), regulated by decree No. 7,732, dated September 28, 2012, with the purpose of collecting and allocating financial resources for reimbursement to Enel Distribución Goiás of the payments of contingencies of any nature which had  taken place up  until the sale of equity control to Eletrobrás, according to the terms of the agreement between the shareholders and the management, as well as to FUNAC’s cooperation terms. The resources of the aforementioned fund depend on the contributions to be made by the government of the Goiás state and the credits received for lawsuits won by Enel Distribución Goiás, which are transferred to the fund; (see Note 34.3.b.23).

(**)      Corresponds to assets in construction referring to concessions by subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás S.A. and Enel Distribución Sao Paulo S.A.

b)                 The detail of other non-financial liabilities as of March 31, 2019 and December 31, 2018, is as follows:

	Balance as of
	Current		Non-Current
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
Other non-financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$

VAT Tax Payable and Other Taxes	263,693	256,581	59,759	67,966
Other	13,999	13,539	37,362	37,257

Total	277,692	270,120	97,121	105,223

11.           TRADE AND OTHER RECEIVABLES

a)                 The detail of trade and other receivables as of March 31, 2019 and December 31, 2018, is as follows:

	Balance as of
	Current		Non-Current
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
Trade and Other Receivables, Gross	ThUS$	ThUS$	ThUS$	ThUS$

Trade and other receivables, gross	4,792,801	4,350,373	813,865	907,022
Trade receivables, gross	3,438,489	3,017,469	116,699	171,513
Other receivables, gross (1)	1,354,312	1,332,904	697,166	735,509

	Balance as of
	Current		Non-Current
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
Trade and Other Receivables, Net	ThUS$	ThUS$	ThUS$	ThUS$

Trade and other receivables, net	4,036,992	3,551,022	721,777	906,508
Trade receivables, net	2,775,552	2,264,869	94,836	171,513
Other receivables, net (1)	1,261,440	1,286,153	626,941	734,995

(1)             Includes as of March 31, 2019, mainly accounts receivable related to loans and advances to employees for ThUS$24,809 (ThUS$22,906 as of December 31, 2018). Accounts receivable at our Brazilian subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás and Enel Distribución Sao Paulo S.A. following the signing in 2014 of the addendum to the concession contracts where the outstanding assets are recoverable and/or can be offset in subsequent tariff periods for ThUS$1,280,057 (ThUS$1,241,355 as of December 31, 2018), which are guaranteed by the Brazilian government; a receivable to “low income” consumers for ThUS$213,905 (ThUS$216,699 as of December 31, 2018) to which a social discount is applied determining a “low income” final tariff, where the Brazilian government replenishes such discount to our subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás and Enel Distribución Sao Paulo S.A. through a state subsidy; and receivables related to the VOSA project in Argentina for ThUS$368,980 (ThUS$371,222 as of December 31, 2018).

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have customers to which it has sales representing 10% or more of its operating revenue for the three-month period ended March 31, 2019 and 2018.

Refer to Note 12.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related companies.

b)                 As of March 31, 2019 and December 31, 2018, the balance of past due but not impaired trade receivables is as follows:

	Balance as of
	3-31-2019 (Unaudited)	12-31-2018
Trade Receivables Past Due But Not Impaired (*)	ThUS$	ThUS$
Less than three months	563,632	452,556
Between three and six months	103,953	133,316
Between six and twelve months	187,998	68,973
More than twelve months	188,922	93,200
Total	1,044,505	748,045

(*)             These balances correspond to non-impaired past due accounts and the portion does not affect the provision of other accounts due receivable.

c)                  The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Current and
Non-Current
Trade Receivables Past Due and Impaired	ThUS$
Balance as of January 1, 2018	554,762
Initial balance adjustment for IFRS 9	10,286
Increases (decreases) for the year (*)	114,671
Amounts written off	(47,959)
Foreign currency translation differences	(106,837)
Other movements	274,942
Balance as of December 31, 2018	799,865
Increases (decreases) for the year (*)	48,381
Amounts written off	(36,620)
Foreign currency translation differences	48
Other movements	36,223
Balance as of March 31, 2019 (Unaudited)	847,897

(*)             See Note 30 Impairment losses on financial assets.

The increase in the allowance for impairment of trade receivables was ThUS$48,381 and ThUS$22,672 for the three-month period ended March 31, 2019 and 2018, respectively (see Note 30).

Write-offs for bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country. In our distribution business, considering the differences in each country, the process takes at least 6 months in Argentina and Brazil, 12 months in Colombia and Peru. Overall, the risk of bad debt, and therefore the risk of writing off our trade receivables, is limited (see Notes 3.g.3 and 21.5).

d)                 Additional information:

•                      Additional statistical information required under Official Bulletin 715 of the CMF, of February 3, 2012 (XBRL Taxonomy). See Appendix 2.

•                      Supplementary information on Trade Receivables, see Appendix 2.1.

12.           BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party transactions are performed at current market conditions.

Transactions between the companies belonging to the Group have been eliminated on consolidation and are not itemized in this note.

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions.

The controlling shareholder of the Company is the Italian corporation Enel S.p.A.

12.1    Balances and transactions with related parties

The balances of accounts receivable and payable as of March 31, 2019 and December 31, 2018 are as follows:

a)                 Receivables from related companies

							Balance as of
							Current		Non-Current
							3-31-2019 (not audited)	12-31-2018	3-31-2019 (not audited)	12-31-2018
Taxpayer ID N°	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	ThUS$	ThUS$	ThUS$	ThUS$

Foreign	Endesa Spain	Spain	Common Immediate Parent	Euros	Other services	More than 90 days	18	18	—	—
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	99	79	—	—
Foreign	Endesa Operaciones y Servicios Comerciales	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	100	72	—	—
Foreign	SACME	Argentina	Associate	AR$	Other services	Less than 90 days	19	21	93	108
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	787	753	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	3	3	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	AR$	Other services	Less than 90 days	22	22	—	—
76.250.019-1	Enel Green Power Chile Ltda.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	2	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	1,517	1,354	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	8	7	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CP$	Other services	Less than 90 days	26	24	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	AR$	Other services	Less than 90 days	96	97	—	—
Foreign	Enel S.p.A.	Italy	Parent	US$	Other services	Less than 90 days	200	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	146	373	—	—
Foreign	Enel S.p.A.	Italy	Parent	CP$	Other services	Less than 90 days	864	879	—	—
Foreign	Enel S.p.A.	Italy	Parent	R$	Other services	Less than 90 days	240	267	—	—
Foreign	Enel Green Power S.p.a	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	102	72	—	—
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	Soles	Other services	Less than 90 days	36	36	—	—
Foreign	Grupo Enel Green Power Brazil Participações Ltda	Brazil	Common Immediate Parent	R$	Energy sales	Less than 90 days	880	3,059	1,397	1,544
Foreign	Grupo Enel Green Power Brazil Participações Ltda	Brazil	Common Immediate Parent	R$	Other services	Less than 90 days	1,735	1,312	—	—
Foreign	Grupo Enel Green Power Brazil Participações Ltda	Brazil	Common Immediate Parent	R$	Tolls	Less than 90 days	17	19	—	—
Foreign	E-Distribuzione Spa	Italy	Common Immediate Parent	AR$	Other services	Less than 90 days	5	6	—	—
Foreign	E-Distribuzione Spa	Italy	Common Immediate Parent	CP$	Other services	Less than 90 days	—	33	—	—
Foreign	E-Distribuzione Spa	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	18	—	—	—
Foreign	Enel Energia SPA	Italy	Common Immediate Parent	CP$	Other services	Less than 90 days	81	83	—	—
Foreign	Enel Green Power Argentina	Argentina	Common Immediate Parent	AR$	Other services	Less than 90 days	267	330	—	—
Foreign	Enel Green Power North América Inc.	United States	Common Immediate Parent	US$	Other services	Less than 90 days	31	29	—	—
78.932.860-9	Gas Atacama Chile	Chile	Common Immediate Parent	R$	Other services	Less than 90 days	108	108	—	—
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	CP$	Other services	Less than 90 days	130	155	—	—
Foreign	Enel Iberia Srl	Spain	Common Immediate Parent	CP$	Other services	Less than 90 days	30	29	—	—
Foreign	Enel Iberia Srl	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	1,288	1,288	—	—
Foreign	Energética Monzon S.A.C.	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	—	191	—	—
Foreign	Energética Monzon S.A.C.	Perú	Common Immediate Parent	Soles	Other services	Less than 90 days	519	254	—	—
Foreign	Proyectos Y Soluciones Renovables S.A.C.	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	—	194	—	—
Foreign	Proyectos Y Soluciones Renovables S.A.C.	Perú	Common Immediate Parent	Soles	Other services	Less than 90 days	494	230	—	—
Foreign	Enel Green Power Peru (USD)	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	—	1,091	—	—
Foreign	Enel Green Power Peru (USD)	Perú	Common Immediate Parent	Soles	Other services	Less than 90 days	3,171	1,700	—	—
Foreign	ENEL X S.R.L.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	150	149	—	—

		Total					13,209	14,337	1,490	1,652

b)                 Accounts payable to related companies

							Balance as of
							Current		Non-Current
							3-31-2019 (not audited)	12-31-2018	3-31-2019 (not audited)	12-31-2018
Taxpayer ID N°	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	ThUS$	ThUS$	ThUS$	ThUS$

Foreign	Enel Latinoamérica S.A.	Spain	Common Immediate Parent	AR$	Dividends	Less than 90 days	25	29	—	—
Foreign	SACME	Argentina	Associate	AR$	Other services	Less than 90 days	192	237	—	—
78.932.860-9	Gas Atacama Chile	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	627	153	980	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	170	202	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	US$	Other services	Less than 90 days	—	11	—	—
Foreign	E-Distribuzione Spa	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	1,607	2,439	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	12,199	9,850	—	—
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	33	—	—	—
Foreign	Endesa Spain	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	1,651	1,637	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	157	153	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	452	209	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	AR$	Other services	Less than 90 days	—	17	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	1,710	2,329	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	576	185	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CP$	Other services	Less than 90 days	154	116	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Euros	Other services	Less than 90 days	46	46	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Soles	Other services	Less than 90 days	23	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	5,817	6,422	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	779	664	—	—
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CP$	Other services	Less than 90 days	633	616	—	—
Foreign	Enel Map	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	—	16,089	—	—
Foreign	Yacylec S.A.	Argentina	Associate	AR$	Other services	Less than 90 days	—	12	—	—
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	2,803	3,268	—	—
Foreign	Grupo Enel Green Power Brazil Participações Ltda	Brazil	Common Immediate Parent	R$	Energy purchases	Less than 90 days	8,640	11,644	—	—
Foreign	Grupo Enel Green Power Brazil Participações Ltda	Brazil	Common Immediate Parent	R$	Other services	Less than 90 days	824	812	—	—
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	—	45,886	—	—
Foreign	Enel S.p.A.	Italy	Parent	US$	Dividends	Less than 90 days	146,860	186,697	—	—
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	48,603	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	CP$	Other services	Less than 90 days	68	127	—	—
Foreign	Enel Green Power S.p.a	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	2,824	3,074	—	—
76.250.019-1	Enel Green Power Chile Ltda.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	197	63	—	—
Foreign	Enel Fortuna S.A.	Panamá	Common Immediate Parent	US$	Other services	Less than 90 days	29	53	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	Euros	Other services	Less than 90 days	252	—	—	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	CP$	Other services	Less than 90 days	170	155	—	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	1,330	1,315	—	—
Foreign	Enel Sole	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	1,105	999	—	—
Foreign	Enel Global Thermal Generation SRL	Italy	Common Immediate Parent	AR$	Other services	Less than 90 days	3,295	2,913	—	—
Foreign	Enel Global Thermal Generation SRL	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	2,815	1,467	—	—
Foreign	Enel Global Thermal Generation SRL	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	378	1,110	—	—
Foreign	Enel Italy LT	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	28,795	38,825	—	—
Foreign	Proyectos Y Soluciones Renovables S.A.C.	Perú	Common Immediate Parent	Soles	Other services	Less than 90 days	425	371	—	—
Foreign	Enel Green Power Peru (USD)	Perú	Common Immediate Parent	Soles	Other services	Less than 90 days	1,633	101	—	—
Foreign	Enel Green Power Peru (USD)	Peru	Common Immediate Parent	Soles	Energy purchases	Less than 90 days	34	513	—	—
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	23,040	2,171	—	—
Foreign	Cesi S.p.A.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	173	343	—	—
Foreign	Endesa Distribución Eléctrica	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	312	273	—	—
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	CP$	Energy sales	Less than 90 days	763	—	—	—
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	CP$	Other services	Less than 90 days	1	162	—	—
Foreign	ENEL X S.R.L.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	1,302	523	—	—
Foreign	Enel Finance International NV (*)	Holland	Common Immediate Parent	R$	Loans payable (*)	More than 90 days	2,521,596	2,466,231	—	—
Foreign	Enel Finance International NV (*)	Holland	Common Immediate Parent	R$	Loans payable (*)	More than 90 days	78,924	77,566	—	—
Foreign	Enel Finance International NV (*)	Holland	Common Immediate Parent	R$	Loans payable (*)	More than 90 days	110,156	108,590	—	—

			Total				3,014,198	2,996,668	980	—

(*) See Note d) below

c)                  Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

					3-31-2019 (not audited)	3-31-2018
Taxpayer ID N°	Company	Country	Relationship	Description of Transaction	ThUS$	ThUS$

Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Other operating income	18	24
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Other operating expenses	(34)	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	Other fixed operating expenses	—	(20)
Foreign	SACME	Argentina	Associate	Outsourced services	(419)	(813)
Foreign	Endesa Operaciones y Servicios Comerciales	Spain	Common Immediate Parent	Other services rendered	26	62
Foreign	Endesa Spain	Spain	Common Immediate Parent	Other fixed operating expenses	(17)	(24)
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Other operating income	741	—
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Other fixed operating expenses	(294)	(268)
Foreign	Enel S.p.A.	Italy	Parent	Other fixed operating expenses	(3,557)	(7,907)
Foreign	ENEL Italy SERVIZI SRL	Italy	Common Immediate Parent	Other fixed operating expenses	(5,705)	(3,949)
Foreign	Enel Produzione	Italy	Common Immediate Parent	Other fixed operating expenses	(2,102)	(16)
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	Other fixed operating expenses	(245)	(24)
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Other fixed operating expenses	(122)	(99)
76.788.080-4	Gas Atacama Chile	Chile	Common Immediate Parent	Other fixed operating expenses	(11)	(148)
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Other fixed operating expenses	(1,959)	(1,894)
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Other financial income	2	3
Foreign	Yacylec S.A.	Argentina	Associate	Other services rendered	2	3
Foreign	Yacylec S.A.	Argentina	Associate	Other fixed operating expenses	(17)	(25)
Foreign	E-Distribuzione Spa	Italy	Common Immediate Parent	Other fixed operating expenses	(64)	(33)
76.126.507-5	Parque Eolico Talinay Oriente S.A.	Chile	Common Immediate Parent	Other fixed operating expenses	(71)	—
Foreign	Cesi S.p.A.	Italy	Common Immediate Parent	Other fixed operating expenses	(22)	—
Foreign	Enel Energía SPA	Italy	Common Immediate Parent	Other operating income	(3)	(4)
Foreign	Enel Green Power Colombia SAS	Colombia	Common Immediate Parent	Other services rendered	111	116
Foreign	Enel Green Power Colombia SAS	Colombia	Common Immediate Parent	Other fixed operating expenses	(723)
Foreign	Grupo Enel Green Power Brazil Participações Ltda	Brazil	Common Immediate Parent	Energy sales	201	18,978
Foreign	Grupo Enel Green Power Brazil Participações Ltda	Brazil	Common Immediate Parent	Energy purchases	(21,730)	(32,659)
Foreign	Grupo Enel Green Power Brazil Participações Ltda	Brazil	Common Immediate Parent	Energy tolls	46	67
Foreign	Enel Green Power North Amercia Inc.	United States	Common Immediate Parent	Other services rendered	1	1
Foreign	Enel Fortuna S.A.	Panamá	Common Immediate Parent	Other fixed operating expenses	(26)	(26)
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	Other fixed operating expenses	—	(166)
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	Other services rendered	156	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	Other fixed operating expenses	(43)	(68)
Foreign	Enel Global Thermal Generation SRL	Italy	Common Immediate Parent	Other fixed operating expenses	(1,447)	(687)
Foreign	Enel Green Power Peru (USD)	Perú	Common Immediate Parent	Energy purchases	(509)	—
Foreign	Enel Green Power Peru (USD)	Perú	Common Immediate Parent	Other services rendered	326	14
Foreign	Proyectos Y Soluciones Renovables S.A.C.	Perú	Common Immediate Parent	Other services rendered	5	(1)
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	Other fixed operating expenses	(5,166)	(630)
Foreign	Energética Monzon S.A.C.	Perú	Common Immediate Parent	Other services rendered	66	66
Foreign	ENEL X S.R.L.	Italy	Common Immediate Parent	Other fixed operating expenses	(727)	—
Foreign	Enel Finance International NV	Holanda	Common Immediate Parent	Other financial expenses	(64,504)	—
Foreign	Endesa Distribución Eléctrica	Spain	Common Immediate Parent	Other fixed operating expenses	(46)	—

				Total	(107,862)	(30,127)

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

d)                 Significant transactions Enel Américas:

•                      On September 26, 2018, Enel Finance International NV executed with Enel Brasil a credit agreement in Reals for the amount of R$ 9,400 million, which was actually disbursed on October 5, 2018, at a fixed annual rate of 7.676% and maturity on July 2, 2019. The funds were used for the prepayment of promissory notes held by Enel Brasil and Enel Sudeste issued for the purchase of Eletropaulo, currently Enel Distribución Sao Paulo.

•                      On December 14, 2018, Enel Finance International NV executed with Enel Distribución Ceará a credit agreement in Reals for the amount of R$ 300 million, which was disbursed on December 18, 2018, at a fixed annual rate of 8% for 1 year. The funds of this financing were used for working capital.

•                      On December 14, 2018, Enel Finance International NV executed with Enel Distribución Sao Paulo, a credit agreement in Reals for the amount of R$ 420 million, which was disbursed on December 18, 2018, at a fixed annual rate of 8% for 1 year. The funds of this financing were used for working capital.

12.2    Board of directors and key management personnel

The Company is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of March 31, 2019 was elected at the Ordinary Shareholders Meeting held on April 28, 2017, and is composed of the following members:

Mr. Francisco de Borja Acha Besga

Mr. José Antonio Vargas Lleras

Mr. Livio Gallo

Mr. Enrico Viale

Mr. Hernán Somerville Senn

Mr. Patricio Gómez Sabaini

Mr. Domingo Cruzat Amunátegui

At the Board of Directors’ meeting held on April 29, 2016, Mr. Francisco de Borja Acha Besga was appointed as Chairman of the Board, Mr. José Antonio Vargas Lleras was appointed as Vice Chairman of the Board and Mr. Domingo Cruzat Amunátegui was appointed as Secretary of the Board.

Likewise, at the same Board of Directors Meeting, the Directors’ Committee was elected under the requirements of Law No. 18,046 on Corporations and the Sarbanes-Oxley Act. The Directors’ Committee is composed of the following independent directors: Mr. Hernán Sommerville Senn (as Chairman), Mr. Patricio Gómez Sabaini and Mr. Domingo Cruzat Amunátegui (as Secretary).

The Board of Directors determined that Mr. Hernán Sommerville Senn is a financial expert for the Directors’ Committee of the Company.

a)                 Accounts receivable and payable and other transactions

•                      Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel.

•                      Other transactions

No transactions other than the payment of compensations have taken place between the Company and the members of the Board of Directors and key management personnel and other than transactions in the normal course of business-electricity supply.

b)                 Compensation for directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of the Company.

The compensation consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to shareholders of Enel Américas). Also, each member of the Board of Directors will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended. The breakdown of this compensation is as follows:

•                      UF 216 as a fixed monthly fee, and

•                      UF 79.2 as per diem for each Board meeting attended with a maximum of 16 sessions in total.

According to the provisions of the bylaws, the remuneration of the Board of Director Chairman will be twice that of a Director.

In the event a Director of Enel Américas participates in more than one Board of Directors of domestic or foreign subsidiaries and / or affiliated, or acts as director or consultant for other domestic or foreign companies or legal entities in which Enel Américas S.A. has direct or indirect interest, he/she may receive remuneration only in one of said Board of Directors or Management Boards.

The executive officers of Enel Américas S.A. and/or its domestic or foreign subsidiaries or affiliates will not receive remunerations or per diem allowances if acting as directors in any of the domestic or foreign Enel Américas S.A.’s subsidiaries, affiliates or investee in any way. Therefore, said remunerations or per diem allowances may be received by the executive officers as long as this is previously and expressly authorized as advance of their variable portion of remuneration by the corresponding companies with which they are associated through an employment contract.

Directors’ Committee:

Each member will be paid a monthly compensation, one part in a fixed monthly fee and another part dependent on meetings attended.

This compensation is broken down as follows:

•    UF 72.00 as a fixed monthly fee, in any event, and

•    UF 26.40 as per diem for each Board meeting attended.

The following tables show details of the compensation paid to the members of the Board of Directors of the Company for the three-month period ended March 31, 2019 and 2018:

			3-31-2019 (Unaudited)
Taxpayer ID				Enel Américas Board	Board of Subsidiaries	Directors’ Committee
No.	Name	Position	Period in position	ThUS$	ThUS$	ThUS$
Foreigner	Francisco de Borja Acha Besga (1)	Chairman	January - March 2019	—	—	—
Foreigner	José Antonio Vargas Lleras (2)	Vice Chairman	January - March 2019	—	—	—
Foreigner	Enrico Viale (4)	Director	January - March 2019	—	—	—
Foreigner	Livio Gallo (3)	Director	January - March 2019	—	—	—
4.132.185-7	Hernán Somerville Senn	Director	January - March 2019	37	—	12
Foreigner	Patricio Gómez Sabaini (5)	Director	January - March 2019	37	—	12
6.989.304-K	Domingo Cruzat Amunátegui (6)	Director	January - March 2019	37	—	12

	TOTAL			111	—	36

			3-31-2018 (Unaudited)
Taxpayer ID No.	Name	Position	Period in position	Enel Américas Board ThUS$	Board of Subsidiaries ThUS$	Directors’ Committee ThUS$
Foreigner	Francisco de Borja Acha Besga (1)	Chairman	January - March 2019	—	—	—
Foreigner	José Antonio Vargas Lleras (2)	Vice Chairman	January - March 2019	—	—	—
Foreigner	Enrico Viale (4)	Director	January - March 2019	—	—	—
Foreigner	Livio Gallo (3)	Director	January - March 2019	—	—	—
4.132.185-7	Hernán Somerville Senn	Director	January - March 2019	39	—	11
Foreigner	Patricio Gómez Sabaini (5)	Director	January - March 2019	39	—	11
6.989.304-K	Domingo Cruzat Amunátegui (6)	Director	January - March 2019	39	—	11

	TOTAL			117	—	33

(1)    On September 30, 2015, Mr. Francisco Borja Ascha Besga was appointed as Chairman, and he was again appointed as Chairman on April 29, 2016. He is not compensated.

(2)    Mr. José Antonio Vargas Lleras was appointed as Vice Chairman on April 29, 2016. He is not compensated.

(3)    Mr. Livio Gallo was designated as Director of the Board on April 28, 2016. He is not compensated.

(4)    Mr. Enrico Viale was appointed as Director of the Board on April 28, 2016. He is not compensated.

(5)    Mr. Patricio Gómez Sabaini was appointed as Director of the Board on April 28, 2016.

(6)    Mr. Domingo Cruzat Amunátegui was appointed as Director of the Board on April 28, 2016.

c)                  Guarantees given by the Company in favor of the directors

No guarantees have been given to the directors.

12.3    Compensation for key management personnel

a)                 Remunerations received by key management personnel

Taxpayer ID	Key Management Personnel
No.	Name	Position
Foreigner	Maurizio Bezzeccheri (1)	Chief Executive Officer
Foreigner	Aurelio Ricardo Bustilho de Oliveira (2)	Administration, Finance and Control Officer
Foreigner	Bruno Stella (3)	Planning and Control Officer
Foreigner	Raffaele Cutrignelli (4)	Internal Audit Officer
15.307.846-7	José Miranda Montecinos (5)	Communications Officer
6.973.465-0	Domingo Valdés Prieto	General Counsel and Secretary to the Board

Mr. José Miranda Montecinos and Mr. Domingo Valdés Prieto, are personnel of Enel Américas, exclusively compensated by Enel Chile S.A. who is the employer, but render executive services to the Company pursuant to an intercompany agreement between both entities.

(1)             Mr. Maurizio Bezzeccheri was appointed on August 1, 2018 as General Manager replacing Mr. Luca D’Agnese who resigned voluntarily, rendering services until July 31, 2018.

(2)             Mr. Aurelio Ricardo Bustilho de Oliveira was appointed on October 1, 2018 as Manager of Administration, Finance and Control replacing Mr. Paolo Pallotti who resigned voluntarily, rendering services until September 30, 2018.

(3)             Mr. Bruno Stella was appointed on July 1, 2018 as Planning and Control Manager replacing Mr. Emanuele Brandolini.

(4)             Mr. Raffaele Cutrignelli was appointed on October 1, 2016 as Internal Audit Manager.

(5)             Mr. José Miranda Montecinos was appointed on December 1, 2014 as Manager of Communications.

Incentive plans for key management personnel

Enel Américas has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Group. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

Compensation of key management personnel is the following:

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018
	ThUS$	ThUS$

Cash compensation	515	918
Short-term benefits for employees	18	1

Total	533	919

b)                 Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

12.4    Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the share price of the Company.

13.           INVENTORIES

The detail of inventories as of March 31, 2019 and December 31, 2018 is as follows:

	Balance as of
	3-31-2019 (Unaudited)	12-31-2018
Classes of Inventories	ThUS$	ThUS$

Supplies for Production	26,488	29,959
Oil	22,223	23,128
Coal	4,265	6,831
Spare parts	24,910	27,828
Electrical materials	308,335	281,611

Total	359,733	339,398

There are no inventories pledged as security for liabilities.

For the three-month period ended March 31, 2019 and 2018, raw materials and inputs recognized as fuel cost amount to ThUS$89,282 and ThUS$62,631, respectively (see Note 28).

For the three-month period ended March 31, 2019 and 2018  there have been no impairments recognized in inventories.

14.           CURRENT TAX ASSETS AND LIABILITIES

a)                 The detail of current tax receivables as of March 31, 2019 and December 31, 2018 is as follows:

	Balance as of
	3-31-2019 (Unaudited)	12-31-2018
Tax Receivables	ThUS$	ThUS$

Monthly provisional tax payments	48,658	44,798
Other	229	6,196

Total	48,887	50,994

b)                 The detail of current tax payables as of March 31, 2019 and December 31, 2018, is as follows:

	Balance as of
	3-31-2019 (Unaudited)	12-31-2018
Tax Payables	ThUS$	ThUS$

Income tax	182,082	192,924
Total	182,082	192,924

15.           INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

15.1. Investments accounted for using the equity method

a.                  The following tables present the changes in shareholders’ equity of the Group’s equity method investments during the three-month period ended March 31, 2019 and the year ended December 31, 2018:

Taxpayer ID				Functional	Ownership Interest	Balance as of 1-1-2019	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Argentine hyperinflationary economy	Balance as of 3-31-2019 (Unaudited)
No.	Associates and Joint Ventures	Relationship	Country	Currency	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreigner	Yacylec S.A.	Associate	Argentina	Argentine peso	22.22%	556	(481)	—	(139)	—	463	—	399
Foreigner	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	236	—	—	(33)	—	—	20	223
Foreigner	Central Termica Manuel Belgrano	Associate	Argentina	Argentine peso	25.60%	868	—	—	(119)	—	—	—	749
Foreigner	Central Termica San Martin	Associate	Argentina	Argentine peso	25.60%	931	—	—	(127)	—	—	—	804
Foreigner	Central Vuelta Obligado S.A.	Associate	Argentina	Argentine peso	40.90%	5	—	—	—	—	—	—	5
					TOTAL	2,596	(481)	—	(418)	—	463	20	2,180

Taxpayer ID				Functional	Ownership Interest	Balance as of 1-1-2018	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Argentine hyperinflationary economy	Balance as of 12-31-2018
No.	Associates and Joint Ventures	Relationship	Country	Currency	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreigner	Yacylec S.A.	Associate	Argentina	Argentine peso	22.22%	1,221	441	(1,145)	39	—	—	—	556
Foreigner	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	14	(160)		(258)	—	—	640	236
Foreigner	Central Termica Manuel Belgrano	Associate	Argentina	Argentine peso	25.60%	830	1,027	(453)	(536)	—	—	—	868
Foreigner	Central Termica San Martin	Associate	Argentina	Argentine peso	25.60%	671	1,144	(422)	(462)	—	—	—	931
Foreigner	Central Vuelta Obligado S.A.	Associate	Argentina	Argentine peso	40.90%	11	—	—	(6)	—	—	—	5
					TOTAL	2,747	2,452	(2,020)	(1,223)	—	—	640	2,596

b.                  Additional financial information on investments in associates:

•    Investments with significant influence

The following tables set forth financial information as of March 31, 2019 and December 31, 2018, from the Financial Statements of the investments in associates where the Group has significant influence:

	As of March 31, 2019 (Unaudited)
Investments with	Ownership Interest Direct / Indirect	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenue	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
Significant Influence	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Yacylec S.A.	22.22%	3,440	925	661	1,910	3,550	(3,082)	468	(626)	(158)

	As of December 31, 2018
Investments with	Ownership Interest Direct / Indirect	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenue	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
Significant Influence	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Yacylec S.A.	22.22%	2,914	732	1,032	110	2,984	(1,282)	1,702	179	1,881

None of our associates have published price quotations.

There are no significant commitments and contingencies, or restrictions to the availability of funds in associated companies and joint ventures.

16.           INTANGIBLE ASSETS OTHER THAN GOODWILL

The following table presents intangible assets other than Goodwill as of March 31, 2019 and December 31, 2018:

	3-31-2019 (Unaudited)	12-31-2018
Intangible Assets, Gross	ThUS$	ThUS$
Intangible Assets, Gross	10,352,671	10,257,585
Easements and water rights	54,644	61,445
Concessions	9,997,138	9,917,051
Development costs	14,293	13,928
Patents, registered trademarks and other rights	45,749	28,947
Computer software	238,894	234,419
Other identifiable intangible assets	1,953	1,795

	3-31-2019 (Unaudited)	12-31-2018
Intangible Assets, Amortization and Impairment	ThUS$	ThUS$
Accumulated Amortization and Impairment, Total	(4,529,939)	(4,430,296)
Easements and water rights	(22,138)	(18,210)
Concessions	(4,367,682)	(4,279,664)
Development costs	(10,065)	(9,673)
Patents, registered trademarks and other rights	(19,263)	(14,829)
Computer software	(109,085)	(106,201)
Other identifiable intangible assets	(1,706)	(1,719)

	3-31-2019 (Unaudited)	12-31-2018
Intangible Assets, Net	ThUS$	ThUS$
Intangible Assets, Net	5,822,732	5,827,289
Easements and water rights	32,506	43,235
Concessions, Net(1) (*)	5,629,456	5,637,387
Development costs	4,228	4,255
Patents, registered trademarks and other rights	26,486	14,118
Computer software	129,809	128,218
Other identifiable intangible assets	247	76

(1)     The detail of concessions is the following:

	3-31-2019 (Unaudited)	12-31-2018
Concession Holder	ThUS$	MUS$
Enel Distribución Río S.A. (ex Ampla)	731,584	716,210
Enel Distribución Ceará S.A. (ex Coelce)	572,539	586,767
CELG Distribución S.A.	1,499,097	1,500,934
Enel Distribución Sao Paulo S.A.	2,826,236	2,833,476

TOTAL	5,629,456	5,637,387

(*)     See Note 3.d.1.

The reconciliations of the carrying amounts of intangible assets during the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows:

	Development Costs	Easements	Concessions	Patents, Registered, Trademarks and Other Rights	Computer Software	Other Identifiable Intangible Assets	Intangible Assets, Net
Changes in Intangible Assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019	4,255	43,235	5,637,387	14,118	128,218	76	5,827,289
Changes in identifiable intangible assets:
Increases other than from business combinations	10	873	58,488	381	3,745	—	63,497
Increase (decrease) from foreign currency translation differences, net	91	1,012	(9,190)	402	(1,105)	3	(8,787)
Amortization	(128)	(346)	(119,376)	(915)	(3,787)	(17)	(124,569)
Increases (decreases) from transfers and other changes	—	(11,799)	—	11,972	(173)	—	—
Increases (decreases) from transfers	—	(11,799)	—	11,972	(173)	—	—
Disposals and removal from service	—	—	(3,451)	—	—	—	(3,451)
Removals from service	—	—	(3,451)	—	—	—	(3,451)
Argentine hyperinflationary economy	—	—	—	—	1,863	—	1,863
Other increases (decreases)	—	(469)	65,598	528	1,048	185	66,890
Total changes in identifiable intangible assets	(27)	(10,729)	(7,931)	12,368	1,591	171	(4,557)

Closing balance as of March 31, 2019 (Unaudited)	4,228	32,506	5,629,456	26,486	129,809	247	5,822,732

	Development Costs	Easements	Concessions	Patents, Registered, Trademarks and Other Rights	Computer Software	Other Identifiable Intangible Assets	Intangible Assets, Net
Changes in Intangible Assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	2,056	42,482	3,533,935	25,253	73,299	5,454	3,682,479
Changes in identifiable intangible assets:
Increases other than from business combinations	(23)	6,828	523,510	6,236	56,825	—	593,376
Acquisitions made through business combinations	—	—	2,914,866	—	—	—	2,914,866
Increase (decrease) from foreign currency translation differences, net	(275)	(5,172)	(840,315)	(1,132)	(20,753)	(7)	(867,654)
Amortization	(524)	(1,653)	(349,932)	(1,995)	(12,865)	(28)	(366,997)
Increases (decreases) from transfers and other changes	—	1,647	(1,506)	40	5,162	(5,343)	—
Increases (decreases) from transfers	—	1,647	(1,506)	40	5,162	(5,343)	—
Disposals and removal from service	—	—	(34,273)	—	—	—	(34,273)
Disposals	—	—	—	—	—	—	—
Removals from service	—	—	(34,273)	—	—	—	(34,273)
Argentine hyperinflationary economy	—	—	—	—	12,155	—	12,155
Other increases (decreases)	3,021	(897)	(108,898)	(14,284)	14,395	—	(106,663)
Total changes in identifiable intangible assets	2,199	753	2,103,452	(11,135)	54,919	(5,378)	2,144,810

Closing balance as of December 31, 2018	4,255	43,235	5,637,387	14,118	128,218	76	5,827,289

For the year ended March 31, 2019, the main additions to intangible assets for concessions for ThUS$58,488 mainly come from Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo S.A. and Enel Distribución Goiás for investments in networks and extensions in order to optimize their operation, so that to improve the efficiency and quality of the service level recoded under the item of concessions according to CINIIF 12 (see Note 3.d.1). For 2018, the main additions to intangible assets for a total of ThUS$523,510 mainly come from Enel Distribución Rio S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo S.A. and Enel Distribución Goiás.

Additions of intangible assets for the three-month period ended March 31, 2019 and the year ended December 31, 2018 amounted to ThUS$63,497 and ThUS$593,376, respectively.

The amortization of intangible assets amounted to ThUS$120,523 and ThUS$63,258 for the three-month period ended March 31, 2019 and 2018, respectively, which are presented net of PIS and COFINS taxes in the Brazilian subsidiaries.

The capitalization of borrowing costs for the three-month period ended March 31, 2019 and 2018 amounted to ThUS$3,199 and ThUS$0, respectively (See Note 32).

During the three-month period ended March 31, 2019 and 2018 the expenses for personnel directly related to constructions in progress were activated for the item of concessions for the amount of ThUS$24,298 and ThUS$16,657 respectively.

According to the estimates and projections of the Group management, the projections for the cash flows attributed to intangible assets allow recovering the net value of these assets recorded as of March 31, 2019 and December 31, 2018 (See Note 3.e).

As of March 31, 2019 and December 31, 2018, the Company has no intangible assets of indefinite useful life that can represent significant amounts.

17.           GOODWILL

The following table sets forth goodwill by cash-generating unit or group of cash-generating units to which it belongs and changes for the three-month period ended March 31, 2019 and the year ended December 31, 2018:

		Opening balance 1-1-2018	Business combinations	Foreign Currency Translation	Argentine hyperinflationary economy	Closing balance 12-31-2018	Business combinations	Foreign Currency Translation	Argentine hyperinflationary economy	Closing balance 3-31-2019 (Unaudited)
Company	Cash Generating Unit	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Enel Distribución Río S.A. (ex Ampla)	Enel Distribución Río S.A.	256,658	—	(37,278)	—	219,380	—	(356)	—	219,024
Compañía Distribuidora y Comercializadora de Energía S.A.	Compañía Distribuidora y Comercializadora de Energía S.A.	14,514	—	(1,171)	—	13,343	—	367	—	13,710
Enel Generación El Chocón S.A.	Enel Generación El Chocón S.A.	5,556	—	(17,227)	37,926	26,255	—	(3,583)	2,232	24,904
Enel Distribución Perú S.A.	Enel Distribución Perú	71,298	—	(2,951)	—	68,347	—	1,216	—	69,563
EGP Cachoeira Dourada S.A.	EGP Cachoeira Dourada S.A.	94,114	—	(13,673)	—	80,441	—	(130)	—	80,311
Enel Generación Perú S.A.	Enel Generación Perú	134,197	—	(5,554)	—	128,643	—	2,290	—	130,933
Emgesa S.A. E.S.P.	Emgesa S.A. E.S.P.	6,421	—	(519)	—	5,902	—	163	—	6,065
Enel Perú S.A.	Enel Distribución Perú	21	—	(1)	—	20	—	—	—	20
Enel Brasil S.A.	Enel Brasil S.A.	1,195	—	(174)	—	1,021	—	(2)	—	1,019
Enel Distribución Ceará S.A. (ex Coelce)	Enel Distribución Ceará S.A.	129,201	—	(18,772)	—	110,429	—	(179)	—	110,250
Enel Distribución Sao Paulo	Enel Distribución Sao Paulo	—	563,858	(12,069)	—	551,789	—	(896)	—	550,893

Total		713,175	563,858	(109,389)	37,926	1,205,570	—	(1,110)	2,232	1,206,692

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the cash-generating units or groups of cash-generating units, to which the acquired goodwill has been allocated, allow the recovery of its carrying amount as of March 31, 2019 (see Note 3.e).

The origin of the goodwill is detailed below:

1.                  Enel Distribución Rio S.A. (formerly Ampla Energia e Serviços S.A.)

On November 20, 1996, the Company and Enel Distribución Chile S.A. (formerly named Chilectra S.A.), together with Endesa, S.A. and Electricidad de Portugal, acquired a controlling equity interest in Cerj S.A. (now Ampla Energía) of Rio de Janeiro in Brazil. The Company and Enel Distribución Chile S.A. together acquired 42% of the total shares in an international public bidding process held by the Brazilian government. The Company and Enel Distribución Chile S.A. also acquired an additional 18.5% on December 31, 2000, as such, holding, directly and indirectly, a total 60.5% ownership interest.

2.                  Enel Distribución Ceará S.A. (formerly Compañía Energética Do Ceará S.A.)

Between 1998 and 1999, the Company and our former subsidiary Enel Distribución Chile S.A., together with Endesa, S.A., acquired Compañía de Distribución Eléctrica del Estado de Ceará (now named Enel Distribución Ceará S.A.) in northeast Brazil in an international public bidding process held by the Brazilian government.

3.                  Compañía Distribuidora y Comercializadora de Energía S.A. (Codensa)

On October 23, 1997, Enel Américas S.A. and our former subsidiary Enel Distribución Chile S.A., together with Endesa, S.A., acquired a 48.5% equity interest in Codensa, a company that distributes electricity in Santa Fé de Bogotá in Colombia. The acquisition took place through an international public bidding process held by the Colombian government.

4.                  Enel Generación El Chocón S.A.

On August 31, 1993, Enel Generación Chile S.A. (formerly known as Endesa Chile) acquired a 59% equity interest of Enel Generación El Chocón S.A. in an international public bidding process held by the Argentine government.

5.                  Enel Distribución Perú S.A.

On October 15, 2009, in a transaction on the Lima Stock Exchange, the Company acquired an additional 24% interest in Enel Distribución Perú S.A.

6.                  EGP Cachoeira Dourada S.A.

On September 5, 1997, our former subsidiary Enel Generación Chile S.A. acquired 79% of EGP Cachoeira Dourada S.A. in the state of Goiás in a public bidding process held by the Brazilian government.

7.                  Enel Generación Perú S.A. (formerly Edegel S.A.A.)

On October 9, 2009, in a transaction on the Lima Stock Exchange in Peru, our former subsidiary Enel Generación Chile S.A. acquired an additional 29.3974% equity interest in Enel Generación Perú S.A.

8.                  Emgesa S.A. E.S.P.

On October 23, 1997, our former subsidiary Enel Generación Chile S.A., together with Endesa, S.A., acquired a 48.5% equity interest in Emgesa S.A. E.S.P. in Colombia. The acquisition was made in an international public bidding process held by the Colombian government.

9.                  Enel Distribución Sao Paulo S.A.

On June 7, 2018, our subsidiary Enel Brasil acquired majority stock ownership in Enel Distribución Sao Paulo S.A. (see Note 6.1).

18.           PROPERTY, PLANT AND EQUIPMENT

The following table sets forth the property, plant and equipment as of March 31, 2019 and December 31, 2018:

	3-31-2019 (Unaudited)	12-31-2018
Classes of Property, Plants and Equipment, Gross	ThUS$	ThUS$
Property, Plants and Equipment, Gross	15,920,541	15,700,505
Construction in progress	1,193,880	1,059,070
Land	166,902	163,660
Buildings	493,816	284,496
Plant and equipment	7,185,365	7,318,697
Network Infrastructure	6,145,285	6,210,147
Fixtures and fittings	399,657	413,689
Right-of-use assets	335,636	250,746

Classes of Accumulated Depreciation and Impairment in Property,	3-31-2019 (Unaudited)	12-31-2018
Plants and Equipment	ThUS$	ThUS$
Total Accumulated Depreciation and Impairment in Property, Plants and Equipment	(7,071,556)	(7,013,678)
Buildings	(234,322)	(147,041)
Plant and equipment	(3,531,208)	(3,596,514)
Network Infrastructure	(2,998,283)	(2,984,132)
Fixtures and fittings	(224,725)	(218,600)
Right-of-use assets	(83,018)	(67,391)

	3-31-2019 (Unaudited)	12-31-2018
Classes of Property, Plants and Equipment, Net	ThUS$	ThUS$
Property, Plants and Equipment, Net	8,848,985	8,686,827
Construction in progress	1,193,880	1,059,070
Land	166,902	163,660
Buildings	259,494	137,455
Plant and equipment	3,654,157	3,722,183
Network Infrastructure	3,147,002	3,226,015
Fixtures and fittings	174,932	195,089
Right-of-use assets	252,618	183,355

The detail and changes in property, plant, and equipment during the period of three months ended March 31, 2019 and the year ended December 31, 2018 are as follows:

	Construction in Progress	Land	Buildings	Plant and Equipment	Network Infrastructure	Fixtures and Fittings	Right-of-use assets	Property, Plant and Equipment, Net
Changes in 2019	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019 before application of IFRS 16	1,059,070	163,660	137,455	3,722,183	3,226,015	195,089	183,355	8,686,827
Effects first application IFRS 16	—	—	—	—	—	—	74,953	74,953
Opening balance as of January 1, 2019 after application of IFRS 16	1,059,070	163,660	137,455	3,722,183	3,226,015	195,089	258,308	8,761,780
Changes
Increases other than from business combinations	145,373	400	—	82	—	—	—	145,855
Increases (decreases) from foreign currency translation differences, net	(41,834)	1,851	(1,253)	51,842	(96,277)	(16,346)	3,251	(98,766)
Depreciation	—	—	(2,792)	(47,697)	(47,492)	(9,676)	(9,964)	(117,621)
Increases (decreases) from transfers and other changes	(35,779)	808	3,041	(9,394)	21,190	20,134	—	—
Increases (decreases) from transfers	(35,779)	808	3,041	(9,394)	21,190	20,134	—	—
Increases (decreases) from transfers from construction in progress	(35,779)	808	3,041	(9,394)	21,190	20,134	—	—
Disposals and removal from service	—	—	(13)	(249)	(1,173)	(185)	—	(1,620)
Removals	—	—	(13)	(249)	(1,173)	(185)	—	(1,620)
Argentine hyperinflationary economy	50,097	201	2,333	24,180	72,958	1,185	—	150,954
Other increases (decreases)	16,953	(18)	120,723	(86,790)	(28,219)	(15,269)	1,023	8,403
Total changes	134,810	3,242	122,039	(68,026)	(79,013)	(20,157)	(5,690)	87,205
Closing balance as of March 31, 2019 (Unaudited)	1,193,880	166,902	259,494	3,654,157	3,147,002	174,932	252,618	8,848,985

	Construction in Progress	Land	Buildings	Plant and Equipment	Network Infrastructure	Fixtures and Fittings	Right-of-use assets	Property, Plant and Equipment, Net
Changes in 2018	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	829,559	155,485	127,557	3,951,823	2,731,597	113,083	183,363	8,092,467
Changes
Increases other than from business combinations	795,114	2,781	—	10,505	—	11,325	3,342	823,067
Acquisitions through business combinations	—	—	—	—	—	—	18,036	18,036
Increases (decreases) from foreign currency translation differences, net	(248,533)	(21,014)	(28,793)	(443,320)	(850,680)	(26,004)	(8,610)	(1,626,954)
Depreciation	—	—	(6,969)	(275,444)	(194,488)	(23,311)	(11,220)	(511,432)
Impairment (losses) reversals recognized in profit or loss	—	—	—	66,988	—	—	—	66,988
Increases (decreases) from transfers and other changes	(555,758)	5,203	7,625	174,583	274,079	97,063	(2,795)	—
Increases (decreases) from transfers	(555,758)	5,203	7,625	174,583	274,079	97,063	(2,795)	—
Increases (decreases) from transfers from construction in progress	(555,758)	5,203	7,625	174,583	274,079	97,063	(2,795)	—
Disposals and removal from service	(354)	(836)	(5)	(11,016)	(6,323)	(551)	(251)	(19,336)
Disposals	—	(820)	(5)	—	—	(59)	—	(884)
Removals	(354)	(16)	—	(11,016)	(6,323)	(492)	(251)	(18,452)
Decreases to be classified as maintained to distribute to owners	—	—	—	(5,825)	—	—	—	(5,825)
Argentine hyperinflationary economy	221,193	22,045	37,959	260,229	1,246,868	8,194	—	1,796,488
Other increases (decreases)	17,849	(4)	81	(6,340)	24,962	15,290	1,490	53,328
Total changes	229,511	8,175	9,898	(229,640)	494,418	82,006	(8)	594,360
Closing balance as of December 31, 2018	1,059,070	163,660	137,455	3,722,183	3,226,015	195,089	183,355	8,686,827

Additional information on property, plants and equipment, net

a)                 Main investments

The main additions to property, plant and equipment correspond to investments in operating plants and new projects for ThUS$145,855 and ThUS$823,067 for the three-month period ended March 31, 2019 and for the year ended December 31, 2018, respectively.

In the generation business, investments in combined cycle power and hydroelectric power stations in the subsidiaries Enel Generación Perú S.A., Emgesa and Enel Generación Costanera, should be mentioned comprising additions for the three-month period ended March 31, 2019 for ThUS$20,815 (for the year ended December 31, 2018 investments in combined cycle and hydroelectric power stations in the subsidiaries Enel Generación Perú S.A., Emgesa and Enel Generación Costanera for ThUS$283,241 should be mentioned), while in the distribution business, the biggest investments carried out correspond to extensions and networks to optimize their operation in order to improve the efficiency and quality of the service level, for ThUS$121,869 for the three-month period ended March 31, 2019 (ThUS$538,025 for the year ended December 31, 2018).

The depreciation of property, plant and equipment amounted ThUS$117,621 and ThUS$103,390 for the three-month period ended March 31, 2019 and 2018, respectively which are presented net of PIS and COFINS taxes in the Brazilian subsidiaries.

b)                 Capitalized cost

b.1)       Capitalized financial expenses

The capitalized cost for financial expenses for the three-month period ended March 31, 2019 and 2018 amounted to ThUS$1,413 and ThUS$1,192, respectively (see Note 32). The average funding rate mainly depends on the geographic area and amounted to 7.78% and 6.93% as of March 31, 2019 and 2018, respectively.

b.2)       Capitalized personnel expenses

The capitalized cost for personnel expenses directly related to constructions in progress for the three-month period ended March 31, 2019 and 2018 amounted to ThUS$19,399 and ThUS$22,455, respectively.

c)                  Right-of-use assets

The detail of the right-of-use assets as of March 31, 2019 corresponds to the following:

	Land	Buildings	Other Plants and Equipments	Right-of-use assets, Net
Changes in 2019	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019 before application of IFRS 16	—	1,424	181,931	183,355
Effects first application IFRS 16	3,448	50,840	20,665	74,953
Opening balance as of January 1, 2019 after application of IFRS 16	3,448	52,264	202,596	258,308
Increases (decreases) from foreign currency translation differences, net	33	321	2,897	3,251
Depreciation	(150)	(3,357)	(6,457)	(9,964)
Other increases (decreases)	—	24,956	(23,933)	1,023
Total changes	(117)	21,920	(27,493)	(5,690)
Closing balance as of March 31, 2019 (Unaudited)	3,331	74,184	175,103	252,618

As of March 31, 2019 and December 31, 2018, the main lease liabilities are the following:

•                     Lease contract with Banco de Crédito de Perú for a 9-year term at a fixed rate of 5.8% in US dollars and with quarterly amortizations as from March 31, 2014. This lease was signed to finance the Unit of “Cold generation reserve”. This contract qualified as a financial liability as of December 31, 2018 and March 31, 2019 by applying IAS 17 and IFRS 16, respectively.

•                     On July 21, 2016 a lease contract was signed with the Banco de Crédito de Perú has for a 5-year term at a fixed rate of 3.68% in US dollars and with quarterly amortizations as from the second half of 2018. This lease was signed to finance a compressor and a natural gas station for the Unit of “Cold generation reserve” of the Malacas thermal power plant (TG5). This contract qualified as a  financial liability as of December 31, 2018 and March 31, 2019 by applying IAS 17 and IFRS 16, respectively.

•                     Lease contract entered into on December 16, 2015 with Scotiabank for a 6 and a half-year term at a fixed rate of 3.75% in US dollars and with quarterly amortizations as from September 2017. This lease was signed to finance the new TG-6 turbine for the Malacas thermal power plant (TG6). This contract qualified as a financial liability as of December 31, 2018 and March 31, 2019 by applying IAS 17 and IFRS 16, respectively.

The present value of the future payments resulting from said contracts is the following:

	3-31-2019 (Unaudited)			12-31-2018
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Less than one year	79,636	11,098	68,538	39,300	3,633	35,667
From one to two years	82,679	7,645	75,034	56,641	5,031	51,610
From two to three years	21,169	4,937	16,232	22,813	2,026	20,787
From three to four years	15,873	3,738	12,135	11,518	1,895	9,623
From four to five years	7,815	2,204	5,611	3,727	1,143	2,584
More than five years	14,975	3,199	11,776	2,662	960	1,702
Total	222,147	32,821	189,326	136,661	14,688	121,973

d)                 Short-term and low cost lease

The consolidated income statement for the three-month period ended March 31, 2019 includes expenses of ThUS$2,075, related to short term lease payments underlying assets that are exempted from the application of IFRS 16 (see Notes 2.2.a.i. and 3.f). As of March 31, 2018, the amount recorded in profit or loss was ThUS$ 6,770, from the lease contracts of assets qualified as operating leases according to IAS 17.

As of March 31, 2019 the total future short term lease payments under those contracts are as follows:

3-31-2019 (Unaudited)
ThUS$
Less than one year	967
From one to two years	649
From two to three years	798
From three to four years	726
From four to five years	456
More than five years	1,009
Total	4,605

e)              Other information

i)                     As of March 31, 2019, the Group had contractual commitments for the acquisition of property, plants and equipment amounting to ThUS$681,884 (ThUS$440,385 as of December 31, 2018).

ii)                  As of March 31, 2019, the Group had property, plants and equipment pledged as security for liabilities for ThUS$6,339 (ThUS$7,692 as of December 31, 2018) (see Note 34.1).

iii)               The Company and its foreign subsidiaries have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million (ThUS$1,123,250) limit in the case of generating companies and a €50 million (ThUS$56,163) limit for distribution companies, including business interruption coverage. Additionally, the Company has Civil Liability insurance to meet claims from third parties with a €500 million (ThUS$561,625) limit. The premiums associated with these policies are presented proportionally for each company under the line item “Prepaid expenses”.

iv)              The Argentine subsidiary, Empresa Distribuidora Sur S.A., has its financial equilibrium seriously affected by the delay in the compliance with certain points of the Acta de Acuerdo agreement signed with the Argentine Government, particularly the twice-yearly rate adjustments recognized through the cost-monitoring mechanism (MMC) and the establishment of a Comprehensive Rate Review (RTI in its Spanish acronym) as provided for in this agreement.

At the end of 2011, the Group recognized an impairment loss in property, plants and equipment from Empresa Distribuidora Sur S.A. As of December 31, 2017, the amount was completely reversed for ThUS$54,819 (see Note 3.e).

v)                 In Enel Generación Costanera, as a result of the application of IAS 29 - Financial Information in Hyperinflationary Economies (see Note 7), the book value of property, plant and equipment as of January 1, 2018 exceeded its recoverable value, which resulted in a deterioration of ThUS$162,274 (equivalent to ThAr$3,102,739 at the exchange rate of that date). At the end of fiscal year 2018, Enel Generación Costanera recorded a partial reversal of the aforementioned impairment of ThUS$70,513 (equivalent to ThAr$2,656,082 at the exchange rate at the end of 2018), which was recognized in the results for the year, mainly as a result of the positive impact that the depreciation of the Argentine peso had on the company’s income (revenues are denominated in U.S. dollars).

19.           INCOME TAX AND DEFERRED TAXES

a)                 Income taxes

The following table presents the components of the income tax expense/(benefit) recognized in the consolidated statement of comprehensive income for the three-month period ended March 31, 2019 and 2018:

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Current Income Tax and Adjustments to Current Income Tax for Previous Periods	ThUS$	ThUS$
Current income tax	(186,579)	(179,455)
Tax benefit from tax losses, tax credits or temporary differences not previously recognized for the current period (current tax credits and/or benefits)	1,287	4,874
Adjustments to current tax from the previous period	8,058	7,812
Benefit / (expense) from deferred taxes due to changes in tax rates or the introduction of new taxes	—	20
Other current tax benefit / (expense)	5,916	283

Current tax expense, net	(171,318)	(166,466)

Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	15,357	(3,408)
Adjustments to deferred taxes from the previous period	—	(547)
Total deferred tax benefit / (expense)	15,357	(3,955)

Income tax expense, continuing operations	(155,961)	(170,421)

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recognized in the consolidated statement of comprehensive income for the three-month period ended March 31, 2019 and 2018:

		3-31-2019 (Unaudited)		3-31-2018 (Unaudited)
Reconciliation of Tax Expense	Tax Rate	ThUS$	Tax Rate	ThUS$

ACCOUNTING INCOME BEFORE TAX		471,955		503,857

Total tax income (expense) using statutory rate	(27.00)%	(127,427)	(27.00)%	(136,039)
Tax effect of rates applied in other countries	(5.26)%	(24,846)	(7.92)%	(39,901)
Tax effect of non-taxable operations and benefits from tax losses and tax credits	13.92%	65,717	4.93%	24,818
Tax effect of non-tax-deductible expenses	(16.41)%	(77,463)	(5.27)%	(26,564)
Adjustments for prior periods deferred taxes	1.71%	8,058	1.55%	7,812
Tax effect of adjustments to taxes in previous periods	0%	—	(0.11)%	(547)
Total adjustments to tax expense using statutory rate	(6.05)%	(28,534)	(6.82)%	(34,382)

Income tax benefit (expense), continuing operations	(33.05)%	(155,961)	(33.82)%	(170,421)

The main temporary differences are described below.

b)                 Deferred taxes

The table below shows the balances of the deferred tax assets and liabilities presented in the consolidated statement of financial position at March 31, 2019 and December 31, 2018:

	March 31, 2019 (Unaudited)		December 31, 2018
	Assets	Liabilities	Assets	Liabilities
Assets/(Liabilities) for Deferred Taxes	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	30,018	(369,942)	12,514	(362,295)
Amortizations	6,993	(24,159)	7,206	(24,400)
Obligations for post-employment benefits	371,576	(154)	374,105	(154)
Revaluations of financial instruments	3,179	(8,300)	3,290	(8,364)
Tax loss	262,548	—	258,589	—
Provisions	659,839	(229,639)	803,708	(210,459)
Provision for Civil Contingencies	129,607	—	256,544	—
Provision Contingencies Workers	32,829	—	32,360	—
Provision uncontainable accounts	234,817	—	235,875	—
Provision of Human Resources accounts	10,630	—	14,730	—
Financial assets IFRIC 12	—	(199,628)	—	(196,683)
Other Provisions	251,956	(30,011)	264,199	(13,776)
Other Deferred Taxes	408,296	(1,210,784)	271,041	(1,237,814)
Amortization PPA - CELG	—	(677,173)	—	(682,399)
Monetary Correction - Argentina	—	(245,457)	—	(265,047)
Other Deferred Taxes	408,296	(288,154)	271,041	(290,368)
Deferred taxes Assets/(Liabilities) before compensation	1,742,449	(1,842,978)	1,730,453	(1,843,486)
Compensation deferred taxes Assets/Liabilities	(1,311,494)	1,311,494	(1,297,416)	1,297,416
Deferred taxes Assets/(Liabilities) after compensation	430,955	(531,484)	433,037	(546,070)

The origin and changes in deferred tax assets and liabilities as of March 31, 2019 and December 31, 2018 are as follows:

		Movements
				Acquisitions
			Recognized in	Through	Foreign currency		Net balance as of
	Net balance as of	Recognized in	comprehensive	Business	translation	Other increases	March 31, 2019
	January 1, 2019	profit or loss	income	Combinations	difference	(decreases)	(Unaudited)
Deferred Taxes Assets/(Liabilities)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	(349,781)	15,490	—	—	(4,797)	(836)	(339,924)
Amortizations	(17,194)	31	—	—	(3)	—	(17,166)
Obligations for post-employment benefits	373,951	(2,220)	—	—	(401)	92	371,422
Revaluations of financial instruments	(5,074)	281	(359)	—	42	(11)	(5,121)
Tax loss	258,589	4,449	—	—	151	(641)	262,548
Provisions	593,249	(165,664)	—	—	(3,043)	5,658	430,200
Provision for Civil Contingencies	256,544	(130,467)	—	—	3,530	—	129,607
Provision Contingencies Workers	32,360	519	—	—	(50)	—	32,829
Provision for doubtful trade accounts	235,875	(821)	—	—	(1,911)	1,674	234,817
Provision of Human Resources accounts	14,730	(4,275)	—	—	175	—	10,630
Financial assets IFRIC 12	(196,683)	(3,175)	—	—	230	—	(199,628)
Other Provisions	250,423	(27,445)	—	—	(5,017)	3,984	221,945
Other Deferred Taxes	(966,773)	162,990	—	—	25,734	(24,439)	(802,488)
Amortization PPA - (Enel Distribución Goias and Sao Paulo)	(682,399)	4,277	—	—	949	—	(677,173)
Monetary Correction - Argentina	(265,047)	14,837	—	—	29,309	(24,556)	(245,457)
Other Deferred Taxes	(19,327)	143,876	—	—	(4,524)	117	120,142
Deferred Taxes Assets/(Liabilities)	(113,033)	15,357	(359)	—	17,683	(20,177)	(100,529)

				Movements
	Net balance as of	Effects first
	January 1, 2018	application	Net balance as of
	before the	IFRS 9 and	January 1, 2018		Recognized in	Acquisitions	Foreign currency
	application of	IFRS 15 and	after application of	Recognized in	comprehensive	Through Business	translation	Other increases	Net balance as of
	IFRS 9	IAS 29	IFRS 9	profit or loss	income	Combinations	difference	(decreases)	December 31, 2018
Deferred Taxes Assets/(Liabilities)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	(332,221)	26	(332,195)	(25,314)	—	—	27,654	(19,926)	(349,781)
Amortizations	(20,766)	—	(20,766)	145	—	—	2,937	490	(17,194)
Obligations for post-employment benefits	83,769	—	83,769	1,362	59,036	262,299	(31,463)	(1,052)	373,951
Revaluations of financial instruments	3,278	—	3,278	(8,149)	1,103	—	(85)	(1,221)	(5,074)
Tax loss				274,706	—	—	(16,117)	—	258,589
Provisions	144,318	5,626	149,944	120,906	—	340,549	(70,557)	52,407	593,249
Provision for Civil Contingencies	46,147	—	46,147	7,183	—	218,400	(14,989)	(197)	256,544
Provision Contingencies Workers	33,669	—	33,669	(705)	—	—	(540)	(64)	32,360
Provision for doubtful trade accounts	99,420	5,626	105,046	111,533	—	34,765	(15,218)	(251)	235,875
Provision of Human Resources accounts	4,782	—	4,782	6,685	—	4,028	(870)	105	14,730
Financial assets IFRIC 12	(119,729)	—	(119,729)	(30,739)	—	(54,965)	7,689	1,061	(196,683)
Other Provisions	80,029	—	80,029	26,949	—	138,321	(46,629)	51,753	250,423
Other Deferred Taxes	(133,318)	(302,459)	(435,777)	(130,901)	5	(542,490)	216,005	(73,615)	(966,773)
Amortization PPA - CELG	(134,830)	—	(134,830)	12,105	—	(616,685)	54,726	2,285	(682,399)
Monetary Correction - Argentina	(2,883)	(302,459)	(305,342)	(111,518)	—	—	151,813	—	(265,047)
Other Deferred Taxes	4,395	—	4,395	(31,488)	5	74,195	9,466	(75,900)	(19,327)
Deferred Taxes Assets/(Liabilities)	(254,940)	(296,807)	(551,747)	232,755	60,144	60,358	128,374	(42,917)	(113,033)

Recovery of deferred tax assets will depend on whether sufficient taxable profits are obtained in the future. The Company’s management believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

c)                  As of March 31, 2019, the Group has not recognized deferred tax assets related to tax losses carry forward for ThUS$40,277 (ThUS$26,244 as of December 31, 2018) (see Note 3.p).

The Group has not recognized deferred tax liabilities for taxable temporary differences relating to investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of March 31, 2019, the aggregate amount of taxable temporary differences relating to investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized were ThUS$2,648,632 (ThUS$2,553,012 as of December 31, 2018). On the other hand, the total amount of deductible temporary differences relating to investments in subsidiaries and joint ventures for which as of March 31, 2019, it is probable that will not reverse in the foreseeable future or there will be not sufficient taxable profits in the future to recover such temporary differences were, ThUS$2,530,589 (ThUS$2,487,133 as of December 31, 2018).

The Group companies are potentially subject to income tax audits by the tax authorities of each country in which the Group operates. Such tax audits are limited to a number of annual tax periods and once these have expired, audits of these periods can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The following table presents a summary of tax years potentially subject to examination:

Country	Period
Chile	2015-2017
Argentina	2013-2017
Brasil	2013-2017
Colombia	2015-2017
Peru	2014-2017

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, the Company’s Management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the Group companies’ future results.

The effects of deferred taxes on the components of other comprehensive income attributable to both controlling and non-controlling interests for the three-month period ended March 31, 2019 and 2018, are as follows:

	March 31, 2019 (Unaudited)			March 31, 2018 (Unaudited)
	Amount before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount before Tax	Income Tax Expense (Benefit)	Amount After Tax
Effects of Deferred Tax on the Components of Other	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Financial Assets measured at fair value with changes in other comprehensive income	(37)	—	(37)	(22)	—	(22)
Cash flow hedges	1,534	(474)	1,060	(3,987)	2,088	(1,899)
Foreign currency translation	(91,662)	—	(91,662)	114,276	—	114,276

Components of other comprehensive income	(90,165)	(474)	(90,639)	110,267	2,088	112,355

The movements in deferred taxes for the components of other comprehensive income for the three-month period ended March 31, 2019 and 2018, are as follows:

Reconciliation of changes in deferred taxes of components of other	March 31, 2019 (Unaudited)	March 31, 2018 (Unaudited)
comprehensive income	ThUS$	ThUS$

Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	(359)	1,049
Income tax of changes in cash flow hedge transactions	(115)	1,039
Total income tax relating to components of other comprehensive income	(474)	2,088

d)                 In Colombia, Law No. 1943 of 2018 modified the income tax rate from the taxable year of 2019 defining the following rates: year 2019 33%, year 2020 32%, year 2021 31%, year 2022 and following 30%. This affects the taxable income obtained during each year. The effect of temporary differences involving the payment of a lower or higher income tax in the current year is accounted as deferred tax credit or debit, respectively, at the tax rates when differences are reversed (33% for 2019, 32% for 2020, 31% for 2021 and 30% as from 2022), provided that there are reasonable expectations that such differences will be reversed in the future and also for the assets, which at that time should be generating sufficient taxable income.

As a result of this increase in rates, the Colombian subsidiaries recognized as of December 31, 2018 variations in their deferred tax assets and liabilities. The net charge to results amounted to ThUS$ 4,662.

20.  OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of March 31, 2019 and December 31, 2018, is as follows:

	March 31, 2019 (Unaudited)		December 31, 2018
	Current	Non-Current	Current	Non-Current
Other Financial Liabilities	ThUS$	ThUS$	ThUS$	ThUS$

Interest-bearing borrowings	1,529,301	5,212,320	1,642,504	4,621,855
Hedging derivatives (*)	3,581	—	5,595	13
Non-hedging derivatives (**)	947	—	—	—

Total	1,533,829	5,212,320	1,648,099	4,621,868

(*)         See Note 22.2.a.

(**)  See Note 22.2.b.

20.1    Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of March 31, 2019 and December 31, 2018 is as follows:

	March 31, 2019 (Unaudited)		December 31, 2018
	Current	Non-Current	Current	Non-Current
Classes of Interest-Bearing Borrowings	ThUS$	ThUS$	ThUS$	ThUS$

Secured bank loans	463,975	1,000,680	358,314	551,948
Unsecured bank loans	494,322	52,593	683,339	302,308
Unsecured obligations	392,914	2,989,533	441,946	2,626,127
Secured obligations	60,550	921,541	67,805	922,721
Leases liabilities	68,538	120,788	35,667	86,306
Other obligations	49,002	127,185	55,433	132,445

Total	1,529,301	5,212,320	1,642,504	4,621,855

Bank loans by currency and contractual maturity as of March 31, 2019 and December 31, 2018 are as follows:

•                     Summary of bank loans by currency and maturity

					Current			Non-Current
					Maturity			Maturity					Total Non-
						Three to	Total Current						Current
		Effective	Nominal		One to three	twelve	3-31-2019	One to two	Two to three	Three to	Four to	More than	3-31-2019
		Interest	Interest	Secured /	months	months	(Unaudited)	years	years	four years	five years	five years	(Unaudited)
Country	Currency	Rate	Rate	Unsecured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	US$	4.99%	3.36%	Unsecured	355,327	—	355,327	—	—	—	—	—	—
Chile	Ch$	6.00%	6.00%	Unsecured	1	—	1	—	—	—	—	—	—
Peru	PS$	4.16%	4.10%	Unsecured	41	—	41	—	22,587	—	—	—	22,587
Argentina	Ar$	0.00%	0.00%	Unsecured	6	—	6	—	—	—	—	—	—
Brazil	US$	4.91%	4.47%	Secured	44,607	306,459	351,066	361,425	180,335	—	—	2,787	544,547
Brazil	R$	9.36%	9.13%	Secured	28,692	73,888	102,580	239,002	79,100	49,407	16,040	34,616	418,165
Brazil	US$	9.18%	9.17%	Unsecured	20,542	—	20,542	—	—	—	—	—	—
Brazil	R$	6.93%	6.75%	Unsecured	951	19,320	20,271	—	—	—	—	—	—
Colombia	CP$	6.32%	6.22%	Secured	5,583	4,746	10,329	9,492	9,492	9,492	9,492	—	37,968
Colombia	CP$	6.08%	5.93%	Unsecured	29,592	68,542	98,134	28,995	1,011	—	—	—	30,006

Total					485,342	472,955	958,297	638,914	292,525	58,899	25,532	37,403	1,053,273

					Current			Non-Current
					Maturity			Maturity
						Three to							Total Non-
		Effective	Nominal		One to three	twelve	Total Current	One to two	Two to three	Three to	Four to	More than	Current
		Interest	Interest	Secured /	months	months	12-31-2018	years	years	four years	five years	five years	12-31-2018
Country	Currency	Rate	Rate	Unsecured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	US$	4.99%	3.36%	Unsecured	—	352,387	352,387	—	—	—	—	—	—
Chile	Ch$	6.00%	6.00%	Unsecured	1	—	1	—	—	—	—	—	—
Peru	US$	3.52%	3.40%	Unsecured	424	—	424	—	—	—	—	—	—
Peru	PS$	3.78%	3.75%	Unsecured	35	25,857	25,892	—	22,192	—	—	—	22,192
Brazil	US$	4.36%	4.35%	Secured	7,818	303,104	310,922	271,452	203,283	—	—	—	474,735
Brazil	R$	8.36%	8.20%	Secured	34,829	3,229	38,058	8,145	11,471	11,677	7,728	1,239	40,260
Brazil	US$	5.36%	5.35%	Unsecured	76,156	—	76,156	—	—	—	—	2,776	2,776
Brazil	R$	8.84%	8.79%	Unsecured	41,402	89,825	131,227	83,115	74,681	41,167	11,582	36,462	247,007
Colombia	CP$	6.37%	6.27%	Secured	—	9,334	9,334	4,619	9,238	9,238	9,238	4,620	36,953
Colombia	CP$	6.21%	6.06%	Unsecured	66,549	30,703	97,252	28,604	1,729	—	—	—	30,333

Total					227,214	814,439	1,041,653	395,935	322,594	62,082	28,548	45,097	854,256

•                     Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of March 31, 2019 was ThUS$1,984,467 (ThUS$1,856,032 as of December 31, 2018). The borrowings have been classified as Level 2 fair value measurement based on the entry data used in the valuation techniques (see Note 3.h).

•                      Identification of bank borrowings by company

											March 31, 2019 (Unaudited)
											Current			Non-Current
Taxpayer ID			Taxpayer ID				Effective	Nominal			Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Financial Institution	Country	No.	Financial Institution	Country	Currency	Interest Rate	Interest Rate	Amortization	Secured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BRADESCO (CONTA GARANTIDA)	Brazil	US$	9.18%	9.17%	At Maturity	No	20,543	—	20,543	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	CITIBANK TRADE 53543 (III)	U.S.A	US$	4.44%	4.06%	At Maturity	Yes	37,977	—	37,977	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ITAU BBA INTERNATIONAL PLC	United Kingdom	US$	4.47%	4.04%	At Maturity	Yes	750	—	750	—	77,298	—	—	—	77,298
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	CITIBANK TRADE 51301 (II)	U.S.A	US$	4.11%	3.71%	At Maturity	Yes	30	—	30	97,691	—	—	—	—	97,691
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNP PARIBAS 4131	U.S.A	US$	8.82%	7.14%	At Maturity	Yes	1,237	—	1,237	—	103,037	—	—	—	103,037
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2011 FINAME	Brazil	R$	8.83%	8.70%	Monthly	Yes	675	1,959	2,634	2,611	653	—	—	—	3,264
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012 FINAME	Brazil	R$	3.30%	3.00%	Monthly	Yes	543	1,595	2,138	2,127	2,127	2,127	354	—	6,735
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-A	Brazil	R$	9.94%	9.91%	Monthly	Yes	1,597	4,704	6,301	1,568	—	—	—	—	1,568
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-B	Brazil	R$	10.92%	10.91%	Monthly	Yes	1,601	4,704	6,305	1,568	—	—	—	—	1,568
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-F	Brazil	R$	7.20%	7.11%	Monthly	Yes	34	102	136	102	—	—	—	—	102
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2014 FINAME	Brazil	R$	9.51%	9.50%	Monthly	Yes	320	892	1,212	1,189	1,189	1,189	892	—	4,459
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2014-A	Brazil	R$	9.79%	9.78%	Monthly	Yes	1,994	5,737	7,731	7,648	5,736	—	—	—	13,384
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2014-B	Brazil	R$	10.25%	10.21%	Monthly	Yes	2,441	7,224	9,665	9,631	7,223	—	—	—	16,854
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES A1- ITAÚ (IPCA)	Brazil	R$	13.71%	12.89%	Quarterly	Yes	3,979	8,636	12,615	8,635	8,635	8,635	—	—	25,905
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES B1- ITAÚ (TJLP)	Brazil	R$	11.27%	11.26%	Monthly	Yes	1,516	4,299	5,815	5,731	5,731	2,389	—	—	13,851
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES C1- ITAÚ (TJLP)	Brazil	R$	11.27%	11.26%	Monthly	Yes	348	988	1,336	1,317	1,317	549	—	—	3,183
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES A2- BRADESCO (IPCA)	Brazil	R$	13.42%	12.83%	Quarterly	Yes	2,451	5,529	7,980	5,529	5,529	5,529	—	—	16,587
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES B2- BRADESCO (TJLP)	Brazil	R$	11.27%	11.26%	Monthly	Yes	970	2,751	3,721	3,668	3,668	1,529	—	—	8,865
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES C2- BRADESCO (TJLP)	Brazil	R$	11.27%	11.26%	Monthly	Yes	223	632	855	843	843	351	—	—	2,037
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES A3- SANTANDER (IPCA)	Brazil	R$	13.42%	12.83%	Quarterly	Yes	1,762	3,974	5,736	3,974	3,974	3,974	—	—	11,922
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES B3- SANTANDER (TJLP)	Brazil	R$	11.27%	11.26%	Monthly	Yes	697	1,977	2,674	2,636	2,636	1,098	—	—	6,370
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES C3- SANTANDER (TJLP)	Brazil	R$	11.27%	11.26%	Monthly	Yes	160	454	614	606	606	252	—	—	1,464
Foreign	Codensa	Colombia	Foreign	THE BANK OF TOKYO	Japan	CP$	9.01%	8.82%	At Maturity	No	27,011	—	27,011	25,630	—	—	—	—	25,630
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	CP$	6.62%	6.48%	Quarterly	No	204	199	403	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	CP$	6.68%	6.54%	Quarterly	No	396	779	1,175	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.33%	5.21%	Quarterly	No	79	227	306	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.31%	5.19%	Quarterly	No	66	195	261	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.34%	5.22%	Quarterly	No	35	106	141	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.33%	5.21%	Quarterly	No	134	383	517	114	—	—	—	—	114
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.33%	5.21%	Quarterly	No	86	250	336	74	—	—	—	—	74
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.77%	5.62%	Quarterly	No	80	239	319	71	—	—	—	—	71
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	6.71%	6.51%	Quarterly	No	208	611	819	677	—	—	—	—	677
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.99%	5.83%	Quarterly	No	108	296	404	321	80	—	—	—	401
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.97%	5.81%	Quarterly	No	159	453	612	492	123	—	—	—	615
Foreign	Codensa	Colombia	Foreign	Banco Agrario	Colombia	CP$	6.39%	6.21%	Quarterly	No	539	1,522	2,061	1,616	808	—	—	—	2,424
Foreign	Codensa	Colombia	Foreign	MUFG BANK, LTD	Japan	CP$	5.33%	5.23%	At Maturity	No	487	63,282	63,769	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BB AGRO)	Brazil	R$	6.86%	6.85%	Annually	No	488	19,320	19,808	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 A	Brazil	R$	9.94%	9.91%	Monthly	Yes	883	2,600	3,483	867	—	—	—	—	867
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 B	Brazil	R$	10.92%	10.91%	Monthly	Yes	885	2,600	3,485	867	—	—	—	—	867
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 F	Brazil	R$	7.20%	7.11%	Monthly	Yes	16	48	64	48	—	—	—	—	48
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 FINAME	Brazil	R$	3.30%	3.00%	Monthly	Yes	271	796	1,067	1,062	1,062	1,062	265	—	3,451
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 14 A	Brazil	R$	10.25%	10.21%	Monthly	Yes	1,189	3,421	4,610	4,562	3,422	—	—	—	7,984
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 14 B	Brazil	R$	9.79%	9.78%	Monthly	Yes	1,432	4,238	5,670	5,651	4,239	—	—	—	9,890
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 14 FINAME	Brazil	R$	9.51%	9.50%	Monthly	Yes	150	417	567	556	556	556	417	—	2,085
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND D)	Brazil	US$	3.85%	3.44%	At Maturity	Yes	19	—	19	—	—	—	—	1,145	1,145
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND P)	Brazil	US$	6.29%	5.98%	At Maturity	Yes	47	—	47	—	—	—	—	1,642	1,642
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875	Brazil	R$	4.48%	2.19%	Monthly	Yes	138	251	389	4,130	4,505	4,505	4,505	18,397	36,042
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875	Brazil	R$	6.53%	6.52%	Monthly	Yes	119	217	336	3,571	3,896	3,896	3,896	15,906	31,165
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP$	6.32%	6.22%	Bi-Annually	Yes	5,584	4,746	10,330	9,492	9,492	9,492	9,492	—	37,968
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	BNP Paribas	U.S.A	US$	3.42%	3.42%	At Maturity	Yes	1,202	265,952	267,154	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco de Credito del Peru	Peru	PS$	4.16%	4.10%	At Maturity	No	41	—	41	—	22,587	—	—	—	22,587
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0720L401	United Kingdom	US$	4.26%	3.86%	At Maturity	Yes	709	—	709	75,905	—	—	—	—	75,905
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0820L401	United Kingdom	US$	4.21%	3.79%	At Maturity	Yes	395	—	395	95,491	—	—	—	—	95,491
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0221L401	United Kingdom	US$	4.80%	4.36%	At Maturity	Yes	173	—	173	30,584	—	—	—	—	30,584
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0718L401	United Kingdom	US$	5.37%	4.96%	At Maturity	Yes	1,449	40,507	41,956	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	BNDES -FINAME CAPITAL DE GIRO	Brazil	R$	9.82%	9.81%	Quarterly	Yes	150	—	150	6,999	8,398	8,398	2,101	—	25,896
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	CITIBANK 4131	U.S.A	R$	4.68%	4.08%	At Maturity	Yes	1,039	—	1,039	148,338	—	—	—	—	148,338
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BNP Paribas NY	U.S.A	US$	4.99%	3.36%	At Maturity	No	105,000	—	105,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Citibank N.A	U.S.A	US$	4.99%	3.36%	At Maturity	No	35,000	—	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Credit Agricole CIB	U.S.A	US$	4.99%	3.36%	At Maturity	No	40,327	—	40,327	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	JPMorgan Chase Bank	U.S.A	US$	4.99%	3.36%	At Maturity	No	35,000	—	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Sumitomo Mitsui Banking	U.S.A	US$	4.99%	3.36%	At Maturity	No	70,000	—	70,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Societe Generale	U.S.A	US$	4.99%	3.36%	At Maturity	No	35,000	—	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BBVA New York Branch	U.S.A	US$	4.99%	3.36%	At Maturity	No	35,000	—	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	97036000-k	Linea sobregiro (banco santander)	Chile	Ch$	6.00%	6.00%	At Maturity	No	1	—	1	—	—	—	—	—	—
Foreign	Enel Generación Fortaleza	Brazil	Foreign	Banco Citibank	U.S.A	US$	4.94%	4.84%	At Maturity	Yes	619	—	619	61,754	—	—	—	—	61,754
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	5ª Nota Promissória	Brazil	R$	7.00%	6.66%	At Maturity	No	462	—	462	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 1º Protocolo	Brazil	R$	4.00%	4.00%	Monthly	Yes	395	1,047	1,442	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 2º Protocolo	Brazil	R$	12.47%	11.72%	Monthly	Yes	713	2,096	2,809	2,968	3,155	3,368	3,610	313	13,414
Foreign	EDESUR	Argentina	Foreign	Bancos - Línea de Sobregiro	Argentina	Ar$	0.00%	0.00%	Monthly	No	6	—	6	—	—	—	—	—	—
				Totales							485,342	472,955	958,297	638,914	292,525	58,899	25,532	37,403	1,053,273

											December 31, 2018
											Current			Non-Current
											Less than	More than	Total	One to two	Two to	Three to	Four to	More than	Total Non-
Taxpayer ID			Taxpayer ID				Effective	Nominal			90 days	90 days	Current	years	three years	four years	five years	five years	Current
No.	Financial Institution	Country	No.	Financial Institution	Country	Currency	Interest Rate	Interest Rate	Amortization	Secured	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	Citibank	Brazil	US$	1.91%	1.90%	At Maturity	Yes	31	37,119	37,150	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	Banco Santander	Brazil	US$	5.03%	5.02%	At Maturity	No	76,126	—	76,126	—	—	—	—	—	—
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	Bndes	Brazil	R$	9.17%	9.04%	Monthly	No	9,166	26,812	35,978	29,483	21,773	3,322	2,079	—	56,657
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	Banco Itau	Brazil	US$	4.81%	4.80%	At Maturity	Yes	1,583	—	1,583	—	75,601	—	—	—	75,601
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	Bndes	Brazil	R$	12.11%	12.06%	Monthly	No	10,445	29,043	39,488	32,740	32,740	27,811	—	—	93,291
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	Citibank	Brazil	US$	3.77%	3.76%	At Maturity	Yes	31	—	31	—	97,220	—	—	—	97,220
Foreign	Codensa	Colombia	Foreign	Bank of Tokyo	Colombia	CP$	8.49%	8.32%	At Maturity	No	63,094	—	63,094	—	—	—	—		—
Foreign	Codensa	Colombia	Foreign	Bank of Tokyo	Colombia	CP$	9.01%	8.82%	At Maturity	No	244	24,943	25,187	24,942	—	—	—		24,942
Foreign	Codensa	Colombia	Foreign	Banco de Bogota S.A.	Colombia	CP$	6.90%	6.69%	Quarterly	No	753	—	753	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco AV Villas	Colombia	CP$	6.49%	6.30%	Quarterly	No	384	—	384	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	CP$	6.55%	6.36%	Quarterly	No	200	385	585	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Banco Popular	Colombia	CP$	6.60%	6.40%	Quarterly	No	386	1,132	1,518	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.15%	5.03%	Quarterly	No	79	225	304	67	—	—	—	—	67
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.24%	5.12%	Quarterly	No	66	193	259	57	—	—	—	—	57
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.28%	5.16%	Quarterly	No	35	105	140	31	—	—	—	—	31
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.15%	5.03%	Quarterly	No	134	379	513	220	—	—	—	—	220
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.24%	5.12%	Quarterly	No	85	248	333	144	—	—	—	—	144
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.32%	5.20%	Quarterly	No	80	237	317	138	—	—	—	—	138
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.98%	5.82%	Quarterly	No	206	605	811	655	164	—	—	—	819
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.81%	5.66%	Quarterly	No	108	293	401	310	155	—	—	—	465
Foreign	Codensa	Colombia	Foreign	BBVA	Colombia	CP$	5.90%	5.75%	Quarterly	No	158	449	607	476	238	—	—	—	714
Foreign	Codensa	Colombia	Foreign	Banco Agrario	Colombia	CP$	6.30%	6.13%	Quarterly	No	537	1,509	2,046	1,564	1,172	—	—	—	2,736
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.52%	3.40%	Quarterly	No	424	—	424	—	—	—			—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Itaú CCB	Brazil	R$	10.01%	10.00%	Annually	No	13,146	—	13,146	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	R$	7.00%	6.93%	Annually	No	173	19,351	19,524	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	R$	10.01%	10.00%	Monthly	No	1,374	—	1,374	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES	Brazil	R$	9.28%	9.15%	Monthly	No	4,803	14,060	18,863	15,282	11,753	1,620	1,089	—	29,744
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	US$	5.70%	5.69%	At Maturity	No	30	—	30	—	—	—	—	2,776	2,776
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	R$	6.34%	6.33%	Monthly	No	255	559	814	5,610	8,415	8,415	8,415	36,462	67,317
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Nota Promissória	Brazil	R$	6.80%	6.79%	At Maturity	No	2,041	—	2,041	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco de Credito del Peru	Peru	PS$	4.16%	4.10%	At Maturity	No	35	—	35		22,192				22,192
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP$	6.37%	6.27%	Bi-Annually	Yes	—	9,334	9,334	4,619	9,238	9,238	9,238	4,619	36,952
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	BNP Paribas	Brazil	US$	3.63%	3.63%	At Maturity	Yes	1,249	265,985	267,234	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0720L401	Brazil	US$	4.63%	4.62%	Bi-Annually	Yes	1,522	—	1,522	75,601	—	—	—	—	75,601
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0820L401	Brazil	US$	4.60%	4.59%	Bi-Annually	Yes	1,391	—	1,391	95,108	—	—	—	—	95,108
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0221L401	Brazil	US$	5.46%	5.45%	Bi-Annually	Yes	542	—	542	—	30,462	—	—	—	30,462
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAÚ 4131 CELG - CE 0718L401	Brazil	US$	5.77%	5.76%	Bi-Annually	Yes	909	—	909	40,345	—	—	—	—	40,345
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	BNDES -FINAME CAPITAL DE GIRO	Brazil	R$	10.06%	9.61%	Quarterly	Yes	167	—	167	4,965	8,368	8,368	4,183	—	25,884
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	CCB ALFA	Brazil	R$	7.41%	7.40%	At Maturity	Yes	33,561	—	33,561	—	—	—	—	—	—
Foreign	Enel Generación Fortaleza	Brazil	Foreign	Banco Citibank	Brazil	US$	4.66%	4.65%	At Maturity	Yes	560	—	560	60,398	—	—	—	—	60,398
Foreign	Enel Perú S.A.	Peru	Foreign	Banco Scotiabank	Peru	PS$	3.40%	3.40%	At Maturity	No	—	25,857	25,857	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BNP Paribas NY	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	105,000	105,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Citibank N.A	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Credit Agricole CIB	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	37,387	37,387	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	JPMorgan Chase Bank	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	35,000	35,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Sumitomo Mitsui Banking	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	70,000	70,000	—	—	—	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Societe Generale	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	35,000	35,000						—
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BBVA New York Branch	U.S.A	US$	4.99%	3.36%	At Maturity	No	—	35,000	35,000						—
94.271.000-3	Enel Américas S.A.	Chile	97036000-k	Linea sobregiro (banco santander)	Chile	Ch$	6.00%	6.00%	At Maturity	No	1	—	1						—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 1º Protocolo	Brazil	R$	4.00%	4.00%	Monthly	Yes	397	1,180	1,577	262	—	—	—	—	262
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 2º Protocolo	Brazil	R$	11.98%	11.80%	Monthly	Yes	703	2,049	2,752	2,918	3,103	3,309	3,544	1,239	14,113
Totales											227,214	814,439	1,041,653	395,935	322,594	62,083	28,548	45,096	854,256

20.2 Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of March 31, 2019 and December 31, 2018 is as follows:

•                                Summary of unsecured liabilities by currency and maturity

			Current			Non-Current
			Maturity			Maturity
											Total Non-
					Total Current						Current
		Nominal	One to three	Three to	3-31-2019	One to two	Two to three	Three to	Four to	More than	3-31-2019
		Interest	months	twelve months	(Unaudited)	years	years	four years	five years	five years	(Unaudited)
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	10,486	—	10,486	—	—	—	—	584,858	584,858
Chile	U.F.	5.75%	6,679	—	6,679	6,648	7,031	3,368	—	—	17,047
Peru	US$	6.06%	—	34	34	10,002	—	—	—	10,002	20,004
Peru	PS$	6.31%	35,124	30,169	65,293	39,151	30,116	34,633	48,186	198,132	350,218
Brazil	R$	7.45%	8,004	225,600	233,604	45,562	135,697	89,638	106,997	90,512	468,406
Colombia	CP$	7.18%	8,679	68,139	76,818	337,416	172,309	370,028	79,260	589,987	1,549,000
Total			68,972	323,942	392,914	438,779	345,153	497,667	234,443	1,473,491	2,989,533

			Current			Non-Current
			Maturity			Maturity
											Total Non-
		Nominal	One to three	Three to	Total Current	One to two	Two to three	Three to	Four to	More than	Current
		Interest	months	twelve months	12-31-2018	years	years	four years	five years	five years	12-31-2018
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	—	4,471	4,471	—	—	—	—	584,411	584,411
Chile	U.F.	5.75%	—	6,197	6,197	6,493	6,866	3,242	—	—	16,601
Peru	US$	6.64%	8,865	—	8,865	9,998	—	—	—	9,998	19,996
Peru	PS$	6.34%	11,201	58,856	70,057	38,466	29,589	34,028	47,343	194,670	344,096
Brazil	R$	7.91%	39,767	45,425	85,192	45,523	91,691	45,152	31,142	87,900	301,408
Colombia	CP$	7.44%	204,979	62,185	267,164	101,922	310,944	267,761	149,309	529,679	1,359,615
Total			264,812	177,134	441,946	202,402	439,090	350,183	227,794	1,406,658	2,626,127

20.3  Secured liabilities

The detail of Secured Liabilities by currency and maturity as of March 31, 2019 and December 31, 2018 is as follows:

• Summary of secured liabilities by currency and maturity

			Current			Non-Current
			Maturity			Maturity
Total Non-
					Total Current						Current
		Nominal	One to three	Three to	3-31-2019	One to two	Two to three	Three to	Four to	More than	3-31-2019
		Interest	months	twelve months	(Unaudited)	years	years	four years	five years	five years	(Unaudited)
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Brazil	R$	7.31%	9,057	51,493	60,550	154,089	180,489	178,066	254,741	154,156	921,541
Total			9,057	51,493	60,550	154,089	180,489	178,066	254,741	154,156	921,541

			Current			Non-Current
			Maturity			Maturity
Total Non-
		Nominal	One to three	Three to	Total Current	One to two	Two to three	Three to	Four to	More than	Current
		Interest	months	twelve months	12-31-2018	years	years	four years	five years	five years	12-31-2018
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Brazil	R$	7.31%	16,266	51,539	67,805	154,273	180,705	178,330	255,098	154,315	922,721
Total			16,266	51,539	67,805	154,273	180,705	178,330	255,098	154,315	922,721

• Fair value measurement and hierarchy

The fair value of current and non-current secured and unsecured liabilities as of March 31, 2019 totaled ThUS$4,525,194 (ThUS$4,151,256 as of December 31, 2018). These liabilities have been classified as Level 2 fair value measurement based on the entry data used in the valuation techniques used (see Note 3.h). It is important to note that these financial liabilities are measured at amortized cost (see Note 3.g.4).

• Unsecured liabilities by company

									March 31, 2019 (Unaudited)
									Current			Non-Current
									Less than	More than	Total	One to two	Two to	Three to	Four to	More than	Total Non-
Taxpayer ID							Effective	Nominal	90 days	90 days	Current	years	three years	four years	five years	five years	Current
No.	Financial Institution	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Interest Rate	Interest Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Foreign	Codensa	Colombia	Foreign	Bonds B12-13	Colombia	CP$	7.95%	7.73%	583	—	583	—	—	—	—	61,174	61,174
Foreign	Codensa	Colombia	Foreign	Bonds B7-14	Colombia	CP$	6.65%	6.49%	73	—	73	—	58,535	—	—	—	58,535
Foreign	Codensa	Colombia	Foreign	Bonds E4-16	Colombia	CP$	7.70%	7.49%	99	—	99	28,477	—	—	—	—	28,477
Foreign	Codensa	Colombia	Foreign	Bonds E5-17	Colombia	CP$	7.39%	7.39%	—	398	398	—	85,430	—	—	—	85,430
Foreign	Codensa	Colombia	Foreign	Bonds E7-17	Colombia	CP$	6.46%	6.31%	263	—	263	—	—	—	—	63,281	63,281
Foreign	Codensa	Colombia	Foreign	Bonds E7-18	Colombia	CP$	6.74%	6.58%	913	—	913	—	—	—	—	63,281	63,281
Foreign	Codensa	Colombia	Foreign	Bonds B12-18	Colombia	CP$	6.71%	6.54%	725	—	725	—	—	—	—	50,624	50,624
Foreign	Codensa	Colombia	Foreign	Bonds Interest B5-18	Colombia	CP$	5.91%	5.79%	666	—	666	—	—	—	61,699	—	61,699
Foreign	Codensa	Colombia	Foreign	Bonds E4-19	Colombia	CP$	6.30%	6.16%	374	—	374	—	—	88,594	—	—	88,594
Foreign	Codensa	Colombia	Foreign	Bonds B10-19	Colombia	CP$	6.68%	6.52%	283	—	283	—	—	—	—	63,281	63,281
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Bonds 5ª EMISSÃO - 1 SÉRIE (CEAR15)	Brazil	R$	7.26%	7.25%	1,776	—	1,776	—	44,754	44,917	—	—	89,671
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Bonds 5ª EMISSÃO - 2 SÉRIE (CEAR25)	Brazil	R$	10.99%	10.50%	594	—	594	—	—	—	20,918	19,236	40,154
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	NOTA PROMISSÓRIA 10 EMISSÃO	Brazil	R$	6.74%	6.73%	630	51,519	52,149	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Bonds 6ª EMISSÃO - 1 SÉRIE (CEAR16)	Brazil	R$	7.38%	1.38%	207	—	207	—	—	—	9,145	—	9,145
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Bonds 6ª EMISSÃO - 2 SÉRIE (CEAR26)	Brazil	R$	10.72%	10.71%	1,188	—	1,188	—	—	—	—	71,276	71,276
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Bonds 7ª EMISSÃO - 1 SÉRIE (COCE17)	Brazil	R$	6.94%	6.93%	240	—	240	—	44,363	44,721	—	—	89,084
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Bonds 7ª EMISSÃO - 1 SÉRIE (COCE27)	Brazil	R$	8.94%	8.93%	135	—	135	—	—	—	76,934	—	76,934
Foreign	Enel Generación Perú S.A.	Peru	Foreign	BANCO CONTINENTAL Terc Prog 1ra Emision Serie A	Peru	PS$	6.41%	6.31%	131	—	131	—	—	7,529	—	—	7,529
Foreign	Enel Generación Perú S.A.	Peru	Foreign	BANCO CONTINENTAL Terc Prog 3ra Emision Serie A	Peru	PS$	6.38%	6.28%	—	7,723	7,723	—	—	—	—	—	—
Foreign	Enel Generación Perú S.A.	Peru	Foreign	BANCO CONTINENTAL Terc Prog 8va Emision Serie A	Peru	US$	6.44%	6.34%	—	34	34	—	—	—	—	10,002	10,002
Foreign	Enel Generación Perú S.A.	Peru	Foreign	BANCO SCOTIABANK Cuarto Prog 5ta Emision Serie A	Peru	US$	5.87%	5.78%	—	—	—	10,002	—	—	—	—	10,002
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.86%	6.75%	—	104	104	15,058	—	—	—	—	15,058
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	5.80%	5.72%	655	—	655	—	—	—	—	30,116	30,116
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.61%	6.50%	353	—	353	15,058	—	—	—	—	15,058
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.15%	6.06%	355	—	355					15,057	15,057
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Macrofondo	Peru	PS$	5.64%	5.56%	—	86	86	—	—	15,058	—	—	15,058
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	5.06%	5.00%	239	—	239	—	—	—	—	12,046	12,046
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	5.19%	5.13%	—	139	139	—	—	—	—	15,057	15,057
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Interseguro	Peru	PS$	6.38%	6.28%	351	—	351	—	—	12,046	—	—	12,046
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	7.41%	7.28%	—	80	80	—	—	—	—	10,691	10,691
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Prima AFP	Peru	PS$	7.58%	7.44%	—	101	101	9,035	—	—	—	—	9,035
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	7.51%	7.38%	481	—	481	—	—	—	—	18,069	18,069
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.90%	6.78%	959	—	959	—	30,116	—	—	—	30,116
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.44%	6.34%	344	—	344	—	—	—	18,070	—	18,070
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	5.93%	5.84%	30,645	—	30,645	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.44%	6.34%	—	51	51	—	—	—	—	24,094	24,094
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.22%	6.12%	—	21,347	21,347	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	5.45%	5.38%	—	48	48	—	—	—	—	30,116	30,116
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	8.29%	8.12%	—	62	62	—	—	—	—	21,081	21,081
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.19%	6.09%	—	428	428	—	—	—	30,116	—	30,116
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.09%	6.00%	611	—	611	—	—	—	—	21,805	21,805
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B12-09	Colombia	CP$	9.29%	8.98%	620	—	620	—	28,344	—	—	—	28,344
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B15-09	Colombia	CP$	9.28%	8.97%	212	—	212	—	—	—	17,561	—	17,561
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-13	Colombia	CP$	7.39%	7.19%	65	15,642	15,707	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-14	Colombia	CP$	6.53%	6.38%	268	—	268	34,796	—	—	—	—	34,796
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds exterior	Colombia	CP$	9.11%	8.75%	—	469	469	28,045	—	—	—	—	28,045
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds quimbo	Colombia	CP$	9.11%	8.75%	—	3,373	3,373	204,639	—	—	—	—	204,639
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10	Colombia	CP$	6.64%	6.48%	320	—	320	—	—	94,874	—	—	94,874
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10-14	Colombia	CP$	6.96%	6.78%	482	—	482	—	—	—	—	58,942	58,942
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B12-13	Colombia	CP$	8.16%	7.92%	524	—	524	—	—	—	—	114,796	114,796
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B15	Colombia	CP$	6.76%	6.60%	217	—	217	—	—	—	—	63,234	63,234
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B16-14	Colombia	CP$	7.28%	7.09%	440	—	440	—	—	—	—	51,374	51,374
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-13	Colombia	CP$	7.39%	7.19%	200	48,257	48,457	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-14	Colombia	CP$	6.53%	6.38%	319	—	319	41,459	—	—	—	—	41,459
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B7-16	Colombia	CP$	7.84%	7.62%	938	—	938	—	—	91,724	—	—	91,724
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds E6-16	Colombia	CP$	7.59%	7.38%	96	—	96	—	—	94,836	—	—	94,836
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee Bonds Serie Única U.S. $600 millones	E.E.U.U.	US$	4.21%	4.00%	10,467	—	10,467	—	—	—	—	584,000	584,000
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Bonds UF 269	Chile	U.F.	7.02%	5.75%	6,678	—	6,678	6,648	7,031	3,368	—	—	17,047
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee Bonds 2026	E.E.U.U.	US$	7.76%	6.60%	19	—	19	—	—	—	—	858	858
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	Bonds - 14ª EMISSÃO	Brazil	R$	9.19%	8.00%	3,234	45,457	48,691	45,562	46,580	—	—	—	92,142
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	5ª Nota Promissória	Brazil	R$	7.00%	6.66%	—	128,624	128,624	—	—	—	—	—	—

				Total					68,972	323,942	392,914	438,779	345,153	497,667	234,443	1,473,491	2,989,533

									December 31, 2018
									Current			Non-Current
									Less than	More than	Total	One to two	Two to	Three to	Four to	More than	Total Non-
Taxpayer ID							Effective	Nominal	90 days	90 days	Current	years	three years	four years	five years	five years	Current
No.	Financial Institution	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Interest Rate	Interest Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	Bonds B12-13	Colombia	CP$	8.23%	7.99%	613	—	613	—	—	—	—	59,535	59,535

Foreign	Codensa	Colombia	Foreign	Bonds B7-14	Colombia	CP$	6.92%	6.74%	74	—	74	—	56,967	—	—	—	56,967

Foreign	Codensa	Colombia	Foreign	Bonds E4-16	Colombia	CP$	7.70%	7.49%	97	—	97	27,714	—	—	—	—	27,714
Foreign	Codensa	Colombia	Foreign	Bonds E2-17	Colombia	CP$	7.04%	6.86%	49,481	—	49,481	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	Bonds E5-17	Colombia	CP$	7.39%	7.39%	5,016	—	5,016	—	—	83,141	—	—	83,141
Foreign	Codensa	Colombia	Foreign	Bonds E7-17	Colombia	CP$	6.46%	6.31%	256	—	256	—	—	—	—	61,586	61,586
Foreign	Codensa	Colombia	Foreign	Bonds E7-18	Colombia	CP$	6.74%	6.58%	910	—	910	—	—	—	—	61,586	61,586

Foreign	Codensa	Colombia	Foreign	Bonds B12-18	Colombia	CP$	6.98%	6.80%	753	—	753	—	—	—	—	49,269	49,269

Foreign	Codensa	Colombia	Foreign	Bonds Interest B5-18	Colombia	CP$	6.18%	6.04%	696	—	696	—	—	—	60,046	—	60,046
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Bonds CEAR15	Brazil	R$	7.34%	7.33%	226	—	226	—	45,152	45,152	—	—	90,304
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Bonds CEAR25	Brazil	R$	10.31%	10.30%	36	—	36	—	—	—	20,821	18,375	39,196
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Nota Promissória	Brazil	R$	6.80%	6.79%	38,702	—	38,702	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Bonds CEAR16	Brazil	R$	7.50%	7.49%	26	—	26	—	—	—	10,321	—	10,321
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Bonds CEAR26	Brazil	R$	11.10%	10.51%	166	—	166	—	—	—	—	69,525	69,525
Foreign	Enel Generación Perú S.A.	Peru	Foreign	Banco Continental	Peru	PS$	6.41%	6.31%	—	12	12	—	—	7,397	—	—	7,397
Foreign	Enel Generación Perú S.A.	Peru	Foreign	Banco Continental	Peru	PS$	6.38%	6.28%	228	7,397	7,625	—	—	—	—	—	—
Foreign	Enel Generación Perú S.A.	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	273	—	273	—	—	—	—	9,998	9,998
Foreign	Enel Generación Perú S.A.	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	8,447	—	8,447	—	—	—	—	—	—
Foreign	Enel Generación Perú S.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	5.87%	5.78%	145	—	145	9,998	—	—	—	—	9,998
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.86%	6.75%	352	—	352	14,795	—	—	—	—	14,795
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	5.80%	5.72%	221	—	221	—	—	—	—	29,589	29,589
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Macrofondo	Peru	PS$	7.15%	7.03%	6,110	—	6,110	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.61%	6.50%	107	—	107	14,795	—	—	—	—	14,795
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.15%	6.06%	—	125	125					14,795	14,795
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Macrofondo	Peru	PS$	5.64%	5.56%	290	—	290	—	—	14,795			14,795
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	5.06%	5.00%	87	—	87	—	—	—	—	11,836	11,836
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	5.19%	5.13%	326	—	326	—	—	—	—	14,795	14,795
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Interseguro	Peru	PS$	6.38%	6.28%	—	159	159	—	—	11,836	—	—	11,836
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	7.41%	7.28%	270	—	270	—	—	—	—	10,504	10,504
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Prima AFP	Peru	PS$	7.58%	7.44%	264	—	264	8,876	—	—	—	—	8,876
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	7.51%	7.38%	145	—	145	—	—	—	—	17,754	17,754
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.90%	6.78%	—	440	440	—	29,589	—	—	—	29,589
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.44%	6.34%	—	56	56	—	—	—	17,754	—	17,754
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	5.93%	5.84%	—	29,675	29,675	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.44%	6.34%	425	—	425	—	—	—	—	23,671	23,671
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.22%	6.12%	579	20,713	21,292	—	—	—	—	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	5.45%	5.38%	444	—	444	—	—	—	—	29,589	29,589
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	8.29%	8.12%	481	—	481	—	—	—	—	20,713	20,713
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.19%	6.09%	872	—	872	—	—	—	29,589	—	29,589
Foreign	Enel Distribución Perú S.A.	Peru	Foreign	Banco Continental S.A.	Peru	PS$	6.09%	6.00%	—	279	279	—	—	—	—	21,424	21,424
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B10-09	Colombia	CP$	9.24%	8.94%	49,902	—	49,902	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B12-09	Colombia	CP$	9.57%	9.24%	636	—	636	—	27,584	—	—	—	27,584

Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B15-09	Colombia	CP$	9.56%	9.24%	221	—	221	—	—	—	—	17,090	17,090

Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-13	Colombia	CP$	7.66%	7.45%	65	15,222	15,287	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B6-14	Colombia	CP$	6.80%	6.64%	283	—	283	33,862	—	—	—	—	33,862
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds exterior	Colombia	CP$	9.11%	8.75%	2,360	—	2,360	—	27,714	—	—	—	27,714
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds quimbo	Colombia	CP$	9.11%	8.75%	16,958	—	16,958	—	198,679	—	—	—	198,679
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10	Colombia	CP$	6.91%	6.73%	324	—	324	—	—	92,330	—	—	92,330
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10-14	Colombia	CP$	7.23%	7.04%	509	—	509	—	—	—	—	57,362	57,362

Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B12-13	Colombia	CP$	8.43%	8.18%	526	—	526	—	—	—	—	111,716	111,716

Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B15	Colombia	CP$	7.03%	6.85%	220	—	220	—	—	—	—	61,538	61,538
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B16-14	Colombia	CP$	7.56%	7.35%	464	—	464	—	—	—	—	49,997	49,997
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-13	Colombia	CP$	7.66%	7.45%	201	46,963	47,164	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6-14	Colombia	CP$	6.80%	6.64%	338	—	338	40,346	—	—	—	—	40,346
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B3-16	Colombia	CP$	6.87%	6.70%	72,999	—	72,999	—	—	—	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds B7-16	Colombia	CP$	8.11%	7.88%	984	—	984	—	—	—	89,263	—	89,263

Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds E6-16	Colombia	CP$	7.59%	7.38%	93	—	93	—	—	92,290	—	—	92,290

94.271.000-3	Enel Américas S.A.	Chile	97.036.000-k	Bonds UF 269	Chile	U.F.	7.02%	5.75%	—	6,197	6,197	6,493	6,866	3,242	—	—	16,601
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Yankee Bonds Serie Única U.S. $600 millones	U.S.A	US$	4.21%	4.00%	—	4,466	4,466	—	—	—	—	583,553	583,553
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Yankee Bonds 2026	U.S.A	US$	7.76%	6.60%	—	5	5	—	—	—	—	858	858
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	Bradesco Bonds - 14ª EMISSÃO	Brazil	R$	9.19%	8.07%	611	45,425	46,036	45,523	46,539	—	—	—	92,062
				Total					264,812	177,134	441,946	202,402	439,090	350,183	227,794	1,406,658	2,626,127

• Secured liabilities by company

									March 31, 2019 (Unaudited)
									Current			Non-Current
Taxpayer ID							Effective	Nominal	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Financial Institution	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Interest Rate	Interest Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	Bonds 1ª Serie 19	Brazil	R$	7.31%	7.30%	3,065	—	3,065	154,089	—	—	—		154,089
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAU - Nota Promissória 1º Emissão	Brazil	R$	6.89%	6.88%	3,385	51,493	54,878	—	—	—	—	—	—

Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	Bonds - 23ª EMISSÃO 1ª SÉRIE	Brazil	R$	7.11%	6.93%	581	—	581	—	180,489	—	—	—	180,489

Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	Bonds - 23ª EMISSÃO 2ª SÉRIE	Brazil	R$	7.22%	7.10%	1,181	—	1,181	—	—	178,066	179,668	—	357,734
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	Bonds - 23ª EMISSÃO 3ª SÉRIE	Brazil	R$	8.24%	7.94%	845	—	845	—	—	—	75,073	154,156	229,229
Total									9,057	51,493	60,550	154,089	180,489	178,066	254,741	154,156	921,541

									December 31, 2018
									Current			Non-Current
Taxpayer ID							Effective	Nominal	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Financial Institution	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Interest Rate	Interest Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	Bonds 1ª Serie 19	Brazil	R$	7.39%	7.38%	390	—	390	154,273	—	—	—		154,273
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAU - Nota Promissória 1º Emissão	Brazil	R$	6.97%	6.96%	—	51,539	51,539	—	—	—	—	—	—
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	Bonds - 23ª EMISSÃO 1ª SÉRIE	Brazil	R$	7.11%	7.01%	3,567	—	3,567	—	180,705	—	—	—	180,705
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	Bonds - 23ª EMISSÃO 2ª SÉRIE	Brazil	R$	7.22%	7.19%	7,255	—	7,255	—	—	178,330	179,893	—	358,223
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	Bonds - 23ª EMISSÃO 3ª SÉRIE	Brazil	R$	8.24%	8.02%	5,054	—	5,054	—	—	—	75,205	154,315	229,520
Total									16,266	51,539	67,805	154,273	180,705	178,330	255,098	154,315	922,721

• Detail of lease liabilities

							March 31, 2019 (Unaudited)
							Current			Non-Current
							Less than	More than	Total	One to two	Two to	Three to	Four to	More than	Total Non-
Taxpayer ID						Nominal	90 days	90 days	Current	years	three years	four years	five years	five years	Current
No.	Financial Institution	Country	Financial Institution	Country	Currency	Interest Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Vehicles and other means of transport	Colombia	CP$	10.75%	298	946	1,244	1,283	—	—	—	—	1,283
Foreign	Codensa	Colombia	Buildings	Colombia	CP$	7.60%	717	2,208	2,925	2,123	978	679	555	123	4,458
Foreign	Codensa	Colombia	Land	Colombia	CP$	7.88%	28	103	131	100	93	86	80	728	1,087
Foreign	Codensa	Colombia	Plant and generation equipment	Colombia	CP$	7.72%	18	54	72	50	46	33	—	—	129
Foreign	Codensa	Colombia	Network infrastructure	Colombia	CP$	7.59%	34	104	138	123	77	—	—	—	200
Foreign	Enel Distribución Perú S.A.	Peru	Plant and generation equipment	Peru	PS$	5.09%	1,499	2,954	4,453	6,249	6,572	6,038	892	—	19,751
Foreign	Enel Distribución Perú S.A.	Peru	Buildings	Peru	PS$	4.93%	61	178	239	250	220	231	243	293	1,237
Foreign	Enel Distribución Perú S.A.	Peru	Vehicles and other means of transport	Peru	PS$	4.19%	21	69	90	31	—	—	—	—	31
Foreign	Enel Generación Piura S.A.	Peru	Plant and generation equipment	Peru	US$	4.55%	5,015	14,912	19,927	30,351	10,206	—	—	—	40,557
Foreign	Enel Generación Piura S.A.	Peru	Plant and generation equipment	Peru	PS$	5.58%	686	2,059	2,745	6,346	—	—	—	—	6,346
Foreign	Enel Generación Piura S.A.	Peru	Vehicles and other means of transport	Peru	PS$	7.57%	8	24	32	35	12	—	—	—	47
Foreign	Emgesa S.A. E.S.P.	Colombia	Vehicles and other means of transport	Colombia	CP$	11.02%	199	284	483	32	7	—	—	—	39
Foreign	Emgesa S.A. E.S.P.	Colombia	Buildings	Colombia	CP$	7.66%	130	405	535	349	383	223	207	82	1,244
Foreign	Emgesa S.A. E.S.P.	Colombia	Vehicles and other means of transport	Colombia	CP$	7.62%	306	955	1,261	828	815	—	—	—	1,643
Foreign	Enel Distribución Sao Paulo	Brazil	Vehicles and other means of transport	Brazil	R$	21.81%	2,313	5,897	8,210	3,729	2,316	1,154	568	1,589	9,356
Foreign	Enel Distribución Sao Paulo	Brazil	Network infrastructure	Brazil	R$	11.79%	1,917	4,373	6,290	4,790	164	7	—	—	4,961
Foreign	Enel Distribución Sao Paulo	Brazil	Buildings	Brazil	R$	10.63%	1,341	2,452	3,793	2,774	2,771	2,867	2,720	7,285	18,417
Foreign	Enel Distribución Sao Paulo	Brazil	Other Property, Plant and equipment	Brazil	R$	8.93%	3	7	10	7	—	—	—	—	7
Foreign	Enel Distribución Sao Paulo	Brazil	Land	Brazil	R$	10.78%	85	240	325	312	349	389	256	—	1,306
Foreign	Enel Generación Perú S.A.	Peru	Vehicles and other means of transport	Peru	PS$	4.19%	22	62	84	38	3	—	—	—	41
Foreign	EGP Cachoeira Dourada S.A.	Brazil	Buildings	Brazil	R$	11.29%	13	23	36	22	17	6	—	—	45
Foreign	ENEL BRASIL S.A.	Brazil	Buildings	Brazil	R$	9.62%	54	139	193	134	104	37	—	—	275
Foreign	ENEL BRASIL S.A.	Brazil	Network infrastructure	Brazil	R$	0.10%	—	2	2	—	—	—	—	—	—
Foreign	ENEL X BRASIL	Brazil	Land	Brazil	R$	13.12%	—	—	—	—	—	—	—	184	184
Foreign	ENEL X BRASIL	Brazil	Buildings	Brazil	R$	7.17%	39	101	140	69	15	3	—	—	87
Foreign	ENEL X BRASIL	Brazil	Vehicles and other means of transport	Brazil	R$	8.97%	28	77	105	—	—	—	—	—	—
Foreign	Enel Distribución Ceará S.A.	Brazil	Land	Brazil	R$	9.35%	20	62	82	21	2	—	—	—	23
Foreign	Enel Distribución Ceará S.A.	Brazil	Buildings	Brazil	R$	10.00%	321	1,467	1,788	1,339	556	173	34	81	2,183
Foreign	Enel Distribución Ceará S.A.	Brazil	Vehicles and other means of transport	Brazil	R$	8.97%	75	223	298	78	—	—	—	—	78
Foreign	Enel Cien S.A.	Brazil	Other Property, Plant and equipment	Brazil	R$	9.22%	6	18	24	15	8	3			26
Foreign	Enel Cien S.A.	Brazil	Buildings	Brazil	R$	9.62%	16	54	70	50	38	14	—	—	102
Foreign	Enel Distribución Río S.A.	Brazil	Land	Brazil	R$	10.62%	13	11	24	15	11	8	6	39	79
Foreign	Enel Distribución Río S.A.	Brazil	Buildings	Brazil	R$	10.08%	3,771	5,064	8,835	369	125	52	49	1,372	1,967
Foreign	Enel Distribución Río S.A.	Brazil	Vehicles and other means of transport	Brazil	R$	8.97%	105	319	424	225	—	—	—	—	225
Foreign	Enel Distribución Goias S.A.	Brazil	Land	Brazil	R$	9.35%	27	50	77	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Buildings	Brazil	R$	9.38%	189	388	577	478	359	127	—	—	964
Foreign	Enel Distribución Goias S.A.	Brazil	Vehicles and other means of transport	Brazil	R$	8.95%	722	2,114	2,836	2,172	186	—	—	—	2,358
Foreign	Enel Generación Fortaleza	Brazil	Buildings	Brazil	R$	9.62%	11	21	32	21	16	6	—	—	43
94.271.000-3	Enel Américas S.A.	Chile	Vehicles and other means of transport	Chile	U.F.	1.34%	2	6	8	6	3		—	—	9
Total							20,113	48,425	68,538	64,814	26,452	12,136	5,610	11,776	120,788

							December 31, 2018
							Current			Non-Current
							Less than	More than	Total	One to two	Two to	Three to	Four to	More than	Total Non-
Taxpayer ID						Nominal	90 days	90 days	Current	years	three years	four years	five years	five years	Current
No.	Financial Institution	Country	Financial Institution	Country	Currency	Interest Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Vehicles and other means of transport	Colombia	CP$	11.92%	272	812	1,084	1,599	—	—	—	—	1,599
Foreign	Enel Distribución Perú S.A.	Peru	Plant and generation equipment	Peru	PS$	5.11%	828	2,431	3,259	6,340	6,650	5,298	1,657	—	19,945
Foreign	Enel Generación Piura S.A.	Peru	Plant and generation equipment	Peru	US$	4.55%	5,012	14,894	19,906	32,303	10,823	2,393	—	—	45,519
Foreign	Enel Generación Piura S.A.	Peru	Plant and generation equipment	Peru	PS$	5.58%	674	2,023	2,697	6,909	—	—	—	—	6,909
Foreign	Emgesa S.A. E.S.P.	Colombia	Vehicles and other means of transport	Colombia	CP$	10.33%	187	472	659	53	—	—	—	—	53
Foreign	Enel Distribución Sao Paulo	Brazil	Network infrastructure	Brazil	R$	30.85%	191	584	775	384	223	25	—	—	632
Foreign	Enel Distribución Sao Paulo	Brazil	Vehicles and other means of transport	Brazil	R$	21.56%	1,775	5,026	6,801	3,730	2,760	1,531	538	1,702	10,261
Foreign	Enel Distribución Sao Paulo	Brazil	Buildings	Brazil	R$	13.39%	116	370	486	292	331	376	389	—	1,388

Total							9,055	26,612	35,667	51,610	20,787	9,623	2,584	1,702	86,306

• Detail of other obligations

								March 31, 2019 (Unaudited)
								Current			Non-Current
Taxpayer ID			Taxpayer ID				Nominal	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Financial Institution	Country	No.	Financial Institution	Country	Currency	Interest Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Eletrobras	Brazil	R$	6.00%	472	1,280	1,752	1,506	1,005	539	243	—	3,293
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	—	14,225	14,225	4,987	5,841	8,187	9,763	11,764	40,542

Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Santander	Spain	CP$	6.10%	12,240	—	12,240	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	Eletrobras	Brazil	R$	6.00%	202	606	808	679	679	679	679	170	2,886
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	Mútuo CelgPar 41211376/2014	Brazil	R$	6.80%	752	2,071	2,823	2,078	2,277	2,489	2,716	11,840	21,400

Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FIDC Série A	Brazil	R$	9.59%	3,736	7,821	11,557	10,952	10,952	10,952	4,563	—	37,419

Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FIDC Série B	Brazil	R$	14.36%	2,162	3,435	5,597	6,335	6,335	6,335	2,640	—	21,645
Total								19,564	29,438	49,002	26,537	27,089	29,181	20,604	23,774	127,185

								December 31, 2018
								Current			Non-Current
Taxpayer ID			Taxpayer ID				Nominal	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Financial Institution	Country	No.	Financial Institution	Country	Currency	Interest Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	Eletrobras	Brazil	R$	6.00%	472	1,363	1,835	1,565	1,145	632	348	—	3,690
Foreign	Enel Generación Costanera S.A.	Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	—	14,322	14,322	4,200	6,643	7,142	8,242	14,002	40,229

Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Santander	Spain	CP$	6.15%	14,679	—	14,679	—	—	—	—	—	—
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	Eletrobras	Brazil	R$	6.00%	185	554	739	690	690	690	690	345	3,105
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	Mútuo CelgPar 41211376/2014	Brazil	R$	6.80%	732	2,040	2,772	2,060	2,256	2,466	2,689	12,665	22,136

Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FIDC Série A	Brazil	R$	9.67%	3,733	6,614	10,347	10,437	10,437	10,437	4,605	—	35,916

Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FIDC Série B	Brazil	R$	14.15%	2,164	6,046	8,210	7,682	7,682	7,682	4,323	—	27,369
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITAU - Nota Promissória 1º Emissão	Brazil	R$	6.96%	2,529	—	2,529	—	—	—	—	—	—
Total								24,494	30,939	55,433	26,634	28,853	29,049	20,897	27,012	132,445

20.4     Hedged debt

The debt denominated in U.S. dollars for ThUS$30,289 held by the Group as of March 31, 2019, is related to future cash flow hedges for the Group’s U.S. dollar-linked operating revenues (ThUS$40,867 as of December 31, 2018) (see Note 3.n).

The following table details changes in “Reserve for cash flow hedges” for the three-month period ended March 31, 2019 and 2018, due to exchange differences from this debt:

	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
	ThUS$	ThUS$
Balance in hedging reserves (hedging revenues) at the beginning of the year, net	(9,882)	(9,754)
Foreign currency exchange differences recorded in equity, net	439	196
Recognition of foreign currency exchange differences revenue, net	(225)	250
Foreign currency translation differences	(176)	(33)
Balance in hedging reserves (hedging revenues) at the end of the year, net	(9,844)	(9,341)

20.5     Other information

As of March 31, 2019, the Group has long-term, lines of credit available for use amounting to ThUS$650,000 (ThUS$1,000,000 as of December 31, 2018).

20.6             Future undiscounted debt flows

The following table shows the estimates of undiscounted cash flows by type of financial debt:

•                     Summary of bank loans by currencies and maturities

			Current			Non-Current
			Maturity		Total Current	Maturity					Total Non-Current
		Nominal Interest	One to three months	Three to twelve months	3-31-2019 (Unaudited)	One to two years	Two to three years	Three to four years	Four to five years	More than five years	3-31-2019 (Unaudited)
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	3.36%	350,998	—	350,998	—	—	—	—	—	—
Peru	PS$	4.10%	234	703	937	938	22,818	—	—	—	23,756
Colombia	CP$	6.08%	35,167	78,382	113,549	41,156	11,964	10,343	9,747	—	73,210
Brazil	US$	6.82%	46,891	328,233	375,124	524,173	78,220	140	140	2,789	605,462
Brazil	R$	7.94%	50,144	121,601	171,745	119,511	200,967	54,148	17,993	37,510	430,129
Total			483,434	528,919	1,012,353	685,778	313,969	64,631	27,880	40,299	1,132,557

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 12-31-2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12-31-2018
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	3.36%	2,999	351,000	353,999	—	—	—	—	—	—
Peru	US$	3.40%	422	—	422	—	—	—	—	—	—
Peru	PS$	3.75%	26,165	717	26,882	956	22,674	—	—	—	23,630
Colombia	CP$	6.07%	68,134	44,924	113,058	41,705	12,869	10,420	9,741	—	74,735
Brazil	US$	4.53%	82,801	322,745	405,546	284,051	206,196	134	134	2,821	493,336
Brazil	R$	8.59%	75,422	116,056	191,478	112,716	99,173	58,994	21,879	41,612	334,374
Total			255,943	835,442	1,091,385	439,428	340,912	69,548	31,754	44,433	926,075

•                     Summary of secured and unsecured bonds by currency and maturity

			Current			Non-Current
			Maturity		Total Current	Maturity					Total Non-Current
		Nominal Interest	One to three months	Three to twelve months	3-31-2019 (Unaudited)	One to two years	Two to three years	Three to four years	Four to five years	More than five years	3-31-2019 (Unaudited)
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	6,352	19,055	25,407	25,407	25,407	25,407	25,407	666,502	768,130
Chile	U.F.	5.75%	3,595	4,412	8,007	7,826	7,635	3,742	—	—	19,203
Peru	US$	6.06%	304	912	1,216	10,929	641	641	641	12,457	25,309
Peru	PS$	6.31%	36,598	45,539	82,137	60,193	47,888	50,661	61,561	261,284	481,587
Colombia	CP$	7.18%	29,284	149,200	178,484	440,317	252,429	434,866	123,515	694,143	1,945,270
Brazil	R$	7.34%	28,013	357,053	385,066	296,070	394,623	325,809	399,708	263,710	1,679,920
	Total		104,146	576,171	680,317	840,742	728,623	841,126	610,832	1,898,096	4,919,419

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Tres a Doce Meses	Total Current 12-31-2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12-31-2018
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	6,265	18,794	25,059	25,059	25,059	25,059	25,059	671,868	772,104
Chile	U.F.	5.75%	571	7,703	8,274	8,011	7,732	3,757	—	—	19,500
Peru	US$	6.64%	8,513	885	9,398	11,039	617	617	617	12,520	25,410
Peru	PS$	6.34%	12,238	74,973	87,211	59,512	47,306	50,068	61,039	258,872	476,797
Colombia	CP$	7.44%	199,799	141,016	340,815	200,620	385,414	329,556	191,919	624,854	1,732,363
Brazil	R$	7.91%	61,663	164,272	225,935	283,858	339,053	274,230	322,022	267,150	1,486,313
	Total		289,049	407,643	696,692	588,099	805,181	683,287	600,656	1,835,264	4,512,487

•                     Summary of finance lease by currency and maturity

			Current			Non-Current
			Maturity		Total Current	Maturity					Total Non-Current
		Nominal Interest	One to three months	Three to twelve months	3-31-2019 (Unaudited)	One to two years	Two to three years	Three to four years	Four to five years	More than five years	3-31-2019 (Unaudited)
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Peru	US$	4.34%	5,633	16,606	22,239	31,241	10,423	—	—	—	41,664
Peru	PS$	5.06%	2,609	6,567	9,176	13,960	7,386	6,490	1,160	302	29,298
Colombia	CP$	8.59%	2,030	5,824	7,854	6,619	2,182	776	512	1,277	11,366
Brazil	R$	10.71%	11,576	30,236	41,812	21,286	10,217	7,192	5,393	11,670	55,758
Chile	U.F.	1.34%	2	6	8	—	10	—	—	—	10
	Total		21,850	59,239	81,089	73,106	30,218	14,458	7,065	13,249	138,096

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Tres a Doce Meses	Total Current 12-31-2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12-31-2018
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Peru	US$	4.34%	5,756	16,939	22,695	33,725	11,180	2,417	—	—	47,322
Peru	PS$	5.23%	1,944	5,748	7,692	14,398	7,223	5,492	1,671	—	28,784
Colombia	CP$	9.60%	517	1,325	1,842	1,086	98	—	—	—	1,184
Brazil	R$	20.35%	2,599	7,182	9,781	5,443	3,925	2,324	1,197	2,002	14,891
	Total		10,816	31,194	42,010	54,652	22,426	10,233	2,868	2,002	92,181

•                     Summary of other obligations by currency and maturity

			Current			Non-Current
			Maturity		Total Current	Maturity					Total Non-Current
		Nominal Interest	One to three months	Three to twelve months	3-31-2019 (Unaudited)	One to two years	Two to three years	Three to four years	Four to five years	More than five years	3-31-2019 (Unaudited)
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Argentina	US$	0.25%	4,211	10,396	14,607	4,209	7,283	7,080	4,054	20,019	42,645
Brazil	R$	7.69%	9,779	27,559	37,338	35,187	31,614	28,842	12,052	13,518	121,213
Colombia	CP$	6.10%	12,247	—	12,247	—	—	—	—	—	—
Total			26,237	37,955	64,192	39,396	38,897	35,922	16,106	33,537	163,858

			Current			Non-Current
			Maturity			Maturity
		Nominal	One to three months	Three to twelve months	Total Current 12-31-2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12-31-2018
Country	Moneda	Interest Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Argentina	US$	0.25%	2,091	12,576	14,667	2,783	10,911	4,115	4,136	20,515	42,460
Brazil	R$	7.68%	10,293	30,195	40,488	35,824	33,141	29,992	18,085	14,742	131,784
Colombia	CP$	6.15%	14,821	—	14,821	—	—	—	—	—	—
Total			27,205	42,771	69,976	38,607	44,052	34,107	22,221	35,257	174,244

21.           RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

•                      Compliance with proper corporate governance standards.

•                      Strict compliance with all of Group’s internal policies.

•                      Each business and corporate area determines:

I)                   The markets in which it can operate based on its knowledge and ability to ensure effective risk management;

II)              Criteria regarding counterparts;

III)         Authorized operators.

•                      Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

•                      All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

•                      Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Group’s policies, standards, and procedures.

21.1 Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as, the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

Depending on the Group’s estimates and the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate to a fixed rate.

The financial debt structure of the Group detailed by the mostly strongly hedged fixed and floating interest rates on total net debt, net of hedging derivative instruments, is as follows:

Gross position:

	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
	%	%
Fixed interest rate debt	54%	59%

21.2    Exchange rate risk

Exchange rate risks involve basically the following transactions:

•                      Debt taken on by the Group’s companies that is denominated in a currency other than the currency in which its cash flows are indexed.

•                      Payments to be made in a currency other than that in which its cash flows are indexed for the acquisition of project-related materials and for corporate insurance policies.

•                      Income in Group companies directly linked to changes in currencies other than the currency of its cash flows.

•                      Cash flows from foreign subsidiaries to the Chilean parent company which are exposed to exchange rate fluctuations.

In order to mitigate foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy pursues to refinance debt in the functional currency of each of the Group’s companies.

21.3 Commodities risk

The Enel Américas Group has a risk exposure to price fluctuations in certain commodities, basically due to:

•                      Purchases of fuel used to generate electricity.

•                      Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Group has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and with regulated customers subject to long-term tender processes, establishing indexation polynomials that allow for reducing commodities exposure risk.

Considering the operating conditions faced by the power generation market, with drought and highly volatile commodity prices on international markets, the Company is constantly evaluating the use of hedging to minimize the impacts that these price fluctuations have on its results.

As of March 31, 2019, there were transactions of purchases of energy futures contracts for 3.96 GWh. These purchases back up energy sale contracts in the wholesale market. As of March 31, 2019, 5.59 GWh of sale contracts and 1.32 GWh of purchases of future energy have been settled during the year.

As of December 31, 2018, there were transactions of purchases of energy futures contracts for 5.28 GWh.

Such purchases cover an energy sales contract in the wholesale market. As of December 31, 2018, 10.92 GWh of forward energy sale contracts and 7.2 GWh of forward energy purchase contracts were settled.

21.4 Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives (see Notes 20 and 22).

As of March 31, 2019, the  Group has ThUS$1,925,533 in cash and cash equivalents and ThUS$650,000 of unconditionally available lines of long-term credit. As of December 31, 2018, the Group has cash and cash equivalents of ThUS$1,904,285 and unconditionally available lines of long-term credit of ThUS$1,000,000.

21.5    Credit risk

The Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non-significant cumulative receivables amounts. This situation applies to the electricity generating and distribution lines of business.

In our electricity generating business, some countries’ regulations allow suspending the energy service to customers with outstanding payments, and most contracts have termination clauses for payment default. The Company monitors its credit risk on an ongoing basis and measures quantitatively its maximum exposure to payment default risk, which, as stated above, is very low.

In our electricity distribution companies, the suspension of energy service to customers in payment default is permitted in all cases, in accordance with current regulations in each country. This facilitates our credit risk management, which is also low in this line of business.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade where possible) with thresholds established for each entity.

Banks that have received investment grade ratings from the three major international rating agencies (Moody’s, S&P, and Fitch) are selected for making investments.

Investments may be backed with treasury bonds from the countries in which the company operates and/or with commercial papers issued by the highest rated banks; the latter are preferable as they offer higher returns (always in line with current investment policies).

21.6    Risk measurement

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Company, thereby reducing volatility in the income statement.

The portfolio of positions included for purposes of calculating the present Value at Risk include:

•                      Financial debt

•                      Hedge derivatives for debt

The VaR determined represents the potential variation in value of the portfolio of positions described above in a quarter with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions, with respect to the Chilean peso, including:

•                      U.S. dollar Libor interest rate.

•                      The different currencies with which our companies operate and the customary local indices used in the banking industry.

•                      The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one quarter) of market values (both spot and term) for the risk variables, using Bootstrapping simulations.

The quarter 95%-confidence VaR number is calculated as the 5% percentile most adverse of the quarterly possible fluctuations.

Taking into consideration the assumptions previously described, the quarter VaR of the previously discussed positions was ThUS$699,000.This value represents the potential increase of the Debt and Derivatives’ Portfolio, thus these Values at Risk are inherently related, among other factors, to the Portfolio’s value at each quarter end.

22.           FINANCIAL INSTRUMENTS

22.1    Financial instruments, classified by type and category

a)                 The detail of financial assets, classified by type and category, as of March 31, 2019 and December 31, 2018, is as follows:

	March 31, 2019 (Unaudited)
	Financial assets at fair value with changes in results	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable and other accounts receivable	—	4,050,201	—	—
Derivative instruments	521	—	—	46,301
Other financial assets	110,275	41,216	—	—
Total Current	110,796	4,091,417	—	46,301

Equity instruments	—	—	738	—
Trade accounts receivable and other accounts receivable	—	723,267	—	—
Derivative instruments	14,010	—	—	62,595
Other financial assets	2,412,824	355,142	—	—
Total Non-Current	2,426,834	1,078,409	738	62,595
Total	2,537,630	5,169,826	738	108,896

	December 31, 2018
	Financial assets at fair value with changes in results	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable and other accounts receivable	—	3,565,359	—	—
Derivative instruments	3,311	—	—	41,113
Other financial assets	128,956	37,013	—	—
Total Current	132,267	3,602,372	—	41,113

Equity instruments	—	—	753	—
Trade accounts receivable and other accounts receivable	—	908,160	—	—
Derivative instruments	13,344	—	—	56,385
Other financial assets	2,371,649	354,344	—	—
Total Non-Current	2,384,993	1,262,504	753	56,385
Total	2,517,260	4,864,876	753	97,498

b)                 The detail of financial liabilities, classified by type and category, as of March 31, 2019 and December 31, 2018, is as follows:

	March 31, 2019 (Unaudited)
	Financial liabilities at fair value with changes in results	Financial liabilities measured at amortized cost	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$

Interest-bearing loans	—	1,529,301	—
Commercial accounts and other accounts payable	—	7,118,294	—
Derivative instruments	99	—	3,482
Other financial liabilities	947	—	—
Total Current	1,046	8,647,595	3,482

Interest-bearing loans	—	5,212,320	—
Commercial accounts and other accounts payable	—	1,174,083	—
Derivative instruments	—	—	—
Other financial liabilities	—	—	—
Total Non-Current	—	6,386,403	—
Total	1,046	15,033,998	3,482

	December 31, 2018
	Financial liabilities at fair value with changes in results	Financial liabilities measured at amortized cost	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$

Interest-bearing loans	—	1,642,504	—
Commercial accounts and other accounts payable	—	6,892,192	—
Derivative instruments	380	—	5,215
Other financial liabilities	—	—	—
Total Current	380	8,534,696	5,215

Interest-bearing loans	—	4,621,855	—
Commercial accounts and other accounts payable	—	930,891	—
Derivative instruments	—	—	13
Other financial liabilities	—	—	—
Total Non-Current	—	5,552,746	13
Total	380	14,087,442	5,228

22.2              Derivative instruments

The risk management policy of the Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its hedges as follows:

•                      Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

•                      Fair value hedges: Those that hedge the fair value of the underlying hedged item.

•                      Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedging instruments are recognized at fair value through profit or loss (financial assets held for trading).

a)                 Assets and liabilities for hedge derivative instruments

As of March 31, 2019 and December 31, 2018, financial derivative qualifying as hedging instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	March 31, 2019 (Unaudited)				December 31, 2018
	Asset		Liability		Asset		Liability
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	72	—	586	—	442	—	1,599	—
Cash flow hedge	72	—	586	—	442	—	1,599	—
Exchange rate hedge:	46,750	76,605	2,995	—	43,982	69,729	3,996	13
Cash flow hedge	46,744	62,595	2,995	—	40,671	56,385	3,681	13
Fair value hedge	6	14,010	—	—	3,311	13,344	315	—
TOTAL	46,822	76,605	3,581	—	44,424	69,729	5,595	13

•                     General information on hedge derivative instruments

Hedging derivative instruments and their corresponding hedged instruments are shown in the following table:

Type of Hedge Instrument	Description of hedged risk	Description of hedged item	Fair Value of Hedged Item 3-31-2019 (Unaudited) ThUS$	Fair Value of Hedged Item 12-31-2018 ThUS$

SWAP	Interest rate	Bank loans	13,415	(567)
SWAP	Interest rate	Unsecured obligations (bonds)	(486)	(592)
SWAP	Exchange rate	Bank loans	92,319	93,210
SWAP	Exchange rate	Bank loans	14,017	16,341
FORWARD	Exchange rate	Operational Income	581	153

As of March 31, 2019 and December 31, 2018, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

For fair value hedges, the gain or losses on the hedging derivative instrument and on the underlying hedged item recognized during the periods of three months ended March 31, 2019 and 2018, is detailed in the following table:

	March 31, 2019 (Unaudited)		March 31, 2018 (Unaudited)
	Gains	Losses	Gains	Losses
	ThUS$	ThUS$	ThUS$	ThUS$
Hedging derivative instrument	—	(898)	—	(2,601)
Underlying hedged item	1,781	—	2,518	—
TOTAL	1,781	(898)	2,518	(2,601)

b)                 Financial derivative instruments assets and liabilities at fair value through profit or loss

As of March 31, 2019 and December 31, 2018, financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	March 31, 2019 (Unaudited)				December 31, 2018
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Current	Current	Non-Current	Non-Current	Current	Current	Non-Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Non-hedging derivative instrument (1)	20,639	947	—	—	23,584	—	—	—

(1)                 Includes forward contracts entered into by the Group mainly to hedge foreign exchange risk related to dividends received or to be received from its foreign subsidiaries. Although, the hedge relationship has economic substance, they do not comply with all the hedging documentation requirements set forth by IFRS 9 Financial Instruments to qualify for hedge accounting. Also, it includes cross currency swaps to cover the interest rate and foreign exchange risks of financial debts which as part of the corporate reorganization were transferred to Enel Chile, thus, discontinuing the hedge accounting.

c)                  Other information on derivatives:

The following table sets forth the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of March 31, 2019 and December 31, 2018:

	March 31, 2019 (Unaudited)
		Notional amount
	Fair value	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Total
Financial Derivatives	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	(514)	132,989	—	—	—	—	132,989
Cash flow hedge	(514)	132,989	—	—	—	—	132,989
Exchange rate hedge:	120,360	411,156	450,833	64,157	—	—	926,146
Cash flow hedge	106,344	411,156	368,712	64,157	—	—	844,025
Fair value hedge	14,016	—	82,121	—	—	—	82,121
Derivatives not designated for hedge accounting	19,692	774,484	—	—	—	—	774,484
TOTAL	139,538	1,318,629	450,833	64,157	—	—	1,833,619

	December 31, 2018
		Notional amount
	Fair value	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Total
Financial Derivatives	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	(1,157)	697,840	—	—	—	—	697,840
Cash flow hedge	(1,157)	697,840	—	—	—	—	697,840
Exchange rate hedge:	109,702	441,328	229,689	172,912	—	—	843,929
Cash flow hedge	93,362	369,655	229,689	90,327	—	—	689,671
Fair value hedge	16,340	71,673	—	82,585	—	—	154,258
Derivatives not designated for hedge accounting	23,584	577,390	—	—	—	—	577,390
TOTAL	132,129	1,716,558	229,689	172,912	—	—	2,119,159

The contractual maturities of hedging and non-hedging derivatives do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

22.3    Fair value hierarchies

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.g.

The following table presents financial assets and liabilities measured at fair value as of March 31, 2019 and December 31, 2018:

	3-31-2019	Fair Value Measured at End of Reporting Period Using:
	(Unaudited)	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Financial derivatives designated as cash flow hedge	109,409	—	109,409	—
Financial derivatives designated as fair value hedge	14,018	—	14,018	—
Financial derivatives not designated for hedge accounting	20,639	—	20,639	—
Financial assets at fair value with changes in other comprehensive income	738	—	738	—
Financial assets at fair value through profit or loss	2,502,458	89,647	2,412,811	—
Total	2,647,262	89,647	2,557,615	—
Financial Liabilities
Financial derivatives designated as cash flow hedge	3,581	—	3,581	—
Financial derivatives designated as fair value hedge	—	—	—	—
Financial derivatives not designated for hedge accounting	947	—	947	—
Total	4,528	—	4,528	—

		Fair Value Measured at End of Reporting Period Using:
	12-31-2018	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Financial derivatives designated as cash flow hedge	97,498	—	97,498	—
Financial derivatives not designated for hedge accounting	16,655	—	16,655	—
Financial derivatives not designated for hedge accounting	23,584	—	23,584	—
Financial assets at fair value with changes in other comprehensive income	753	—	753	—
Financial assets at fair value through profit or loss	2,477,021	105,386	2,371,635	—
Total	2,615,511	105,386	2,510,125	—
Financial Liabilities
Financial derivatives designated as cash flow hedge	5,293	—	5,293	—
Financial derivatives designated as fair value hedge	315	—	315	—
Financial derivatives not designated for hedge accounting	—	—	—	—
Total	5,608	—	5,608	—

22.3.1 Financial instruments whose fair value measurement is classified as Level 3:

The Group does not have financial instruments measured at fair value whose fair value measurement is classified as Level 3.

23.           TRADE AND OTHER CURRENT AND NON-CURRENT PAYABLES

The detail of Trade and Other Current Payables as of March 31, 2019 and December 31, 2018 is as follows:

	Current		Non-Current
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
Trade and Other Payables	ThUS$	ThUS$	ThUS$	ThUS$
Trade current payables
Energy suppliers	1,219,265	1,069,698	186,795	194,586
Fuel and gas suppliers	8,851	19,296	—	—
Payables for goods and services	756,468	908,269	11,111	12,094
Payables for assets acquisitions	73,003	109,457	18,916	15,066
Subtotal Trade Payables	2,057,587	2,106,720	216,822	221,746

Other payables
Dividends payable to non-controlling interests	340,178	218,424	—	—
Payables to CAMMESA (1)	336,774	304,259	160,622	183,843
Fines and complaints (2)	157,466	164,123	—	—
Research and development	104,390	110,996	113,443	99,334
Taxes payables other than income tax	212,429	220,722	2,012	2,165
Accounts payables to staff	177,542	196,351	117	103
Regulatory Liabilities Brazilian Subsidiaries	617,933	568,085	337,091	401,029
Agreement Enel Distribución Sao Paulo with Eletrobras (3)	68,732	—	322,834	—
Other payables	243,495	226,567	22,174	24,836
Subtotal other current payables	2,258,939	2,009,527	958,293	711,310

Total	4,316,526	4,116,247	1,175,115	933,056

See Note 21.4 for the description of the liquidity risk management policy.

(1)             As of March 31, 2019, the balance includes ThUS$299,449 from our subsidiary Edesur related to the payables for energy purchases from CAMMESA (ThUS$257,715 as of December 31, 2018). In addition, it included a total amount of ThUS$197,947 (ThUS$230,387 as of December 31, 2018) related to the loan agreements signed with CAMMESA for (i) financing the functional operational needs of the power generating plant of our subsidiary Enel Generación Costanera, (ii) financing the maintenance needs of the turbosteam generators in our subsidiary Dock Sud, and (iii) financing the Extraordinary Investment Plan our subsidiary Edesur.

(2)             Corresponds mainly to fines and complaints that our Argentine subsidiary Edesur S.A. has received during the current and prior years from the regulatory agency due to business service quality, technical product quality, and public safety. These fines have not been paid, as some were suspended under the Agreement Act signed in 2007 with the Argentine government, the amount of these fines and complaints is updated in line with the adjustments to the value added from distribution as part of tariff reviews. As of March 31, 2019 as a result of application of ENRE Resolution No. 1/2016, the financial update of those fines and complaints resulted in an  expense of ThUS$43,591 (ThUS$48,555 as of December 31, 2018)

(3)             This corresponds to an agreement between Enel Distribución Sao Paulo and Eletrobrás ending a lawsuit between both parties dating from 1986. These amounts were duly provisioned (see Notes 24 and 34.3.b.31).

The detail of trade payables, both up to date and past due as of March 31, 2019 and December 31, 2018 are presented in Appendix 3.

24.           PROVISIONS

a)                 The detail of provisions as of March 31, 2019 and December 31, 2018, is as follows:

	Current		Non-Current
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
Provisions	ThUS$	ThUS$	ThUS$	ThUS$

Provisions for legal proceedings	324,456	387,763	989,725	1,303,973
Decommissioning or restoration (*)	24,557	30,245	63,873	57,475
Provision for environmental issues (**)	904	1,044	652	721
Other provisions	3,853	3,811	2,534	1,807

Total	353,770	422,863	1,056,784	1,363,976

(*)             Includes the provision for restoration of our subsidiary Emgesa related to the El Quimbo Project, regarding the necessary works to mitigate the environmental impact of filling the dam. The works are estimated to take 30 years. The main activities under this obligation, among other things, are forest restoration, border protection, lotic and fishing programs and flora and fauna monitoring programs.

(**)      Includes obligations for the environmental license for the El Quimbo Project, such as settlement of contracts for completed works and minor works necessary to operate the power plant at 2016.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the related matters.

b)                 Changes in provisions for the three-month period ended March 31, 2019 and for the year ended December 31, 2018, are as follows:

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Provisions	ThUS$	ThUS$	ThUS$	ThUS$
Changes in Provisions
Opening balance as of January 1, 2019	1,691,736	87,720	7,383	1,786,839
Increase (decrease) in existing provisions (1)	(356,129)	(285)	3,777	(352,637)
Acquisition of Business combination	—	—	—	—
Provision used	(47,471)	(1,998)	(2,535)	(52,004)
Increase from adjustment to time value of money	50,486	766	(330)	50,922
Foreign currency translation	(10,437)	2,227	(352)	(8,562)
Transfer to P&L	(14,004)	—	—	(14,004)
Total Changes in Provisions	(377,555)	710	560	(376,285)
Closing balance as of March 31, 2019 (Unaudited)	1,314,181	88,430	7,943	1,410,554

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Provisions	ThUS$	ThUS$	ThUS$	ThUS$
Changes in Provisions
Opening balance as of January 1, 2018	828,490	90,278	11,503	930,271
Increase (decrease) in existing provisions	331,820	14,798	(38,889)	307,729
Acquisition of Business combination	869,545	—	65,943	935,488
Provision used	(159,421)	(13,855)	(31,138)	(204,414)
Increase from adjustment to time value of money	143,917	2,997	280	147,194
Foreign currency translation	(232,915)	(6,498)	(316)	(239,729)
Transfer to P&L	(89,700)	—	—	(89,700)
Total Changes in Provisions	863,246	(2,558)	(4,120)	856,568
Closing balance as of December 31, 2018	1,691,736	87,720	7,383	1,786,839

(1)             It includes reclassification of Trade and other payables originating in an agreement between Enel Distribución Sao Paulo and Eletrobrás ending a lawsuit between both parties dating from 1986 (see Notes 23 and 34.3.b.31).

25.           EMPLOYEE BENEFIT OBLIGATIONS

25.1 General information

The Company and certain of its subsidiaries in Brazil, Colombia, Peru and Argentina granted various post-employment benefits for all or certain of their active or retired employees. These benefits are calculated and recognized in the financial statements according to the policy described in Note 3.m.1, and include primarily the following:

a)                 Defined benefit plans:

•                      Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

•                      Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period, which depending on the company, varies within a range from 5 to 15 years.

b)                 Other benefits

Five-year benefit: A benefit certain employees receive after 5 years and which begins to accrue from the second year onwards.

Unemployment: A benefit paid regardless of whether the employee is fired or leaves voluntarily. This benefit accrues on a daily basis and is paid at the time of contract termination (although the law allows for partial withdrawals for housing and education).

Seniority bonuses:

There is an agreement to give workers (“subject to the collective agreement”) an extraordinary bonus for years of service upon completion of the equivalent of five years of actual work based on the following:

Years of Service	Benefit
5, 10, 15	1 monthly salary
20	1.5 monthly salary
25, 30, 35, 40	2.5 monthly salaries

Health plan: Corresponds to a medical and dental benefit granted to the immediate family of retired employees of Emgesa. The benefit covers the immediate family, and in the event of the death of the beneficiary, the benefit is extended for six months, after which time the benefit is no longer provided.

c)                  Defined contribution benefits:

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability or death.

25.2    Details, changes and presentation in financial statements

a)                 The post-employment obligations associated with defined benefits plans and the related plan assets as of March 31, 2019 and December 31, 2018, are detailed as follows:

General ledger accounts:

	Balance as of
	3-31-2019 (Unaudited)	12-31-2018
	ThUS$	ThUS$

Post-employment obligations, non-current	1,331,375	1,343,507
Total Liabilities	1,331,375	1,343,507
Total Post-Employment Obligations, Net	1,331,375	1,343,507

Reconciliation with general ledger accounts:

	Balance as of
	3-31-2019 (Unaudited)	12-31-2018
	ThUS$	ThUS$

Post-employment obligations	4,320,697	4,235,466
(-) Fair value of plan assets (*)	(3,017,332)	(2,919,501)
Total	1,303,365	1,315,965

Amount not recognized due to limit on Plan Assets Ceiling (**)	21,940	21,463
Minimum funding required (IFRIC 14) (***)	6,070	6,079
Total Post-Employment Obligations, Net	1,331,375	1,343,507

(*)             Plan assets to fund defined benefit plans only in our Brazilian subsidiaries (Enel Distribución Rio S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo and Enel Distribución Goiás).

(**)      In Enel Distribución Ceará S.A., certain pension plans currently have an actuarial surplus amounting to ThUS$21,490 as of March 31, 2019 (ThUS$21,463 as of December 31, 2018), which actuarial surplus was not recognized as an asset in accordance with IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, because the Complementary Social Security (SPC) regulations - CGPC Resolution No. 26/2008 states that the surplus can only be used by the sponsor if the contingency reserve on the balance sheet of the Foundation is at the maximum percentage (25% of reserves). This ensures the financial stability of the plan based on the volatility of these obligations. If the surplus exceeds this limit, it may be used by the sponsor to reduce future contributions or be reimbursed to the sponsor.

(***)In Enel Distribución Rio S.A., there has been recognized in accordance with the provisions of IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction an additional liability as of March 31, 2019 for ThUS$6,070 (ThUS$6,079 as of December 31, 2018). This corresponds to actuarial debt contracts that the company signed with Brasiletros (an institution providing pension funds exclusively to employees and retired employees of Enel Distribución Rio S.A.). This was done to equalize deficits on certain pension plans, since the sponsor assumes responsibility for these plans, in accordance with current legislation.

b)                 The following amounts were recognized in the consolidated statement of comprehensive income for the three-month period ended March 31, 2019 and 2018:

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Expense Recognized in Comprehensive Income	ThUS$	ThUS$
Current service cost for defined benefits plan	2,583	895
Interest cost for defined benefits plan	93,692	25,204
Interest income from the plan assets	(65,691)	(18,312)
Interest cost on asset ceiling components	528	—

Expenses recognized in Profit or Loss	31,112	7,787
Losses from remeasurement of defined benefit plans	—	—
Total expense recognized in Comprehensive Income	31,112	7,787

c)                  The presentation of net actuarial liabilities as of March 31, 2019 and December 31, 2018, are as follows

Net Actuarial Liability	ThUS$
Opening balance as of January 1, 2018	388,931
Net interest cost	83,421
Service cost	6,383
Benefits paid	(15,778)
Contributions paid	(94,629)
Actuarial (gains) losses from changes in financial assumptions	272,123
Actuarial (gains) losses from changes in experience adjustments	71,519
Return on plan assets, excluding interest	(121,042)
Changes in the asset limit	(25,081)
Minimum finding required (IFRIC 14)	(19,992)
Past service cost Defined benefit plan obligations	(850)
Defined benefit plan obligations from business combinations	870,687
Transfer of employees	88
Foreign currency translation differences	(72,273)
Closing balance as of December 31, 2018	1,343,507
Net interest cost	28,529
Service cost	2,583
Benefits paid	(2,996)
Contributions paid	(40,008)
Transfer of employees	(157)
Foreign currency translation differences	(83)
Closing balance as of March 31, 2019 (Unaudited)	1,331,375

d)                 The balance and changes in post-employment defined benefit obligations for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

Actuarial Value of Post-employment Obligations	ThUS$
Opening balance as of January 1, 2018	1,063,551
Service cost	6,383
Interest cost	269,331
Contributions from plan participants	1,781
Actuarial (gains) losses from changes in financial assumptions	272,123
Actuarial (gains) losses from changes in experience adjustments	71,519
Foreign currency translation	(196,015)
Contributions paid	(275,600)
Past service cost Defined benefit plan obligations	(850)
Defined benefit plan obligations from business combinations	3,023,155
Transfer of employees	88
Closing balance as of December 31, 2018	4,235,466
Service cost	2,583
Interest cost	93,692
Foreign currency translation	(7,891)
Contributions paid	(2,996)
Transfer of employees	(157)
Closing balance as of March 31, 2019 (Unaudited)	4,320,697

As of March 31, 2019, the post-employment benefit obligations are allocated as follows: 0.06% is from defined benefit plans in the Chilean holding company (0.06% as of December 31, 2018), 96.59% is from defined benefit plans in Brazilian companies (96.56% as of December 31, 2018), 2.92% is from defined benefit plans in Colombian companies (2.91% as of December 31, 2018), 0.31% is from defined benefit plans in Argentine companies (0.35% as of December 31, 2018), and the remaining 0.12% is from defined benefit plans in Peruvian companies (0.12% as of December 31, 2018).

Changes in the fair value of the benefit plan assets are as follows:

Fair Value of Plan Assets	ThUS$
Opening balance as of January 1, 2018	(751,669)
Interest income	(190,283)
Return on plan assets, excluding interest	(121,042)
Foreign currency translation differences	132,549
Employer contributions	(94,629)
Benefit paid	(1,781)
Benefits	259,822
Defined benefit plan obligations from business combinations	(2,152,468)
Closing balance as of December 31, 2018	(2,919,501)
Interest income	(65,691)
Foreign currency translation differences	7,868
Employer contributions	(40,008)
Closing balance as of March 31, 2019 (Unaudited)	(3,017,332)

e)                  The main categories of benefit plan assets are as follows:

	3-31-2019 (Unaudited)		12-31-2018
Category of Plan Assets	ThUS$	%	ThUS$	%
Equity instruments (variable income)	241,806	8.01%	233,854	8.01%
Fixed-income assets	2,499,142	82.83%	2,418,502	82.84%
Real estate investments	150,860	5.00%	145,879	5.00%
Other	125,524	4.16%	121,266	4.15%
Total	3,017,332	100%	2,919,501	100%

The plans for retirement benefits and pension funds held by our Brazilian subsidiaries, Enel Distribución Rio S.A., Enel Distribución Ceará, Enel Distribución Goiás and Enel Distribución Sao Paulo, maintain investments as determined by the resolutions of the National Monetary Council, ranked in fixed income, equities and real estate. Fixed income investments are predominantly invested in federal securities. Regarding equities, Faelce (an institution providing pension funds exclusively to employees and retired employees of Enel Distribución Ceará) holds common shares of Enel Distribución Ceará; Brasiletros (a similar institution for employees of Enel Distribución Rio), Eletra (an institution pension fund exclusively for employees and retired staff Enel Distribución Goiás) and FUNCESP (an institution providing pension funds responsible for the management of benefits plans sponsored by Enel Distribución Sao Paulo) hold shares in investment funds with a portfolio traded on Bovespa (the São Paulo Stock Exchange). Finally, with regards to real estate, the foundations Faelce and Brasiletros have properties that are currently leased to Enel Distribución Rio and Enel Distribución Ceará, while in Eletra the real estate investments are exclusively for the own use of the foundation.

The following table sets forth the assets affected by the plans and invested in shares, leases and real estate owned by the Group:

	3-31-2019 (Unaudited)	12-31-2018
	ThUS$	ThUS$
Real Estate	29,013	30,405
Total	29,013	30,405

f)                   Reconciliation of asset ceiling:

Reconciliation of Asset Ceiling	ThUS$
Opening balance as of January 1, 2018	47,918
Interest on assets not recognized	4,373
Other changes in assets not recognized due to asset limit	(25,081)
Foreign currency translation differences	(5,747)
Closing balance as of December 31, 2018	21,463
Interest on assets not recognized	528
Foreign currency translation differences	(51)
Closing balance as of March 31, 2019 (Unaudited)	21,940

25.3    Other revelations

•                      Actuarial assumptions:

As of March 31, 2019 and December 31, 2018, the following assumptions were used in the actuarial calculation of defined benefit plans:

	Chile		Brazil		Colombia		Argentina		Peru
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
Discount rates used	4.70%	4.70%	7.90% - 9.15%	7.90% - 9.15%	6.80%	6.80%	34.7% - 34.9%	34.7% - 34.9%	6.17%	6.17%
Expected rate of salary increases	3.80%	3.80%	5.04% - 6.08%	5.04% - 6.08%	5.00%	5.00%	28.3% - 28.5%	28.3% - 28.5%	4.00%	4.00%
Mortality tables	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014	AT 2000	AT 2000	RV 2008	RV 2008	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014
Turnover rate	4.75%	4.75%	6.60%	6.60%	0.46%	0.46%	1.40%	1.40%	4.25%	4.25%

•                      Sensitivity:

As of March 31, 2019, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThUS$349,103 (ThUS$349,448 as of December 31, 2018) if the rate rises and an increase of ThUS$414,010 (ThUS$414,404 as of December 31, 2018) if the rate falls.

•                      Defined contribution:

The contributions made to the defined contribution plans are recorded in the item “employee expenses” in the consolidated statement of comprehensive income. The amounts recorded for this concept for the three-month period ended March 31, 2019 and 2018 were ThUS$2,385 and ThUS$2,223, respectively.

•                      Future disbursements:

The estimates available indicate that ThUS$146,905 (net effect) will be disbursed for defined benefits in 2019.

•                      Length of commitments:

The Group’s obligations have a weighted average length of 9.41 years, and the outflows of benefits for the next 10 years and more is expected to be as follows:

Years	ThUS$
1	323,159
2	354,268
3	345,477
4	338,766
5	333,060
Over 5 to 10	1,537,047

•                      Multi-employer plans Enel Distribución Sao Paulo:

FUNCESP is the entity in charge of the benefit plans sponsored by Enel Distribución Sao Paulo. Through negotiations with representative trade unions, the company reformulated the plan in 1997, considering as its main characteristic a mixed model made up by 70% of the actual wage contributed as defined benefit and 30% of the actual wage contributed as established contribution. The purpose of this reformulation was to consider the actuarial technical deficit and to reduce the risk of future deficits.

The cost of the defined benefit plan is evenly divided between the Company and the employees according to the rates mentioned above. The rates representing the costs vary between 1.45% and 4.22%, according to the range of wages and they are annually reassessed by an independent actuary. The cost of the defined contribution is based on the percentage freely chosen by the participant (from 1% to 100% over 30% of the actual wage contributed), with a contribution of the Company of up to the limit of 5% over the 30% basis of the contribution remuneration.

The Settled Proportional Supplementary Benefit - BSPS guarantees the plan participating employees that adhered to the model implemented in the Company’s privatization. This benefit will ensure the proportional value corresponding to the previous service period to the adherence date to the new mixed plan. This benefit will be paid from the date in which the participant completes the minimum times required under the regulation of the new plan.

26.           EQUITY

26.1    Equity attributable to the shareholders of Enel Américas

26.1.1     Subscribed and paid capital and number of shares

The issued capital of the Company for the three-month period ended March 31, 2019 and 2018 is US$6,763,204,424 divided into 57,452,641,516 authorized, subscribed and paid-in shares. All of the shares issued by the Company are subscribed and paid, and they are listed for trade on the Bolsa de Comercio de Santiago de Chile, the Bolsa Electrónica de Chile, and the New York Stock Exchange (NYSE). As of March 31, 2019 and December 31, 2018, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

Treasury shares

The treasury shares at January 1, 2017 are US$139,630,480 divided into 872,333,871 shares, and were acquired as part of the merger process as follows:

•                      129,829,692 shares for a total amount of US$21,517,199 acquired from the minority shareholders of the Company, Endesa Américas and Chilectra Américas, who disagreed with respect to the merger and exercised their withdrawal rights.

•                      742,504,179 shares for a total amount of US$118,113,281 corresponding to the shares of Endesa Américas acquired in the tender offer.

At the April 27, 2017, Extraordinary Shareholders’ meeting of Enel Américas, approved the cancellation of treasury shares acquired as a result of the merger process and the consequent reduction of the share capital by the same amount.

26.1.2     Dividends

On November 24, 2015, the Board unanimously agreed to distribute interim dividend No. 92 of US$0.00174 per share on January 29, 2016 against fiscal year 2015 statutory net income. This corresponded to 15% of net income calculated as of September 30, 2015, in accordance with the dividend policy.

The Ordinary Shareholders’ Meeting held on April 28, 2016 approved the distribution of a minimum mandatory dividend (deducting the interim dividend No. 92 paid in January 2016) and an additional dividend, which in the aggregate amounted to US$295,657,660 or US$0.006019495 per share.

Since interim dividend No. 92 had already been paid, the remainder was distributed and paid in final dividend No. 93, which totaled US$241,946,275, equivalent to US$0.00491 per share.

On November 24, 2016, the Board unanimously agreed to distribute interim dividend No. 94 of US$0.00142 per share for a total amount of US$81,873,986 on January 27, 2017 against fiscal year 2016 statutory net income. This corresponded to 15% of net income calculated as of September 30, 2016, in accordance with the dividend policy.

At the April 27, 2017 Ordinary Shareholders´ Meeting of Enel Américas S.A., it was resolved that the minimum dividend (from which the interim dividend paid in January 2017 would be deducted) would be distributed plus an additional dividend, the equivalent of US$0.00501 per share for a total distributed (including the interim dividend) of US$288,326,860. Since interim dividend No. 94 had already been paid, the remainder would be distributed and paid in final dividend No. 95 which totaled US$206,452,874, equivalent to US$0.00359 per share.

On November 29, 2017, the Board of Directors agreed unanimously (those members present), that interim dividend No. 96 of US$0.00100 per share would be charged against 2017 statutory net income to be paid on January 26, 2018. Such amount represents 15% of the net income of Enel Américas calculated as of September 30, 2017 in accordance with the current dividend policy.

The Ordinary Shareholders’ Meeting of Enel Américas S.A. held on April 26, 2018, agreed to distribute a mandatory minimum dividend (from which the interim dividend paid in January 2018 would be deducted) and an additional dividend, amounting to a total of US$354,521,675, which is equivalent to US$0.00617 per share. Since interim dividend No. 96 had already been paid, the remainder was distributed and paid in final dividend No. 97 which totaled US$296,939,208, equivalent to US$0.00517 per share.

On November 26, 2018, the Board of Enel Américas SA, unanimously agreed by the unanimity of its members present, the payment of a provisional dividend of US$0.00134 per share, charged to the profit or loss for the year 2018, to be paid on January 25, 2019. This amount corresponds to 15% of Enel Américas’ net income calculated as of September 30, 2018, in accordance with the dividend policy.

The following table sets forth the dividends paid in the last three years:

Dividend No.	Type of Dividend	Payment Date	Dolar per Share	Charged to
92	Interim	1-29-2016	0.00174	2015
93	Final	5-24-2016	0.00491	2015
94	Interim	1-27-2017	0.00142	2016
95	Final	5-26-2017	0.00359	2016
96	Interim	1-26-2018	0.00100	2017
97	Final	5-25-2018	0.00517	2017
98	Interim	1-25-2019	0.00134	2018

26.2    Foreign currency translation reserves

The following table sets forth foreign currency translation differences attributable to the shareholders of the Company for the three-month period ended March 31, 2019 and 2018:

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Reserves for Accumulated	ThUS$	ThUS$
Empresa Distribuidora Sur S.A.	(191,290)	(128,294)
Compañía Distribuidora y Comercializadora de Energía S.A.	(90,556)	153,611
Enel Distribución Perú S.A.	11,680	65,169
Dock Sud, S.A.	(74,735)	(21,537)
Enel Brasil S.A.	(1,175,682)	(515,934)
Enel Generación Costanera S.A.	(26,521)	(9,374)
Emgesa S.A. E.S.P.	(17,830)	61,642
Enel Generación El Chocón S.A.	(157,295)	(127,793)
Enel Perú S.A.	190,380	—
Enel Generación Perú S.A.	(169,535)	120,400
Enel Generación Piura S.A.	7,347	13,756
Other	(53,889)	(10,939)
TOTAL	(1,747,926)	(399,293)

26.3    Capital Management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a robust financial position.

26.4    Restrictions on subsidiaries transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the Group. The Group’s restricted net assets as of March 31, 2019 from its subsidiaries Enel Distribución Rio, Enel Distribución Ceará, Enel Distribución Perú and Enel Generación Piura were ThUS$1,416,500, ThUS$12,692, ThUS$338,815,  and ThUS$90,907, respectively.

26.5    Other reserves

Other reserves for the three-month period ended March 31, 2019 and 2018, are as follows:

			Balance as of
	Balance as of		3-31-2019
	1-1-2019	2019 changes	(Unaudited)
	ThUS$	ThUS$	ThUS$
Exchange differences on translation (a)	(1,666,109)	(81,817)	(1,747,926)
Cash flow hedges (b)	(5,094)	938	(4,156)
Fair value through other comprehensive income	(397)	(18)	(415)
Other miscellaneous reserves (c)	(3,209,283)	70,474	(3,138,809)
TOTAL	(4,880,883)	(10,423)	(4,891,306)

			Balance as of
	Balance as of		3-31-2018
	1-1-2018	2018 changes	(Unaudited)
	ThUS$	ThUS$	ThUS$
Exchange differences on translation (a)	(453,995)	54,702	(399,293)
Cash flow hedges (b)	(3,472)	(2,673)	(6,145)
Fair value through other comprehensive income	(175)	(11)	(186)
Other miscellaneous reserves (c)	(3,408,922)	—	(3,408,922)
TOTAL	(3,866,564)	52,018	(3,814,546)

a)                 Reserves for exchange differences on translation: These reserves arise primarily from exchange differences relating to: (i) Translation of the financial statements of our subsidiaries with functional currencies other than the US$ dollar (see Note 2.7.3); and (ii) Translation of goodwill arising from the acquisition of companies with functional currencies other than the US$ dollar (see Note 3.c).

b)                 Cash flow hedge reserves: These reserves represent the cumulative effective portion of gains and losses on cash flow hedges (see Note 3.g.5).

c)                  Other miscellaneous reserves.

The main items and their effects are the following:

	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Other Miscellaneous Reserves	ThUS$	ThUS$
Reserve for capital increase in 2013 (1)	(1,345,368)	(1,345,368)
Reserve for corporate reorganization (“Spin-off”) (2)	716,712	716,712
Reserve for subsidiaries transactions (3)	(439,290)	(439,290)
Reserve for transition to IFRS (4)	(1,490,604)	(1,490,604)
Reserve for merger of Enel Américas, Endesa Américas and Chilectra Américas (5)	(730,748)	(730,748)
Reserve for Tender Offer of Endesa Américas and withdrawal rights (6)	(57,100)	(57,100)
Other miscellaneous reserves (7)	207,589	(62,524)
Total	(3,138,809)	(3,408,922)

(1)             Reserve originated from the capital increase that the Company made during the first quarter of 2013.

(2)             Reserve for corporate reorganization (Spin-Offs of companies) completed on March 1, 2016. Corresponds to the effects from the reorganization of the Company and the separation of the Chilean business into a new entity, Enel Chile S.A..

(3)             Reserve from transactions with our subsidiaries. Corresponds to the effect of purchases of equity interests in subsidiaries that were accounted for as transactions between entities under common control.

(4)             Reserve for transition to IFRS. In accordance with Official Bulletin No. 456 from the SVS (Superintendencia de Valores y Seguros de Chile), included in this line item is the price-level restatement of paid-in capital from the date of transition to IFRS, January 1, 2004, to December 31, 2008.

(5)             Reserve for merger of Endesa Américas and Chilectra Américas with and into the Company, completed on December 1, 2016. Represents the recognition of the difference between the capital increase in the Company and the carrying amount of the non-controlling interests that became part of the equity attributable to the equity owners of Enel Américas after completion of the Merger. The difference between the fair market value of the consideration received or paid and the amount by which the non-controlling interests is adjusted is being recognized in equity attributable to the owners of Enel Américas.

(6)             Reserve for Tender Offer of Endesa Américas and withdrawal rights. Represents the recognition of the difference between the carrying amount and the price paid for the non-controlling interests acquired in the Tender Offer for Endesa Américas, which resulted in a charge to other reserves for ThUS$56,578. Also, includes ThUS$523 related to recognition of the difference between the carrying amount and the price paid for the shares of those shareholders who exercised their withdrawal rights.

(7)             Other miscellaneous reserves from transactions made in prior years.

26.6    Non-controlling Interests

The detail of non-controlling interests as of and for the three-month period ended March 31, 2019 and 2018, is as follows:

	Non-controlling interests
		Equity		Profit (Loss)
Companies	3-31-2019 (Unaudited) %	3-31-2019 (Unaudited) ThUS$	12-31-2018 ThUS$	3-31-2019 (Unaudited) ThUS$	3-31-2018 ThUS$
Enel Distribución Río S.A.	0.27%	2,475	2,471	10	28
Enel Distribución Ceará S.A.	26.00%	205,041	204,985	414	6,866
Enel Distribución Sao Paulo	4.12%	68,469	68,083	512	—
Compañía Distribuidora y Comercializadora de Energía S.A.	51.59%	407,783	439,727	26,450	23,301
Emgesa S.A. E.S.P.	51.52%	624,191	675,574	47,873	42,194
Enel Distribucion Perú S.A.	16.85%	107,246	104,792	5,721	4,466
Enel Generacion Perú S.A.	16.40%	132,509	128,863	4,426	6,136
Chinango S.A.C.	33.12%	36,251	36,158	1,661	1,167
Empresa Distribuidora Sur S.A.	27.91%	163,777	177,338	(5,062)	6,164
Enel Generacion Costanera S.A.	24.38%	38,577	34,353	5,504	999
Enel Generacion El Chocón S.A.	34.31%	88,413	102,131	6,123	8,232
Inversora Dock Sud S.A.	42.86%	66,217	60,390	8,867	5,893
Central Dock Sud S.A.	29.76%	65,485	59,687	8,784	5,836
Enel Generacion Piura S.A.	3.50%	5,239	4,924	224	172
Enel Distribución Goias	0.12%	1,046	1,033	16	17
Other		7,516	7,383	118	685
TOTAL		2,020,235	2,107,892	111,641	112,156

27.           REVENUE AND OTHER OPERATING INCOME

The detail of revenue presented in the statement of comprehensive income for the three-month period ended March 31, 2019 and 2018, is as follows:

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Revenues	ThUS$	ThUS$
Energy sales (1)	3,079,906	2,357,543
Generation	561,689	544,039
Regulated customers	118,845	146,820
Unregulated customers	248,069	253,755
Spot market sales	187,380	134,960
Other customers	7,395	8,504
Distribution	2,518,217	1,813,504
Residential	1,246,968	743,808
Business	545,787	396,214
Industrial	202,713	166,202
Other customers	522,749	507,280
Other sales	16,041	11,398
Gas sales	9,779	8,212
Sales of goods and services	6,262	3,186
Revenue from other services	272,847	177,793
Tolls and transmission	208,734	117,828
Metering equipment leases	30	33
Public lighting	647	1,051
Verifications and connections	1,578	1,199
Engineering and consulting services	168	177
Rental of public lighting infrastructure	37,275	27,482
Other services	24,415	30,023
Total revenues	3,368,794	2,546,734

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Other Operating Income	ThUS$	ThUS$
Revenue from construction contracts	176,299	135,286
Other income	41,446	51,883
Total other operating income	217,745	187,169

(1)             In Argentina, on February 1, 2017, the ENRE issued Resolution No. 64/2017, regarding the Comprehensive Tariff Review (CTR), which updates the rate retroactively as of January 2017. The effects recognized by this resolution in the three-month period ended March 31, 2019 were ThUS$273,903 (ThUS$440,425 for the three-month period ended March 31, 2018).

28.           RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used presented in profit or loss for the three-month period ended March 31, 2019 and 2018, is as follows:

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Raw Materials and Consumables Used	ThUS$	ThUS$
Energy purchases	(1,586,153)	(1,036,957)
Fuel consumption	(89,282)	(62,631)
Gas	(58,545)	(16,510)
Oil	(21,061)	(46,121)
Coal	(9,676)	—
Transportation costs	(291,165)	(197,326)
Costs from construction contracts	(176,299)	(135,286)
Other raw materials and consumables	(64,890)	(71,930)
Total	(2,207,789)	(1,504,130)

29.           EMPLOYEE BENEFITS EXPENSE

The detail of employee expenses for the three-month period ended March 31, 2019 and 2018, are as follows:

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Employee Benefits Expenses	ThUS$	ThUS$
Wages and salaries	(125,183)	(119,563)
Post-employment benefit obligations expense	(4,968)	(3,115)
Social security and other contributions	(74,502)	(61,181)
Other employee expenses	(8,160)	(16,321)
Total	(212,813)	(200,180)

30.       DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The detail of depreciation, amortization and impairment losses for the three-month period ended March 31, 2019 and 2018, are as follows:

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
	ThUS$	ThUS$
Depreciation	(117,621)	(103,390)
Amortization	(120,523)	(63,258)
Subtotal	(238,144)	(166,648)
Impairment (losses) reversals (*)	(48,610)	(22,811)
Total	(286,754)	(189,459)

(*) Information on Impairment Losses by Reportable Segment

	Generation		Distribution		Other		Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets (See Note 11)	(139)	(143)	(48,962)	(22,529)	720	—	(48,381)	(22,672)
Other financial assets	274	(142)	(503)	3	—	—	(229)	(139)
Total	135	(285)	(49,465)	(22,526)	720	—	(48,610)	(22,811)

31.           OTHER EXPENSES

Other miscellaneous operating expenses for the three-month period ended March 31, 2019 and 2018, are as follows:

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Other expenses	ThUS$	ThUS$
Other supplies and services	(90,756)	(73,526)
Professional, outsourced and other services	(53,444)	(45,335)
Repairs and maintenance	(70,314)	(56,542)
Indemnities and fines	(2,605)	(5,716)
Taxes and charges	(9,203)	(6,530)
Insurance premiums	(9,956)	(10,342)
Leases and rental costs	(2,075)	(6,770)
Marketing, public relations and advertising	(1,449)	(1,380)
Other supplies	(54,004)	(36,820)
Travel expenses	(6,629)	(4,860)
Environmental expenses	(54)	(799)
Total	(300,489)	(248,620)

It includes research costs recognized as expenses for the three-month period ended March 31, 2019 and 2018, of ThUS$160 and ThUS$253, respectively.

32.  FINANCIAL RESULTS

Financial income and costs for the three-month period ended March 31, 2019 and 2018, are as follows:

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Financial Income	ThUS$	ThUS$
Cash and cash equivalents	25,716	25,748
Financial income on plan assets (Brazil) (2)	7	12
Financial income from concessions IFRIC 12 (Brazil) (1)	19,486	16,055
Interest collected to customers on energy bills and invoices	19,841	9,081
Other financial income	54,052	22,163
Total financial income	119,102	73,059

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Financial costs	ThUS$	ThUS$
Financial costs	(341,745)	(202,922)
Bank loans	(30,644)	(29,897)
Unsecured obligations (bonds)	(67,373)	(54,266)
Financial leasing	(3,918)	(1,365)
Valuation of financial derivatives	(2,970)	—
Financial provisions (3)	(50,922)	(42,779)
Capitalized borrowing costs	4,612	1,192
Post-employment benefit obligations (2)	(28,536)	(8,133)
Formalization of debt and other associated expenses	(1,991)	(2,178)
Other financial costs (4)	(160,003)	(65,496)
Gains (losses) from indexed assets and liabilities (**)	25,024	—
Foreign currency exchange differences (*)	47,664	2,411
Total financial costs	(269,057)	(200,511)
Total financial results	(149,955)	(127,452)

(**) See Note 7.

(1)             Corresponds to or the financial income updated (recognized for accounting purposes) three-month period ended March 31, 2019 and 2018 of the unamortized, assets at the new replacement value at the end of the concession in the distributing companies Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás S.A. and Enel Distribución Sao Paulo S.A.

(2)             See Note 25.2

(3)             For the three-month period ended March 31, 2019, includes ThUS$29,835 (ThUS$31,148 for the three-month period ended March 31, 2018) of our subsidiary Edesur, corresponding to the financial cost generated by the update of the penalty for the quality of service due to the application of ENRE Resolution no. 1/2016 (See Note 23). Additionally, our Brazilian subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo, Enel Cien S.A. and Enel Distribución Goiás, have recognized ThUS$20,585 and ThUS$9,146 during the three-month period ended March 31, 2019 and 2018, respectively, for accounting update of legal claims.

(4)             For the three-month period ended March 31, 2019: interest for debt with Enel Finance International NV is included for ThUS$64,504 (ThUS$0 for the three-month period ended March 31, 2018), related to the refinancing  for the  purchase of Enel Distribución Sao Paulo (see Note 12.d); interest from the debt with CAMMESA for ThUS$30,101 (ThUS$16,018 for the three-month period ended March 31, 2018); banking expenses  for ThUS$11,807 (ThUS$10,544 for the three-month period ended March 31, 2018), financial costs for the sale of portfolio for ThUS$6,991 (ThUS$6,684 for the three-month period ended March 31, 2018); and others for ThUS$46,537 (ThUS$26,859 for the three-month period ended March 31, 2018).

(*)             The effects on financial results from exchange differences are originated from the following:

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Gains (losses) from Indexed Assets and Liabilities (*)	ThUS$	ThUS$
Hyperinflation Result (1)	25,024	—
Total	25,024	—

	Balance as of
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
Foreign Currency Exchange Differences (*)	ThUS$	ThUS$
Cash and cash equivalents	14,203	4,411
Other financial assets	64,367	19,007
Other non-financial assets	1,002	106
Trade and other receivables	4,937	904
Other financial liabilities (financial debt and derivative instruments)	(34,853)	(17,339)
Trade and other payables	7,457	277
Other non-financial liabilities	(9,449)	(4,955)
Total	47,664	2,411

(1)             See Note 7.

33.           INFORMATION BY SEGMENT

33.1    Basis of segmentation

The Group’s activities operate under a matrix management structure with dual and cross management responsibilities (based on business and geographical areas of responsibility), and its subsidiaries are engaged in either the Generation and Transmission Business or the Distribution Business.

The Group adopted a “bottom-up” approach to determine its reportable segments. The Generation and Transmission and the Distribution reportable segments have been defined based on IFRS 8.9 and on the criteria described in IFRS 8.12, taking into account the aggregation of the operating segments having similar economic drivers that are common in all countries.

Generation and Transmission Business: The Generation and Transmission Reportable Segment is comprised of a group of electricity companies that own electricity generating plants, whose energy is transmitted and distributed to end customers.

The following four operating segments have been aggregated into one combined set of information for the Generation and Transmission Reportable Segment:

Generation and Transmission Reportable Segment:

•                      Generation and Transmission Business in Argentina

•                      Generation and Transmission Business in Brazil

•                      Generation and Transmission Business in Colombia

•                      Generation and Transmission Business in Peru

The Generation and Transmission Business is conducted: in Argentina through Enel Trading Argentina (formerly Cemsa), Central Dock Sud, Enel Generación Costanera, and Enel Generación El Chocón; in Brazil through EGP Cachoeira Dourada, Enel CIEN, EGP Proyecto I and Fortaleza; in Colombia through Emgesa; and in Peru through Enel Generación Perú and Enel Generación Piura.

Distribution Business: The Distribution Reportable Segment is comprised of a group of electricity companies operating under a public utility concession, with service obligations and regulated tariffs for supplying regulated customers in four different countries.

The following four operating segments have been aggregated into one combined set of information for the Distribution Reportable Segment:

Distribution Reportable Segment:

•                      Distribution Business in Argentina

•                      Distribution Business in Brazil

•                      Distribution Business in Colombia

•                      Distribution Business in Peru

The Distribution Business is conducted: in Argentina through Edesur; in Brazil through Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás and Enel Distribución Sao Paulo (formerly Eletropaulo); in Colombia through Codensa; and in Peru through Enel Distribución Perú.

Each of the operating segments generates separate financial information, which is aggregated into one combined set of information for the Generation and Transmission Business, and another set of combined information for the Distribution Business at the reportable segment level. In addition, in order to assist the decision maker process, the Planning & Control Department at the parent company level prepares internal reports containing combined information at the reportable segment level about the main key performance indicators (KPIs), such as: EBITDA, Gross Margin, Total Capex, Total Opex, Net income, Total Energy Generation and Transmission, among others. The presentation of information under this business/country approach has been made taking into consideration that the KPIs are similar and comparable in all countries, in each of the following aspects:

(a)             the nature of the activities: Generation and Transmission on one hand, and Distribution on the other;

(b)             the nature of the production processes: the Generation and Transmission Business deals with the generation of electricity and its transmission to dispatch centers, while the Distribution Business does not generate electricity, but distributes electricity to end customers;

(c)              the type or class of customer for their products and services: the Generation and Transmission Business provides services mainly to unregulated customers, while the Distribution Business provides energy to regulated customers;

(d)             the methods used to distribute their products or provide their services: generators generally sell the energy through energy auctions, while distributors provide energy in their concession area; and

(e)              the nature of the regulatory environment (public utilities): the regulatory frameworks differs in the Generation and Transmission Business and Distribution Business

The Company’s chief operating decision maker (“CODM”) in conjunction with the country managers reviews on a monthly basis these internal reports and uses the KPI information to make decisions on the allocation of resources and the assessment of the performance of the operating segments for each reportable segment.

The information disclosed in the following tables is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Group’s finalized in the last quarter of 2016, consolidated financial statements.

The following tables present details of this information by reportable segment:

33.2    Generation and transmission, distribution and others

Line of business	Generation		Distribution		Holdings, Eliminations and Others		Total
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	1,727,996	1,637,118	4,874,579	4,219,859	384,393	527,009	6,986,968	6,383,986
Cash and cash equivalents	618,626	741,159	784,746	599,445	522,161	563,681	1,925,533	1,904,285
Other current financial assets	107,802	133,524	63,720	42,367	26,791	34,502	198,313	210,393
Other current non-financial assets	103,420	45,867	253,636	221,676	41,259	40,189	398,315	307,732
Trade and other current receivables	613,399	505,920	3,414,307	3,037,418	9,286	7,684	4,036,992	3,551,022
Current accounts receivable from related parties	231,295	141,223	18,962	16,585	(237,048)	(143,471)	13,209	14,337
Inventories	52,500	55,723	306,959	283,369	274	306	359,733	339,398
Current tax assets	954	13,702	26,263	13,174	21,670	24,118	48,887	50,994

Non-current assets or disposal groups held for sale or held for distribution to owners	—	—	5,986	5,825	—	—	5,986	5,825

NON-CURRENT ASSETS	5,740,985	5,782,238	15,064,586	15,020,507	232,850	209,625	21,038,421	21,012,370
Other non-current financial assets	367,780	366,602	2,477,375	2,429,718	154	155	2,845,309	2,796,475
Other non-current non-financial assets	26,789	21,552	1,119,072	1,114,885	1,814	4,271	1,147,675	1,140,708
Trade and other non-current receivables	343,969	408,367	377,750	498,083	58	58	721,777	906,508
Non-current accounts receivable from related parties	3,524	3,664	93	108	(2,127)	(2,120)	1,490	1,652
Investments accounted for using the equity method	359,515	379,400	364	372	(357,699)	(377,176)	2,180	2,596
Intangible assets other than goodwill	53,948	52,076	5,755,622	5,761,420	13,162	13,793	5,822,732	5,827,289
Goodwill	10,644	10,729	661,143	662,218	534,905	532,623	1,206,692	1,205,570
Property, plants and equipment	4,551,242	4,513,951	4,289,144	4,167,112	8,599	5,764	8,848,985	8,686,827
Investment properties	—	—	10,626	11,708	—	—	10,626	11,708
Deferred tax assets	23,574	25,897	373,397	374,883	33,984	32,257	430,955	433,037

TOTAL ASSETS	7,468,981	7,419,356	19,939,165	19,240,366	617,243	736,634	28,025,389	27,396,356

The Holding, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Generation		Distribution		Holdings, Eliminations and Others		Total
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
LIABILITIES AND EQUITY	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	1,699,800	1,682,438	5,355,217	5,064,636	2,627,020	2,903,682	9,682,037	9,650,756
Other current financial liabilities	411,579	557,288	748,363	701,883	373,887	388,928	1,533,829	1,648,099
Trade and other current payables	796,171	748,149	3,360,547	3,175,386	159,808	192,712	4,316,526	4,116,247
Current accounts payable to related parties	216,149	112,196	728,467	586,817	2,069,582	2,297,655	3,014,198	2,996,668
Other current provisions	69,435	74,524	283,130	347,174	1,205	1,165	353,770	422,863
Current tax liabilities	150,262	150,391	31,629	42,357	191	176	182,082	192,924
Current provisions for employee benefits	—	—	—	—	—	—	—	—
Other current non-financial liabilities	56,204	39,890	199,141	207,184	22,347	23,046	277,692	270,120

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	—	—	3,940	3,835	—	—	3,940	3,835

NON-CURRENT LIABILITIES	1,688,545	1,671,572	7,101,404	6,625,127	615,230	617,001	9,405,179	8,913,700
Other non-current financial liabilities	1,142,548	1,117,237	3,467,312	2,903,618	602,460	601,013	5,212,320	4,621,868
Trade and other non-current payables	38,358	44,893	1,125,902	877,703	10,855	10,460	1,175,115	933,056
Non-current accounts payable to related parties	6,659	5,253	—	—	(5,679)	(5,253)	980	—
Other long-term provisions	68,942	61,377	987,416	1,302,189	426	410	1,056,784	1,363,976
Deferred tax liabilities	314,109	317,075	212,729	221,237	4,646	7,758	531,484	546,070
Non-current provisions for employee benefits	32,304	32,073	1,296,549	1,308,821	2,522	2,613	1,331,375	1,343,507
Other non-current non-financial liabilities	85,625	93,664	11,496	11,559	—	—	97,121	105,223
EQUITY	4,080,636	4,065,346	7,482,544	7,550,603	(2,625,007)	(2,784,049)	8,938,173	8,831,900
Equity attributable to shareholders of Enel Américas	4,080,636	4,065,346	7,482,544	7,550,603	(2,625,007)	(2,784,049)	6,917,938	6,724,008
Issued capital	1,509,761	1,501,469	3,568,450	3,599,197	1,684,993	1,662,538	6,763,204	6,763,204
Retained earnings	1,148,173	1,384,478	(588,900)	(507,273)	4,486,767	3,964,482	5,046,040	4,841,687
Share premium	40,239	39,202	60,292	58,677	(100,531)	(97,879)	—	—
Treasury shares	—	—	(12,683)	(12,704)	12,683	12,704	—	—
Other equity interests	—	—	—	—	—	—	—	—
Other reserves	1,382,463	1,140,197	4,455,385	4,412,706	(8,708,919)	(8,325,894)	(4,891,306)	(4,880,883)

Non-controlling interests	—	—	—	—	—	—	2,020,235	2,107,892

Total Liabilities and Equity	7,468,981	7,419,356	19,939,165	19,240,366	617,243	736,634	28,025,389	27,396,356

The Holding, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Generation		Distribution		Holdings, Eliminations and Others		Total
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
STATEMENTS OF PROIT (LOSS)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
REVENUE AND OTHER OPERATING INCOME	798,707	781,843	3,002,919	2,150,630	(215,087)	(198,570)	3,586,539	2,733,903
Revenues	792,303	753,036	2,791,029	1,991,594	(214,538)	(197,896)	3,368,794	2,546,734
Energy sales	760,306	715,968	2,523,115	1,813,709	(203,515)	(172,134)	3,079,906	2,357,543
Other sales	12,043	10,059	3,998	1,339	—	—	16,041	11,398
Other services rendered	19,954	27,009	263,916	176,546	(11,023)	(25,762)	272,847	177,793
Other operating income	6,404	28,807	211,890	159,036	(549)	(674)	217,745	187,169

RAW MATERIALS AND CONSUMABLES USED	(307,444)	(301,817)	(2,116,671)	(1,400,292)	216,326	197,979	(2,207,789)	(1,504,130)
Energy purchases	(122,351)	(168,164)	(1,667,858)	(1,055,797)	204,056	187,004	(1,586,153)	(1,036,957)
Fuel consumption	(89,282)	(62,631)	—	—	—	—	(89,282)	(62,631)
Transportation expenses	(72,838)	(49,082)	(231,513)	(161,441)	13,186	13,197	(291,165)	(197,326)
Other miscellaneous supplies and services	(22,973)	(21,940)	(217,300)	(183,054)	(916)	(2,222)	(241,189)	(207,216)

CONTRIBUTION MARGIN	491,263	480,026	886,248	750,338	1,239	(591)	1,378,750	1,229,773

Other work performed by the entity and capitalized	880	1,806	42,817	37,306	—	—	43,697	39,112
Employee benefits expense	(28,292)	(36,554)	(178,402)	(157,230)	(6,119)	(6,396)	(212,813)	(200,180)
Other expenses	(28,664)	(32,063)	(251,226)	(201,119)	(20,599)	(15,438)	(300,489)	(248,620)

GROSS OPERATING RESULT	435,187	413,215	499,437	429,295	(25,479)	(22,425)	909,145	820,085

Depreciation and amortization expense	(59,310)	(58,048)	(178,736)	(108,912)	(98)	312	(238,144)	(166,648)
Impairment (losses) reversals recognized in profit or loss	136	(285)	(49,465)	(22,526)	719	—	(48,610)	(22,811)

OPERATING INCOME	376,013	354,882	271,236	297,857	(24,858)	(22,113)	622,391	630,626

FINANCIAL RESULT	21,886	(9,747)	(109,343)	(103,068)	(62,498)	(14,637)	(149,955)	(127,452)
Financial income	44,367	21,005	73,006	49,806	1,729	2,248	119,102	73,059
Cash and cash equivalents	16,534	17,198	6,159	5,767	3,023	2,783	25,716	25,748
Other financial income	27,833	3,807	66,847	44,039	(1,294)	(535)	93,386	47,311
Financial costs	(46,062)	(48,972)	(224,802)	(149,469)	(70,881)	(4,481)	(341,745)	(202,922)
Bank borrowings	(3,618)	(6,380)	(23,965)	(23,419)	(3,061)	(98)	(30,644)	(29,897)
Secured and unsecured obligations	(20,533)	(26,217)	(40,491)	(21,574)	(6,349)	(6,475)	(67,373)	(54,266)
Other	(21,911)	(16,375)	(160,346)	(104,476)	(61,471)	2,093	(243,728)	(118,758)
Gains (losses) from indexed assets and liabilities	(22,227)	—	46,274	—	977	—	25,024	—
Foreign currency exchange differences	45,808	18,220	(3,821)	(3,405)	5,677	(12,404)	47,664	2,411

Share of profit (loss) of associates and joint ventures accounted for using the equity method	—	495	—	—	(481)	—	(481)	495
Other gains (losses)	—	194	—	(6)	—	—	—	188
Gain (loss) from other investments	—	150	—	—	—	—	—	150
Gain (loss) from the sale of property, plants and equipment	—	44	—	(6)	—	—	—	38

Income before tax	397,899	345,824	161,893	194,783	(87,837)	(36,750)	471,955	503,857

Income tax	(106,627)	(118,890)	(53,531)	(52,579)	4,197	1,048	(155,961)	(170,421)

Net income from continuing operations	291,272	226,934	108,362	142,204	(83,640)	(35,702)	315,994	333,436
Income from discontinued operations	—	—	—	—	—	—	—	—
NET INCOME	291,272	226,934	108,362	142,204	(83,640)	(35,702)	315,994	333,436

Net income attributable to:	291,272	226,934	108,362	142,204	(83,640)	(35,702)	315,994	333,436
Shareholders of Enel Américas							204,353	221,280
Non-controlling interests							111,641	112,156

Line of business	Generation		Distribution		Holdings, Eliminations and Others		Total
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
STATEMENT OF CASH FLOWS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net cash flows from (used in) operating activities	182,377	223,982	129,979	(49,151)	(21,404)	(45,269)	290,952	129,562
Net cash flows from (used in) investing activities	(41,881)	(101,550)	(380,700)	(295,414)	62,673	24,934	(359,908)	(372,030)
Net cash flows from (used in) financing activities	(254,191)	(175,027)	437,866	237,591	(88,762)	(86,800)	94,913	(24,236)

The Holding, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

33.3    Segment information by country

Country	Chile ( Holdings and Others)		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	810,340	526,410	746,644	644,916	4,855,890	4,198,462	592,329	710,105	469,946	488,825	(488,181)	(184,732)	6,986,968	6,383,986
Cash and cash equivalents	426,079	441,045	162,341	182,829	888,647	633,692	231,935	394,484	216,531	252,235	—	—	1,925,533	1,904,285
Other current financial assets	3,537	7,467	—	—	165,894	178,492	28,437	24,434	445	—	—	—	198,313	210,393
Other current non-financial assets	5,730	5,544	32,784	26,228	287,290	220,719	18,057	8,850	54,454	46,391	—	—	398,315	307,732
Trade and other current receivables	820	956	509,587	389,563	3,141,262	2,801,407	241,268	217,987	144,333	140,653	(278)	456	4,036,992	3,551,022
Current accounts receivable from related parties	373,960	71,184	14,692	16,513	106,771	106,693	1,419	1,403	4,270	3,732	(487,903)	(185,188)	13,209	14,337
Inventories	—	—	27,032	29,623	219,291	209,125	65,222	57,118	48,188	43,532	—	—	359,733	339,398
Current tax assets	214	214	208	160	46,735	48,334	5	4	1,725	2,282	—	—	48,887	50,994

Non-current assets or disposal groups held-for-sale or held for distribution to owners	—	—	—	—	—	—	5,986	5,825	—	—	—	—	5,986	5,825

NON-CURRENT ASSETS	7,342,917	7,491,715	2,426,008	2,585,687	11,544,454	11,585,461	4,352,396	4,200,842	3,903,965	3,828,620	(8,531,319)	(8,679,955)	21,038,421	21,012,370
Other non-current financial assets	—	—	17	14	2,844,714	2,795,863	578	598	—	—	—	—	2,845,309	2,796,475
Other non-current non-financial assets	3,197	3,414	810	927	1,129,545	1,127,643	11,340	8,753	1,964	—	819	(29)	1,147,675	1,140,708
Trade and other non-current receivables	58	58	344,227	409,285	338,251	457,162	39,241	40,003	—	—	—	—	721,777	906,508
Non-current accounts receivable from related parties	225,000	375,000	93	108	9,102	7,768	—	—	—	—	(232,705)	(381,224)	1,490	1,652
Investments accounted for using the equity method	7,113,243	7,113,243	269,247	292,079	—	—	141	137	1,453,887	1,428,462	(8,834,338)	(8,831,325)	2,180	2,596
Intangible assets other than goodwill	—	—	21,557	22,170	5,645,721	5,653,825	97,945	95,095	57,509	56,199	—	—	5,822,732	5,827,289
Goodwill	—	—	4,579	4,827	661,143	662,218	6,065	5,902	—	—	534,905	532,623	1,206,692	1,205,570
Property, plant and equipment	1,419	—	1,785,469	1,856,267	478,566	436,248	4,197,085	4,050,353	2,386,446	2,343,959	—	—	8,848,985	8,686,827
Investment properties	—	—	—	—	10,626	11,708	—	—	—	—	—	—	10,626	11,708
Deferred tax assets	—	—	9	10	426,786	433,026	1	1	4,159	—	—	—	430,955	433,037

TOTAL ASSETS	8,153,257	8,018,125	3,172,652	3,230,603	16,400,344	15,783,923	4,944,725	4,910,947	4,373,911	4,317,445	(9,019,500)	(8,864,687)	28,025,389	27,396,356

Country	Chile ( Holdings and Others)		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
LIABILITIES AND EQUITY	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	680,431	461,314	1,141,016	1,094,163	6,781,200	6,524,191	1,098,069	1,116,652	455,625	490,066	(474,304)	(35,630)	9,682,037	9,650,756
Other current financial liabilities	373,447	363,057	14,231	14,322	848,417	748,859	204,795	390,762	92,939	131,099	—	—	1,533,829	1,648,099
Trade and other current payables	144,823	43,723	755,560	716,892	2,652,293	2,461,540	574,679	535,183	189,171	222,164	—	136,745	4,316,526	4,116,247
Current accounts payable to related parties	160,213	53,178	115,659	114,938	2,956,655	2,912,524	185,254	53,265	70,721	35,138	(474,304)	(172,375)	3,014,198	2,996,668
Other current provisions	1,205	1,164	130,442	131,593	132,377	194,942	29,755	35,841	59,991	59,323	—	—	353,770	422,863
Current tax liabilities	13	—	82,668	89,622	8,632	15,965	80,518	73,902	10,251	13,435	—	—	182,082	192,924
Current provisions for employee benefits	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other current non-financial liabilities	730	192	42,456	26,796	182,826	190,361	19,128	23,864	32,552	28,907	—	—	277,692	270,120

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	—	—	—	—	—	—	3,940	3,835	—	—	—	—	3,940	3,835

NON-CURRENT LIABILITIES	610,691	612,001	539,759	592,984	5,877,303	5,554,977	1,844,563	1,630,556	780,753	770,023	(247,890)	(246,841)	9,405,179	8,913,700
Other non-current financial liabilities	601,914	601,014	40,542	40,229	2,481,986	2,093,405	1,627,057	1,428,551	460,821	458,669	—	—	5,212,320	4,621,868
Trade and other non-current payables	—	—	174,668	195,385	989,592	727,211	—	—	10,855	10,460	—	—	1,175,115	933,056
Non-current accounts payable to related parties	980	—	7,629	6,230	240,261	240,611	—	—	—	—	(247,890)	(246,841)	980	—
Other long-term provisions	—	—	22,351	23,144	965,575	1,279,877	47,876	40,340	20,982	20,615	—	—	1,056,784	1,363,976
Deferred tax liabilities	5,275	8,374	220,284	244,255	11,462	11,188	37,328	32,622	257,135	249,631	—	—	531,484	546,070
Non-current provisions for employee benefits	2,522	2,613	13,516	14,599	1,183,929	1,198,014	126,172	123,151	5,236	5,130	—	—	1,331,375	1,343,507
Other non-current non-financial liabilities	—	—	60,769	69,142	4,498	4,671	6,130	5,892	25,724	25,518	—	—	97,121	105,223

EQUITY	6,862,135	6,944,810	1,491,877	1,543,456	3,741,841	3,704,755	2,002,093	2,163,739	3,137,533	3,057,356	(8,297,306)	(8,582,216)	8,938,173	8,831,900
Equity attributable to shareholders of Enel Américas	6,862,135	6,944,810	1,491,877	1,543,456	3,741,841	3,704,755	2,002,093	2,163,739	3,137,533	3,057,356	(8,297,306)	(8,582,216)	6,917,938	6,724,008
Issued capital	6,763,204	6,763,204	938,847	997,714	1,729,013	1,730,839	211,585	205,915	2,705,916	2,658,595	(5,585,361)	(5,593,063)	6,763,204	6,763,204
Retained earnings	3,340,544	3,423,217	- 3,603	13,202	552,714	532,531	389,196	639,936	361,765	522,144	405,424	(289,343)	5,046,040	4,841,687
Share premium	—	—	—	—	769,787	771,039	96,127	93,552	6,160	6,052	(872,074)	(870,643)	—	—
Treasury shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other equity interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other reserves	(3,241,613)	- 3,241,611	556,633	532,540	690,327	670,346	1,305,185	1,224,336	63,692	- 129,435	(2,245,295)	(1,829,167)	(4,891,306)	(4,880,883)

Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	2,020,235	2,107,892

Total Liabilities and Equity	8,153,257	8,018,125	3,172,652	3,230,603	16,400,344	15,783,923	4,944,725	4,910,947	4,373,911	4,317,445	(9,019,500)	(8,864,687)	28,025,389	27,396,356

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Country	Chile ( Holdings and Others)		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
STATEMENTS OF PROIT (LOSS)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
REVENUE AND OTHER OPERATING INCOME	—	2	408,368	524,402	2,187,905	1,229,979	637,980	646,689	352,495	332,831	(209)	—	3,586,539	2,733,903
Revenues	—	—	401,983	518,713	1,983,126	1,068,459	635,214	635,554	348,471	324,008	—	—	3,368,794	2,546,734
Energy sales	—	—	392,063	502,436	1,781,916	960,657	572,931	575,397	332,996	319,053	—	—	3,079,906	2,357,543
Other sales	—	—	479	28	3,064	1,006	6,671	5,291	5,827	5,073	—	—	16,041	11,398
Other services rendered	—	—	9,441	16,249	198,146	106,796	55,612	54,866	9,648	(118)	—	—	272,847	177,793
Other operating income	—	2	6,385	5,689	204,779	161,520	2,766	11,135	4,024	8,823	(209)	—	217,745	187,169

RAW MATERIALS AND CONSUMABLES USED	—	—	(258,960)	(258,217)	(1,498,384)	(789,281)	(279,769)	(293,085)	(170,696)	(163,535)	20	(12)	(2,207,789)	(1,504,130)
Energy purchases	—	—	(185,339)	(219,400)	(1,120,192)	(520,145)	(163,207)	(178,452)	(117,688)	(119,510)	273	550	(1,586,153)	(1,036,957)
Fuel consumption	—	—	(46,709)	(454)	(7,329)	(12,990)	(18,970)	(14,923)	(16,274)	(34,264)	—	—	(89,282)	(62,631)
Transportation expenses	—	—	(6,542)	(13,459)	(188,661)	(114,007)	(66,979)	(67,852)	(28,730)	(1,446)	(253)	(562)	(291,165)	(197,326)
Other miscellaneous supplies and services	—	—	(20,370)	(24,904)	(182,202)	(142,139)	(30,613)	(31,858)	(8,004)	(8,315)	—	—	(241,189)	(207,216.000)

CONTRIBUTION MARGIN	—	2	149,408	266,185	689,521	440,698	358,211	353,604	181,799	169,296	(189)	(12)	1,378,750	1,229,773

Other work performed by the entity and capitalized	—	—	11,623	15,477	24,462	16,790	5,214	5,200	2,398	1,645	—	—	43,697	39,112
Employee benefits expense	(1,770)	(1,584)	(46,801)	(89,725)	(122,311)	(66,359)	(25,062)	(26,435)	(16,869)	(16,077)	—	—	(212,813)	(200,180)
Other expenses	(4,074)	(4,115)	(43,692)	(46,747)	(191,628)	(135,812)	(37,291)	(39,748)	(23,920)	(22,188)	116	(10)	(300,489)	(248,620)

GROSS OPERATING RESULT	(5,844)	(5,697)	70,538	145,190	400,044	255,317	301,072	292,621	143,408	132,676	(73)	(22)	909,145	820,085

Depreciation and amortization expense	(121)	—	(26,458)	(17,584)	(133,281)	(69,776)	(48,259)	(48,349)	(30,025)	(30,939)	—	—	(238,144)	(166,648)
Impairment (losses) reversals recognized in profit or loss	—	—	(12,408)	(8,178)	(31,567)	(12,591)	(3,170)	(1,457)	(1,465)	(585)			(48,610)	(22,811)

OPERATING INCOME	(5,965)	(5,697)	31,672	119,428	235,196	172,950	249,643	242,815	111,918	101,152	(73)	(22.00)	622,391	630,626
FINANCIAL RESULT	(4,189)	(10,290)	14,642	(25,496)	(130,834)	(44,965)	(35,624)	(40,857)	(7,694)	(5,842)	13,744	(2)	(149,955)	(127,452)
Financial income	9,074	7,065	22,128	24,544	88,347	41,524	2,986	6,118	1,998	2,249	(5,431)	(8,441)	119,102	73,059
Cash and cash equivalents	3,643	843	13,747	17,702	5,379	3,154	1,907	3,127	1,040	922	—	—	25,716	25,748
Other financial income	5,431	6,222	8,381	6,842	82,968	38,370	1,079	2,991	958	1,327	(5,431)	(8,441)	93,386	47,311
Financial costs	(13,420)	(12,158)	(67,578)	(69,622)	(218,768)	(74,130)	(38,520)	(47,455)	(8,889)	(7,998)	5,430	8,441	(341,745)	(202,922)
Bank borrowings	(2,940)	(2)	(516)	(25)	(22,874)	(22,047)	(3,850)	(6,993)	(464)	(830)	—	—	(30,644)	(29,897)
Secured and unsecured obligations	(6,349)	(6,475)	—	—	(25,190)	(7,313)	(29,090)	(33,680)	(6,744)	(6,798)	—	—	(67,373)	(54,266)
Other	(4,131)	(5,681)	(67,062)	(69,597)	(170,704)	(44,770)	(5,580)	(6,782)	(1,681)	(370)	5,430	8,441	(243,728)	(118,759)
Gains (losses) from indexed assets and liabilities	—	—	25,024	—	—	—	—	—	—	—	—	—	25,024	—
Results for Hyperinflation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency exchange differences	157	(5,197)	35,068	19,582	(413)	(12,359)	(90)	480	(803)	(93)	13,745	(2)	47,664	2,411

Share of profit (loss) of associates and joint ventures accounted for using the equity method	(481)	—	—	495	—	—	—	—	—	—	—	—	(481)	495

Other gains (losses)	—	—	—	169	—	—	—	—	—	19	—	—	—	188
Gain (loss) from other investments	—	—	—	150	—	—	—	—	—	—	—	—	—	150
Gain (loss) from the sale of assets	—	—	—	19	—	—	—	—	—	19	—	—	—	38

Income before tax	(10,635)	(15,987)	46,314	94,596	104,362	127,985	214,019	201,958	104,224	95,329	13,671	(24)	471,955	503,857

Income tax	3,057	(152)	2,635	(31,953)	(60,171)	(36,584)	(69,740)	(74,896)	(31,742)	(26,836)	—	—	(155,961)	(170,421)

Net income from continuing operations	(7,578)	(16,139)	48,949	62,643	44,191	91,401	144,279	127,062	72,482	68,493	13,671	(24)	315,994	333,436
Income from discontinued operations	—	—			—	—	—	—	—	—	—	—	—	—
NET INCOME	(7,578)	(16,139)	48,949	62,643	44,191	91,401	144,279	127,062	72,482	68,493	13,671	(24)	315,994	333,436

Net income attributable to:	(7,578)	(16,139)	48,949	62,643	44,191	91,401	144,279	127,062	72,482	68,493	13,671	(24)	315,994	333,436
Shareholders of Enel Américas													204,353	221,280
Non-controlling interests													111,641	112,156

Country	Chile ( Holdings and Others)		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
STATEMENT OF CASH FLOWS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net cash flows from (used in) operating activities	(11,161)	(11,949)	51,706	58,851	46,897	(53,101)	108,757	140,687	77,335	(5,399)	17,418	473	290,952	129,562
Net cash flows from (used in) investing activities	68,616	43,482	(31,923)	(47,357)	(154,766)	(168,394)	(114,570)	(122,116)	(61,932)	(32,189)	(65,333)	(45,456)	(359,908)	(372,030)
Net cash flows from (used in) financing activities	(77,518)	(56,980)	(17,844)	(2,775)	366,757	169,740	(169,719)	(180,984)	(54,680)	1,780	47,917	44,983	94,913	(24,236)

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

33.4     Generation and Transmission, and Distribution by Country

a)             Generation and transmission

Line of business	Generation and Transmission
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	427,494	334,670	741,628	647,181	224,776	339,038	431,612	412,115	(97,514)	(95,886)	1,727,996	1,637,118
Cash and cash equivalents	141,640	155,473	192,909	165,998	129,163	197,708	154,914	221,980	—	—	618,626	741,159
Other current financial assets	—	—	104,481	109,137	2,876	24,387	445	—	—	—	107,802	133,524
Other current non-financial assets	19,647	18,603	59,484	18,911	7,013	2,104	17,276	6,249	—	—	103,420	45,867
Trade and other current receivables	219,415	138,194	238,398	225,977	68,416	52,982	87,170	88,382	—	385	613,399	505,920
Current accounts receivable from related parties	42,522	17,731	145,951	114,531	127	41,668	140,209	63,564	(97,514)	(96,271)	231,295	141,223
Inventories	4,062	4,509	405	405	17,176	20,185	30,857	30,624	—	—	52,500	55,723
Current tax assets	208	160	—	12,222	5	4	741	1,316	—	—	954	13,702

Non-current assets or disposal groups held for sale or held for distribution to owners	—	—	—	—	—	—	—	—	—	—	—	—

NON-CURRENT ASSETS	1,072,395	1,188,893	818,553	833,154	2,583,922	2,515,463	1,266,279	1,245,705	(164)	(977)	5,740,985	5,782,238
Other non-current financial assets	5	—	367,203	366,010	572	592	—	—	—	—	367,780	366,602
Other non-current non-financial assets	679	769	16,915	16,759	4,286	4,053	4,092	—	817	(29)	26,789	21,552
Trade and other non-current receivables	340,372	404,821	26	26	3,571	3,520	—	—	—	—	343,969	408,367
Non-current accounts receivable from related parties	—	—	2,377	2,521	—	—	2,128	2,091	(981)	(948)	3,524	3,664
Investments accounted for using the equity method	256,224	277,022	46,758	46,834	—	—	56,533	55,544	—	—	359,515	379,400
Intangible assets other than goodwill	225	263	5,993	5,484	24,743	24,570	22,987	21,759	—	—	53,948	52,076
Goodwill	4,579	4,827	—	—	6,065	5,902	—	—	—	—	10,644	10,729
Property, plant and equipment	470,302	501,181	359,876	369,634	2,544,684	2,476,825	1,176,380	1,166,311	—	—	4,551,242	4,513,951
Investment properties	—	—	—	—	—	—	—	—	—	—	—	—
Deferred tax assets	9	10	19,405	25,886	1	1	4,159	—	—	—	23,574	25,897

TOTAL ASSETS	1,499,889	1,523,563	1,560,181	1,480,335	2,808,698	2,854,501	1,697,891	1,657,820	(97,678)	(96,863)	7,468,981	7,419,356

Line of business	Generation and Transmission
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
LIABILITIES AND EQUITY	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	391,669	385,283	636,711	642,003	524,252	511,097	229,462	224,273	(82,294)	(80,218)	1,699,800	1,682,438
Other current financial liabilities	14,225	14,322	268,901	268,907	97,776	234,532	30,677	39,527	—	—	411,579	557,288
Trade and other current payables	156,457	168,070	336,749	332,055	216,269	157,577	86,696	90,356	—	91	796,171	748,149
Current accounts payable to related parties	114,323	114,209	11,819	15,935	121,268	33,850	51,033	28,511	(82,294)	(80,309)	216,149	112,196
Other current provisions	—	—	—	—	19,513	25,516	49,922	49,008	—	—	69,435	74,524
Current tax liabilities	75,792	74,814	8,632	14,941	62,293	52,340	3,545	8,296	—	—	150,262	150,391
Current provisions for employee benefits	—	—	—	—	—	—	—	—	—	—	—	—
Other current non-financial liabilities	30,872	13,868	10,610	10,165	7,133	7,282	7,589	8,575	—	—	56,204	39,890

Liabilities associated with assets or disposal groups held for sale or distribution to owners	—	—	—	—	—	—	—	—	—	—	—	—

NON-CURRENT LIABILITIES	216,199	245,332	83,874	82,461	1,072,889	1,032,101	330,967	328,323	(15,384)	(16,645)	1,688,545	1,671,572
Other non-current financial liabilities	40,542	40,229	61,968	60,398	965,515	936,776	74,523	79,834	—	—	1,142,548	1,117,237
Trade and other non-current payables	37,849	44,393	509	500	—	—	—	—	—	—	38,358	44,893
Non-current accounts payable to related parties	7,629	6,230	14,414	15,668	—	—	—	—	(15,384)	(16,645)	6,659	5,253
Other long-term provisions	—	—	3,846	3,831	44,604	37,412	20,492	20,134	—	—	68,942	61,377
Deferred tax liabilities	67,192	83,005	1,077	—	35,249	30,926	210,591	203,144	—	—	314,109	317,075
Non-current provisions for employee benefits	3,225	3,508	—	—	27,524	26,987	1,555	1,578	—	—	32,304	32,073
Other non-current non-financial liabilities	59,762	67,967	2,060	2,064	(3)	—	23,806	23,633	—	—	85,625	93,664

EQUITY	892,021	892,948	839,596	755,871	1,211,557	1,311,303	1,137,462	1,105,224	—	—	4,080,636	4,065,346
Equity attributable to shareholders of Enel Américas	892,021	892,948	839,596	755,871	1,211,557	1,311,303	1,137,462	1,105,224	—	—	4,080,636	4,065,346
Issued capital	97,825	111,092	275,067	275,319	207,317	201,762	929,552	913,296	—	—	1,509,761	1,501,469
Retained earnings	245,918	258,124	372,781	289,470	293,867	446,982	235,607	389,902	—	—	1,148,173	1,384,478
Share premium	—	—	—	—	35,835	34,875	4,404	4,327	—	—	40,239	39,202
Treasury shares	—	—	—	—	—	—	—	—	—	—	—	—
Other equity interests	—	—	—	—	—	—	—	—	—	—	—	—
Other reserves	548,278	523,732	191,748	191,082	674,538	627,684	(32,101)	(202,301)	—	—	1,382,463	1,140,197

Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—

TOTAL LIABILITIES AND EQUITY	1,499,889	1,523,563	1,560,181	1,480,335	2,808,698	2,854,501	1,697,891	1,657,820	(97,678)	(96,863)	7,468,981	7,419,356

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
STATEMENTS OF PROIT (LOSS)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
REVENUE AND OTHER OPERATING INCOME	130,384	83,465	204,876	241,193	305,355	307,129	158,121	150,056	(29)	—	798,707	781,843
Revenues	128,082	82,993	204,189	230,035	305,102	298,141	154,930	141,867	—	—	792,303	753,036
Energy sales	127,775	82,751	185,035	207,910	298,685	293,004	148,811	132,303	—	—	760,306	715,968
Other sales	—	—	—	—	6,355	5,100	5,688	4,959	—	—	12,043	10,059
Other services rendered	307	242	19,154	22,125	62	37	431	4,605	—	—	19,954	27,009
Other operating income	2,302	472	687	11,158	253	8,988	3,191	8,189	(29)	—	6,404	28,807

RAW MATERIALS AND CONSUMABLES USED	(53,711)	(7,337)	(73,441)	(125,788)	(113,539)	(113,009)	(66,774)	(55,671)	21	(12)	(307,444)	(301,817)
Energy purchases	(165)	(350)	(58,410)	(104,413)	(45,105)	(45,842)	(18,944)	(18,109)	273	550	(122,351)	(168,164)
Fuel consumption	(46,709)	(454)	(7,329)	(12,990)	(18,970)	(14,923)	(16,274)	(34,264)	—	—	(89,282)	(62,631)
Transportation expenses	(2,052)	(2,838)	(7,620)	(8,320)	(34,184)	(35,916)	(28,730)	(1,446)	(252)	(562)	(72,838)	(49,082)
Other miscellaneous supplies and services	(4,785)	(3,695)	(82)	(65)	(15,280)	(16,328)	(2,826)	(1,852)	—	—	(22,973)	(21,940)

CONTRIBUTION MARGIN	76,673	76,128	131,435	115,405	191,816	194,120	91,347	94,385	(8)	(12)	491,263	480,026

Other work performed by the entity and capitalized	114	1,185	164	133	476	480	126	8	—	—	880	1,806
Employee benefits expense	(9,223)	(15,897)	(3,858)	(4,530)	(7,453)	(8,450)	(7,758)	(7,677)	—	—	(28,292)	(36,554)
Other expenses	(5,676)	(7,167)	(4,570)	(5,241)	(8,625)	(9,833)	(9,811)	(9,812)	18	(10)	(28,664)	(32,063)

GROSS OPERATING RESULT	61,888	54,249	123,171	105,767	176,214	176,317	73,904	76,904	10	(22)	435,187	413,215

Depreciation and amortization expense	(13,978)	(12,104)	(10,438)	(9,298)	(18,327)	(18,628)	(16,567)	(18,018)	—	—	(59,310)	(58,048)
Impairment (losses) reversals recognized in profit or loss	—	—	81	—	307	(411)	(252)	126	—	—	136	(285)

OPERATING INCOME	47,910	42,145	112,814	96,469	158,194	157,278	57,085	59,012	10	(22)	376,013	354,882

FINANCIAL RESULT	13,665	16,970	18,655	1,108	(20,335)	(27,688)	(2,082)	(127)	11,983	(10)	21,886	(9,747)
Financial income	13,133	12,634	28,107	6,851	1,420	2,419	1,707	1,461	—	(2,360)	44,367	21,005
Cash and cash equivalents	13,017	12,459	1,645	1,983	1,015	2,006	857	750	—	—	16,534	17,198
Other financial income	116	175	26,462	4,868	405	413	850	711	—	(2,360)	27,833	3,807
Financial costs	(11,440)	(13,753)	(11,520)	(6,081)	(21,550)	(30,271)	(1,552)	(1,227)	—	2,360	(46,062)	(48,972)
Bank borrowings	(10)	(11)	(2,829)	(2,746)	(744)	(3,532)	(35)	(91)	—	—	(3,618)	(6,380)
Secured and unsecured obligations	—	—	—	—	(19,962)	(25,462)	(571)	(755)	—	—	(20,533)	(26,217)
Other	(11,430)	(13,742)	(8,691)	(3,335)	(844)	(1,277)	(946)	(381)	—	2,360	(21,911)	(16,375)
Gains (losses) from indexed assets and liabilities	(22,227)	—	—	—	—	—	—	—	—	—	(22,227)	—
Foreign currency exchange differences	34,199	18,089	2,068	338	(205)	164	(2,237)	(361)	11,983	(10)	45,808	18,220

Share of profit (loss) of associates and joint ventures accounted for using the equity method	—	495	—	—	—	—	—	—	—	—	—	495
Other gains (losses)	—	169	—	—	—	—	—	25	—	—	—	194
Gain (loss) from other investments	—	150	—	—	—	—	—	—	—	—	—	150
Gain (loss) from the sale of assets	—	19	—	—	—	—	—	25	—	—	—	44

Income before tax	61,575	59,779	131,469	97,577	137,859	129,590	55,003	58,910	11,993	(32)	397,899	345,824
Income tax	117	(20,333)	(44,930)	(33,410)	(44,939)	(47,699)	(16,875)	(17,448)	—	—	(106,627)	(118,890)

Net income from continuing operations	61,692	39,446	86,539	64,167	92,920	81,891	38,128	41,462	11,993	(32)	291,272	226,934
Income from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
NET INCOME	61,692	39,446	86,539	64,167	92,920	81,891	38,128	41,462	11,993	(32)	291,272	226,934

Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
STATEMENT OF CASH FLOWS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net cash flows from (used in) operating activities	30,554	22,221	22,339	53,891	117,001	125,300	12,483	22,570	—	—	182,377	223,982
Net cash flows from (used in) investing activities	(8,264)	(6,149)	9,300	(38,653)	23,836	(56,959)	(66,753)	211	—	—	(41,881)	(101,550)
Net cash flows from (used in) financing activities	(17,359)	(2,761)	(4,990)	(17,944)	(215,908)	(127,658)	(15,934)	(26,664)	—	—	(254,191)	(175,027)

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

b)                 Distribution

Line of business	Distribution
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	347,651	312,128	4,006,610	3,379,172	371,509	416,279	148,819	112,287	(10)	(7)	4,874,579	4,219,859
Cash and cash equivalents	20,701	27,356	600,392	345,537	102,772	196,776	60,881	29,776	—	—	784,746	599,445
Other current financial assets	—	—	38,159	42,320	25,561	47	—	—	—	—	63,720	42,367
Other current non-financial assets	13,107	7,590	224,666	198,877	11,044	6,746	4,819	8,463	—	—	253,636	221,676
Trade and other current receivables	290,172	251,369	2,894,100	2,568,773	172,852	165,005	57,183	52,271	—	—	3,414,307	3,037,418
Current accounts receivable from related parties	701	699	4,418	2,077	5,248	4,947	8,605	8,869	(10)	(7)	18,962	16,585
Inventories	22,970	25,114	218,612	208,414	48,046	36,933	17,331	12,908	—	—	306,959	283,369
Current tax assets	—	—	26,263	13,174	—	—	—	—	—	—	26,263	13,174

Non-current assets or disposal groups held for sale or held for distribution to owners	—	—	—	—	5,986	5,825	—	—	—	—	5,986	5,825

NON-CURRENT ASSETS	1,340,813	1,381,972	10,712,626	10,742,727	1,768,474	1,685,379	1,242,673	1,210,429	—	—	15,064,586	15,020,507
Other non-current financial assets	12	14	2,477,357	2,429,698	6	6	—	—	—	—	2,477,375	2,429,718
Other non-current non-financial assets	131	158	1,111,887	1,110,027	7,054	4,700	—	—	—	—	1,119,072	1,114,885
Trade and other non-current receivables	3,855	4,464	338,225	457,136	35,670	36,483	—	—	—	—	377,750	498,083
Non-current accounts receivable from related parties	93	108	—	—	—	—	—	—	—	—	93	108
Investments accounted for using the equity method	223	235	—	—	141	137	—	—	—	—	364	372
Intangible assets other than goodwill	21,332	21,907	5,629,456	5,637,387	73,202	70,525	31,632	31,601	—	—	5,755,622	5,761,420
Goodwill	—	—	661,143	662,218	—	—	—	—	—	—	661,143	662,218
Property, plant and equipment	1,315,167	1,355,086	110,535	59,670	1,652,401	1,573,528	1,211,041	1,178,828	—	—	4,289,144	4,167,112
Investment properties	—	—	10,626	11,708	—	—	—	—	—	—	10,626	11,708
Deferred tax assets	—	—	373,397	374,883	—	—	—	—	—	—	373,397	374,883

TOTAL ASSETS	1,688,464	1,694,100	14,719,236	14,121,899	2,139,983	2,101,658	1,391,492	1,322,716	(10)	(7)	19,939,165	19,240,366

Line of business	Distribution
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018	3-31-2019 (Unaudited)	12-31-2018
LIABILITIES AND EQUITY	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	777,799	710,708	3,684,266	3,434,286	577,774	650,767	315,388	268,882	(10)	(7)	5,355,217	5,064,636
Other current financial liabilities	6	—	579,076	479,938	107,019	156,230	62,262	65,715	—	—	748,363	701,883
Trade and other current payables	598,993	548,694	2,301,173	2,117,898	358,410	377,606	101,971	131,188	—	—	3,360,547	3,175,386
Current accounts payable to related parties	29,899	2,686	521,039	483,142	67,942	64,627	109,597	36,369	(10)	(7)	728,467	586,817
Other current provisions	130,442	131,593	132,377	194,941	10,242	10,325	10,069	10,315	—	—	283,130	347,174
Current tax liabilities	6,876	14,808	—	1,024	18,226	21,562	6,527	4,963	—	—	31,629	42,357
Current provisions for employee benefits	—	—	—	—	—	—	—	—	—	—	—	—
Other current non-financial liabilities	11,583	12,927	150,601	157,343	11,995	16,582	24,962	20,332	—	—	199,141	207,184

Liabilities associated with assets or disposal groups held for sale or distribution to owners	—	—	—	—	3,940	3,835	—	—	—	—	3,940	3,835

NON-CURRENT LIABILITIES	323,561	347,653	5,566,610	5,247,163	771,674	598,455	439,559	431,856	—	—	7,101,404	6,625,127
Other non-current financial liabilities	—	—	2,419,472	2,033,008	661,542	491,775	386,298	378,835	—	—	3,467,312	2,903,618
Trade and other non-current payables	136,819	150,992	989,083	726,711	—	—	—	—	—	—	1,125,902	877,703
Non-current accounts payable to related parties	—	—	—	—	—	—	—	—	—	—	—	—
Other long-term provisions	22,351	23,144	961,303	1,275,636	3,272	2,928	490	481	—	—	987,416	1,302,189
Deferred tax liabilities	153,092	161,250	10,386	11,188	2,079	1,696	47,172	47,103	—	—	212,729	221,237
Non-current provisions for employee benefits	10,291	11,091	1,183,929	1,198,014	98,648	96,164	3,681	3,552	—	—	1,296,549	1,308,821
Other non-current non-financial liabilities	1,008	1,176	2,437	2,606	6,133	5,892	1,918	1,885	—	—	11,496	11,559

EQUITY	587,104	635,739	5,468,360	5,440,450	790,535	852,436	636,545	621,978	—	—	7,482,544	7,550,603
Equity attributable to shareholders of Enel Américas	587,104	635,739	5,468,360	5,440,450	790,535	852,436	636,545	621,978	—	—	7,482,544	7,550,603
Issued capital	534,806	563,803	2,869,192	2,873,858	4,268	4,153	160,184	157,383	—	—	3,568,450	3,599,197
Retained earnings	49,681	69,177	(1,138,034)	(1,184,278)	95,329	192,954	404,124	414,874	—	—	(588,900)	(507,273)
Share premium	—	—	—	—	60,292	58,677	—	—	—	—	60,292	58,677
Treasury shares	—	—	(12,683)	(12,704)	—	—	—	—	—	—	(12,683)	(12,704)
Other equity interests	—	—	—	—	—	—	—	—	—	—	—	—
Other reserves	2,617	2,759	3,749,885	3,763,574	630,646	596,652	72,237	49,721	—	—	4,455,385	4,412,706

Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—

TOTAL LIABILITIES AND EQUITY	1,688,464	1,694,100	14,719,236	14,121,899	2,139,983	2,101,658	1,391,492	1,322,716	(10)	(7)	19,939,165	19,240,366

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

	Distribution
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
STATEMENTS OF PROIT (LOSS)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
REVENUE AND OTHER OPERATING INCOME	278,238	441,487	2,059,666	1,065,723	418,337	406,922	246,684	236,498	(6)	—	3,002,919	2,150,630
Revenues	273,903	435,720	1,855,523	915,361	415,814	404,715	245,789	235,798	—	—	2,791,029	1,991,594
Energy sales	264,290	419,685	1,673,568	830,574	348,818	337,903	236,439	225,547	—	—	2,523,115	1,813,709
Other sales	479	28	3,065	1,006	315	191	139	114	—	—	3,998	1,339
Other services rendered	9,134	16,007	178,890	83,781	66,681	66,621	9,211	10,137	—	—	263,916	176,546
Other operating income	4,335	5,767	204,143	150,362	2,523	2,207	895	700	(6)	—	211,890	159,036

RAW MATERIALS AND CONSUMABLES USED	(205,249)	(250,877)	(1,503,267)	(740,631)	(251,986)	(247,337)	(156,169)	(161,447)	—	—	(2,116,671)	(1,400,292)
Energy purchases	(185,176)	(219,050)	(1,138,464)	(493,553)	(193,227)	(188,210)	(150,991)	(154,984)	—	—	(1,667,858)	(1,055,797)
Fuel consumption	—	—	—	—	—	—	—	—	—	—	—	—
Transportation expenses	(4,490)	(10,621)	(183,674)	(107,304)	(43,349)	(43,516)	—	—	—	—	(231,513)	(161,441)
Other miscellaneous supplies and services	(15,583)	(21,206)	(181,129)	(139,774)	(15,410)	(15,611)	(5,178)	(6,463)	—	—	(217,300)	(183,054)

CONTRIBUTION MARGIN	72,989	190,610	556,399	325,092	166,351	159,585	90,515	75,051	(6)	—	886,248	750,338

Other work performed by the entity and capitalized	11,509	14,292	24,298	16,657	4,738	4,720	2,272	1,637	—	—	42,817	37,306
Employee benefits expense	(37,578)	(73,828)	(114,125)	(57,016)	(17,609)	(17,986)	(9,090)	(8,400)	—	—	(178,402)	(157,230)
Other expenses	(37,703)	(39,731)	(170,630)	(118,816)	(28,733)	(30,053)	(14,163)	(12,519)	3	—	(251,226)	(201,119)

GROSS OPERATING RESULT	9,217	91,343	295,942	165,917	124,747	116,266	69,534	55,769	(3)	—	499,437	429,295

Depreciation and amortization expense	(12,480)	(5,480)	(122,655)	(60,575)	(29,917)	(29,704)	(13,684)	(13,153)	—	—	(178,736)	(108,912)
Impairment (losses) reversals recognized in profit or loss	(12,408)	(8,178)	(32,378)	(12,591)	(3,477)	(1,046)	(1,202)	(711)	—	—	(49,465)	(22,526)

OPERATING INCOME	(15,671)	77,685	140,909	92,751	91,353	85,516	54,648	41,905	(3)	—	271,236	297,857

FINANCIAL RESULT	(3,768)	(44,483)	(84,515)	(40,007)	(15,301)	(13,165)	(5,759)	(5,413)	—	—	(109,343)	(103,068)
Financial income	8,700	10,416	61,438	34,196	1,739	3,707	1,129	1,487	—	—	73,006	49,806
Cash and cash equivalents	500	3,817	4,601	660	886	1,120	172	170			6,159	5,767
Other financial income	8,200	6,599	56,837	33,536	853	2,587	957	1,317			66,847	44,039
Financial costs	(56,852)	(55,869)	(143,270)	(69,565)	(17,166)	(17,188)	(7,514)	(6,847)	—	—	(224,802)	(149,469)
Bank borrowings	(506)	(14)	(20,044)	(19,300)	(3,106)	(3,461)	(309)	(644)			(23,965)	(23,419)
Secured and unsecured obligations	—	—	(25,190)	(7,313)	(9,128)	(8,217)	(6,173)	(6,044)			(40,491)	(21,574)
Other	(56,346)	(55,855)	(98,036)	(42,952)	(4,932)	(5,510)	(1,032)	(159)			(160,346)	(104,476)
Gains (losses) from indexed assets and liabilities	46,274	—	—	—	—	—	—	—	—	—	46,274	—
Foreign currency exchange differences	(1,890)	970	(2,683)	(4,638)	126	316	626	(53)	—	—	(3,821)	(3,405)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	—	—	—	—	—	—	—	—	—	—	—	—
Other gains (losses)	—	—	—	—	—	—	—	(6)	—	—	—	(6)
Gain (loss) from other investments	—	—	—	—	—	—	—	—	—	—	—	—
Gain (loss) from the sale of assets	—	—	—	—	—	—	—	(6)	—	—	—	(6)

Income before tax	(19,439)	33,202	56,394	52,744	76,052	72,351	48,889	36,486	(3)	—	161,893	194,783

Income tax	3,502	(11,122)	(17,373)	(4,878)	(24,793)	(27,191)	(14,867)	(9,388)	—	—	(53,531)	(52,579)

Net income from continuing operations	(15,937)	22,080	39,021	47,866	51,259	45,160	34,022	27,098	(3)	—	108,362	142,204
Income from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
NET INCOME	(15,937)	22,080	39,021	47,866	51,259	45,160	34,022	27,098	(3)	—	108,362	142,204

Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)	3-31-2019 (Unaudited)	3-31-2018 (Unaudited)
STATEMENT OF CASH FLOWS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net cash flows from (used in) operating activities	21,153	36,630	52,139	(100,391)	(8,246)	15,388	64,933	(778)	—	—	129,979	(49,151)
Net cash flows from (used in) investing activities	(50,367)	(41,208)	(170,901)	(168,301)	(112,299)	(65,157)	(47,133)	(20,748)	—	—	(380,700)	(295,414)
Net cash flows from (used in) financing activities	26,223	(14)	378,669	301,078	20,083	(53,325)	12,891	(10,148)	—	—	437,866	237,591

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

34.           THIRD PARTY GUARANTEES, CONTINGENT ASSETS, LIABILITIES, AND OTHER COMMITMENTS

34.1    Direct guarantees

				Assets Committed			Outstanding balance as of
	Debtor					Carrying		3-31-2019		Guarantees released
Creditor of Guarantee	Company	Relationship	Type of Guarantee	Type	Currency	Amount	Currency	(Unaudited)	12-31-2018	2019	Assets	2020	Assets	2021	Assets
Mitsubishi Corporation	Enel Generación Costanera	Creditor	Pledge	Combined cycle plant	ThUS$	6,339	ThUS$	55,058	54,460	—	—	—	—	—	—
Various Creditors	Enel Distribución Río S.A.	Creditor	Pledge on collection and others	Collection accounts	ThUS$	21,636	ThUS$	214,777	225,471	—	—	—	—	—	—
Various Creditors	Enel Distribución Ceará S.A.	Creditor	Pledge on collection and others	Collection accounts	ThUS$	12,172	ThUS$	119,518	126,474	—	—	—	—	—	—
Various Creditors	Enel Distribución Goias S.A.	Creditor	Pledge on collection and others	Collection accounts	ThUS$	24,643	ThUS$	95,601	101,507	—	—	—	—	—	—
Various Creditors	Enel Distribución Sao Paulo	Creditor	Pledge on collection and others	Collection accounts	ThUS$	9,234	ThUS$	967,361	828,266	—	—	—	—	—	—
Banco Crédito del Perú	Enel Generación Piura	Creditor	Mortgage	Collection accounts	ThUS$	42,914	ThUS$	70,368	37,824	—	—	—	—	—	—

As of March 31, 2019 and 2018, the carrying amount of property, plant and equipment pledged as security for liabilities is ThUS$6,339 and ThUS$7,692, respectively (see Note 18.e.ii). Enel Américas is joint and several co-signer of the local bonds of Enel Generación Chile, whose outstanding balance as of March 31, 2019 amounts to ThCh$333,497,248 (ThUS$491,938).

As of March 31, 2019, the Company had future energy purchase commitments amounting to ThUS$103,437,670 (ThUS$108,243,549 as of December 31, 2018).

34.2    Indirect guarantees

				Debtor			Outstanding balance as of
Type	Contract	Maturity	Creditor of Guarantee	Company	Relationship	Type of Guarantee	Currency	3-31-2019 (Unaudited)	12-31-2018
Secured	Bonds Serie H	October 2028	Bondholders of Enel Generación Chile (formerly Endesa Chile)	Enel Generación Chile S.A.	Entities demerged from original debtor Endesa Chile (codebtor Endesa Américas and after merger Enel Américas) (1)	Codebtor	ThUS$	82,503	78,925
Secured	Bonds Serie M	December 2029	Bondholders of Enel Generación Chile (formerly Endesa Chile)	Enel Generación Chile S.A.	Entities demerged from original debtor Endesa Chile (codebtor Endesa Américas and after merger Enel Américas) (1)	Codebtor	ThUS$	410,439	394,987
Secured	Bonds 9ª EMISSÃO (AMPL19)	December 2020	DEBENTURES	Enel Distribución Río	Enel Brasil	Codebtor	ThUS$	157,029	155,237
Secured	BNP PARIBAS 4131	February 2022	BNP PARIBAS	Enel Distribución Río	Enel Brasil	Codebtor	ThUS$	103,883	—
Secured	CITIBANK 4131 II	March 2021	CITIBANK	Enel Distribución Río	Enel Brasil	Codebtor	ThUS$	97,355	97,276
Secured	CITIBANK 4131 III	June 2019	CITIBANK	Enel Distribución Río	Enel Brasil	Codebtor	ThUS$	37,835	37,159
Secured	ITAÚ 4131	July 2021	ITAÚ	Enel Distribución Río	Enel Brasil	Codebtor	ThUS$	77,755	77,203
Secured	CITI 4131 FORTALEZA	April 2020	CITIBANK	Enel Generación Fortaleza	Enel Brasil	Codebtor	ThUS$	62,139	60,974
Secured	ITAÚ 4131 CELG - I	July 2020	ITAÚ BBA INTERNATIONAL PLC	Enel Distribución Goias (formerly CELG)	Enel Brasil	Codebtor	ThUS$	76,326	77,143
Secured	ITAÚ 4131 CELG - II	August 2020	ITAÚ BBA INTERNATIONAL PLC	Enel Distribución Goias (formerly CELG)	Enel Brasil	Codebtor	ThUS$	95,525	96,524
Secured	ITAÚ 4131 CELG - IV	February 2021	ITAÚ BBA INTERNATIONAL PLC	Enel Distribución Goias (formerly CELG)	Enel Brasil	Codebtor	ThUS$	30,642	31,011
Secured	ITAÚ 4131 CELG - V	January 2020	ITAÚ BBA INTERNATIONAL PLC	Enel Distribución Goias (formerly CELG)	Enel Brasil	Codebtor	ThUS$	41,799	41,264
Secured	NP 1ª Emissão	October 2019	ITAÚ UNIBANCO S.A.	Enel Distribución Goias (formerly CELG)	Enel Brasil	Codebtor	ThUS$	54,717	54,145
Secured	BNDES FINAME GIRO	May 2023	BNDES	Enel Distribución Goias (formerly CELG)	Enel Brasil	Codebtor	ThUS$	25,947	26,058
Secured	CITIBANK 4131	January 2021	CITIBANK	Enel Distribución Goias (formerly CELG)	Enel Brasil	Codebtor	ThUS$	148,816	—
Secured	BNP PARIBAS 4131	November 2019	BNP PARIBAS- CREDIT AGREEMENT	Volta Grande	Enel Brasil	Codebtor	ThUS$	266,151	267,302
Secured	Bonds - 23ª EMISSÃO - 1ª serie	September 2021	Bonds	Enel Distribución Sao Paulo	Enel Brasil	Codebtor	ThUS$	181,258	185,268
Secured	Bonds - 23ª EMISSÃO - 2ª série	September 2023	Bonds	Enel Distribución Sao Paulo	Enel Brasil	Codebtor	ThUS$	359,415	367,520
Secured	Bonds - 23ª EMISSÃO - 3ª serie	September 2025	Bonds	Enel Distribución Sao Paulo	Enel Brasil	Codebtor	ThUS$	231,807	237,325
						Total		2,541,341	2,285,321

(1)                                          Upon the demerger of the original issuer, Endesa Chile (currently Enel Generación Chile S.A.), and in accordance with the bond indenture, all entities arising from the demerger are liable for the debt, regardless that the payment obligation remains in Enel Generación Chile S.A. After the Merger, the Company became liable for the obligations of Endesa Américas.

34.3    Lawsuits and Arbitration Proceedings

As of the date of these consolidated financial statements, the most relevant litigation and arbitrations involving the Company and its subsidiaries and affiliates are as follows:

a)                 Enel Américas lawsuits pending

The Chilean Internal Revenue Service (SII) carried out a regular audit for the 2012 business year (AT 2013). On September 4, 2015, it provided notice of a tax assessment for the additional tax due, based on Section 74 of the Income Tax Act, justifying its position on the ground that a modification of the Retained Taxable Earnings Registry (FUT) allegedly entailed a modification of the base for the additional tax. The company pointed out that the SII had accepted the income rectification and the income tax return it had filed, thereby accepting the declared tax amounts. On December 23, 2015, Enel Américas (formerly named Enersis S.A.) filed a tax claim before the Tax and Customs Courts (TTA), alleging that the tax obligation had been fully complied with, since the additional tax had been paid provisionally on a monthly basis.  As a result, the tax obligation had been fully settled and paid when the income rectification was made on May 8, 2014, which included the rectification of the FUT amount. An unfavorable ruling was rendered and the company filed an appeal in January 2018. The case was pleaded before the Court of Appeal on September 12, 2018 and the decision on the appeal was unfavorable, with the dissenting vote of one judge. On November 15, 2018, the company filed a plea of cassation on the merits, which was declared admissible by the Court of Appeal and is pending before the Supreme Court. In January 2019, the General Treasury of the Republic served the order for payment of taxes on Enel Américas. Enel Américas asked for a stay pending the resolution of the Court of Appeals with respect to the suspension of  the remittance. On March 1, 2019 Enel Américas requested suspension of the collection directly as submitted on November 8, 2018.  On March 11, 2019, the Court decided to suspend the collection of taxes for the maximum legal term of 6 months. On March 15, 2019, the filing was admitted by the Supreme Court for examination of the admissibility of the underlying cause. On March 19, 2019, Enel Américas became a party to the appeal for reversal. The amount is ThCh$6,610,467 (ThUS$9,770).

b)                 Subsidiary lawsuits pending:

Argentina:

1. -   Origin of the lawsuit: Edesur S.A. filed an administrative complaint against the National State for the damages resulting from the failure to comply with the works related to the “Plan of Renewal and Repowering of Conventional Lines and Expansion of Public Lights” (Plan Más Cerca Eléctrico) that should be handled by the Federal Authority and executed by the local jurisdictions where Edesur S.A. provides services. The funding of such works partially executed and/or not executed, involved substituting such from the income from rates before the effectiveness of the Integral Rate Review dated February 1, 2017. Damages matched the costs of executing the works and the claim for penalties was due to deficient quality of the service that Edesur S.A. had to face in those areas where the aforementioned plan of electric infrastructure was not appropriately executed.

The administrative procedure started on February 14, 2019, and is now being analyzed by the Administration. As of December 31, 2018, the amount involved in the lawsuit was Ar$3,100,000,000 (US$71,068,334). Considering that it is an administrative claim filed by Edesur against the Administration, no allowances were established.

Colombia:

2. -   Jose Rodrigo Alvarez and approximately 1,400 other individuals -all of them residents of the municipality of Garzón filed a class-action lawsuit, currently pending in the Fourth Civil Court of the Bogotá Circuit, against Emgesa S.A. ESP (formerly known as Central Betania). It is claimed that, as a consequence of the construction of El Quimbo hydroelectric project, their income from artisan or business activities was reduced by an average of 30% without this having been taken into account when the project’s socio-economic study was carried out. The amount of the claim is US$8,224,396, equivalent to CP$25,993,121,000. No provision has been made for the case. The case has been in the evidentiary stage since 2016 and no expert opinion has been issued due to the counterparty’s lack of activity. This case has been reported since 2014 in the Notes to the Company’s Financial Statements and its Annual Report.

3. -   Emgesa filed an action for annulment and restoration of rights against the Colombian National Tax and Customs Department (DIAN) before the Administrative Court of Huila. Emgesa enjoyed a corporate income tax benefit, known as the “Páez Law”, which provided a tax relief for companies located in a specific area that suffered a natural disaster. DIAN opposed the method used by Emgesa to determine the basis for the income tax using this benefit. DIAN argues that some of the Emgesa’s revenues, such as inflation adjustments and non-operating income, do not qualify for this exemption, as they are not related to electricity generation activity. Emgesa’s position is substantiated on the fact that, under the law, this special benefit applies to the company as an entity and not just to certain company revenues. On July 27, 2017, the Administrative Court of Huila issued the decision endorsing the arguments of the DIAN, considering that there is no benefit on this income since it does not come from the normal development of the company’s corporate objectives. The court’s decision did not set any substantial legal basis, nor did it rely on the several defense arguments submitted by the company. Additionally, the Court also confirmed the penalty for inaccuracy without analyzing the difference in criteria or defining the sanctionable act. Emgesa appealed on August 10, 2017, reiterating that the benefit had accrued to the company and the law does not differentiate between its applications when it comes to non-operating income. New rulings by the Council of State supporting the company’s position were presented. It was emphasized there was a difference of opinion and therefore the penalty for inaccuracy must be lifted. On September 22, 2017, the proceedings were assigned to the Council of State where the matter will be reviewed by the court of second instance. Emgesa’s lawyers presented closing arguments on November 24, 2017 and in January 2018 the docket was taken under submission for the final decision. The total value of this lawsuit is estimated at CP$119,102million (ThUS$37,685).

4. -   Emgesa brought an action for annulment and restoration of rights against the Corporación Autónoma Regional de Cundinamarca (CAR). By means of Resolutions Nos. 506 of March 28, 2005, and 1189 of July 8, 2005, CAR ordered Emgesa, Empresa de Energía de Bogotá S.A. (EEB) and Empresa de Acueducto y Alcantarillado de Bogotá S.A. (EAAB) to execute construction of works at the El Muña dam reservoir. Emgesa filed a lawsuit against those decisions seeking their annulment in the Administrative Court of Cundinamarca. First instance court dismissed the annulment of these decisions. Appeals were filed by Emgesa, EEB and EAAB, which are currently pending. There is a parallel annulment and restoration action initiated by Emgesa against CAR. This action seeks the annulment of Article 2 of Resolution No. 1318 of 2007 and Article 2 of Resolution No. 2000 of 2009, through which Emgesa was ordered to implement a “Contingency Plan’ and to carry out an “Air Quality” study for the possible suspension of water pumping from the reservoir. The annulment of the above-mentioned administrative acts is being sought due to the technical impossibility of carrying out the “Air Quality” study and implementing the “Contingency Plan”. In this parallel action, an expert opinion favorable to the company from an accountant was presented. Emgesa requested clarification concerning this opinion, which was also favorable. The period allowed for producing evidence ended by submitting the final allegations, and to date they are cleared for the first instance ruling. The amount involved in this lawsuit is indeterminate.

5. -   A class action lawsuit filed against Emgesa, the Colombian Ministry of Environment and Development and the Colombian Ministry of Mines and Energy, Comepez S.A. and other fishing companies, is currently under review by the Huila Administrative Court. Artisanal fishermen are seeking the protection of collective rights and a healthy environment, public health, food security and safety and  the prevention of technically foreseeable disasters. Furthermore, the plaintiffs are seeking the issuance of an order compelling the entities to immediately take the necessary corrective and preventive measures to put an end to the imminent danger of massive fish mortality in the Betania reservoir fish farming projects, relating to the filling of the reservoir and the operation of the El Quimbo hydroelectric project. This lawsuit does not have a judicial monetary amount because of its nature as an action regarding the protection of collective rights. Therefore, no provision has been made. The matter has been pending decision since June 18, 2018. During the evidentiary stage, the environmental authorities ANLA and CAM jointly presented a report in which they stated that the company had complied with the obligations imposed by the Administrative Court within its precautionary measures. Although the value of this lawsuit is indeterminate, it is being reported as it generates a risk for the power plant’s operation and because the precautionary measure prevented the filling of the El Quimbo reservoir at the time, a measure that was modified but has not yet been entirely lifted although the power plant is in operation today.

6.-   In a class-action lawsuit filed by several residential complexes -including Centro Medico de la Sabana- against Codensa S.A. ESP, the plaintiffs are demanding the refund of an alleged tariff cost excess that they were charged. The lawsuit is based on the concept of a tariff benefit to which the plaintiff argue they are entitled as Voltage Level One users and as infrastructure owners -as established in Resolution No. 082 of 2002, modified by Resolution No. 097 of 2008. Codensa responded to the complaint by rejecting it in its entirety. A conciliation hearing was held between the parties, without success. An evidence order was issued on May 15, 2018 and the joinder of new plaintiffs was denied. The proceedings are in the evidentiary stage, and the estimated value of this lawsuit is approximately CP$337,000 million (approximately ThUS$106,629). This class action is being heard by the First Administrative Court of the Bogotá Capital District.

7.-   Henry Andrew Barbosa filed a class-action lawsuit against Codensa and the Special Public Services Administrative Unit (UAESP) of the Bogotá Capital District before the Tenth Administrative Judge of Bogotá. Subsequently, Codensa filed an action for nullification and restoration of rights against the UAESP, currently pending before the Cundinamarca Administrative Court. The judge’s ruling in the class action, ordered Codensa and the UAESP to re-assess the 1997 Public Lighting Agreement between them, since it was determined that there were 8,661 fewer lights than Codensa had actually taken into account in its billing. In 2014, the parties agreed to the reassessment and carried out a transaction for the periods 1998 to 2004, leaving a debt of CP$14,433 million (ThUS$4,567) owed by Codensa to the UAESP. By an order of June 1, 2017, the Court refused to consider the above-mentioned 2014 agreement and instead ordered the UAESP to carry out a unilateral assessment.  In compliance with the order, the UAEPS issued Resolution No. 000730 of December 18, 2017, where it determined that Codensa should pay CP$113,082 million (ThUS$35,780). The action for nullification and restoration of rights filed against the UAESP, which process is in  the response phase  to the complaint phase by UAESP. The UAESP commenced compulsory collection, but the collection was suspended with the lawsuit’s admission. Codensa made a payment of CP$24,400 million (ThUS$7,720), which is what it determined is payable under the 2014 agreements. Finally, the nullification action has an approximate value of CP$88,698 million (ThUS$28,065). This amount has not been provisioned.

8.-   On December 4, 2017, Grupo Energía de Bogotá (GEB) notified Enel Américas of its intention to submit to arbitration the dispute between the parties regarding the distribution of the profits of the 2016 fiscal year for Emgesa and Codensa in accordance with the provisions of the Investment Framework Agreement (AMI). GEB claims that Enel Américas is acting contrary to its own previous conduct by voting for a 70% distribution of profits, under the allegedly incorrect interpretation that this proportion corresponds to “all available profits in accordance with good commercial practice.” Furthermore, GEB claims that Enel Américas’ conduct violates the provisions of Clause 3.8 of the AMI, which regulates the form of distribution of profits by obliging the parties to vote in favor of the distribution of all (100%) profits that may be distributed during each fiscal year. The claims seek a declaration of Enel Américas’ breach of the AMI and the consequent distribution of 100% of the profits of the 2016 fiscal year for each company. Regarding this litigation, the amount of CP$63,619,000,000 (about ThUS$20,129) is disputed for Codensa, corresponding to the distributions not received as consequence of the partial distribution of profits. For Emgesa, the amount of CP$82,820,000,000 (about ThUS$26,205) corresponds to the amount of distributions not received as consequence of the partial distribution of profits. Once the date for the appointment of the arbitration panel was set, GEB decided to withdraw the claims to make amendments and to include new issues. The new lawsuit was notified to Enel Américas at the formal installation hearing of the Arbitration Court held on April 10, 2019, with the deadline to answer pending. The amounts and concepts demanded correspond to the following: i) The amount of ThCP$182,360,273 (ThUS$57,700) for the net market value not paid to Emgesa for assets and information relevant to the development, operating, administration and maintenance of non-conventional renewable energies, ii) The amount of ThCP$384,011,000 (ThUS$121,504), for the damages suffered by GEB as a result of the updated value as of August 31, 2018 of the ordinary dividend not received by GEB on the profits of Emgesa and Codensa for the years 2016 and 2017, iii) Others for an amount of ThCP$8,089,000 (ThUS$2,559) for the damages suffered by GEB for the expected values not received and additional unexpected costs incurred as a result of the value of the ordinary dividends not received by GEB over the income of Emgesa and Codensa for the years 2016 and 2017.

9.-   Thirty-two applications for arbitration proceedings were filed by Grupo Energía Bogotá - against Codensa and Emgesa, seeking the nullification of the Minutes of the Board of Directors and the Shareholders’ General

Meeting. These applications present the following arguments: i) Conflicts of Interest with economically-affiliated companies; ii) Impossibility of ratification of authorizations to contract; iii) Undue waiver of the conflict of interest; iv) Violation of the AMI in terms of distribution of profits; and v) Insufficient information for making decisions, etc.

The claims are similar for each application, and the principal argument alleges that the decisions are flawed as they contravene public policy. The applications seek the declaration that the decisions are null and void due to their presumed unlawful object and reason, the breach of AMI provisions regarding the profits distribution and some minutes that were adopted while the arbitration was pending. However, the litigation amount is indeterminate. Nevertheless, the case involves high impact decisions made concerning financial transactions with affiliated companies. As there was no agreement regarding the appointment of arbitrators to consolidate the arbitrations against Enel Américas, the selection of arbitrators took place on July 5, 2018. The procedure is at the stage of appointing arbitrators and disclosures of arbitrators and parties, without any one of them having been formally installed.

Perú:

10.-   The Peruvian National Customs and Tax Authority (SUNAT) challenged Enel Generación Perú S.A.A. (formerly known as Edegel S.A.A.), through Notices of Assessments and Penalties, about the deduction as an expense of the depreciation corresponding to part of the highest book value assigned to the assets in the appraisal carried out as a result of their voluntary revaluation in 1996. The rejected value of the appraisal relates to financial interest paid during the construction stage of the power generation plants. SUNAT’s position is that Enel Generación Perú has neither reliably demonstrated that it was necessary to obtain financing in order to build the generation plants that were revalued, nor that such financing had actually been incurred. Enel Generación Perú’s position is that SUNAT cannot demand such proof, since the appraisal is intended to assign to the asset the market value appropriate to it at the time the appraisal is conducted, and not its historical value. In this case, the appraisal methodology took into consideration the fact that power plants of such magnitude are built with financing. If SUNAT did not agree with the valuation, it should have presented its own appraisal, which it did not do.

Concerning the year 1999: In February 2012, the Tax Court (“TF”) resolved the lawsuit regarding the 1999 tax year in favor of Enel Generación Perú with regard to two plants and against it with respect to four plants, reasoning that only the first two were proven to have been financed. Enel Generación Perú paid the taxes reassessed by SUNAT in June 2012, amounting to PS$37,710 million (ThUS$11,357), which will have to be refunded if a favorable outcome is obtained in the complaint filed with the judicial courts (“PJ”) against the TF’s decision, filed in May 2012 against SUNAT and the TF.

In March 2018, Enel Generación Perú received the appeals court’s decision declaring the PJ’s decision null and void and ordering the rendering of a determination on the claim. The file was referred to the PJ in June 2018 and the oral report was submitted in August 2018. In September 2018, Enel Generación Perú submitted its written arguments to assist the PJ in rendering a decision.

Concerning the years 2000 and 2001: The reasoning adopted for 1999 tax year was applied to the 2000 and 2001 periods and Enel Generación Perú paid PS$18,786 million (ThUS$5,558).

Judicial case: In March 2018, the PJ rendered a decision declaring the lawsuit groundless, and ruled in favor of Enel Generación Perú with respect to the non-application of interest on the advances from March to December 2001. In the same month, Enel Generación Perú appealed the unfavorable portion. In October 2018, the Attorney General’s Office issued a tax ruling holding that it is inclined to uphold the ruling handed down at the trial court. In December 2018, the oral report was submitted and several briefs were filed to assist the PJ in issuing its decision. In December 2018, the PJ issued a ruling to vacate the trial court decision, ordering that the trial court issue a new decision taking account of the arguments set out in its ruling. In March 2019, the Chamber returned the case file to the Court and Enel Generación Perú requested an oral report.

Administrative case: In August 2017, Enel Generación Perú was served with the Compliance Order, which was issued taking into consideration the TF’s ruling for the 1999 fiscal year, by means of which SUNAT reassessed the tax due for the period 2000-2001. According to SUNAT, Enel Generación Perú’s updated tax due amounted to PS$ 220 million, because of the annual corporate tax for 2000, a related fine, and payments on account for the 2001 fiscal year. Also, the discounted credits in the company’s favor amounted to PS$ 22 million, for the 2001 corporate tax. In September 2017, Enel Generación Perú was served with a decision in which SUNAT corrected the Compliance Order of August 2017, stating that it had applied an incorrect restatement factor to the assessed tax, which resulted in the tax assessed by SUNAT amounting to PS$ 190 million, and not PS$ 220 million. In September 2017, Enel Generación Perú appealed the above-mentioned Compliance Order. Enel Generación Perú presented written arguments in July 2018.

Next steps are:

For the year 1999:

•                      Enel Generación Perú is awaiting  the trial court’s issuance  of  a resolution (ruling) on Enel Generación Perú´s lawsuit.

For the years 2000-2001:

•                      Enel Generación Perú is awaiting  the TF’s issuance of  the corresponding resolution and for the trial court to rule on Enel Generación Perú’s lawsuit.

The total amount involved in these lawsuits is estimated at PS$75,377 million (ThUS$22,704).

11.-  SUNAT disallowed recognition by Enel Distribución Perú of the commercial energy losses recognized by the company between 2006 and 2011, equivalent to approximately 2% of the total purchased and self-generated energy. SUNAT challenged the cost of sale of that energy determined by Enel Distribución Perú, on the basis of an energy theft crime that was not established by the courts of law. SUNAT’s position is that the infeasibility of a legal action can only be demonstrated through a police report and a Resolution issued by the Attorney General (Public Prosecutor’s Office) declaring, on a definitive or provisional basis, the filing of the criminal action for energy theft. The TF has rendered some decisions stating that such a decision is necessary. Enel Distribución Perú’s position is that since the law does not establish a specific mechanism on how the infeasibility of a legal action will be demonstrated, it is possible to present any available, appropriate and reasonable evidence for this situation (free review of evidence). Enel Distribución Perú chose to demonstrate that it was futile to prosecute these crimes through legal actions, presenting reports produced by specialized engineers, reports issued by the General Directorate of Electricity (DGE) of the Ministry of Energy and the Mines and by the Energy and Mining Investment Supervisor Authority (OSINERGMIN), the Peruvian electricity regulatory authority, demonstrating that there was no sense to go to the courts and prosecute a crime that would be useless because the perpetrators of the crime, the exact occurrence of theft, the specific place where it occurs and the amount stolen at each opportunity could not be identified. The TF has allowed this type of proof in case of theft in the distribution of water (an industry similar to the distribution of electricity) and has not indicated that a decision issued by the Attorney General (Public Prosecutor’s Office) is the only admissible evidence demonstrating the futility of pursuing legal action in this case.

The proceedings have progressed as follows:

For the year 2006: The TF ruled against Enel Distribución Perú in the appeal, although it agreed with Enel Distribución Perú’s position on the merits of the disputed issue. Therefore, the TF upheld the defense after holding that Enel Distribución Perú did not demonstrate the amount of commercial losses attributable to theft. This finding stems from the fact that commercial energy loss is not exclusively composed of stolen energy, but also of energy lost due to other reasons, such as measurement errors, billing errors and errors in estimating physical losses. Due to the immediate enforceability of the TF judgment, Enel Distribución Perú paid the tax due in full to SUNAT amounting to a total of PS$14,517 million (US$4,372 million). Following a decision partially in favor of Enel Distribución Perú, in January 2017, both SUNAT and Enel Distribución Perú filed extraordinary appeals with the Supreme Court of Justice. In January 2018, Enel Distribución Perú was served with the decision dismissing its extraordinary appeal and upholding SUNAT’s extraordinary appeal. In June 2018, Enel Distribución Perú was served with the decision of the Supreme Attorney General’s Office (Public Prosecutor’s Office) stating that the extraordinary appeal filed by SUNAT should be declared unfounded. In September 2018, Enel Distribución Perú submitted an oral report and presented written closing arguments.

For the years 2007 and 2008: Taking into account the result obtained in connection with the 2006 tax year, Enel Distribución Perú initiated a new defense strategy: (i) in theory, commercial energy losses may be composed of errors of measurement, billing and estimation of physical losses; (ii) since such losses are determined by “subtraction” (the energy that entered the system “minus” the energy supplied to customers and “minus” the physical loss of energy), commercial energy loss may actually be composed of such errors only in cases of under-measurement or under-invoicing or underestimation of physical losses; (iii) if there are no such errors, the amount shown as commercial energy loss is composed only of losses from theft, (iv) during the inspection, SUNAT reviewed both the billing and the physical loss report and neither challenged nor investigated them; therefore, in this respect, SUNAT cannot raise billing errors or errors in estimating physical losses as part of the commercial energy loss, (v) with respect to measurement errors, the margins for this type of errors are minimal as a business’ electrical energy distribution is regulated.

For the year 2007: Enel Distribución Perú presented evidence that a small amount of loss was attributable to under-measurement. At that time, commercial energy losses consisted mainly of theft (95%) and, to a lesser extent (5%), measurement errors. Enel Distribución Perú presented an oral report and pleadings.

For the year 2008: Enel Distribución Perú presented evidence that demonstrated an excess of measurement. Therefore, commercial energy losses were only theft. Enel Distribución Perú provided an oral report to the TF and presented the final written arguments.

For the year 2009: SUNAT objected to the deduction of commercial energy losses, for the same reasons as in previous years. In November 2013, Enel Distribución Perú filed a claim in which, in addition to reiterating the reasons why the commercial loss of energy is deductible, it provided evidence that demonstrated that the loss of commercial energy consisted mainly of theft (93%) and, to a lesser extent (7%) of measurement errors.  In June 2014, SUNAT requested information on the details of the calculation of the “standard energy loss”. In July 2014, Enel Distribución Perú responded to the points requested by SUNAT. In August 2014, SUNAT served Enel Distribución Perú with the decision ruling on the latter’s claim. In that decision, SUNAT set aside the objection related to the standard loss of commercial energy, confirming the excess attributable to such amount. In September 2014, Enel Distribución Perú paid the debt it owed to SUNAT amounting to PS$5,274 million (ThUS$1,589), this amount includes default interest for payments on account and fines. It filed an appeal with the TF.

For the year 2010: SUNAT only objected to the deduction of commercial energy losses corresponding to the excess of the standard commercial energy loss. In July 2015, Enel Distribución Perú paid the debt owed to SUNAT amounting to PS$5,085 million (ThUS$1,531) including taxes, interest on late payments and fines. A claim was filed with SUNAT. In April 2016, Enel Distribución Perú was notified of SUNAT’s decision, which upheld the objections, and an appeal was filed that same month.

For the year 2011: SUNAT also objected to the deduction of commercial energy losses corresponding to the excess of the standard commercial energy loss. In July 2016, Enel Distribución Perú paid the debt owed to SUNAT amounting to PS$3,126 million (ThUS$941) by way of payment on accounts and fines with the respective default interest. In September 2016, Enel Distribución Perú was served with tax assessments and fines. In October 2016, Enel Distribución Perú filed a claim for taxes and fines. In June 2017, Enel Distribución Perú received a decision through which SUNAT maintained the objections raised. In July 2017, Enel Distribución Perú filed an appeal.

Next steps are:

For the year 2006, Enel Distribución Perú is awaiting the Supreme Court ruling on SUNAT´s extraordinary appeal (cassation).

For the years 2007, 2008, 2009, 2010 and 2011, the TF’s issuance of the corresponding decisions are pending.

The total amount involved in these lawsuits is estimated at PS$76,838 million (approximately ThUS$23,141).

12.- In 1997, Enel Generación Perú, Perené and Simsa entered into a joint venture agreement for the development of the Chimay and Yanango power plants, agreeing to a payment of US$13 million for Enel Generación Perú. In 1998, Enel Generación Perú signed a contract with its parent company, Generandes (now Enel Perú, after the merger with Generandes), for Enel Perú to provide supervision services for the power plants’ construction, agreeing  to a payment of US$13 million for Enel Perú. In turn, Enel Perú entered into contracts with its shareholders, Entergy Perú and Conosur, transferring its commitments with Enel Generación Perú and agreeing to a payment of US$3 million for each party. SUNAT challenged this transaction (i) of Enel Generación Perú for the use of VAT as a tax credit that was surcharged by Enel Perú, and (ii) of  Enel Perú for treating the expense as deductible from the company’s income tax and for the use of VAT as a tax credit that was surcharged by its shareholders. SUNAT’s position is that the transactions are not valid because Enel Perú and its shareholders are holding companies that have no personnel to provide such services. The supervision services were provided directly by Enel Generación Perú through its personnel. The TF has endorsed SUNAT’s position in the Enel Generación Perú case and Enel Perú case. With this in mind, Enel Perú hopes that the PJ will order a new decision be issued, indicating that not only do the costs not exist, but that there is no income either. According to this expected new determination, there would be a payment due in excess of Enel Perú’s income tax paid, and this excess would be offset with VAT, eliminating the contingency for this case.

These proceedings have progressed as follows:

Following an adverse decision in the administrative process, Enel Perú paid SUNAT the tax due of PS$87,055 million (ThUS$26,221) and filed a lawsuit against SUNAT and the TF.  In September 2018, the Prosecutor’s Opinion was issued indicating that Enel Perú’s claim should be declared unfounded, and this was notified to the parties for rebuttals. In October 2018, the oral report was delivered in the absence of the SUNAT representatives.  The total sum at stake in this lawsuit is estimated at PS$87,055 million (ThUS$26,221) which was already paid to SUNAT and a ruling is still pending.

13.- On July 5, 2016, Electroperú filed a request for arbitration against Enel Generación Perú due to disagreements regarding the interpretation of certain technical aspects (committed power, start date of the contract’s second stage, determination of the Base Gas Price) of an electric power supply contract entered into in 2003. The total amount of this arbitration is estimated at approximately PS$41.2 million (ThUS$12,410). At the same time, the dispute stems from claims by Enel Generación Perú against Electroperú for approximately US$18.5 million plus interest. Electroperú filed its claim on June 4, 2017 and Enel Generación Perú filed its answer to the claim and its counterclaim on August 4, 2017. On August 10, 2017, the arbitration court notified Enel Generación Perú on its calculation of arbitration expenses. On September 18, 2017, Electroperú filed its response to the answer to the claim and counterclaim that had been filed by Enel Generación Perú. On October 3, 2017, Electroperú filed its answer to the counterclaim that had been filed by Enel Generación Perú. On November 2, 2017, Enel Generación Perú filed its rejoinder to the response that had been filed by Electroperú. On November 17, 2017, Enel Generación Perú acknowledged proper service of the answer to the counterclaim filed by Electroperú. On January 2, 2018, Enel Generación Perú filed its rejoinder to the allegations made by Electroperú.  Arbitration hearings were held on July 23, 24 and 25, 2018.  On August 24, 2018, the parties filed their closing arguments and the arbitration process is awaiting decision on the part of the arbitration panel.

Brazil:

Enel Distribución Ceará (Companhia Energética do Ceará S.A., or “Coelce”)

14.- The Instituto Brasiliero de Defesa do Consumidor (IPEDC), a Brazilian consumer protection group, filed a public civil action against Enel Distribución Ceará in Ceará state court asserting that the inclusion of energy theft costs reflected by distributors in the tariff is illegal. It is seeking the exclusion of this tariff component and the return of the sums unduly collected by the concessionaire. There is no interim decision and no first instance decision from the Ceará state court. The judge ruled that the case be transferred to the federal courts, considering the interest ANEEL has in this case.  As of March 31, 2019 the amount involved in this lawsuit was MR$623.8 (ThUS$160,692).

15.- The Public Prosecutor’s Office has filed a public civil action against Enel Distribución Ceará, Enel Generación Fortaleza and ANEEL (the Brazilian Electricity Regulatory Agency) alleging that a) the electric power purchase agreement (PPA) signed between Enel Distribución Ceará and Enel Generación Fortaleza (companies of the same economic group) is illegal, the price of the contracted energy being very high, with excessive costs in the final consumers’ tariff, b) the tariff review conducted by ANEEL since 2002 is wrong, since it took into consideration inaccurate data in the process. It is seeking the exclusion of these components from the tariff and the return of the sums unduly collected by the concessionaire. The PPA’s legality was confirmed at the judicial courts of first and second instances, but the tariff review process (item b) was held to be erroneous at these instances. A special appeal filed by Enel Distribución Ceará is currently pending before the Superior Court of Justice. The amount involved in this lawsuit cannot be estimated.

16.- The Public Prosecutor’s Office for Labor Matters filed a public civil action against Enel Distribución Ceará alleging that the company was hiring third parties for the provision of final services (“outsourcing”), which was contrary to Brazilian law (Ruling 331 of the Brazilian Superior Labor Court), which allegedly only allows the provision of non-essential services by third parties. The Superior Labor Court issued a ruling declaring the outsourcing illegal. An appeal filed by Enel Distribución Ceará is currently pending trial by the Collective Bargaining Section (reviewing instance in the Superior Labor Court). The amount involved in this lawsuit cannot be estimated.

17.- Several rural electricity cooperatives have filed lawsuits to review the lease fee for the energy supply network in the rural area of the State of Ceará allegedly owned by them. In spite of Enel Distribución Ceará regularly paying the network lease fee to 13 rural electricity companies, a discussion on the ownership of these assets is pending decision, since they allegedly have already been directly substituted by Enel Distribución Ceará throughout the more than 30 years of these lease contracts.

•                      Cooperativa de Eletrificação Rural do Vale do Acaraú (COPERVA): There is no interim decision and there is still no first instance decision from the Ceará state court.

•                      Cooperativa de Eletrificação Rural do Vale do Acaraú (COPERVA): The Court of Justice (court of second instance) ruled in favor of Enel Distribución Ceará, rejecting the request for lease review, and a special appeal was filed by COPERVA and is currently pending before the Superior Court of Justice (court of third instance). On November 5, 2018, the Supreme Court rendered a single-judge decision on a special appeal filed by COPERVA and vacated the ruling on the clarification attachments requested. In summary, the ruling judge held that the decision by the Court of Justice failed to provide satisfactory clarification on the facts claimed in COPERVA’s clarification attachment petitions and declared a retrial to hear this plea. Enel Distribución Ceará filed a plea against this decision on December 3, 2018 with the Supreme Court in order that an en-banc decision be rendered (since the ruling had been issued by a single judge), which plea has yet to be docketed. As of March 31, 2019, the amount involved in these two lawsuits was R$242.65 million (ThUS$62,506).

•                      Cooperativa de Energia, Telefonia e Desenvolvimento Rural (COERCE): There is no interim decision and there is still no first instance decision from the Ceará state court. As of March 31, 2019, the amount involved in this lawsuit was R$145.56 million (ThUS$37,495).

•                      Cooperativa de Energia, Telefonia e Desenvolvimento Rural (COPERCA): There is no interim decision and there is still no first instance decision from the Ceará state court. As of March 31, 2019, the amount involved in this lawsuit was R$126.44 million (ThUS$32,570).

18.- Fiação Nordeste do Brasil S/A (FINOBRASA), which has now been succeeded by Vicunha, filed a lawsuit against Enel Distribución Ceará claiming that the readjustment of electricity tariffs made through Decrees Nos. 38 and 45 (DNAEE) in February 1986 are illegal. It is seeking the declaration of adjustment’s illegality and an order that its effects be reflected in all subsequent readjustments and the return of inappropriately collected amounts. The Court of Justice (court of second instance) rendered a decision declaring the readjustment made in 1986 illegal, but it has rejected its reflection in the other readjustments (cascade effect). A special appeal filed by COPERVA is currently pending before the Superior Court of Justice (court of third instance). As of March 31, 2019, the amount involved in this lawsuit was R$87.3 million (ThUS$22,484).

19.- Enel Distribución Ceará must apply the “pro rata” rule to calculate the amount of ICMS deductible with respect to the total ICMS included in energy purchases. The rule stipulates that the percentage represented by the income taxed by ICMS over the total income (whether or not subject to ICMS) is deductible. For the purposes of its inclusion in the pro rata denominator, Enel Distribución Ceará’s position is that the untaxed income is the result of applying the energy’s final selling price (price after deducting the State of Ceará subsidy for low-income consumers) and the Brazilian Tax Authority maintains that the untaxed income is the price of the normal tariff (without deducting the subsidy). Due to the differences that arose in the interpretation of these laws, Enel Distribución Ceará has a total of 10 lawsuits covering the years 2005 to 2013. The Company continues its defense in the administrative and judicial proceedings. As of March 31, 2019, the total amount involved in these lawsuits was estimated at R$220 million (ThUS$56,671).

20.- The State of Ceará issued assessments to Enel Distribución Ceará for the periods 2003, and from 2004 to 2017, since it considered that the ICMS included in the acquisition of fixed assets had been incorrectly deducted. Enel Distribución Ceará has filed its administrative defenses in all administrative actions and is awaiting final decisions. As of March 31, 2019, the total amount involved in this lawsuit was estimated at R$186 million (ThUS$47,912).

Enel Distribución Goiás S.A. (formerly CELG Distribuição S.A.)

21.- Several Municipalities have filed lawsuits against Enel Distribucion Goiás claiming that an agreement made between Enel, the State of Goiás and the Goiana Association of Municipalities (AGM) which provides for the direct transfer to Enel of ICMS amounts owed to municipalities by the State of Goiás is illegal. The amounts transferred were used to pay electric bills in arrears. Enel states that despite the potential illegality of the agreement, the amounts were effectively due and it would not be possible to return them to the municipalities. The Court of Justice of Goiás is divided and there is still no unanimous decision, which will only be rendered by the Superior Court of Justice (the court of third instance).

•                      Municipality of Aparecida de Goiânia: As of March 31, 2019, the amount involved in this lawsuit was US$136.3 million (ThR$529.41).

•                      Municipality of Quirinópolis: As of March 31, 2019, the amount involved in this lawsuit was US$73.3 million (ThR$284.44).

•                      Municipality of Vicentinópolis: As of March 31, 2019, the amount involved in this lawsuit was US$25.9 million (ThR$100.9).

•                      Municipality of Mineiros: As of March 31, 2019, the amount involved in this lawsuit was US$39.8 million (ThR$154.7).

•                      Municipality of Anápolis: As of March 31, 2019, the amount involved in this lawsuit was US$71.5 million (ThR$277.5).

•                      Municipality of Bela Vista de Goiás: As of March 31, 2019, the amount involved in this lawsuit was US$20.9 million (ThR$81.4).

•                      Municipality of Goiatuba:  As of March 31, 2019, the amount involved in this lawsuit was US$66.2 million (ThR$257.02).

•                      Municipality of Caiapônia:  As of March 31, 2019, the amount involved in this lawsuit was US$24.35 million (ThR$94.5).

•                      Municipality of Cezarina:  As of March 31, 2019, the amount involved in this lawsuit was US$30.7 million (ThR$119.3).

22.- A group of 21 suppliers have filed a lawsuit against Enel Distribución Goiás claiming that the contracting model (outsourcing) carried out by Enel Distribución Goiás had been ruled illegal by the Labor Courts and that they suffered damages which should be compensated. The Court of Justice (court of second instance) ruled in the suppliers’ favor. A special appeal filed by Enel Distribución Goiás is currently pending before the Superior Court of Justice (court of third instance). As of March 31, 2019, the amount involved in this lawsuit was R$119.3 million (ThUS$30,730).

23.- Through Law No. 17,555 as of January 20, 2012, the State of Goiás in Brazil created the Fund of Contribution (FUNAC) for Enel Distribución Goiás, in order to collect and allocate financial resources for reimbursement to said company of the payments of contingencies of any nature, as originated up to the sale of the shareholding control by Eletrobrás. This is a mechanism created in 2012, with the purpose of reimbursing Enel Distribución Goiás for contingencies the triggering event of which occurred up until January 2015. The reimbursement should be carried out by the State Treasury in cash. Additionally, Law No. 19,473 that created the State Energy Policy in order to maintain, improve and expand the power distribution network in Goiás, set a mechanism to strengthen the reimbursement through ICMS credits (VAT Tax credit) with exactly the same purpose and date of the activating  event (January of 2015). Under this mechanism, the reimbursement is carried out by recognizing the ICMS credit instead of the Treasury cash. This law was an alternative guarantee offered by the State of Goiás for the possible investors at the time of privatization due to the legal assessment of the investors over FUNAC. On February 6, 2019 Law No. 20,416 was published to modify Laws No. 17,555 (establishing the FUNAC) and No. 19,473, reducing the activating period of the contingency-triggering events from January 2015 to April 2012. It should be noted that the State of Goiás undertook to comply with all the obligations involved in Law 17,555, and Law  No. 20,416, by creating conditions not foreseen in the legal framework of privatization, breaches the  legal act, the acquired right and the legal certainty that are essential for the stability of the relationships between the investor and the State, which breach is forbidden by the Brazilian law. Additionally, the conditions set forth in Law No. 19,473, by the rules of the Brazilian tax framework could not be unilaterally modified by the State. Enel Brasil S.A and Enel Distribución Goiás have filed a security order against the State of Goiás in relation to the procedure for the refunding of the amounts paid by Enel Distribución Goiás with respect to the claims guaranteed by Laws No. 17,555 (FUNAC) and No. 19,473 (VAT Tax Credits), so that they may be applied normally. The judge rejected  the injunctive order. Enel has filed an appeal against the injunctive decision, which to date is pending of lawsuit. There is not a first instance decision.

Additionally, on April 16, 2019, the Goiás Legislative Assembly approved the subject 757/19, and the Governor of Goiás State has 15 business days to enact the law or issue veto. The latter can be rejected by the Assembly for a further 30 days. In the event the law is enacted or the Governor’s veto is rejected, this would revoke the aforementioned Law No. 19,473 in full; thus, the reimbursement mechanism for ICMS credits would be extinguished. If this new Law becomes effective, Enel Brasil S.A. and Enel Distribución Goiás will take proper judicial actions in order to reject the revocation of Law No. 19,473, based on the same arguments related to the framework of privatization, legal security and rules of the Brazilian tax framework.

24.- Enel Distribución Goiás was audited by the Brazilian Tax Authority due to its position on the exclusion of ICMS amounts from the Social Contributions base (PIS/COFINS). The company excluded the ICMS before a final decision, consequently the Brazilian Tax Authority issued 4 assessments against Enel Distribución Goiás, arguing that exclusion was not permitted. In an unrelated case with precedential value, the decision by the Superior Court acknowledged that ICMS should not be part of the PIS and COFINS tax base. Judgment on an appeal to this decision filed by the Tax Authority is still pending. In the specific case of Enel Distribución Goiás, the final decision by the court is pending. As of December 31, 2018, the amount involved in this lawsuit was R$607 million (ThUS$156,359).

Enel Distribución Río (Ampla Energia e Serviços S.A.)

25.- Companhia Brasileira de Antibióticos (CIBRAN) has filed several lawsuits against Enel Distribución Río seeking compensation for energy supply failures in the years 1987 to 1994 and 1995 to 1999.

•                      CIBRAN vs. Ampla Energia e Serviços S.A. The Court of Justice of the State of Río de Janeiro (court of second instance) ruled in Enel Distribución Río’s favor, dismissing the claim for compensation, and a special appeal filed by CIBRAN is currently pending before the Superior Court of Justice (court of third instance). The amount involved in this lawsuit cannot be determined, as it will be determined by an expert at the end of the lawsuit.

•                      CIBRAN vs. Ampla Energia e Serviços S.A. The court of first instance ruled against Enel Distribución Río, and an appeal filed by Enel Distribución Río is currently pending before the Court of Justice of the State of Río de Janeiro (court of second instance). As of March 31, 2019 the amount involved in this lawsuit was ThR$484.9 (ThUS$124,901).

26.- Indústria de Papel e Embalagens S.A. (CIBRAPEL) filed a lawsuit against Enel Distribución Río seeking compensation due to energy supply failures. A final decision was rendered against Enel Distribución Río. The expert opinion fixed the compensation at R$ 21.5 million, but the amount has been challenged by Enel Distribución Río, and the appeal has not yet been resolved as of this date. As of March 31, 2019, the amount involved in this lawsuit was R$199.74 million (ThUS$51,451).

27.- The Niterói Workers Union filed a labor claim against Enel Distribución Río demanding the payment of a 26.05% wage differential from February 1989, by virtue of the Economic Plan instituted by Decree Law No. 2,335/87. Enel Distribución Río lost  all of the preceding court instances, and an extraordinary appeal filed by Enel Distribución Río is currently pending before the Federal Supreme Court. As of March 31, 2019, the amount involved in this lawsuit was R$99.64 million (ThUS$25,667).

28.- The Brazilian Tax Authority served a notice of breach in 2003 against Enel Distribución Río to collect alleged COFINS tax deficiencies for the period from December 2001 until March 2002. After adverse rulings in the courts of first and second instance, Enel Distribución Río filed an extraordinary appeal with the Superior Court and is awaiting its decision. The amount involved in this dispute is R$167 million (ThUS$43,018).

29.- In 2005, the Brazilian Tax Authority notified Enel Distribución Río on the non-applicability of the special tax treatment that had reduced to zero the withholding tax rate on interest paid abroad on the Fixed Rate Notes (FRN) issued by the Company in 1998. Enel Distribución Río is still litigating this issue in the judicial court of the first instance. The total amount of this dispute is estimated at R$1,281 million (ThUS$329,978).

30.- The State of Río de Janeiro levied a tax assessment against Enel Distribución Río for the periods from 1996 to 1999 and from 2007 to 2017, since it was of the opinion that the ICMS levied on the acquisition of fixed assets had been incorrectly deducted. Enel Distribución Río filed its administrative and judicial defenses in all proceedings. Part of the administrative proceedings was resolved in Enel Distribución Río’s favor and the remaining part was appealed and the judicial proceedings await final decisions. As of March 31, 2019, the total amount involved in this lawsuit was estimated at R$128 million (ThUS$32,972).

Eletropaulo (commercially known as Enel Distribución Sao Paulo)

31.- Centrais Elétricas Brasileiras S.A. (Eletrobrás) filed a lawsuit against Eletropaulo seeking the payment of amounts owed due to inflation in a funds contract signed in 1986. A final decision was rendered against Eletropaulo. The expert work to define the amount was started, but on May 31, 2018 the parties signed an agreement (pending ratification by the trial court) and Eletropaulo will pay Eletrobrás the amount of R$1,500 million over 5 years. As of March 13, 2019 a decision was rendered (i) approving the agreement and (ii) confirming the exclusion of CTEEP  and returning  the discussion about the compensation (Eletropaulo’s right to subrogation) to the individual parties. As of March 31, 2019, the amount involved in this lawsuit was R$1,621.25 million (ThUS$417,623).

32.- Eletropaulo filed an action seeking the annulment of ANEEL’s administrative decision, which determined the retroactive exclusion of the tariffs applied by Eletropaulo before the date of its third periodic review, with the refund of sums associated with a possibly non-existent network and rejected a subsidiary request (made by Eletropaulo) for inclusion of other existing service assets (network), but not recorded in the company’s remuneration base. There is no first instance decision and the lawsuit is in its initial phase. As of March 31, 2019, the amount involved in this lawsuit was R$841.55 million (ThUS$216,780).

33.- Sindicato dos Trabalhadores na Indústrias de Energia Elétrica de São Paulo filed 5 class-actions seeking the payment of hazard allowance for all employees (except management positions) of Eletropaulo located in the Barueri office until the decommissioning of the generating unit that was in the attic (below the heliport), during the period from February 2012 to February 2016, the time of the decommissioning of the generator unit and its installation outside the building. There is still no first instance decision, but the judge informed that he would pass sentence on April 25, 2019. As of March 31, 2019, the amount involved in this lawsuit was R$111.61 million (ThUS$28,749).

34.- The Federal Public Prosecutor’s Office (MPF) has filed a public civil action against Eletropaulo and ANEEL seeking to block the transfer to consumers’ tariffs of amounts contracted with affiliated parties (AES Tietê, at that time) and the double reimbursement of amounts already collected. The court ruled in Eletropaulo’s favor, rejecting the applications, but the Federal Regional Court (TRF) admitted the MPF’s appeal and overturned the decision. An Eletropaulo appeal against TRF’s decision is currently pending in the Superior Court of Justice. The amount involved in this lawsuit cannot be estimated.

35.- The Public Prosecutor’s Office for Labor Matters filed a public civil action against Eletropaulo alleging that the company was hiring third parties for the provision of final services (“outsourcing”), which is contrary to Brazilian law (Ruling 331 of the Brazilian Superior Labor Court), which allegedly only allows the provision of non-essential services by third parties. There is still no decision by the court of first instance. The amount involved in this lawsuit cannot be estimated.

36.- Neoenergía commenced arbitration against Eletropaulo for alleged non-compliance with the investment letter signed between the parties in the process that resulted in Enel Américas’ acquisition of shareholder control of the company. In summary, Neoenergía is seeking compensation, not yet estimated, for losses and damage suffered as a result of non-compliance with the investment letter. The arbitration tribunal has been constituted. On October 18, 2018, Neoenergía filed its first statement. On December 3, 2018, Eletropaulo filed its defense. On January 14, 2019, Neoenergia provided an answer. On January 20, 2019, Eletropaulo submitted a reply. On March 26, 2019, Neoenergia specified the documents Eletropaulo should submit. On April 3, 2019, Eletropaulo presented its list of witnesses and some documents. The initial hearing and production of evidence is scheduled for May 30, May 31, 2019. A final decision has been estimated to be reached prior to the end of 2019.

37.- Eletropaulo filed a complaint requesting a declaration that the amounts of COFINS paid by the company were paid in accordance with the rules of the Amnesty Program of the Brazilian Federal Government (reduction of fines and interest) created in 1999. The complaint was filed by the company in September 1999. Following the decision in the court of second instance that decided partly in its favor regarding the principal amount, interest and fine, in April 2018, the company filed appeals with the Superior Court of Justice and the Federal Supreme Court which are currently pending. ThR$159.8 of the total amount involved (ThR$799) comprise the attorneys’ fees (20%) paid by the Federal Tax Authority. The possibility of a loss with respect to this portion is probable. The remaining portion (ThR$639.6) is related to the capital (tax) paid with amnesty benefits and the possibility of loss is remote. Therefore, the possible amount of loss is ThR$159.8 (ThUS$41,163).

38.- In May 2008, the Brazilian Tax Authority filed a lawsuit against Eletropaulo seeking payment of the PIS (Social Integration Program) tax, corresponding to the rate increase for the period from March 1996 to December 1998. After unfavorable rulings in the courts of first and second instances with respect to statute of limitation claims and not on the merits, Eletropaulo filed appeals with the Superior Court of Justice and the Federal Supreme Court. The amounts subject to dispute have been covered by a bank guarantee. In the latter regard, while awaiting the outcome of this procedure, the Office of the Attorney General of the Department of the National Treasury of Brazil requested the replacement of the bank guarantee letter to be filed with the court. This request was rejected and the Attorney General’s Office appealed this decision. The company’s appeals and the Attorney General’s appeal are still pending. As of March 31, 2019, the amount involved in this lawsuit was ThR$239.3 (ThUS$61,642).

39.- In accordance with a final decision issued after a trial, Eletropaulo was granted the right to offset claims for FINSOCIAL (social contribution system established in March 1992 before COFINS) related to amounts paid from September 1989 to March 1992. In spite of this, due to differences in the calculation of the credits stipulated by the Federal Tax Authority, part of the offsets requested by the company were not accepted and the debts were released by the Tax Authority. Following a decision unfavorable to the company in the court of first instance, the company appealed this decision and this appeal is pending before the administrative court of second instance. As of March 31, 2019, the amount involved in this lawsuit was ThR$218.5 (ThUS$56,284).

40.- The Federal Tax Authority issued a tax assessment to Eletropaulo, based on the alleged non-payment of Personal Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL) for the 2001 and 2002 financial years, because the company allegedly deducted integrated amounts paid to its pension fund from both the IRPJ and the CSLL, when the specific regulation establishes a 20% limit for such deductions. After the unfavorable final ruling in the administrative procedure in October 2017, the dispute was submitted to the courts of law. The court of first instance’s decision is currently pending. As of March 31, 2019, the amount involved in this lawsuit was ThR$168.9 (ThUS$43,507).

41.- The Tax Authority issued a tax assessment to Eletropaulo which rejected the offset related to the credits of the PIS originated by legislative changes introduced by Decrees 2,445 and 2,449/1988, which were declared unconstitutional by the Federal Supreme Court, that were offset against other federal taxes due in April and May 2013. The company filed its defense in September 2014. In January 2019, after a first instance partially favorable verdict, the Company filed an appeal, which is pending before the second instance Administrative Court. As of March 31, 2019, the amount involved in this lawsuit was ThR$153.1 (ThUS$39,438).

42.- Eletropaulo filed an application seeking recognition of the right to offset the total tax credits resulting from Eletropaulo’s division against the CSLL. Favorable rulings were issued in the courts of first and second instance. In May 2017, the Federal Tax Authority filed an interlocutory appeal with the Superior Court of Justice, which is pending. As of March 31, 2019, the amount involved in the lawsuit was ThR$149.2 (ThUS$38,432).

43.- In July 2000, Eletropaulo filed a lawsuit seeking the recognition of credits arising from improper payments of PIS made pursuant to Decrees 2,445 and 2,449/1988, which were declared unconstitutional by the Federal Supreme Court. In May 2012, a final decision was issued in favor of the company recognizing the right to the credits. However, tax assessments were raised against Eletropaulo by the Federal Tax Authority because the offsets were rejected due to the fact that they had been made before the legal action had ended, using federal tax debits in addition to PIS. The company claims that the offsets were made on the basis of the favorable court ruling and that the adopted procedure was correct.  After unfavorable decisions were rendered in the court of first instance, the company filed appeals with the court of second instance. As of March 31, 2019, the amount involved in the lawsuit was ThR$643.9 (ThUS$165,865).

44.- Eletropaulo filed a complaint against the tax assessment issued by the Tax Authority of the Municipality of São Paulo, seeking payment of the Public Lighting Contribution (COSIP) related to the period from March 2011 to December 2015. These tax assessments are based on the alleged irregularities imputed to the company: (i) incorrect classification of customers, (ii) illegally applied tax exemption, and (iii) non-payment of the penalty for non-payment of late contribution payments. In July 2018, the court of first instance rendered a decision partially favorable to the company that limited the interest charged by the Tax Authority to the Brazilian preferential rate (“SELIC”). Both parties filed appeals against this decision which are currently pending before the court of second instance. As of March 31, 2019, the amount involved in the lawsuit was ThR$121.1 (ThUS$31,195).

45.- The Tax Authority of the State of São Paulo issued five tax assessments seeking payment of ICMS due to allegedly invalid setoffs in which the company used assigned credits in the acquisition of fixed assets, and which the Tax Authority believed was not appropriate. The company filed its administrative defenses in all the administrative procedures and is awaiting the final decisions. As of March 31, 2019, the amounts involved in the lawsuits were ThR$109.6 (ThUS$28,232).

46.- Eletropaulo filed a complaint against Federal Decree No. 8,426/2015, which reinstated the PIS/PASEP and COFINS tax on financial income earned by companies subject to the non-cumulative PIS/PASEP and COFINS regime, at a rate of 4.65%, as of July 1, 2015. The status of the litigation is that unfavorable decisions were rendered in the court of first instance (November 2015) and at the second judicial instance (August 2017). In December 2017, the company filed appeals with the Superior Court of Justice and the Federal Supreme Court, with the rulings currently pending.  As of March 31, 2019, the amount involved in this lawsuit was ThR$111.4 (ThUS$28,696).

47.- Eletropaulo filed a complaint claiming the right not to take into consideration, in its bases of calculation of IRPJ and CSLL, the amounts related to interest derived from the delay in fulfilling contractual obligations on the part of third parties that maintain contractual relations of any type with the company (interest as an advance valuation of damages). In March 2012, the court of first instance issued a decision favorable to Eletropaulo. The Federal Tax Authority appealed this decision and the appeal is awaiting decision. Since the decision of the court of first instance was rendered, the company has not paid the disputed taxes to the federal government. As of March 31, 2019, the amount involved in this lawsuit was ThR$68.8 (ThUS$17,722).

48.- Eletropaulo filed lawsuits against several tax assessments issued by the Tax Authority of the State of São Paulo claiming the payment of ICMS due to alleged irregularities in the debt reversal transactions. The company is presently challenging five tax assessments, for which final decisions are pending. As of March 31, 2019, the amount involved in this lawsuit was ThR$154 (ThUS$39,669).

Enel CIEN S.A.

49.-   Enel CIEN is an Enel Américas group transmission company in Brazil. Its network connects the electrical system of Brazil and Argentina. Enel CIEN has signed contracts with two Brazilian companies (Furnas and Tractebel Energia S.A.) for the purchase and sale of firm power with associated energy from Argentina. In 2005, due to the energy and economic crisis in Argentina, it was no longer possible to fulfil the terms of the contract. The two companies have filed actions for declaration of contractual termination, imposition of contractual penalties and claims for compensation (not estimable to date).

•                  Furnas vs. Enel CIEN S.A. The court of first instance issued a decision favorable to Enel CIEN and on August 21, 2018 the decision was confirmed by the Court of Justice, but the ruling has not yet been issued, at which time the deadline for an appeal by Furnas will start to run. As of March 31, 2019, the amount involved in this lawsuit was ThR$1,966.12 (ThUS$506,462).

•                  Tractebel Energia S.A. vs. Enel CIEN S.A. There is no interim decision and there is still no first instance decision from the Santa Catarina state court. The proceedings of the case are suspended until a new decision by the judge. As of March 31, 2019 the amount involved in this lawsuit was ThR$413.2 (ThUS$106,436).

Enel Generación Fortaleza S.A. (formerly Central Generadora Termoeléctrica Fortaleza S.A. or “CGTF”)

50.- Petróleo Brasileiro S.A (Petrobrás) has notified Enel Generación Fortaleza of its intention to terminate the gas supply contract signed in 2003 (within the scope of the Brazilian government’s thermoelectric priority program) based on an alleged economic-financial imbalance. Enel Generación Fortaleza alleges that the contractual conditions of the gas supply are “guaranteed” by the Brazilian government and that the power generation by Enel Generación Fortaleza and other generation companies linked in this program guarantee the energy supply for the country. Since the beginning of this dispute, gas supply has been suspended at some points and later restored by a court order (the most recent ruling in effect since December 10, 2018). In addition, the issue of the forum for the dispute, either the legal system or arbitration, has not yet been resolved.  The lawsuit is still at its initial stage and the production of evidence has not begun. On December 28, 2018, the parties asked for the arbitration to be recessed now that the parties have resumed discussions to reach an understanding. The court has accepted this request and the arbitration is recessed until March 28, 2019. The amount involved in this lawsuit cannot be estimated.

51.- In February 2007, the Brazilian Tax Authority sent Enel Generación Fortaleza an assessment for PIS/COFINS for the periods December 2003 and February 2004 to November 2004, regarding alleged differences between the amounts declared in the annual return (where PIS/COFINS amounts were reported under the non-cumulative regime) and the amounts declared in the monthly return (where the amounts due under the old cumulative regime were reported). After a ruling was rendered by the third administrative instance against CGTF, the company filed a plea for clarification, which is awaiting a final decision. If the outcome is unfavorable, Enel Generación Fortaleza will resort to the judicial courts. As of March 31, 2019 the total amount involved in this lawsuit was estimated at ThR$86 (ThUS$22,153).

Enel Brasil S.A.

52.- In 2014, the Brazilian Tax Authority issued an assessment to Enel Brasil claiming violations in the collection of income tax on dividends allegedly distributed in a sum larger than owed in 2009 and 2010. After adverse rulings at the first and second administrative instances, the company again appealed to the second administrative level. As of March 31, 2019, the total amount of this dispute is estimated at ThR$286 (ThUS$73,672).

Management of Enel Américas S.A. has considered a total provision for the amount of ThUS$531,546 and believes that the provisions recorded in the consolidated financial statements as of March 31, 2019 (see Note 24), adequately cover the risks for the lawsuits described in this Note, and therefore, they are not expected to give rise to liabilities in addition to those recorded.

Given the nature of the risks covered by these provisions, no reasonable payment schedule, if any, can be determined.

34.4    Financial restrictions

A number of the Company’s loan agreements, and those of some of its subsidiaries, include the obligation to comply with certain financial ratios, which is normal in contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance to avoid acceleration of such debt.

1.                  Cross Default

Some of the financial debt contracts of the Company contain cross default clauses.

In Enel Américas’ bank loan under the law of the State of New York, signed in February 2018 and that expires in February 2021, the cross default for non-payment could be triggered by another debt either of Enel Américas on a stand-alone basis or of some “Significant Subsidiary” (as defined in the contract). In order to accelerate the debt in this loan due to the cross default originating such other indebtedness, the amount in default, whether over an  individual loan and an aggregate of such, must exceed US $ 150 million, or its equivalent in other currencies, and other additional conditions must be met, including the expiry of grace periods (if any in the contract in default) and formal notice of the intention to accelerate the debt by creditors representing more than 66.67 % of the amount owed or committed. As of March 31, 2019, the amount owed in connection with this loan totals ThUS$355,327.

For a substantial number of the bonds issued by the Company that are registered with the SEC, commonly called “Yankee bonds”, a cross default might be triggered by another debt of the Company on an individual level, or of any significant subsidiary (as defined in the contract), for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$150 million, or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of the specific series of Yankee bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Yankee bonds of the Company. The Yankee bonds of the Company mature in 2026. As of March 31, 2019, the outstanding amount for the Yankee Bonds was ThUS$595,344.

The Company’s bonds issued in Chile state that cross default can be triggered only by the default of the issuer, either on a stand-alone or on an aggregate debt basis, when the amount in default exceeds 3% of total consolidated assets. Debt acceleration requires the agreement of at least 50% of the bondholders of the specific series. As of March 31, 2019, the outstanding amount for the domestic bonds was ThUS$23,725.

2.                  Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that the Company is obliged to meet at certain periods of time (quarterly, annually, etc.) and in some cases only when certain conditions are met. Most of the financial covenants of the Company limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Certain companies are also required to periodically certify these covenants. The types of covenants and their respective limits vary according to the type of debt and contract.

The Series B2 domestic bonds of the Company include the following financial covenants, whose definitions and calculation formulas are set out in the respective contract:

•                      Consolidated Equity: Minimum Equity of Ch$677,228 million must be maintained, a limit adjusted at the end of each year as established in the indenture. Equity is the sum of Equity attributable to the shareholders of Enel Américas and non-controlling interests. As of March 31, 2019, the Company’s equity was Ch$6,064,818 million (at the closing exchange rate).

•                     Debt to Equity Ratio: A debt to equity ratio, defined as Total liabilities to Equity, shall not be more than 2.24. Total liabilities are the sum of Total current liabilities and Total non-current liabilities, while Equity is the sum of Equity attributable to the shareholders of Enel Américas and non-controlling interests. As of March 31, 2019, the debt to equity ratio was 2.14.

•                     Unsecured Assets: The ratio of Unsecured assets to Unsecured total liabilities must be at least 1. Total Unsecured or free assets is the difference between Total assets and Total secured assets. Total unsecured or free assets consists of Total Assets less the  sum of Cash, Bank balances, Current accounts receivable from related parties, Current payments in advance, Non-current accounts receivable from related entities, and Gross identifiable intangible assets, while Total secured assets relates to assets pledged as security. On the other hand, Total unsecured liabilities consist of the sum of Total current liabilities and Total non-current liabilities, less liabilities secured by collateral. As of March 31, 2019, this ratio was 1.14.

On the other hand, the Yankee bonds or any other debt of the Company on a stand-alone basis are not subject to financial covenants.

As of March 31, 2019, the most restrictive financial covenant for the Company was the Unsecured Assets ratio with respect to Series B2 domestic bonds.

In Perú, the debt of Enel Distribución Perú S.A. only has a single covenant:

•                     Local bonds of the fourth program, whose outstanding amount as of March 31, 2019 was ThUS$78,290 and final maturity in January 2033, are subject to Debt to Equity Ratio which is calculated by dividing Total liabilities less deferred liabilities by Equity.

On the other hand, the debt of Enel Generación Perú S.A. includes the following covenants:

•                      Local bonds whose outstanding amount as of March 31, 2019 was ThUS$35,421 and final maturity in January 2028, are subject to Debt to Equity Ratio which is calculated by dividing Debt less cash by Equity.

•                     As of March 31, 2019, the most restrictive financial covenant for Enel Generación Perú S.A. was the ratio of indebtedness corresponding to the local bonds.

Finally, in Perú, the debt of Enel Generación Piura includes the following covenants:

•                     Finance lease arrangement with Banco de Crédito del Perú whose outstanding amount as of March 31, 2019 was ThUS$40,703 and final maturity in June 2020, is subject to the following covenants: Debt Repayment Capacity Ratio calculated by dividing Cash Flows for Debt Service by Debt Service, and Debt to Equity Ratio calculated by dividing Total liabilities less Deferred Liabilities by Equity.

•                     Finance lease arrangement with Banco Scotiabank whose outstanding amount as of March 31, 2019 was ThUS$28,718 and final maturity in March 2022, is subject to the same financial covenants as those for the finance lease arrangement with Banco de Crédito del Perú.

•                     As of March 31, 2019, the most restrictive financial covenant for Enel Generación Piura was the Debt repayment capacity with Scotiabank.

In Brazil, the debt of Enel Distribución Río S.A includes the following covenants:

•                     Ninth local bond issue whose outstanding amount as of March 31, 2019 was ThUS$157,154 and final maturity in December 2020, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and Debt to Equity Ratio calculated by dividing Debt by Net Equity.

•                     Loan with Banco Nacional de Desenvolvimiento (“BNDES”) whose outstanding amount as of March 31, 2019 was ThUS$215,586 and final maturity in December 2023, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and the Debt to Equity Ratio calculated by dividing Debt by Net Equity.

•                     Loan with Citibank and Banco Itaú whose outstanding amount as of March 31, 2019 was ThUS$213,746 and final maturity in July 2021, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and the Debt to Equity Ratio calculated by dividing Debt by Net Equity.

•                     As of March 31, 2019, the most restrictive financial covenant for Enel Distribución Río S.A. was the Net Financial Debt Ratio on the amount of Financial Debt and Net Assets, contained in the Ninth issue of local bonds and loans with BNDES, Banco Citibank and Itaú.

In addition, the debt of Enel Distribución Ceará S.A. includes the following covenants:

•                     Loan with Eletrobrás whose outstanding amount as of March 31, 2019 was ThUS$5,045 and final maturity in October 2023, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA.

•                     Loans with BNDES and Banco Itaú whose outstanding amount as of March 31, 2019 was ThUS$44,138 and final maturity in December 2023, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and Debt to Equity Ratio calculated by dividing Debt and Net Equity.

•                     Fifth local bond issue, Sixth and Seventh local bond issue and promissory notes with Itaú whose outstanding amount at March 31, 2019 was ThUS$432,553 and maturity in June 2025 is subject to the Debt Repayment Capacity Ratio, calculated by dividing Debt by EBITDA.

•                     As of March 31, 2019, the most restrictive financial covenant for Enel Distribución Ceará S.A. was the Debt/EBITDA ratio for the corresponding local bonds and promissory notes.

Additionally, in Brazil, the debt of Enel Distribución Sao Paulo includes the following covenants:

•                     14th and 23rd local bond issue whose outstanding amount as of March 31, 2019 was ThUS$910,892 and final maturity in September 2025, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA and the Debt Coverage Ratio calculated by dividing EBITDA by Interest Expense (only applicable to the 14th issue).

•                     The Promissory Note Fifth Issue whose outstanding balance as of March 31, 2019 amounted to ThUS$129,086 and whose final maturity is in September 2019, includes the covenants on the Debt Repayment Capacity ratio, calculated as Net Debt over EBITDA.

•                     As of March 31, 2019, the most restrictive financial covenant for Enel Distribución Sao Paulo was the Debt/EBITDA ratio.

Finally, in Brazil, the debt of Enel Distribución Goiás includes the following covenants:

•                      Loan with Citibank, whose outstanding balance as of March 31, 2019 amounted to ThUS$910,892 and whose maturity is in January 2021, includes the covenant Capacity to pay the debt, calculated as Net Financial Debt over EBITDA.

In Colombia, the debt of Codensa S.A. (“Codensa”) includes the following covenants:

Loan with the Bank of Tokyo whose outstanding amount as of March 31, 2019 was ThUS$52,641 and final maturity in June 2020, is subject to the Debt Repayment Capacity Ratio calculated by dividing Debt by EBITDA.

All of our subsidiaries not mentioned in this note are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, such as a cure period.

As of March 31, 2019, neither the Company nor any of its subsidiaries were in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

34.5    Other Information

Enel Generación Costanera S.A. - Enel Generación El Chocón S.A. — Central Dock Sud S.A.

Central Vuelta de Obligado (VOSA)

During the 2016 year, Central Vuelta de Obligado S.A. (“VOSA”) continued generating energy at the demand of CAMMESA with the two simple cycle Gas Turbine with both fuels. However, the project progress slowed down. This fact resulted in several claim notes from VOSA to General Electric Internacional Inc. and General Electric Internacional Inc. Argentina branch (“GE”), acting on behalf of Fideicomiso Central Vuelta de Obligado (“FCVO), to get the project pace back on track. In this regard, on February 12, 2016, GE initiated a higher costs claim to the FCVO through the contractual clause of “friendly negotiations”. During September 2016, due to the additional costs derived from inflation, the negotiations ended in an arbitration process provided in the contract. On November 10, 2016, FCVO and VOSA were notified by the Arbitration Court of the Buenos Aires Stock Exchange about the arbitration suit filed by GE.

On August 7, 2017, following a series of negotiations tasks, FCVO and GE signed a Second Supplemental Agreement (“SAS” for its acronym in Spanish) by means of which GE commits to achieve the Beginning of the Total Operation (“IOT” for its acronym in Spanish) no later than February 28, 2018. In addition to other issues, the parties agreed to new penalties for non-compliance, the delivery of new guarantees, and the suspension of all judicial and/or extrajudicial deadlines until May 29, 2018 regarding the actions and claims between the FCVO and GE. For this reason, the parties requested the Court to suspend the arbitration process. The Court finally resolved to suspend the process until May 28, 2018.

Subsequently, on June 11, 2018, the Parties resolved to extend the period of suspension of all judicial and / or extrajudicial deadlines until September 15, 2018, and before the expiration of this deadline, on September 13, 2018, the Parties decided to extend again the period of suspension of all judicial and / or extrajudicial deadlines until November 15, 2018.

Finally, on March 20, 2018, CAMMESA began the commercial operation in the Wholesale Electricity Market, of the two TGs and TV units in its operation as a combined cycle plant of VOSA , for up to 778,884 MW (net capacity).

On February 7, 2019, VOSA signed with CAMMESA the Supply Contract, the  Operation and Maintenance Contract and the pledge and assignment contracts in guarantee. For this reason, since March, the Companies began to receive the monthly payment of fees, the next stage now is to receive the collection of 10 installments due which as of the date of issuance of the financial statements does not have a pertinent payment schedule. Once CAMMESA reports the payment schedule of the installments, the Company will restructure the current/non-current credit classification.

Scheme of Generation Cost Compensation

On February 28, 2019 Resolution No.1/2019 from the Secretariat of Renewable Resources and Electric Market was published superseding Resolution SEE No. 19/2017 and setting forth the guidelines for the compensation of the existing generation plants.

The new Resolution basically keeps the current compensation structure with some modifications. First, downwards adjustments were made to the payment for Availability and for the energy of the thermal units. In the first case, the reduction was about 10% and 20% for the energy.

Also, an adjustment formula was set for the income from availability according to the historic dispatch of the generating unit. In this respect, those units with a dispatch factor below 30% during the last twelve-month period shall have a 30% reduction. If said factor is >70%, they will not be affected and if it is between 30% and 70%, the reduction is straightforward.

The hydroelectric power plants basically showed no modifications in their income.

The Resolution sets forth the following values of compensation defined in US dollars (converted to Argentine pesos at the exchange rate published by the Central Bank of the Republic of Argentina corresponding to the last business day of the month corresponding to the Document of Economic Transactions) and the maturity terms are those set by CAMMESA’s Procedures:

Compensation for the Power of Thermal Power Plants

Minimum price (since February 2019)

•                      Large cycles: 3,050 U$S/MW-month

•                      Large TV: 4,350 U$S/MW-month

•                      Large TG: 3,550 U$S/MW-month

Base Compensation Price with commitment

•                                 Dec - Feb: 7,000 U$S/MW-month

•           Jun - Aug: 7,000 U$S/MW-month

•           Mar - May: 5,500 U$S/MW-month

•           Sep - Nov: 5,500 U$S/MW-month

Energy compensation

Energy generated:

•           Cycles and TV

•           Gas: 4 U$S/MWh

•           Liquid: 7 U$S/MWh

Tax revaluation — Tax Reform

Law No. 27,430 allows exercising the option of revaluing for tax purposes and only for a single time some properties owned by the taxpayer existing at the end of the first fiscal year closed after December 29, 2017, which is the effective day for the law, as long as (i) they are located, placed or economically used in the country and they are subject to the generation of taxable profits, (ii) they are not properties under the system of accelerated depreciation or  totally amortized, and (iii) they are not properties being used externally according to Law No. 27,260.

The exercise of the option involves the payment of a special tax for all properties revalued according to the rates set for each kind of property, which will be applied over the difference between the residual revalued tax value and the tax value of residual origin, calculated according to the provisions of the income tax law. The tax assessed is not deductible for the purposes of settlement of the profit tax, and the gain over the revaluation amount is exempted from the profits tax. Also the revaluation amount, net of the applicable amortization, cannot be computed for the purposes of computation  of taxes over the minimum presumptive income.

Revaluation is applied by applying to the registration of the properties a revaluation factor from a table contained in Law No. 27,430. Then, from the value so determined, the applicable amortization according to income tax law are subtracted for the periods of useful life elapsed, including the option period. For properties which are not inventories nor depreciable personal properties, there is the option of choosing the estímate performed by an independent appraiser, as long the same does not exceed the 50% that would result by applying the revaluation factor. Revalued properties will continue to be updated on a tax basis and based on the percentage variations of the wholesale internal price index provided by the Instituto Nacional de Estadística y Censos, according to the tables prepared by AFIP to this effect. Thus, the components of the amortization to be deducted in the settlement of the income tax will be (i) the amortization rate determined on the basis of the original value, the method and useful life timely adopted for the assessment of the income tax, plus (ii) the amortization rate corresponding to the revaluation amount with the later update mentioned. If a revalued property is disposed of in any of the two fiscal periods immediately following the year taken as basis for the assessment of the revaluation, the computable cost will experience a sanction, which consists in reducing the residual amount of the updated revaluation  by 60% if said disposal takes place in the first of the years mentioned, or by 30% if it takes place in the second year.

On March 29, 2019, Enel Generación Costanera S.A. and Central Dock Sud performed this revaluation. The Special Tax Assessed amounted to Ar$ 213,985,574 in Costanera and to Ar$ 182,197,241 in Dock Sud. This amount will be paid through a Payment Facilities Plan set forth according to the General Resolution No. 4249. Additionally, Edesur has decided not to exercise the tax revaluation option due to a matter of risks and recovery terms. Enel Generación El Chocón’s Director’s Office has decided not to exercise the tax revaluation option and to keep the rights resulting from applying the adjustment mechanism for tax inflation as foreseen in the Income Tax Law.

Enel Generación Costanera S.A. —  Enel Generación El Chocón S.A.

Transactions with related entities

On March 29, 2019 the Agreement with Enel Generación El Chocón S.A. was signed, under which the latter assigned and transferred in favor of the Company certain credits as Sale Settlement with Maturity Date to be Defined (“LVFVD”) generated during 2012 and 2013 by the application of Resolution S.E. No. 406/2003, as well as the Settlements of Sale as compensation of “Non-Recurring Maintenance” and “Additional Compensation of Trust” generated in the years 2016 and 2017 for the application of Resolutions S.E. No. 482/2015 and S.E.E. No. 22/2016 (hereinafter and together with LVFVD the “Chocón Credits”). The value of “Chocón Credits” as of January 31, 2019, including the interest accrued to that date, net of tax withholdings, amounted to Ar$ 1,126,374,602 (the “amount assigned”).

Additionally, the Company will return to Enel Generación El Chocón S.A. the amount assigned in 36 (thirty six) monthly, equal and consecutive installments within the first ten days of each calendar month, starting from the April 2019. To the amount of each installment, interest will be added at the rate equivalent to the average return obtained by CAMMESA for the financial placements in the Wholesale Electric Market.

Enel Generación Costanera S.A.

Due to the application of the restatement method of the financial statements in constant currency, according to the provisions of the International Accounting Standard No. 29 (IAS 29) “Financial Information in Hyperinflationary Economies”, the Company has exercised the option of absorbing the aforementioned losses accrued according to that authorized by the General Resolution No. 777/2018 of the Comisión Nacional de Valores (“CNV”), following the absorption order set by article 11, Chapter III, Title IV “Regular Information System” of CNV’s standards (N.T. 2013), thus affecting  the balances of  the accounts “Legal Reserve”, “Reserve for the Contribution of Shareholders”, “Merger Premiums”, and the balance of the account “Capital Adjustment” in the amount necessary for calculation of such  effects; all of this ad referendum of the Annual Regular Stockholders Meeting.

Enel Generación El Chocón S.A.

Provisions and Contingent Liabilities

Federal Administration of Public Revenue — General Taxation Office (AFIP in Spanish)

The Company presented its sworn income tax statement for the year 2013, applying the adjustment mechanism for tax inflation provided by the Income Tax Law. As for the Company, the regulatory impossibility for inflationary adjustment in tax matters would result in a non-existent income tax determination. This is because the inflationary adjustment mechanisms on tax assessment result in a tax loss, and if the adjustment mechanisms for inflation were not applied, there would be a confiscation assumption in accordance with the jurisprudence of the Supreme Court of Justice of the Nation in “Candy S.A.” matter. In a supplementary manner, the Company filed a Declaration of Certainty Action and Precautionary Measures to the National Court of First Instance in the Federal Administrative Matters, with the purpose of obtaining the statement, in the specific case, the inapplicability of any rule that suspends the application of adjustment mechanisms for inflation due to an alleged confiscatory nature. On October 31, 2014, the negative judicial resolution of the precautionary measure requested by Company was notified. Against this resolution, on November 7, 2014, the Company filed an appeal to the Appeals Chamber in Federal Administrative Litigation. The Appeals Chamber notified its resolution on March 12, 2015, confirming the rejection of the precautionary measure. On November 21, 2014, the Company requested that the court of first instance transfer the Declaratory Action to the National Treasury, in order to proceed with the substantive issue, treatment parallel with the challenge of the rejected requested precautionary measure resolution. On May 13, 2015, the Company requested the intervening court to open the period allowed for producing evidence, which was on May 18, 2015. By virtue of this, the, transfers of the proof points offered were answered and carried out and which the Court resolved making room for the expert proof points offered by both parties. On May 30, 2017, the expert presented the expert report, in which arrived at the same coefficients as those indicated by the Company in the filed claim. On June 6, 2017, the Court ordered a transfer to the parties of the expert report. Thus, the Company proceeded to notify personally the expert report and submitted its transfer reply, where it agreed with said report. On other hand, the National Treasury replied to the transfer in a timely manner, formulating certain challenges to the aforementioned report.  Given that the National Treasury has transferred   its challenges to the expert, the latter replied to said challenges  on March 8, 2018 ratifying completely the expert report. On September 4, 2018, the Company requested that the term for submitting evidence be declared closed. Finally, on September 6, 2018, the close of the term for submitting evidence was ordered and now arguments must be submitted based on the evidence of the case.

Additionally, the Company presented its sworn income tax statement for the year 2014, applying the tax inflationary adjustment mechanism provided for in the Income Tax Law to the same effect as done for fiscal year 2013. Pursuant to the above, in a complementary manner, the Company filed on May 8, 2015 a Declarative of Certainty Action to the National Court of First Instance in Federal Administrative Matters. This in order to obtain a declaration, in the specific case, of the inapplicability of any rule that suspends the application of inflationary adjustment mechanisms due to an alleged confiscatory nature. On June 11, 2015, the court took into account the lawsuit filed, ordering its communication to the Procurator of the Treasury of the Nation. On September 25, 2015, the file was sent to the Federal Prosecutor’s Office on the issue of on the jurisdiction of the intervening Court. On October 30, 2015, and in response to the statement made by the Federal Prosecutor, the court was deemed competent, and the claim was also sent to the AFIP. Consequently, on December 11, 2015, the Company transferred the claim to the AFIP, who answered it in due time and form. Subsequently, on April 6, 2016, the Company requested the intervening court to open the provisionary period, which was ordered on April 28, 2016. Thus, on June 23, 2016, the parties provided the evidence. As a result, the transfers of the offered proof points were carried out, and were answered in a timely manner by both parties. On December 22, 2016, the court decided to reject the objections raised by the Company and acknowledge the additional points proposed by the National Treasury. On May 31, 2017, having examined the administrative file, the Company observed the discharge report dated February 2, 2017, signed by the AFIP, which. The aforementioned states that there are no observations to be made regarding the adjustments and items affected by the adjustment for inflation related to the sworn income tax statement presented by the Company and submitting said report to the External Inspection Division II for its consideration.

On the other hand, in regards to the judicial file, after successive extensions, on March 23, 2018 the expert accountant submitted the expert report. On July 6, 2018, the defendant was notified of, and presented with, the accounting expert report. On August 21, 2018 the Treasury answered the expert report, requesting certain clarifications to the same, which was incorrectly notified to the expert accountant by the court on November 5, 2018. Since the notification was incorrect, on November 20, 2018, the court ordered a new notification to the expert of the challenges made by the AFIP to the expert report, which is pending notification.

The Company presented its sworn income tax statement for the year 2016, applying again the adjustment mechanism for tax inflation provided by the Income Tax Law to the same effect as made for the business years 2013 and 2014. In a supplementary manner, the Company filed, on May 15, 2017, a Declaration of Certainty Action with the National Court of First Instance in the Federal Administrative Contentious Matters, for the same purposes as that carried out for the aforementioned business years. The Federal Administrative Contentious Court No. 2, Secretary No. 3 processed these claims and, on May 31, 2017, ordered to accompany all the documentation offered by the Company. On July 31, 2017, the aforementioned documentation was attached to the file, and subsequently on August 16, 2017, the filing of the official letter addressed to the Procurator General of the Nation was accredited. On September 22, 2017, the court ordered the transfer of the claim to the National Treasury. Consequently, on November 17, 2017, the pertinent official letter was submitted to the Court to complete the transfer of the claim to the National Treasury for the purpose of confrontation, and the file is currently in office.

On February 8, 2018, the official letter was received by the court, and the notification to the defendant was correctly made. On April 16, 2018, the AFIP answered the lawsuit and filed a motion indicating that the plaintiff lacked a power of attorney to act before the court, and therefore the court ordered that the plaintiff be notified of the motion filed by the National Treasury. Subsequently, the Company answered the notification about lack of power of attorney, by attaching the new power of attorney. Finally, on October 31, 2018, the Court considered the notification as answered, and on November 7, 2018 it ruled resolved in favor of the Company, and the power of attorney was judicially validated.

Following a reasonable criterion consistent with the prior business years, the Company presented its sworn income tax statement for the year 2017, applying the adjustment mechanism for tax inflation provided by the Income Tax Law applying the same mechanism  as for the business years 2013, 2014 and 2016. The Company filed, on October 16, 2018, a Declaration of Certainty Action so that a court be chosen that would hear these proceedings. Federal Administrative Litigation Court No. 11 Secretariat No. 21 was designated.

As a result, on October 19, 2018 the court considered the action as filed, ordering the enforcement of Resolutions 7/94 and 13/05 and that the documentation offered as evidence be submitted to the court. On November 8, 2018, the court considered the aforementioned Resolutions as enforced and the documentation as submitted, and ordered that a notice be sent to the Office of the Treasury of the Nation, and that it be sent to the Prosecutor, in order to reach resolution  regarding the jurisdiction of the court and the authorization of the instance. Finally, on November 13, 2018, the court fee was considered accredited.

Consistent with  the criterion with the previous fiscal periods, the Company presented its sworn statement of income tax for the year 2018, applying again the adjustment mechanism for tax inflation provided for in the Income Tax Law as made for the fiscal periods 2013, 2014, 2016 and 2017.Given the high probability that Enel Generación El Chocón’s proposal should find a favorable resolution both at the judicial level and at the National Tax Court in terms of income tax inadmissibility for the years 2013, 2014, 2016 and 2017 as a result of an assumption of confiscation, the Company has not recorded any liabilities for this matter as of March 31, 2019.

Edesur S.A.

Regulatory Framework

During the three-month period ended March 31, 2019 the following relevant events took place.

On February 1, 2019 Resolutions ENRE No. 24/2019 and 26/2019 were published in the Official Gazette. The former approved the values of the Rate Table in effect as from the invoicing corresponding to the reading of meters after midnight of February 1, 2019 according to the increases in the Energy Stabilized Price and the Reference Price of power, as set by Resolution SGE 366/2019. Also the FNEE (National Fund of Electric Energy) increase is included, from Ar$15.5 per MWh to Ar$80 per MWh, while the AT Transport Cost had no changes. Additionally, the second resolution approves the new values of the Distribution Value Added (VAD) in effect as from the same date as the first one, stating that they will be applied as from March 1, 2019. With the increase of VAD in February 2019 the variation of Monitoring Mechanism of Cost Variation (MCC) is included for the period August 2018 to February 2019 of 23.57%, and the application of stimulus factor, which reflects an overage in other investment plan in relation to the guidelines already set in RTI.  Additionally, the recovery corresponding to the 50% deferral of VAD increase is incorporated, which should have been applied in August 2018 (7.925%), as well as the deferral of one month of this last increase (from February to March 2019). With the increases given, the VAD defined by the RTI has become regulated.

In relation to the Social Rate that was no longer funded by the National State as from January 1,  2019 both the Autonomous City of Buenos Aires and the Province of Buenos Aires undertook the commitment of keeping the guidelines of social rate system in effect, also stating the origin of the funds for such a purpose. In this respect, the ENRE instructed Edesur to keep the guidelines of the social rate system that were in effect as at December 31, 2018. Finally, the Company was aware that on February 28, 2019, the National State, the Province of Buenos Aires and the Autonomous City of Buenos Aires signed an agreement in order to transfer the public service of electric energy distribution concessioned by the National State in favor of Edesur, to the jurisdiction of the Province of Buenos Aires and the Autonomous City of Buenos Aires. Edesur has not been part of said agreement and it is currently analyzing the implications and impacts thereof.

35.           PERSONNEL FIGURES

The Group personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of March 31, 2019 and December 31, 2018:

	3-31-2019 (Unaudited)
Country	Managers and key executives	Professionals and Technicians	Staff and others	Total	Annual Average

Chile	10	51	3	64	62
Argentina	19	1,933	2,359	4,311	4,328
Brazil	51	4,628	5,694	10,373	10,484
Peru	41	880	—	921	919
Colombia	39	2,108	2	2,149	2,151
Total	160	9,600	8,058	17,818	17,944

	12-31-2018
Country	Managers and key executives	Professionals and Technicians	Staff and others	Total	Annual Average
Chile	10	44	3	57	53
Argentina	21	1,914	2,413	4,348	4,521
Brazil	56	4,839	6,005	10,900	7,935
Peru	41	874	—	915	920
Colombia	38	2,104	2	2,144	2,148
Total	166	9,775	8,423	18,364	15,577

36.           SANCTIONS

The following Group companies have received fines from administrative authorities:

Subsidiaries

1.                  Edesur (Empresa Distribuidora del Sur S.A.)

As of March 31, 2019, in view of the pending sanctions imposed by the National Electricity regulator (ENRE) starting in the period that began on January 1, 2019, Edesur has been sanctioned: (i) on one occasion for street safety violations in the total sum of Ar$2,990,468 (US$68,557), (ii) on five occasions for violation of commercial quality standards in the total sum of Ar$71,321,593 (US$1,713,638), and (iii) in two occasions for violation of the quality of service and technical product for a total amount of Ar$14,694,771 equivalent to  US$336,882. In order to urge the   rapid response on sanctions before the ENRE, such penalties were paid, except for those linked to public safety. Likewise, and as long as the sanctions were paid with the exception of those with respect to  road safety, Edesur S.A. established provisions for US$60,000, as of December 31, 2018. Preliminarily, it is considered that the recorded provisions adequately cover the risks corresponding to the aforementioned penalties, so that, in principle, no additional liabilities would arise from those already recorded.

2.                  Enel Generación Costanera S.A. (formerly Endesa Costanera)

As of March 31, 2019, an appeal against a fine imposed by the Federal Administration of Public Revenues (“AFIP”) during 2015 for Ar$58,480 (approximately US$1,341) is pending. Likewise, together with said sanction, the payment of a tax difference of Ar$9,746.63 (approximately US$223) was ordered for violation of article 970 of the Customs Code. Said sanction was appealed and is pending resolution, since the return of the temporary export was fulfilled in a legal time and manner, a circumstance that it proved with the presentation of the corresponding support documentation.

3.                  Enel Distribución Río (Ampla Energia e Serviços S.A, or “Ampla”)

In 2018, the São Gonçalo Municipal Secretariat for the Environment issued had sanctioned Enel Distribución Río amounting to R$47.0 million for alleged “air, water and soil pollution caused by the discarding and burning of irregularly disposed waste”. Enel Distribución Río has filed an administrative appeal against the fine which has not been resolved to date. As of March 31, 2019 the amount involved in the fine was ThR$47.0 (ThUS$12,051).

The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is awaiting a decision. As of December 31, 2018, the amount involved is ThR$4,301 (ThUS$1,108).

4.                  Enel Distribución Ceará (Companhia Energetica do Ceará, or “Coelce”)

In 2012, the Brazilian Electricity Regulatory Agency (ANEEL) imposed a fine of R$20.6 million on Enel Distribución Ceará for alleged errors in the records of the company’s asset base. Enel Distribución Ceará appealed against the fine which has been reduced to R$11.2 million. Considering the need to legalize the company’s status with the ANEEL, Enel Distribución Ceará paid the fine and filed a lawsuit for the fine’s total nullification. The lawsuit is pending resolution. A favorable decision would result in an updated refund of the amount paid by Enel Distribución Ceará. As of March 31, 2019 the amount involved in the fine was ThR$20.8 (ThUS$5,353).

Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is now awaiting a decision. As of March 31, 2019, the amount involved is ThR$321 (US$82,688).

Tax: On January 23, 2018 the company received a sanction from the tax authority of the State of Ceará for non-compliance with a tax regulation (obligation to stop at the tax barrier and submit the electronic invoice of goods being transported), in the amount of R$7,699 (US$1,983). The amount of R$3,834 (US$ 988) has been paid after a legal reduction of 50%.

Tax: On January 21, 2018 the company received a sanction from the tax authority of the state treasury of Ceará for alleged non-compliance with a tax regulation (obligation to issue and record transit invoices). The company filed its administrative discharges against the fine and awaits judgment. ThR$911.9 (US$ 234,900).

5.                  Enel Distribución Goiás (CELG Distribuição S.A.)

In 2016, ANEEL imposed a fine of R$61.0 million on Enel for non-fulfilment of a sectorial obligation (linked to the Account for the Development of Energy (Conta de Desenvolvimento Energético or CDE). Enel filed an appeal against the fine that has not yet been resolved to date. As of March 31, 2019 the amount involved in the fine was ThR$32.5 (ThUS$8,385).

6.                  Eletropaulo (commercially known as Enel Distribución Sao Paulo)

6.1 ANEEL fined Eletropaulo for alleged errors in the records of the company’s asset base. Eletropaulo filed an appeal which was dismissed. Eletropaulo filed a lawsuit seeking the total nullification of the fine. The judge rendered a decision rejecting Eletropaulo’s claim, and Eletropaulo has lodged an appeal with the court of second instance, which to date is pending resolution. As of March 31, 2019 the amount involved in the fine was MR$178.82 (ThUS$46,064).

6.2 ANEEL fined Eletropaulo for alleged formal inconsistencies of asset accounting records. Eletropaulo asserted that the errors have not generated any negative practical consequences for tariffs, and even less for the service provided by the company. Eletropaulo’s administrative appeal was dismissed, so Eletropaulo filed a lawsuit for the total nullification of the fine, for which there has not yet been any first instance decision to date. As of March 31, 2019, the amount involved in the fine was MR$88.7 (ThUS$22,858).

6.3 ANEEL fined Eletropaulo for alleged formal inconsistencies (in 2012) of records of consumer supply quality indices (PRODIST 8), as well as the payment of compensation to consumers for non-compliance with these indices (DIC, FIC and DMIC). Eletropaulo filed an administrative appeal and is awaiting the decision of ANEEL’s Board of Directors. As of March 31, 2019, the amount involved in the fine was MR$21.6 (ThUS$5,558).

6.4 ANEEL fined Eletropaulo for alleged formal inconsistencies (in 2015) of records of consumer supply quality indices (PRODIST 8), as well as the payment of compensation to consumers for non-compliance with these indices (DIC, FIC and DMIC). Eletropaulo has filed an administrative appeal and is awaiting the decision of ANEEL’s Board of Directors. As of December 31, 2018 the amount involved in the fine was MR$21.7 (ThUS$5,573).

6.5 On December 4, 2018, ANEEL fined Eletropaulo for customer service quality issues. On December 12, 2018, Eletropaulo filed an administrative appeal against the sanction and is awaiting the analysis and decision of ANEEL’s Electric Services Oversight Authority (SFE). As of March 31, 2019 the amount involved in the fine was MR$38.3 (ThUS$9,879).

6.6 Agencia Nacional de Energía Eléctrica (ANEEL) has punished Enel for nonconformities in the operating indexes of quality of electric supply (DEC/FEC) with respect to 2013. Enel’s administrative actions against the sanction (unfavorable for Enel) remained in effect. On July 24, 2018 Enel filed a (legal) claim in order to annul the sanction, which is still awaiting a decision to date. On March 31, 2019 the amount involved in the sanction was of

ThUS$16,787 (MR$65.2). (Eletropaulo X ANEEL/ process 1015115-34.2018.4.01.3400 [Infringement Official Letter  No. 001/2016-SFF], Federal Justice of the Federal District)

6.7 Agencia Nacional de Energía Eléctrica (ANEEL) has punished Enel for nonconformities in the operating indexes of quality of electric supply (DEC/FEC) with respect to 2014. Enel’s administrative actions against the sanction (unfavorable for Enel) remained in effect. On July 31, 2018 Enel filed a (legal) claim in order to annul (or reduce) the sanction, which is still awaiting a decision to date. On March 31, 2019 the amount involved in the sanction was of ThUS$8,576 (ThR$33,291) (Eletropaulo X ANEEL/ process 1015988-34.2018.4.01.3400 [Infringement Official Letter  No.  014/2016-SFF], Federal Justice of the Federal District)

6.8 Agencia Nacional de Energía Eléctrica (ANEEL) has punished Enel for nonconformities in the process of Budgets for Doubtful Credits (“PCLD”) (2001). Enel’s administrative resources against the sanction  (unfavorable for Enel) remained in effect. Enel filed a (legal) claim in order to annul (or reduce) the sanction; the (1st degree) sentence was unfavorable for Enel, which filed  an action without firm decision to date. On March 31, 2019 the amount involved in the sanction was of ThUS$5,584 (MR$21.7). (Eletropaulo X ANEEL/ process 0008415-55.2001.4.01.340 [Infringement Official Letter  No. 015/TN170], Federal Justice of the Federal District)

6.9 Agencia Nacional de Energía Eléctrica (ANEEL) has punished Enel for nonconformities in the process of Budgets for Doubtful Credits (“PCLD”) (2000). Enel’s administrative resources against the sanction (unfavorable for Enel) remained in effect. Enel filed a (legal) claim in order to annul (or reduce) the sanction; the (1st degree) sentence was favorable for Enel, but ANEEL filed an action without firm decision to date. On March 31, 2019 the amount involved in the sanction was of ThUS$16,717 (MR$64.9). (Eletropaulo X ANEEL/ process 0017985-65.2001.4.01.3400 US$5,583,640 (MR$21.7). [Infringement Official Letter  No. 0027/TN0336/1], Federal Justice of the Federal District)

6.10 Jandira County Municipality has punished Enel for infringing the municipal legislation (with respect to the network in the municipality tracks) (Feb/2003). Enel’s administrative resources against the sanction  (unfavorable for Enel) remained in effect. Enel filed a (legal) claim in order to annul the sanction; the (1st degree) sentence was favorable for Enel, which filed an action without firm decision to date. On March 31, 2019 the amount involved in the sanction was of ThUS$5,034 (MR$19.5). (Eletropaulo X Municipio Jandira / process 0004609-03.2003.8.26.0299. [Infringement Official Letter  No. 401/2003/1], Federal Justice of the Federal District).

6.11 Jandira County Municipality has punished Enel for infringing the municipal legislation (with respect to the network in the municipality tracks) (Jul/2002). Enel’s administrative resources against the sanction  (unfavorable for Enel) remained in effect. Enel filed a (legal) claim in order to annul the sanction; the (1st degree) sentence was favorable for Enel, but the municipality filed an action without firm decision to date. On March 31, 2019 the amount involved in the sanction was of ThUS$5,859 (MR$22.7). (Eletropaulo X Municipio Jandira / process 0004585-72.2003.8.26.0299. [Infringement Official Letter  No. 1059/2002], Federal Justice of the Federal District).

6.12 São Paulo County Municipality has punished Enel for infringing the municipal legislation (area with restricted circulation). Enel’s administrative resources against the sanction(unfavorable for Enel) remained in effect. In 2011, Enel filed a (legal) claim in order to annul the sanction; the (1st degree) sentence was unfavorable for Enel, which filed an action  without firm decision to date. On March 31, 2019 the amount involved in the sanction was of ThUS$7,511 (MR$29.2). (Eletropaulo X Municipio São Paulo / Process 0044043-77.2011.8.26.0053 - São Paulo State Justice).

6.13 Itapevi County Municipality has punished Enel for infringing the municipal legislation (with respect to network in the municipality’s tracks) (Feb/2012). Enel’s administrative resources against the sanction  (unfavorable for Enel) remained in effect. Enel filed a (legal) claim in order to annul the sanction; the (1st degree) sentence was unfavorable for Enel, which filed an action  without firm decision to date. On March 31, 2019 the amount involved in the sanction was of ThUS$7,486 (MR$29.1). (Eletropaulo X Municipio Itapevi / process 0004697-76.2013.8.26.0271 [Infringement Official Letter No. 3507-A, 3516-A y 3519-A] SP State Justice).

Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is awaiting a decision. As of March 31, 2019, the amount involved is ThR$45,244 (ThUS$11,655).

7.                  Enel Green Power Cachoeira Dourada S.A.

Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is awaiting a decision. As of March 31, 2019, the amount involved is ThR$1,020 (ThUS$263).

8.                  Enel CIEN S.A.

Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is awaiting a decision. As of March 31, 2019, the amount involved is ThR$80.4 (US$20,711).

9.                  Enel Generación Fortaleza (Central Geradora Termoelétrica Fortaleza S.A.)

Tax sanctions: The company was fined upon being denied authorization to offset federal taxes. The Brazilian Tax Authority has been imposing isolated fines for 50% of the value of the offset that is requested and denied by the authority. The company filed its administrative defense against the fines and is now awaiting a decision. As of March 31, 2019, the amount involved is ThR$1,960 (ThUS$505).

10.           Enel Distribución Perú S.A.A. (formerly Edelnor)

As of March 31, 2019, Enel Distribución Perú has incurred the following tax penalties:

•                      As part of a corporate tax audit procedure for the 2006 fiscal year, SUNAT issued a Notice of Penalty to Enel Distribución Perú by means of which it imposed a fine of PS$2,451,254 (ThUS$738), by way of annual corporate tax, whose default interest as of the payment date amounted to PS$2,264,959 (ThUS$682). It should be noted that the imposition of this penalty is being challenged in the Supreme Court of Justice.

•                      As part of a corporate tax audit procedure for the 2007 fiscal year, SUNAT issued a Notice of Penalty to Enel Distribución Perú by means of which it imposed a fine of PS$2,424,073 (ThUS$730), by way of income tax, whose current default interest amounts to PS$2,974,792 (ThUS$896). Similarly, SUNAT issued Notices of Penalty to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for 2007 corporate tax, which amounted to PS$2,150,442 (ThUS$648), whose current default interest to date amounts to PS$2,862,536 (ThUS$862). It should be noted that the imposition of these penalties is being challenged in the TF (the administrative court of last instance) and PS$5,758,856 (ThUS$1,735) is provisioned.

•                      As part of a corporate tax audit procedure for the 2008 fiscal year, SUNAT issued a Notice of Penalty to Enel Distribución Perú by means of which it imposed a fine of PS$2,591,405 (ThUS$781) by way of annual corporate tax, whose current default interest to date amounts to PS$2,707,208 (ThUS$815). Similarly, SUNAT issued Notices of Penalty to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for the 2008 corporate tax, which amounted to PS$2,631,295 (ThUS$793), whose current default interest to date amounts to PS$3,056,826 (ThUS$921). It should be noted that the imposition of these penalties is being challenged in the TF and PS$2,135,511 (ThUS$643) is provisioned.

•                      As part of a corporate tax audit procedure for the 2009 fiscal year, SUNAT issued a Notice of Penalty to Enel Distribución Perú by means of which it imposed a fine of PS$616,333 (ThUS$186) by way of annual corporate tax, whose default interest as of the payment date amounted to PS$400,616 (ThUS$121). Similarly, SUNAT issued Notices of Penalty to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for the 2009 corporate tax, which amounted to PS$1,538,153 (ThUS$463), whose default interest as of the payment date amounted to PS$1,595,377 (ThUS$481). It should be noted that the imposition of these penalties is being challenged in the TF.

•                      As part of a corporate tax audit procedure for the 2010 fiscal year, SUNAT issued a Notice of Penalty to Enel Distribución Perú by means of which it imposed a fine of PS$500,298 (ThUS$151) by way of annual corporate tax, whose default interest as of the payment date amounted to PS$314,788 (ThUS$95). Similarly, SUNAT issued Notices of Penalty to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for the 2010 corporate tax, which amounted to PS$374,545 (ThUS$113), whose default interest as of the payment date amounted to PS$422,876 (ThUS$127). It should be noted that the imposition of these penalties is being challenged in the TF.

•                      As part of a corporate tax audit procedure for the 2011 fiscal year, SUNAT issued a Notice of Penalty to Enel Distribución Perú by means of which it imposed a fine of PS$507,761 (ThUS$153) by way of annual corporate tax, whose default interest as of the payment date amounted to PS$317,452 (ThUS$96). Similarly, SUNAT issued Notices of Penalty to Enel Distribución Perú by means of which it imposed fines for omissions in the advances for the periods from January to December for the 2011 corporate tax, which amounted to PS$593,147 (ThUS$179), whose default interest as of the payment date amounted to PS$425,908 (ThUS$128). It should be noted that the imposition of these penalties is being challenged in the TF.

11.           Enel Generación Perú S.A.A. (formerly Edegel S.A.A.)

As of March 31, 2019, Enel Generación Perú has incurred the following tax penalties:

•                      As part of a corporate tax audit procedure for the 1999 fiscal year, SUNAT issued a Notice of Penalty to Enel Generación Perú by means of which it imposed a fine of PS$2,076,888 (ThUS$626) by way of annual corporate tax, whose default interest as of the payment date amounted to PS$10,501,965 (ThUS$3,163). It should be noted that the imposition of this penalty is being challenged in the judicial courts.

•                      As part of a corporate tax audit procedure for the 2000 and 2001 fiscal years, SUNAT issued a Notice of Penalty to Enel Generación Perú by means of which it imposed a fine by way of corporate tax for the year 2000. Taking into account various payments made and the reassessment made by SUNAT, to date, this penalty amounts to PS$6,460,523 (ThUS$1,946), and the default interest to date amounts to PS$14,674,193 (ThUS$4,420). Enel Generación Perú is currently challenging the recalculation of the fine at the TF and the substantive matter in the judicial courts. It is noted that PS$7,928,535 (ThUS$2,388) have been duly paid.

•                      As part of a corporate tax audit procedure for the 2007 fiscal year, SUNAT issued Notices of Penalties to Enel Generación Perú by means of which it imposed fines for omissions in the advances for the periods from March to December for the 2007 corporate tax, which amounted to PS$4,338,344 (ThUS$1,307), whose current default interest to date amounts to PS$5,757,637 (ThUS$1,734). It should be noted that the imposition of these penalties is being challenged in the TF.

•                      As part of an audit procedure for the Ad Valorem General Sales Tax (IGV) and Municipal Promotion Tax (IPM) on imports for 2008 and 2009, SUNAT issued a Notice of Penalty to Enel Generación Perú by means of which it imposed a fine of ThUS$$2,974 (customs fines were settled in dollars). It should be noted that the imposition of this penalty is being challenged in the judicial courts, for which PS$5,832,129 (ThUS$1,757) had to be paid, and its default interest as of the payment date amounted to PS$3,395,224 (ThUS$1,023). It should be noted that the full amount of the tax due related to the above-mentioned Notice of Penalty was not paid since part of it was prescribed.

12.           Enel Perú S.A.C. (formerly Generandes)

As of March 31, 2019, Enel Perú has incurred the following tax penalties:

As part of an audit procedure for corporate tax and IGV for fiscal year 2000, SUNAT issued a Notice of Penalty to Enel Perú by means of which it imposed a fine of PS$2,920,104 (ThUS$880) by way of annual corporate tax and whose default interest as of the payment date amounted to PS$14,053,695 (ThUS$4,233). Similarly, SUNAT issued Notices of Penalty to Enel Perú by means of which it imposed fines of PS$1,771,933 (ThUS$534) for the improper application of the IGV for the periods of April, June and October 2000, whose default interest as of the payment date amounted to PS$10,231,619 (ThUS$3,082). It should be noted that the imposition of these penalties is being challenged in the judicial courts.

13.           Enel Generación Piura (formerly EEPSA)

As of March 31, 2019, Enel Generación Piura has incurred the following tax penalties:

As part of a tax audit procedure for the IGV and IPM on imports for the 2011 fiscal year, SUNAT issued a Notice of Penalty to Enel Generación Piura by means of which it imposed a penalty of PS$6,868,256 (ThUS$2,069), whose current default interest to date amounts to PS$5,372,726 (ThUS$1,618). It should be noted that the imposition of this penalty is being challenged in the TF, and a provision has been created in the amount of PS$12,240,982 (ThUS$3,687).

14.           Emgesa

•                      There is no pending resolution involving a possible sanction by the Superintendency of Home Public Services for nonfulfillments consisting in infringing the legal system, specifically Law 142, Law 143 and the Regulations issued by the Regulatory Commission of Energy and Gas. As of  December 31, 2018, there is only one sanction procedure closed in 2013, the sanction of which consisted in a warning (without pecuniary value) for issues similar to those mentioned in this paragraph.

•                      The ANLA confirmed the penalty imposed on Emgesa amounting to CP$2,503,258,650 (ThUS$705), for the alleged non-compliance with the Environmental License, in relation to the removal of wood and biomass resulting from the exploitation for forestry purposes of the reservoir basin of the El Quimbo Hydroelectric Project. A lawsuit for annulment and restoration of rights has been filed and is awaiting decision.

On February 14, 2019 Cundinamarca Adminsitrative Court rejected the suspension of  the administrative action and the process is in its dispatch phase to set a date for the initial hearing.

•                      The CAM ruled on the appeal filed against Resolution No. 2239 of July 29, 2016, in which a penalty of CP$758,864,000 (ThUS$213) was imposed on Emgesa for infringement of environmental regulations. The decision held that Emgesa’s activities were undertaken without a prior environmental permit as established by law (Opening of the road above the 720 level of the El Quimbo-PHEQ Hydroelectric Project). The fine was reduced to CP$492,700,000 (ThUS$139) A request for conciliation was filed to exhaust the procedural requirement and a lawsuit for annulment and restoration of rights has been filed.

The action by the CAM is in the process of being responded to.

•                      ENVIRONMENTAL AUTHORITY (CAM): The Regional Autonomous Corporation (CAR) imposed three (3) penalties consisting of a fine of CP$50,670,000 (approximately ThUS$14) each, the following are the resolutions and the facts for which they sanctioned us:

RESOLUTION No. 3590 of November 10, 2016: CAM sanctioned the Company for not having the discharge permit for the Montea resettlement. The evidence hearing is set.

RESOLUTION No. 3653 of November 10, 2016: CAM sanctioned the Company for not having the discharge permit for the resettlement of Santiago and Palacios. The evidence hearing is set.

RESOLUTION No. 3816 of November 10, 2016: CAM sanctioned the Company for not having the discharge permit for the resettlement of La Galda. It is pending for the court to send notifications to the CAM.

•                      On January 12, 2018 the Company received notification about the resolutions of December 4, No. 3567, 3568 and 3569 confirming the sanctions set by CAM in November of 2016 in relation to resolutions 3590, 3653 and 3816 of November 2016 resulting from the lack of dumping permits of PHEQ project resettlements according to the environmental regulations. Reconciliations were submitted as procedure requirements, as well as the applicable nullity claims of reinstatement and law. The process to request reconciliation was filed within four months before the termination end; this process went unanswered  and the claims became filed.

•                      Sanction for lack of timeliness  in ICA withholding declaration as of December 2018, Palermo, for CP$344,000 (US$112) since the collecting Bank was changed as set forth by the municipality.

•                      Sanction for lack of timeliness  in ICA withholding declaration as of December 2018, Cali for CP$173,000 (US$ 56) since the collecting Bank was changed as set forth by the municipality.

•                      Sanction for a correction in the source withholding declaration as of December 2018 for CP$399,000 (US$126), due to inclusion of invoices corresponding to said period.

15.           Codensa

•                      On July 26, 2017, the Superintendency of Home Public Services, according to File 2016240350600015E for nonfulfillment of ITAD continuity indicators set in Resolution CREG 097 of 2008, decided in first instance to impose a fine for CP$1,475,434,000 (approx. ThUS$467) since it considered that the indicators of quality were infringed. The sanction imposed was appealed for rehearing before the same SSPD and through Resolution 20182400096585 as of July 18, 2018 the entity decided to confirm the penalty; thus, the sanction remained in effect. On October 10, 2018 said sanction was paid.

•                      On October 03, 2017, the Superintendency of Home Public Services, according to File 20152403600122E decided to sanction with a fine for CP$ 1,490,188,340 (approx. ThUS$472) as it considered that CODENSA failed to meet the obligation of reporting deadly accidents to the Superintendency’s Unique System of Information — SUI. In addition it considered that the standards on electric safety set in the Technical Regulations of Electric Installations — RETIE were also infringed. The sanction imposed was appealed for rehearing before the same SSPD and through Resolution 20182400104695.  As of August 15, 2018 the entity decided to confirm the penalty; thus, the sanction remained in effect. On September 3, 2018 said sanction was paid.

•                      On October 03, 2017, the Superintendency of Home Public Services, according to File 2015240350600102E decided to sanction CODENSA S.A. ESP. with a fine for CP$981,163,610 (approx. ThUS$310) as it considered that the standards on infrastructure safety set in the Technical Regulations of Electric Installations — RETIE were also infringed by the company. The sanction imposed was appealed for rehearing before the same SSPD and through Resolution 20182400105125.  Asof August 16, 2018 the entity decided to confirm the penalty; thus, the sanction remained in effect. On September 3, 2018 said sanction was paid.

•                      On February 12, 2018, the Superintendency of Public Services, within the file No. 2016240350600061E, imposed a fine of CP$15,624,840 (ThUS$5) on Codensa S.A. ESP. Considering that the company’s failure to provide the service was because the estimated regulatory compensations for 1 user of the service exceeded the invoiced distribution charge for the respective month. The sanction imposed was appealed in replacement before the same SSPD. Through Resolution of November 8, 2018, the entity decided to confirm the penalty; thus, the sanction remained in effect. On January 22, 2011, the sanction was paid.

•                      On February 28, 2018, the Superintendency of Public Services, within file No. 2015240350600113E, decided to impose a fine of CP$62,499,360 (ThUS$20) on Codensa S.A. ESP. Considering that the company’s failure to provide the service was because the estimated regulatory compensations for 10 users of the service exceeded the invoiced distribution charge for the respective month. The sanction imposed was appealed for rehearing before the same SSPD and through Resolution 20192400004785 as of March 05, 2019 the entity decided to confirm the penalty; thus, the sanction remained in effect. The penalty is in the process of payment.

•                      On April 12, 2018, the Superintendency of Public Services, within file No. 2015240350600082E, decided to fine Codensa S.A. with a fine of CP$15,624,840 (ThUS$5). ESP., Considering that the company’s failure to provide the service because the estimated regulatory compensations for 1 user of the service exceeded the invoiced distribution charge for the respective month. The sanction imposed was appealed in replacement before the same SSPD and is awaiting resolution of the aforementioned appeal.

•                      On June 30, 2017, Codensa was notified of a decision in which the Superintendency of Industry and Commerce (SIC) fined Codensa CP$241,309,250 (ThUS$76) on the basis of a complaint filed by Mrs. Claudia Milena Muñoz Triviño. The decision held that Codensa violated the Colombian personal data protection regime by publishing personal information referring to the complainant (her residence address) on Twitter. On December 13, 2017, the SIC issued a decision of October 4, 2017 by which it resolved the appeals filed against the initial decision, confirming the fine. On December 20, 2017, the fine was paid. An action for nullification and restoration of rights has been filed and is awaiting decision.

•                      By order No. 26346 of March 15, 2018 the SIC imposed a fine of CP$37,834,434 (ThUS$12) on Codensa, for 339 days of delay in payment for compensation for defective product to a customer. An appeal for reconsideration was filed against the order that imposed the sanction and Codensa is waiting for the Authority to resolve this appeal. Through Court Order No. 10.654 of 2019, on February 7, 2019 the Superintendency of Industry and Commerce reduced the sanction to CP$13,727,538 (ThUS$4).

•                      Sanction for submitting declaration on an untimely basis in December 2018, Santa María for CP$343,000 (US$109).

•                      Sanction for submitting declaration on an untimely basis  in January 2019, Pulí for CP$172,000 (US$54), since the frequency of declaration maturity dates changed according to the rules of the municipality.

•                  Sanction for submitting declaration on an untimely basis in 1st bimester, Duitama for CP$398,000 (US$126), since the collector bank changed according to the rules of the municipality.

16.           Sociedad Portuaria Central Cartagena (SPCC):

On July 12, we were notified of the Resolution in which the Superintendence of Ports and Transport confirmed, in the instance of reinstatement, a sanction imposed on SPCC for not reporting the information referred to in Circular 88 of 2016, regarding the vehicle service capacity per day and the storage capacity of each port operation. The amount of the sanction is CP$18,442,925 (ThUS$6). Appeal for reinstatement and subsidy of appeal was filed, and in this appeal the sanction was confirmed.

In relation to the sanctions described above, the Group has set up provisions for ThUS$51,860 as of March 31, 2019 (see Note 24). Although there are other sanctions that also have associated provisions but are not described in this note because they individually represent small amounts, the Administration considers that the provisions recorded adequately cover the risks for sanctions, so they do not expect them additional liabilities to be released to those already registered.

37.           ENVIRONMENT

Environmental expenses for the years ended March 31, 2019 and 2018, are as follows:

				3-31-2019 (Unaudited)
				Disbursements incurred	Disbursements capitalized	Expenses	Disbursements amount in the future	Expected date of	Total disbursements
Company incurring the cost	Project Name	Description	Project Status	ThUS$	ThUS$	ThUS$	ThUS$	disbursements	ThUS$
EMGESA	Project Central Hidroelectrica El Quimbo	Environmental resource management El Quimbo	In progress	—	—	—	6,928	12-31-2020	6,928
EDESUR	Contaminating material	Handling of polluting material	In progress	26	—	26	—	—	26
	PCBs dismantling	With the 2008 Bill 1196 Colombia hosted the Stockholm Convention and that this fact was regulated with the resolution of the Ministry of the environment 222 in December 15, 2011, recognized the provision for dismantling of transformers contaminated with PCBs.	In progress	29	12	16	7,320	12-31-2027	7,348
CODENSA	Nueva Esperanza environmental compensation	Compensations included in Resolution 1061 and Agreement 017 of 2013 of the Ministry of the Environment and the Autonomous Regional Corporation of Cundinamarca, respectively, where the substitution of the protective and productive forest reserve of the upper basin of the Bogotá River is approved, compromising the company to carry out a compensation and reforestation plan in the construction zone of the Nueva Esperanza, Gran sabana and Compartir sub-station.	In progress	209	197	12	88	12-31-2019	297
	Total			264	209	54	14,336		14,599

				3-31-2018 (Unaudited)
				Disbursements incurred	Disbursements capitalized	Expenses	Disbursements amount in the future	Expected date of	Total disbursements
Company incurring the cost	Project Name	Description	Project Status	ThUS$	ThUS$	ThUS$	ThUS$	disbursements	ThUS$

EMGESA	Project Central Hidroelectrica El Quimbo	Environmental resource management El Quimbo	In progress	—	—	—	5,555	12-31-2019	5,555
ENEL GENERACIÓN PERÚ	Preventing activities	Biodiversity protection, sewage water treatment	Completed	60	—	60	246	12-31-2018	306
	Environmental studies	Environmental studies	Completed	93	—	93	89	12-31-2018	182
	Waste management	Hazardous waste management	Completed	68	—	68	251	12-31-2018	319
	Mitigation and restoration	Soil and water protection and recovery	Completed	2	—	2	35	12-31-2018	37
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	Completed	36	—	36	223	12-31-2018	259
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	Completed	42	—	42	181	12-31-2018	223
CHINANGO	Preventing activities	Biodiversity protection of the environment	In progress	—	—	—	56	12-31-2018	56
	Environmental monitoring	Environmental studies	In progress	31	—	31	98	12-31-2018	129
	Waste management	Hazardous waste management	In progress	7	—	7	56	12-31-2018	63
	Mitigation and restoration	Soil and water protection and recovery	In progress	—	—	—	—	12-31-2018	—
	Environmental monitoring	Air and climate protection, noise reduction, protection from radiation	In progress	210	—	210	234	12-31-2018	444
	Landscaping and gardens	Gardens, landscaping and fauna maintenance	In progress	1	—	1	18	12-31-2018	19
EDESUR	Contaminating material	Handling of polluting material	In progress	37	—	37	—	—	37
CODENSA	PCBs dismantling	With the 2008 Bill 1196 Colombia hosted the Stockholm Convention and that this fact was regulated with the resolution of the Ministry of the environment 222 in December 15, 2011, recognized the provision for dismantling of transformers contaminated with PCBs.	In progress	215	2	212	7,808	12-31-2027	8,022
	Nueva Esperanza environmental compensation	Compensations included in Resolution 1061 and Agreement 017 of 2013 of the Ministry of the Environment and the Autonomous Regional Corporation of Cundinamarca, respectively, where the substitution of the protective and productive forest reserve of the upper basin of the Bogotá River is approved, compromising the company to carry out a compensation and reforestation plan in the construction zone of the Nueva Esperanza, Gran sabana and Compartir sub-station.	In progress	61	61	—	769	12-31-2019	830
	Total			863	63	799	15,619		16,481

38.           FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of March 31, 2019 and December 31, 2018, summarized financial information of our principal subsidiaries prepared under IFRS is as follows:

	3-31-2019 (Unaudited)
	Financial	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income Before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Enel Argentina S.A.	Separate	10,690	120,324	131,014	866	—	130,148	131,014	—	—	—	(166)	(166)	814	4,824	(226)	4,598	(19,838)	(15,240)
Enel Generación Costanera S.A.	Separate	196,323	250,828	447,151	154,869	113,333	178,949	447,151	76,483	(34,467)	42,016	31,696	29,116	(774)	28,342	(5,764)	22,578	(22,488)	90
Enel Generación El Chocón S.A.	Separate	98,040	319,051	417,091	82,898	76,479	257,714	417,091	16,452	(1,411)	15,041	13,067	9,398	11,293	20,691	(2,852)	17,839	(33,014)	(15,175)
Empresa Distribuidora Sur S.A.	Separate	347,650	1,340,813	1,688,463	777,798	323,561	587,104	1,688,463	278,238	(205,249)	72,989	9,216	(15,672)	(3,769)	(19,441)	3,502	(15,939)	(86,747)	(102,686)
Enel Trading Argentina S.R.L	Separate	26,582	920	27,502	25,083	—	2,419	27,502	2,662	(422)	2,240	1,603	1,562	(49)	1,514	(608)	906	(221)	685
Dock Sud S.A.	Separate	55,484	255,326	310,810	53,669	37,074	220,067	310,810	34,965	(17,663)	17,302	15,162	8,172	12,154	20,325	9,193	29,518	(27,440)	2,078
Grupo Enel Argentina	Consolidated	352,426	809,352	1,161,778	232,251	170,039	759,488	1,161,778	92,821	(35,878)	56,943	44,207	37,957	14,661	46,231	(9,600)	36,631	(103,425)	(66,794)
Enel Brasil S.A.	Separate	1,708,063	3,888,991	5,597,054	2,773,569	226,502	2,596,983	5,597,054	(47)	(42)	(89)	(17,794)	(17,847)	(37,429)	(55,276)	2,432	(52,844)	(2,185)	(55,029)
Enel Generación Fortaleza S.A.	Separate	188,638	180,347	368,985	116,026	62,296	190,663	368,985	82,244	(21,849)	60,395	58,249	51,968	19,706	71,674	(24,415)	47,259	(2,180)	45,079
EGP Cachoeira Dourada S.A.	Separate	330,736	102,357	433,093	255,042	3,130	174,921	433,093	133,928	(98,817)	35,111	31,951	30,234	(2,688)	27,546	(9,636)	17,910	(786)	17,124
EGP Volta Grande	Separate	107,769	355,978	463,747	276,946	1,077	185,724	463,747	25,075	(8,121)	16,954	16,201	16,200	(3,367)	12,834	(3,899)	8,935	968	9,903
Enel Cien S.A.	Separate	136,132	179,868	316,000	10,341	17,372	288,287	316,000	19,286	(312)	18,974	16,768	14,410	5,004	19,414	(6,980)	12,434	(817)	11,617
Compañía de Transmisión del Mercosur S.A.	Separate	8,175	1,734	9,909	51,798	2,583	(44,472)	9,909	284	—	284	204	(120)	(4,450)	(4,571)	71	(4,500)	5,750	1,250
Transportadora de Energía S.A.	Separate	6,096	5,061	11,157	50,606	6,504	(45,953)	11,157	275	—	275	155	(219)	(4,509)	(4,728)	79	(4,649)	5,942	1,293
Enel Distribución Ceará S.A.	Separate	687,108	1,214,925	1,902,033	497,952	613,911	790,170	1,902,033	320,267	(248,879)	71,388	28,829	6,629	(4,841)	1,787	(232)	1,555	(1,340)	215
Enel Distribución Rio S.A.	Separate	767,118	1,982,293	2,749,411	934,219	883,977	931,215	2,749,411	424,464	(292,573)	131,891	78,755	42,474	(36,806)	5,668	(1,867)	3,801	(2,230)	1,571
Enel Distribución Goias S.A.	Separate	748,310	2,476,909	3,225,219	586,816	1,214,827	1,423,576	3,225,219	399,845	(265,783)	134,062	76,437	49,724	(11,786)	37,938	(16,702)	21,236	(3,413)	17,823
Enel X Brasil S.A.	Separate	17,260	9,899	27,159	9,517	317	17,325	27,159	3,752	(1,254)	2,498	(733)	(133)	(13)	(146)	(301)	(447)	(7)	(454)
Enel Distribuicao Sao Paulo S.A.	Separate	1,805,074	4,377,356	6,182,430	1,666,280	2,853,894	1,662,256	6,182,430	915,090	(696,033)	219,057	111,920	42,082	(31,082)	11,000	1,428	12,428	(3,051)	9,377
Grupo Enel Brasil	Consolidated	4,765,924	11,544,359	16,310,283	6,781,093	5,877,780	3,651,410	16,310,283	2,188,467	(1,498,384)	690,083	400,405	234,860	(126,047)	108,813	(60,023)	48,790	(8,454)	40,336
Emgesa S.A. E.S.P.	Separate	222,474	2,579,599	2,802,073	523,892	1,072,890	1,205,291	2,802,073	305,355	(113,538)	191,817	176,215	158,194	(20,335)	137,859	(44,939)	92,920	51,245	144,165
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	369,884	1,769,917	2,139,801	577,761	771,674	790,366	2,139,801	418,336	(251,987)	166,349	124,745	91,351	(15,301)	76,050	(24,793)	51,257	32,625	83,882
Enel Perú, S.A.C.	Separate	83,756	1,400,596	1,484,352	104,996	10,855	1,368,501	1,484,352	—	—	—	(8)	(19)	147	46,038	—	46,038	24,148	70,186
Enel Generación Perú S.A.	Separate	352,035	931,748	1,283,783	176,078	240,871	866,834	1,283,783	125,215	(57,530)	67,685	53,991	41,230	(2,241)	44,447	(12,230)	32,217	15,667	47,884
Chinango S.A.C.	Separate	12,414	139,176	151,590	15,613	26,346	109,631	151,590	12,203	(2,736)	9,467	8,120	7,044	(56)	6,988	(1,975)	5,013	2,173	7,186
Enel Generación Piura S.A.	Separate	86,001	175,851	261,852	48,239	63,749	149,864	261,852	21,942	(7,744)	14,198	11,796	8,815	253	9,068	(2,670)	6,398	2,611	9,009
Enel Distribución Perú S.A.	Separate	148,818	1,242,674	1,391,492	315,388	439,559	636,545	1,391,492	246,683	(156,168)	90,515	69,535	54,649	(5,759)	48,890	(14,867)	34,023	11,436	45,459
Grupo Enel Perú	Consolidated	472,074	2,451,407	2,923,481	455,625	780,753	1,687,103	2,923,481	352,497	(170,694)	181,803	143,413	111,698	(7,695)	104,003	(31,742)	72,261	56,035	128,296

	12-31-2018
	Financial	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income Before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Enel Argentina S.A.	Separate	6,657	139,508	146,165	776	—	145,389	146,165	—	—	—	(618)	(618)	2,812	3,657	(669)	2,988	(138,136)	(135,148)
Enel Generación Costanera S.A.	Separate	132,613	267,952	400,565	136,446	99,309	164,810	400,565	162,894	(15,271)	147,623	103,430	89,235	19,250	108,963	(17,345)	91,618	(43,235)	48,383
Enel Generación El Chocón S.A.	Separate	95,054	370,645	465,699	82,599	85,399	297,701	465,699	67,134	(4,675)	62,459	53,087	32,994	106,969	141,617	(51,466)	90,151	(130,515)	(40,364)
Empresa Distribuidora Sur S.A.	Separate	312,128	1,381,972	1,694,100	710,707	347,653	635,740	1,694,100	1,189,950	(729,223)	460,727	179,203	77,990	127,247	205,078	(101,101)	103,977	(347,881)	(243,904)
Enel Trading Argentina S.R.L	Separate	14,550	1,008	15,558	13,940	—	1,618	15,558	4,738	(305)	4,433	1,357	1,083	(2,456)	(1,370)	(408)	(1,778)	(571)	(2,349)
Grupo Dock Sud S.A.	Consolidated	55,921	263,659	319,580	63,756	55,240	200,584	319,580	94,769	(20,986)	73,783	58,725	33,999	35,743	69,850	(29,790)	40,060	(104,651)	(64,591)
Grupo Enel Argentina	Consolidated	263,345	916,274	1,179,619	221,534	182,169	775,916	1,179,619	229,458	(19,945)	209,513	155,467	121,179	140,459	307,883	(72,221)	235,662	(355,051)	(119,389)
Enel Brasil S.A.	Separate	1,681,474	3,892,112	5,573,586	2,720,641	225,312	2,627,633	5,573,586	174	(96)	78	(46,334)	(46,374)	(119,900)	(106,575)	44,864	(61,711)	(441,136)	(502,847)
Enel Generación Fortaleza S.A.	Separate	140,483	189,912	330,395	123,850	60,960	145,585	330,395	211,536	(207,475)	4,061	(6,852)	(16,483)	(5,857)	(22,340)	7,309	(15,031)	(25,888)	(40,919)
EGP Cachoeira Dourada S.A.	Separate	301,315	103,975	405,290	244,418	3,075	157,797	405,290	540,344	(417,506)	122,838	109,049	102,351	7,959	110,311	(37,719)	72,592	(18,168)	54,424
EGP Volta Grande	Separate	94,170	355,666	449,836	274,015	—	175,821	449,836	81,939	(10,644)	71,295	68,654	68,653	(15,031)	53,622	(18,732)	34,890	(30,953)	3,937
Enel Cien S.A.	Separate	120,897	183,601	304,498	9,403	18,424	276,671	304,498	82,608	(1,626)	80,982	72,831	56,219	31,686	87,905	(29,729)	58,176	(40,853)	17,323
Compañía de Transmisión del Mercosur S.A.	Separate	9,097	2,196	11,293	50,940	2,493	(42,140)	11,293	1,193	—	1,193	716	(650)	(21,535)	(22,185)	44	(22,141)	13,101	(9,040)
Transportadora de Energía S.A.	Separate	6,912	5,755	12,667	50,780	5,431	(43,544)	12,667	1,140	—	1,140	591	(986)	(21,519)	(22,506)	(176)	(22,682)	13,664	(9,018)
Enel Distribución Ceará S.A.	Separate	538,216	1,209,995	1,748,211	517,761	440,495	789,955	1,748,211	1,410,602	(1,037,015)	373,587	213,754	140,035	(17,507)	122,528	(22,092)	100,436	(128,063)	(27,627)
Enel Distribución Rio S.A.	Separate	611,450	1,964,754	2,576,204	865,349	781,211	929,644	2,576,204	1,510,676	(1,026,864)	483,812	294,177	172,577	(96,634)	75,943	(27,646)	48,297	(152,089)	(103,792)
Enel Distribución Goias S.A.	Separate	694,885	2,478,860	3,173,745	613,692	1,154,300	1,405,753	3,173,745	1,541,938	(1,106,151)	435,787	254,481	157,911	(51,253)	107,044	318,307	425,351	(199,597)	225,754
Enel X Brasil S.A.	Separate	14,153	9,180	23,333	5,512	42	17,779	23,333	17,882	(8,136)	9,746	(559)	(1,412)	(169)	(1,581)	394	(1,187)	(2,104)	(3,291)
Enel Distribución Sao Paulo S.A.	Separate	1,535,494	4,426,898	5,962,392	1,438,355	2,871,158	1,652,879	5,962,392	2,459,201	(1,914,222)	544,979	243,789	137,736	(98,509)	39,227	(17,209)	22,018	(202,092)	(180,074)
Grupo Enel Brasil	Consolidated	4,112,113	11,587,158	15,699,271	6,524,502	5,555,695	3,619,074	15,699,271	7,492,092	(5,366,693)	2,125,399	1,201,286	766,565	(435,467)	331,484	217,615	549,099	(689,804)	(140,705)
Emgesa S.A. E.S.P.	Separate	336,791	2,511,365	2,848,156	510,844	1,032,101	1,305,211	2,848,156	1,259,471	(478,264)	781,207	707,149	633,075	(101,981)	531,118	(185,554)	345,564	(117,250)	228,314
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	414,711	1,686,783	2,101,494	650,760	598,455	852,279	2,101,494	1,713,801	(1,032,452)	681,349	522,969	389,002	(57,795)	331,372	(125,242)	206,130	(81,177)	124,953
Enel Perú, S.A.C.	Separate	36,807	1,376,103	1,412,910	69,295	10,460	1,333,155	1,412,910	—	—	—	337	337	(4,852)	185,519	—	185,519	(56,062)	129,457
Enel Generación Perú S.A.	Separate	333,468	914,287	1,247,755	169,579	234,383	843,793	1,247,755	653,276	(336,615)	316,661	257,625	209,490	13,325	263,975	(69,105)	194,870	(35,507)	159,363
Chinango S.A.C.	Separate	5,798	137,059	142,857	7,946	25,562	109,349	142,857	54,434	(15,469)	38,965	33,910	29,643	(255)	29,388	(8,562)	20,826	(4,445)	16,381
Enel Generación Piura S.A.	Separate	85,080	175,196	260,276	51,046	68,377	140,853	260,276	89,395	(37,266)	52,129	42,112	30,028	(4,368)	25,685	(8,003)	17,682	(6,155)	11,527
Enel Distribución Perú S.A.	Separate	112,287	1,210,429	1,322,716	268,883	431,856	621,977	1,322,716	912,950	(610,701)	302,249	232,137	175,848	(22,150)	153,693	(49,024)	104,669	(25,666)	79,003
Grupo Enel Perú	Consolidated	488,824	2,401,685	2,890,509	490,068	770,021	1,630,420	2,890,509	1,505,635	(798,330)	707,305	564,020	443,246	(18,583)	451,681	(134,059)	317,622	(127,835)	189,787

39.           SUBSEQUENT EVENTS

1.                  Enel Américas S.A.

On April 10, 2019 the “Comunicato Stampa” was issued by Enel S.p.A., through which it was informed that its share in Enel Américas S.A.’s capital stock increased by 4.62%, thus reaching 56.42%.

In the same “Comunicato Stampa” and in relation to the ongoing increase of capital announced through the Essential Fact issued on February 27, 2019, supplemented by the Essential Fact of March 1, 2019, Enel S.p.A informed its intent of voting in favor of its approval at the Extraordinary Stockholders Meeting called for on April 30, 2019. Likewise, Enel S.p.A states its intent of approving the capital increase and subject to the conditions of the market undersigning the shares issued by Enel Américas in proportion to its current equity interest, i.e. 56.42%,  by exercising its preemptive subscription rights

There have been no other subsequent events between April 1, 2019 and the issuance date of these financial statements.

APPENDIX 1 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix forms an integral part of these consolidated financial statements.

The detail of assets and liabilities denominated in foreign currency is as follows:

ASSETS	Foreign currency	3-31-2019 (Unaudited) ThUS$	12-31-2018 ThUS$
CURRENT ASSETS
Cash and cash equivalents		1,925,533	1,904,285
	Dollar	464,720	513,668
	Euros	3,099	2,436
	Real	888,581	633,635
	CP	206,998	372,360
	Soles	129,708	129,263
	Argentine Peso	93,825	101,207
	$ non-adjustable	138,602	151,716

Other current financial assets		198,313	210,393
	Dollar	65,402	46,395
	Real	104,049	139,462
	CP	28,301	24,434
	Soles	445	—
	$ non-adjustable	116	102

Other current non-financial assets		398,315	307,732
	Dollar	7,311	5,198
	Real	287,253	220,661
	CP	13,707	8,850
	Soles	54,454	46,391
	Argentine Peso	29,860	21,088
	$ non-adjustable	5,730	5,544

Trade and other current receivables		4,036,992	3,551,022
	Dollar	117,043	32,184
	Real	3,141,261	2,801,406
	CP	241,268	217,987
	Soles	128,929	116,631
	Argentine Peso	407,671	381,858
	$ non-adjustable	820	956

Current accounts receivable from related parties		13,209	14,337
	Dollar	241	1,510
	Euros	1,921	2,052
	Real	2,979	4,765
	CP	1,132	1,203
	Soles	4,220	2,220
	Argentine Peso	409	476
	$ non-adjustable	2,307	2,111

Inventories		359,733	339,398
	Dollar	4,531	5,235
	Euros	—	208
	Real	219,279	209,114
	CP	65,222	57,118
	Soles	48,188	43,532
	Argentine Peso	22,513	24,191

Current tax assets		48,887	50,994
	Real	46,736	48,333
	CP	5	4
	Soles	1,725	2,282
	Argentine Peso	208	160
	$ non-adjustable	213	215

Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners		5,986	5,825
	CP	5,986	5,825
TOTAL CURRENT ASSETS		6,986,968	6,383,986

ASSETS	Foreign currency	3-31-2019 (Unaudited) ThUS$	12-31-2018 ThUS$
NON-CURRENT ASSETS
Other non-current financial assets		2,845,309	2,796,475
	Dollar	64,545	34,133
	Real	2,780,169	2,761,730
	CP	578	598
	Argentine Peso	17	14

Other non-current non-financial assets		1,147,675	1,140,708
	Dollar	—	2,165
	Real	1,130,363	1,125,449
	CP	11,340	8,753
	Soles	1,965	—
	Argentine Peso	810	927
	$ non-adjustable	3,197	3,414

Trade and other non-current receivables		721,777	906,508
	Dollar	334,117	242,409
	Real	338,251	457,161
	CP	39,242	40,003
	Argentine Peso	10,109	166,877
	$ non-adjustable	58	58

Non-current accounts receivable from related parties		1,490	1,652
	Real	1,397	1,544
	Argentine Peso	93	108

Investments accounted for using the equity method		2,180	2,596
	Argentine Peso	2,180	2,596

Intangible assets other than goodwill		5,822,732	5,827,289
	Real	5,645,721	5,653,824
	CP	97,945	95,095
	Soles	57,509	56,200
	Argentine Peso	21,557	22,170

Goodwill		1,206,692	1,205,570
	Real	951,902	963,060
	CP	40,100	19,245
	Soles	210,111	197,010
	Argentine Peso	4,579	26,255

Property, plant and equipment		8,848,985	8,686,827
	Dollar	32	43
	Real	478,532	436,204
	CP	4,197,085	4,050,353
	Soles	2,387,774	2,345,485
	Argentine Peso	1,785,469	1,854,742
	$ non-adjustable	93	—

Investment property		10,626	11,708
	Real	10,626	11,708

Deferred tax assets		430,955	433,037
	Real	426,786	433,026
	CP	1	1
	Argentine Peso	4,159	10
	$ non-adjustable	9	—

TOTAL NON CURRENT ASSETS		21,038,421	21,000,662

TOTAL ASSETS		28,025,389	27,384,648

		3-31-2019 (Unaudited)		12-31-2018
		Less than 90 days	91 days to 1 year	Less than 90 days	91 days to 1 year
LIABILITIES	Foreign currency	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities		631,627	902,202	547,436	1,100,663
	Dollar	467,949	306,824	103,871	689,178
	Real	59,140	415,452	144,161	212,615
	CP	58,308	146,487	286,666	103,506
	Soles	39,545	33,431	12,738	89,167
	Argentine Peso	6	—	—	—
	U.F.	6,679	8	—	6,197

Trade and other current payables		3,617,508	699,018	3,480,302	635,945
	Dollar	47,811	—	47,292	1,576
	Euros	13,925	—	147,351	—
	Real	2,190,278	462,007	2,056,420	405,209
	CP	515,582	56,067	511,836	23,344
	Soles	180,130	—	200,223	—
	Argentine Peso	524,959	180,944	473,457	205,816
	$ non-adjustable	144,823	—	43,723	—

Current accounts payable to related parties		382,446	2,631,752	344,281	2,652,387
	Dollar	227,619	—	1,122	—
	Euros	129,438	—	316,215	—
	Real	9,464	2,631,752	12,455	2,652,387
	CP	1,789	—	1,176	—
	Soles	2,115	—	985	—
	Argentine Peso	3,512	—	3,208	—
	$ non-adjustable	8,509	—	9,120	—

Other current provisions		30,265	323,505	105,760	317,103
	Euros	—	—	—	25,516
	Real	14,264	118,113	89,466	105,475
	CP	—	29,755	—	10,325
	Soles	14,623	45,368	14,768	44,555
	Argentine Peso	173	130,269	362	131,232
	$ non-adjustable	1,205	—	1,164	—

Current tax liabilities		175,772	6,310	108,541	84,383
	Euros	—	—	—	52,340
	Real	8,632	—	15,965	—
	CP	74,208	6,310	21,562	—
	Soles	10,251	—	13,435	—
	Argentine Peso	82,668	—	57,579	32,043
	$ non-adjustable	13	—	—	—

Other current non-financial liabilities		219,361	58,331	207,994	62,126
	Dollar	—	—	—	3,091
	Real	132,849	49,977	139,333	51,029
	CP	11,515	7,611	16,588	7,276
	Soles	31,810	743	28,177	730
	Argentine Peso	42,457	—	23,704	—
	$ non-adjustable	730	—	192	—

Liabilities associated with disposal groups held for sale or for distribution to owners		3,940	—	3,835	—
	$ non-adjustable	3,940	—	3,835	—

TOTAL CURRENT LIABILITIES		5,060,919	4,621,118	4,798,149	4,852,607

		3-31-2019 (Unaudited)		12-31-2018
		Less than 90 days	91 days to 1 year	Less than 90 days	91 days to 1 year
LIABILITIES	Foreign currency	ThUS$	ThUS$	ThUS$	ThUS$
NON-CURRENT LIABILITIES
Other non-current financial liabilities		3,529,876	1,682,444	2,987,085	1,634,783
	Dollar	632,860	587,645	556,492	611,187
	Reales	1,641,999	295,440	1,321,266	294,628
	CP	1,036,136	590,920	894,254	534,298
	Soles	201,834	208,429	198,472	194,670
	U.F.	17,047	10	16,601	—

Trade and other non-current payables		1,148,722	26,393	901,156	31,900
	Dollar	10,855	—	4,606	—
	Reales	963,200	26,393	695,311	31,900
	Soles	—	—	10,460	—
	Argentine Peso	174,667	—	190,779	—

Non-current accounts payable to related parties		980	—	—	—
	$ non-adjustable	980	—	—	—

Other long-term provisions		482,192	574,592	765,565	598,411
	Reales	408,243	557,331	733,441	546,435
	CP	47,876	—	5,349	34,991
	Soles	3,735	17,247	3,669	16,946
	Argentine Peso	22,338	14	23,106	39

Deferred tax liabilities		179,293	352,191	192,374	353,696
	Reales	11,463	—	11,188	—
	CP	33,857	3,470	29,177	3,446
	Soles	61,506	195,629	60,629	189,000
	Argentine Peso	67,192	153,092	83,006	161,250
	$ non-adjustable	5,275	—	8,374	—

Non-current provisions for employee benefits		789,412	541,963	800,043	543,464
	Reales	748,627	435,302	750,260	447,753
	CP	28,053	98,118	37,026	86,126
	Soles	5,237	—	5,130	—
	Argentine Peso	7,495	6,021	7,627	6,972
	$ non-adjustable	—	2,522	—	2,613

Other non-current non-financial liabilities		75,337	21,784	83,598	21,625
	Dollar	—	—	4,149	—
	Reales	4,498	—	4,671	—
	CP	6,130	—	5,892	—
	Soles	3,939	21,784	3,893	21,625
	Argentine Peso	60,770	—	64,993	—

TOTAL NON-CURRENT LIABILITIES		6,205,812	3,199,367	5,729,821	3,183,879

TOTAL LIABILITIES		11,266,731	7,820,485	10,527,970	8,036,486

APPENDIX 2 ADDITIONAL INFORMATION OFFICIAL BULLETIN No. 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of these consolidated financial statements.

a)                 Portfolio stratification

•                      Trade and other receivables by time in arrears:

	3-31-2019 (Unaudited)
	Up-to-date	1 - 90 days in	91 - 180 days in	More than 181		Total Non-
	portfolio	arrears	arrears	days in arrears	Total Current	Current
Trade and other current receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, gross	1,753,534	583,170	132,491	969,294	3,438,489	116,699
Impairment provision	(22,487)	(19,538)	(28,538)	(592,374)	(662,937)	(21,863)
Other receivables, gross	1,354,312	—	—	—	1,354,312	697,166
Impairment provision	(92,872)	—	—	—	(92,872)	(70,225)
Total	2,992,487	563,632	103,953	376,920	4,036,992	721,777

	12-31-2018
	Up-to-date	1 - 90 days in	91 - 180 days in	More than 181		Total Non-
	portfolio	arrears	arrears	days in arrears	Total Current	Current
Trade and other current receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, gross	1,557,837	490,061	173,268	796,303	3,017,469	171,513
Impairment provision	(41,013)	(37,505)	(39,952)	(634,130)	(752,600)	—
Other receivables, gross	1,332,904	—	—	—	1,332,904	735,509
Impairment provision	(46,751)	—	—	—	(46,751)	(514)
Total	2,802,977	452,556	133,316	162,173	3,551,022	906,508

•                      By type of portfolio:

	3-31-2019 (Unaudited)
	Non-renegotiated portfolio		Renegotiated portfolio		Total Gross Portfolio
		Gross amount	Number of	Gross amount	Number of	Gross amount
Time in Arrears	Number of customers	ThUS$	customers	ThUS$	customers	ThUS$
Up-to-date	9,945,848	1,724,110	1,700,056	146,123	11,645,904	1,870,233
1 to 30 days	10,141,416	369,136	283,385	20,959	10,424,801	390,095
31 to 60 days	2,957,381	118,591	164,707	12,807	3,122,088	131,398
61 to 90 days	1,593,137	51,326	117,163	10,351	1,710,300	61,677
91 to 120 days	1,144,680	34,675	89,085	7,950	1,233,765	42,625
121 to 150 days	1,073,414	45,161	82,029	6,375	1,155,443	51,536
151 to 180 days	1,048,352	32,183	74,510	6,147	1,122,862	38,330
181 to 210 days	1,078,743	62,974	72,824	5,663	1,151,567	68,637
211 to 250 days	459,812	63,939	64,858	5,189	524,670	69,128
More than 251 days	6,613,224	771,969	1,183,744	59,560	7,796,968	831,529
Total	36,056,007	3,274,064	3,832,361	281,124	39,888,368	3,555,188

	12-31-2018
	Non-renegotiated portfolio		Renegotiated portfolio		Total Gross Portfolio
		Gross amount	Number of	Gross amount	Number of	Gross amount
Time in Arrears	Number of customers	ThUS$	customers	ThUS$	customers	ThUS$
Up-to-date	9,918,200	1,580,102	1,679,833	149,248	11,598,033	1,729,350
1 to 30 days	8,803,920	302,656	257,244	19,796	9,061,164	322,452
31 to 60 days	2,917,248	100,061	148,625	11,193	3,065,873	111,254
61 to 90 days	1,802,108	48,054	105,881	8,301	1,907,989	56,355
91 to 120 days	1,460,121	50,898	95,138	7,475	1,555,259	58,373
121 to 150 days	1,304,234	62,862	79,043	6,173	1,383,277	69,035
151 to 180 days	1,111,148	40,651	72,756	5,209	1,183,904	45,860
181 to 210 days	683,370	37,456	70,761	4,883	754,131	42,339
211 to 250 days	482,245	26,603	58,518	4,447	540,763	31,050
More than 251 days	6,830,315	667,658	852,817	55,256	7,683,132	722,914
Total	35,312,909	2,917,001	3,420,616	271,981	38,733,525	3,188,982

b)                 Portfolio in default and in legal collection process

	Balance as of		Balance as of
	3-31-2019 (Unaudited)		3-31-2018 (Unaudited)
	Number of	Amount	Number of	Amount
Portfolio in Default and in Legal Collection Process	customers	ThUS$	customers	ThUS$

Notes receivable in default	341,298	62,651	588,962	75,562
Notes receivable in legal collection process (*)	9,811	43,683	9,838	44,981
Total	351,109	106,334	598,800	120,543

(*)  Legal collections are included in the portfolio in arrears.

c)                  Provisions and write-offs

	Balance as of
	3-31-2019 (Unaudited)	12-31-2018
Provisions and write-offs	ThUS$	ThUS$

Provision for non-renegotiated portfolio	30,341	214,062
Provision for renegotiated portfolio	3,437	28,119
Recoveries	14,603	(127,510)
Total	48,381	114,671

d)                 Number and amount of operations:

	Balance as of
	3-31-2019 (Unaudited)		12-31-2018
	Total detail by type of transaction Last Quarter	Total detail by type of operation Year-to-date	Total detail by type of transaction Last Quarter	Total detail by type of operation Year-to-date
Number and Amount of Transactions	ThUS$	ThUS$	ThUS$	ThUS$

Impairment provision and recoveries:
Number of transactions	554,531	554,534	2,083,622	5,122,894
Amount of the transactions	38,450	48,381	85,139	114,671

APPENDIX 2.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of these consolidated financial statements.

a)                 Portfolio stratification

•                      Trade receivables by time in arrears:

	3-31-2019 (Unaudited)
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Trade receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, Generation and Transmission	381,359	19,941	10,109	1,963	1,023	2,130	2,965	9,559	33,290	26,954	148,172	637,465	1,819
- Large Clients	81,157	13,287	6,072	66	3	—	—	—	—	3,050	5	103,640	—
- Institutional Clients	200,266	—	—	—	—	—	—	—	—	—	—	200,266	1,793
- Other	99,936	6,654	4,037	1,897	1,020	2,130	2,965	9,559	33,290	23,904	148,167	333,559	26
Impairment provision	(12,876)	(18)	(405)	(40)	(3)	—	—	(4)	—	(3,035)	(63,144)	(79,525)	—

Unbilled services	192,035	—	—	—	—	—	—	—	—	—	—	192,035	—
Billed services	189,324	19,941	10,109	1,963	1,023	2,130	2,965	9,559	33,290	26,954	148,172	445,430	1,819

Trade receivables, Distribution	1,372,175	370,154	121,289	59,714	41,602	49,406	35,365	59,078	35,838	109,195	547,208	2,801,024	114,880
- Mass-market Clients	818,677	257,824	79,499	39,753	29,090	26,386	24,899	40,650	22,047	62,227	371,954	1,773,006	27,079
- Large Clients	378,640	74,027	24,716	8,308	6,277	6,926	4,795	5,768	3,600	12,946	111,174	637,177	13,665
- Institutional Clients	174,858	38,303	17,074	11,653	6,235	16,094	5,671	12,660	10,191	34,022	64,080	390,841	74,136
Impairment provision	(9,611)	(3,599)	(8,214)	(7,262)	(8,642)	(10,025)	(9,868)	(30,946)	(11,795)	(40,136)	(443,314)	(583,412)	(21,863)

Unbilled services	532,951	—	—	—	—	—	—	—	—	—	—	532,951	—
Billed services	839,224	370,154	121,289	59,714	41,602	49,406	35,365	59,078	35,838	109,195	547,208	2,268,073	114,880

Total trade receivables, gross	1,753,534	390,095	131,398	61,677	42,625	51,536	38,330	68,637	69,128	136,149	695,380	3,438,489	116,699
Total impairment provision	(22,487)	(3,617)	(8,619)	(7,302)	(8,645)	(10,025)	(9,868)	(30,950)	(11,795)	(43,171)	(506,458)	(662,937)	(21,863)
Total trade receivables, net	1,731,047	386,478	122,779	54,375	33,980	41,511	28,462	37,687	57,333	92,978	188,922	2,775,552	94,836

Since not all of our commercial databases in our Group’s different subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the subsidiaries to monitor and follow up on trade receivables is the following:

•                      Mass-market clients

•                      Large clients

•                      Institutional clients

	12-31-2018
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Trade receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables, Generation and Transmission	301,319	24,816	10,407	3,145	9,996	33,373	11,385	3,559	2,096	25,624	133,193	558,913	57,636
- Large Clients	70,039	24,111	8,111	177	398	44	73	393	929	3,023	—	107,298	—
- Institutional Clients	149,070	—	—	—	—	—	—	—	—	—	—	149,070	57,610
- Other	82,210	705	2,296	2,968	9,598	33,329	11,312	3,166	1,167	22,601	133,193	302,545	26
Impairment provision	(8,511)	—	—	—	—	—	—	(450)	(1)	(3,137)	(63,741)	(75,840)	—

Unbilled services	192,963	—	—	—	—	—	—	—	—	—	—	192,963	—
Billed services	108,356	24,816	10,407	3,145	9,996	33,373	11,385	3,559	2,096	25,624	133,193	365,950	57,636

Trade receivables, Distribution	1,256,518	297,636	100,847	53,210	48,377	35,662	34,475	38,780	28,954	97,831	466,266	2,458,556	113,877
- Mass-market Clients	814,204	199,935	70,102	35,646	30,400	26,350	25,444	29,435	12,870	49,043	312,576	1,606,005	29,211
- Large Clients	303,775	66,027	16,102	8,287	5,207	4,561	3,371	4,261	2,836	10,309	97,111	521,847	13,678
- Institutional Clients	138,539	31,674	14,643	9,277	12,770	4,751	5,660	5,084	13,248	38,479	56,579	330,704	70,988
Impairment provision	(32,502)	(12,850)	(13,486)	(11,169)	(13,552)	(12,538)	(13,862)	(31,088)	(21,767)	(71,428)	(442,518)	(676,760)	—

Unbilled services	613,168	—	—	—	—	—	—	—	—	—	—	613,168	—
Billed services	643,350	297,636	100,847	53,210	48,377	35,662	34,475	38,780	28,954	97,831	466,266	1,845,388	113,877

Total trade receivables, gross	1,557,837	322,452	111,254	56,355	58,373	69,035	45,860	42,339	31,050	123,455	599,459	3,017,469	171,513
Total impairment provision	(41,013)	(12,850)	(13,486)	(11,169)	(13,552)	(12,538)	(13,862)	(31,538)	(21,768)	(74,565)	(506,259)	(752,600)	—
Total trade receivables, net	1,516,824	309,602	97,768	45,186	44,821	56,497	31,998	10,801	9,282	48,890	93,200	2,264,869	171,513

•                      By type of portfolio:

	3-31-2019 (Unaudited)
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Type of Portfolio	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	381,359	19,941	10,109	1,963	1,023	2,130	2,965	9,559	33,290	175,126	—	637,465	1,819
- Large Clients	187,184	13,287	6,072	66	3	—	—	—	—	3,055	—	209,667	—
- Institutional Clients	94,239	—	—	—	—	—	—	—	—	—	—	94,239	1,793
- Other	99,936	6,654	4,037	1,897	1,020	2,130	2,965	9,559	33,290	172,071	—	333,559	26
Renegotiated portfolio	—	—	—	—	—	—	—	—	—	—	—	—	—
- Large Clients	—	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional Clients	—	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Non-renegotiated portfolio	1,300,099	349,195	108,482	49,363	33,652	43,031	29,218	53,415	30,649	596,843	—	2,593,947	40,833
- Mass-market Clients	766,361	241,902	69,607	32,233	23,650	22,180	21,259	37,200	18,987	401,064	—	1,634,443	11,335
- Large Clients	367,080	71,348	23,654	7,341	5,492	6,460	4,344	5,288	3,150	114,425	—	608,582	7,636
- Institutional Clients	166,658	35,945	15,221	9,789	4,510	14,391	3,615	10,927	8,512	81,354	—	350,922	21,862
Renegotiated portfolio	72,076	20,959	12,807	10,351	7,950	6,375	6,147	5,663	5,189	59,560	—	207,077	74,047
- Mass-market Clients	52,314	15,922	9,891	7,519	5,439	4,206	3,641	3,451	3,061	33,117	—	138,561	15,743
- Large Clients	11,561	2,679	1,063	968	786	466	451	480	449	9,695	—	28,598	6,029
- Institutional Clients	8,201	2,358	1,853	1,864	1,725	1,703	2,055	1,732	1,679	16,748	—	39,918	52,275

Total gross portfolio	1,753,534	390,095	131,398	61,677	42,625	51,536	38,330	68,637	69,128	831,529	—	3,438,489	116,699

	12-31-2018
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Type of Portfolio	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	301,319	24,816	10,407	3,145	9,996	33,373	11,385	3,559	2,096	158,817	—	558,913	57,636
- Large Clients	70,039	24,111	8,111	178	397	44	73	393	929	3,023	—	107,298	—
- Institutional Clients	149,072	—	—	—	—	—	—	—	—	—	—	149,072	57,610
- Other	82,208	705	2,296	2,967	9,599	33,329	11,312	3,166	1,167	155,794	—	302,543	26
Renegotiated portfolio	—	—	—	—	—	—	—	—	—	—	—	—	—
- Large Clients	—	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional Clients	—	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Non-renegotiated portfolio	1,181,219	277,840	89,654	44,909	40,902	29,489	29,266	33,897	24,507	508,841	—	2,260,524	39,928
- Mass-market Clients	762,509	185,042	61,919	29,969	25,283	22,141	21,982	26,152	10,117	331,232	—	1,476,346	13,080
- Large Clients	291,925	63,756	15,124	7,678	4,579	4,100	2,924	3,838	2,429	98,340	—	494,693	6,716
- Institutional Clients	126,785	29,042	12,611	7,262	11,040	3,248	4,360	3,907	11,961	79,269	—	289,485	20,132
Renegotiated portfolio	75,299	19,796	11,193	8,301	7,475	6,173	5,209	4,883	4,447	55,256	—	198,032	73,949
- Mass-market Clients	51,696	14,894	8,183	5,677	5,119	4,208	3,462	3,282	2,754	30,384	—	129,659	16,132
- Large Clients	11,851	2,271	979	609	627	461	447	422	407	9,081	—	27,155	6,962
- Institutional Clients	11,752	2,631	2,031	2,015	1,729	1,504	1,300	1,179	1,286	15,791	—	41,218	50,855

Total gross portfolio	1,557,837	322,452	111,254	56,355	58,373	69,035	45,860	42,339	31,050	722,914	—	3,017,469	171,513

APPENDIX 2.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY:

This appendix forms an integral part of these consolidated financial statements.

	COLOMBIA				PERU				ARGENTINA				BRAZIL				TOTAL
	3-31-2019 (Unaudited)		12-31-2018		3-31-2019 (Unaudited)		12-31-2018		3-31-2019 (Unaudited)		12-31-2018		3-31-2019 (Unaudited)		12-31-2018		3-31-2019 (Unaudited)		12-31-2018
Country	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls
BALANCE	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current accounts receivable from related parties	—	—	—	—	—	—	—	—	—	—	—	—	175	17	2,371	18	175	17	2,371	18
Trade and other current receivables	160,219	8,634	146,658	8,102	60,274	12,740	57,805	9,113	210,137	20	194,943	11	664,661	3,281	606,356	8,090	1,095,291	24,675	1,005,762	25,316
Total Asset Estimate	160,219	8,634	146,658	8,102	60,274	12,740	57,805	9,113	210,137	20	194,943	11	664,836	3,298	608,727	8,108	1,095,466	24,692	1,008,133	25,334
Current accounts payable to related parties	—	—	—	—	—	—	—	—	—	—	—	—	8,095	629	11,614	123	8,095	629	11,614	123
Trade and other current payables	52,736	11,917	42,348	10,560	38,047	11,005	1,705	8,197	68,658	—	52,548	—	747,407	151,556	597,734	109,496	906,848	174,478	694,335	128,253
Total Liability Estimate	52,736	11,917	42,348	10,560	38,047	11,005	1,705	8,197	68,658	—	52,548	—	755,502	152,185	609,348	109,619	914,943	175,107	705,949	128,376

	COLOMBIA				PERU				ARGENTINA				BRAZIL				TOTAL
	3-31-2019 (Unaudited)		3-31-2018 (Unaudited)		3-31-2019 (Unaudited)		3-31-2018 (Unaudited)		3-31-2019 (Unaudited)		3-31-2018 (Unaudited)		3-31-2019 (Unaudited)		3-31-2018 (Unaudited)		3-31-2019 (Unaudited)		3-31-2018 (Unaudited)
	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls
INCOME STATEMENT	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Energy sales	161,600	8,709	167,839	8,829	60,214	12,729	56,573	12,849	229,469	—	197,505	37	684,927	3,414	356,160	9,717	1,136,210	24,852	778,077	31,432
Energy purchases	53,190	12,020	57,841	12,612	38,013	11,002	20,718	25,180	68,658	—	79,312	—	779,422	156,825	263,056	20,745	939,283	179,847	420,927	58,537

APPENDIX 3 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS:

This appendix forms an integral part of the Group’s financial statements.

	Balance as of				Balance as of
	3-31-2019 (Unaudited)				12-31-2018
	Goods	Services	Other	Total	Goods	Services	Other	Total
Suppliers with Payments Up-to-Date	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Up to 30 days	227,488	268,980	1,061,996	1,558,464	155,973	434,459	1,026,490	1,616,922
From 31 to 60 days	63,714	258,027	158,481	480,222	52,423	182,756	143,397	378,576
From 61 to 90 days	2,273	10,094	7,946	20,313	13,428	32,421	26,195	72,044
From 91 to 120 days	1,572	7,794	2,873	12,239	4,111	6,679	10,815	21,605
From 121 to 365 days	7,415	4,703	67,383	79,501	469	5,715	82,893	89,077
More than 365 days	8,061	11,005	197,756	216,822	4,606	11,889	205,251	221,746

Total	310,523	560,603	1,496,435	2,367,561	231,010	673,919	1,495,041	2,399,970

	Balance as of				Balance as of
	3-31-2019 (Unaudited)				12-31-2018
	Goods	Services	Other	Total	Goods	Services	Other	Total
Suppliers with Payments Overdue	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Up to 30 days	6,472	54,143	—	60,615	3,089	34,104	—	37,193
From 31 to 60 days	—	—	—	—	—	—	—	—
From 61 to 90 days	—	—	—	—	—	—	—	—
From 91 to 120 days	—	—	—	—	—	—	—	—
From 121 to 365 days	—	—	—	—	—	—	—	—
More than 365 days	—	374	145,308	145,682	—	433	148,585	149,018

Total	6,472	54,517	145,308	206,297	3,089	34,537	148,585	186,211